Filed Pursuant to Rule 424(b)(3)
Registration No. 333-142596

PROSPECTUS

The Nielsen Company B.V.

Offer to Exchange

€343,000,000 aggregate principal amount of The Nielsen Company B.V.’s Senior Discount Notes Due 2016 which have been registered under the Securities Act of 1933 for €343,000,000 aggregate principal amount of The Nielsen Company B.V.’s outstanding Senior Discount Notes Due 2016.

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus (which constitute the “exchange offer”), to exchange up to €343,000,000 aggregate principal amount of our registered Senior Discount Notes Due 2016, which we refer to as the “exchange notes,” for a like principal amount of our outstanding Senior Discount Notes Due 2016, which we refer to as the “old notes.” We refer to the old notes and the exchange notes collectively as the “notes” or the “Senior Discount Notes.” The terms of the exchange notes are identical to the terms of the old notes in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the old notes.

We will exchange any and all old notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., London time, on August 30, 2007, unless extended.

We intend to apply to list the exchange notes on the Luxembourg Stock Exchange’s Euro MTF market.

Broker-dealers who acquired old notes directly from us in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resales of exchange notes and cannot rely on the position of the staff of the Securities and Exchange Commission set forth in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

See “ Risk Factors” beginning on page 16 of this prospectus for a discussion of certain risks that you should consider before participating in this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 1, 2007

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules of the Securities and Exchange Commission, or the SEC, the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), neither Nielsen nor anyone acting on its behalf has made or will make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that the Initial Purchasers may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in the Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by Nielsen of a prospectus pursuant to Article 3 of the Prospectus Directive.

i

For the purposes of this restriction, the expression an “offer of the notes to the public” in relation to any of the notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offering and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The notes may not be offered or sold in or into the United Kingdom by means of any document except in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995. All applicable provisions of the Financial Services and Markets Act 2000 must be complied with in respect of anything done in relation to the notes in, from or otherwise involving or having an effect in the United Kingdom.

In France, the notes may not be directly or indirectly offered or sold to the public, and offers and sales of the notes will only be made in France to providers of investment services relating to portfolio management for the account of third parties and/or to qualified investors acting for their own account, in accordance with Articles L.411-1, L.411-2 and D.411-1 of the Code Monétaire et Financier. Accordingly, this prospectus has not been submitted to the Autorité des Marchés Financiers. Neither this prospectus nor any other offering material may be distributed to the public or used in connection with any offer for subscription or sale of the notes to the public in France or offered to any investors other than those (if any) to whom offers and sales of the notes in France may be made as described above and no prospectus shall be prepared and submitted for approval (visa) to the Autorité des Marchés Financiers.

Les titres ne peuvent être offerts ni vendus directement ou indirectement au public en France et ni l’offre ni la vente des titres ne pourra être proposée qu’ à des personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers et/ou à des investisseurs qualifiés agissant pour compte propre conformément aux Articles L.411-1, L.411-2 et D411 1 du Code Monétaire et Financier. Par conséquent, ce prospectus n’a pas été soumis au visa de l’Autorité des Marchés Financiers et aucun prospectus ne sera preparé ou soumis au visa de l’Autorité des Marchés Financiers. Ni ce prospectus ni aucun autre document promotionnel ne pourra être communiqué en France au public ou utilisé en relation avec l’offre de souscription ou la vente ou l’offre de titres au public ou à toute personne autre que les investisseurs (le cas échéant) décrits ci-dessus auxquels les titres peuvent être offerts et vendus en France.

The notes may be offered and sold in Germany only in compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz) as amended, the Commission Regulation (EC) No 809/2004 of April 29, 2004 as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities. This prospectus has not been approved under the German Securities Prospectus Act (Wertpapierprospektgesetz) or the Directive 2003/71/EC.

The notes have not been and will not be qualified under the securities laws of any province or territory of Canada. The notes are not being offered or sold, directly or indirectly, in Canada or to or for the account of any resident of Canada in contravention of the securities laws of any province or territory thereof.

Until October 30, 2007 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus.

ii

PROSPECTUS SUMMARY

This summary highlights information about The Nielsen Company B.V. (“Nielsen”), formerly known as VNU Group B.V. and prior to that as VNU N.V., and the notes contained elsewhere in this prospectus. It is not complete and may not contain all the information that may be important to you. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors.” In this prospectus, except as otherwise indicated herein, or as the context may otherwise require, references to the “Issuer” refers to Nielsen, and references to “we,” “our,” “us,” and “the Company” refer to Nielsen and each of its consolidated subsidiaries. Financial information identified in this prospectus as “pro forma” gives effect to the closing of the Transactions, which are described in this prospectus summary under “—The Transactions.”

Overview

We are a leading global information and media company providing essential marketing and media measurement information, analytics and industry expertise to customers across the world. Our Nielsen brands, including ACNielsen, Nielsen Media Research, Nielsen Entertainment and Nielsen//NetRatings, are recognized worldwide as leaders in marketing information and analysis, television ratings, entertainment measurement and Internet advertising measurement, respectively. In addition, our trade shows, online media assets and publications occupy leading positions in a number of their targeted end markets. Through our broad portfolio of products and services, we track sales of consumer products each year, report on television viewing habits in countries representing more than 60% of the world’s population, measure Internet audiences in 18 countries, produce more than 100 trade shows worldwide, operate approximately 100 websites and publish more than 100 print publications and online newsletters. For the twelve months ended March 31, 2007, we generated revenue of $4,243 million and earnings before interest, taxes, depreciation and amortization and other adjustments permitted under our senior credit facility (“Covenant EBITDA”) of $1,121 million.

We have traditionally operated in three segments: Consumer Services, Media and Business Media. Our Consumer Services segment provides critical consumer behavior information and analysis primarily to businesses in the consumer packaged goods industry. ACNielsen, our leading brand within Consumer Services, is a global leader in retail measurement services and consumer household panel data. Consumer Services’ extensive database of retail and consumer information, combined with advanced analytical capabilities, yields valuable strategic insights and information that influence our customers’ critical business decisions such as enhancing brand management strategies, developing and launching new products, identifying new marketing opportunities and improving marketing return on investment. Our Media segment provides measurement information of multiple media platforms, including broadcast and cable television, motion pictures, music, print, the Internet and outdoor advertising. Our leading brand within Media, Nielsen Media Research, is the industry leader in U.S. television audience measurement, and our measurement data is widely accepted as the “currency” in determining the value of television advertising. Our Business Media segment is a leading market-focused provider of integrated sales and marketing solutions. Through a multi-channel approach consisting of trade shows, online media assets and publications, Business Media offers attendees, exhibitors, readers and advertisers the insights and connections that assist them in gaining a competitive edge in their respective markets.

Our business generates a stable and predictable revenue stream and is characterized by long-term customer relationships, multi-year contracts and high contract renewal rates related to marketing and media measurement services. Advertising across our segments represented only 4% of our total pro forma revenue in 2006. We serve a global customer base across multiple end markets including consumer packaged goods, retail, broadcast and cable television, music and online media. The average length of relationship with our top ten customers including The Procter & Gamble Company, the Unilever Group, Nestlé S.A. and The Coca-Cola Company is 30 years.

Our revenue is diversified by business segment, geography and customer. In 2006, 57% of our pro forma revenues were generated from our Consumer Services segment, 32% from our Media segment and the remaining 11% from our Business Media segment. We conduct our business activities in more than 100 countries, with 58% of our pro forma revenues generated in the U.S., 9% in North and South America excluding the U.S., 24% in Europe, the Middle East and Africa, and the remaining 9% in Asia Pacific. No single customer accounted for more than 5% of our total pro forma revenue in 2006.

The Transactions

The Tender Offer and Acquisition

On March 8, 2006, Valcon Acquisition B.V. (“Valcon”), formed by investment funds associated with AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co., and Thomas H. Lee Partners (collectively, the “Sponsors”), entered into a merger protocol to acquire Nielsen. The price per share paid to Nielsen shareholders was €29.50 per ordinary share and €21.00 per 7% preferred share. The tender offer was settled on various dates commencing May 24, 2006, and all of Nielsen’s issued and outstanding preferred B shares were separately purchased by Valcon for €102 million, together representing approximately 99.4% of Nielsen’s issued and outstanding share capital at December 31, 2006. To finance the tender and the purchase of Nielsen’s shares, Valcon used a combination of investments in Valcon’s equity through its parent companies by investment funds associated with or designated by the Sponsors and a senior secured bridge facility providing for borrowings by Valcon. Valcon intends to acquire the remaining Nielsen share capital through a statutory squeeze-out procedure, which is expected to be completed by the end of 2007. We used additional equity contributed to Valcon by investment funds associated with or designated by the Sponsors and additional investors chosen by the Sponsors (the “Co-Investors”), as well as available cash on hand, the proceeds from the offering of the old notes, proceeds from the offering by Nielsen Finance LLC and Nielsen Finance Co. of the Nielsen Finance Senior Notes and the Nielsen Finance Senior Subordinated Discount Notes (each as defined below) and borrowings under the new senior secured credit facilities described below to repay Valcon’s senior secured bridge facility and to purchase from Valcon and/or cancel Nielsen’s preferred B shares. As of March 31, 2007, investment funds associated with or designated by the Sponsors had invested approximately $4,156 million in the equity of Valcon through its parent companies. In connection with the Transactions, Nielsen delisted its shares from the Eurolist by Euronext Amsterdam Stock Exchange, and converted from a Dutch N.V. (a public company) to a Dutch B.V. (a private company).

The Financing Transactions

Concurrently with the closing of the offering of the old notes on August 9, 2006, we entered into the following financing transactions:

•

new senior secured credit facilities, consisting of $4,175 million and €800 million ($1,027 million) senior secured seven-year term loan facility, all of which was borrowed at the closing of the Transactions (as defined below), and a six-year $688 million senior secured revolving credit facility, none of which was borrowed at the closing of the Transactions;

•

the issuance by Nielsen Finance LLC and Nielsen Finance Co. of $650 million aggregate principal amount of 10% Senior Notes due 2014, €150 million aggregate principal amount of 9% senior notes due 2014 (collectively the “Nielsen Finance Senior Notes”) and $1,070 million aggregate principal amount at maturity ($585 million aggregate gross proceeds) of 12 1/2% senior subordinated discount notes due 2016 (the “Nielsen Finance Senior Subordinated Discount Notes”);

•	the cancellation of our €1,000 million ($1,230 million) committed revolving credit facility, due 2010 (no amounts were outstanding);

•

the repayment of all amounts outstanding under Valcon’s senior secured bridge facility and the purchase and/or cancellation of certain of Nielsen’s shares with the proceeds of the offering of the old notes, term loan borrowings under the new senior secured credit facilities, and equity contributed to Valcon through its parent companies by investment funds associated with or designated by the Sponsors and the Co-Investors; and

•

the repurchase on the closing of the Transactions of substantially all of Nielsen Media Research’s $150 million 7.60% debenture loan due 2009, and the repurchase and/or redemption of €148 million ($190 million) outstanding aggregate principal amount of Nielsen’s €150 million private placement debenture loan due 2006, €500 million ($642 million) aggregate principal amount of Nielsen’s 6.625% debenture loan due 2007, NLG 600 million ($350 million) aggregate principal amount of Nielsen’s 5.50% debenture loan due 2008 and €49 million ($63 million) outstanding aggregate principal amount of Nielsen’s €600 million 6.75% debenture loan due 2008, in each case pursuant to a tender offer and consent solicitation, with available cash on hand, the proceeds of the offerings of the old notes, term loan borrowings under the new senior secured credit facilities and equity contributed to Valcon through its parent companies by investment funds associated with or designated by the Sponsors and additional investors chosen by the Sponsors.

Nielsen’s €333 million ($409 million) 1.75% convertible unsubordinated bonds due 2006 and Nielsen’s NLG 500 million subordinated loans ($167 million) were repaid in May 2006, in each case with available cash on hand.

Throughout this prospectus, we collectively refer to the tender offer, the acquisition of the outstanding share capital of Nielsen by Valcon, and the financing transactions described above as the “Transactions.”

Ownership Structure

Nearly all of our issued and outstanding capital stock is held by Valcon, and investment funds associated with or designated by the Sponsors, together with the Co-Investors, indirectly through their ownership interest in the parent companies of Valcon, own approximately 99.4% of the issued and outstanding share capital in Nielsen on a fully diluted basis. See “Security Ownership of Certain Beneficial Owners and Management.”

The following chart summarizes our corporate structure as of March 31, 2007:

(1)	Includes cash equity contributed to Valcon through its parent companies by investment funds associated with or designated by the Sponsors and the Co-Investors. As of March 31, 2007, approximately $4,156 million of cash equity had been contributed by investment funds associated with or designated by the Sponsors.

(2)	There are no guarantors of the notes. All of Nielsen’s operations are conducted through its subsidiaries and therefore Nielsen will be dependent upon the cash flow of its subsidiaries to meet its obligations, including its obligations on the notes.

(3)	Each of Nielsen, VNU Intermediate Holding B.V., Nielsen Holding and Finance B.V., VNU Holdings B.V., VNU International B.V., VNU Services B.V., ACN Holdings, Inc., The Nielsen Company (US), Inc. and the wholly owned subsidiaries thereof, including the wholly owned U.S. subsidiaries of ACN Holdings, Inc. and The Nielsen Company (US), Inc., in each case that guarantee the new senior secured credit facilities also guarantee the Nielsen Finance Senior Notes and the Nielsen Finance Senior Subordinated Notes. Neither Nielsen nor VNU Intermediate Holding B.V. will be subject to any of the covenants contained in the indentures that are not payment covenants.

(4)	The non-U.S. subsidiaries of ACN Holdings, Inc. and The Nielsen Company (US), Inc. do not guarantee the Nielsen Finance Senior Notes and the Nielsen Finance Senior Subordinated Notes due to the adverse tax consequences of non-U.S. subsidiaries providing guarantees of indebtedness of U.S. entities. In addition, subsidiaries that are not directly or indirectly wholly owned by Nielsen or that are not otherwise required to guarantee the new senior secured credit facilities will not guarantee the Nielsen Finance Senior Notes and the Nielsen Finance Senior Subordinated Notes. Certain of our less than wholly owned subsidiaries, including Nielsen//Net Ratings and Nielsen BuzzMetrics, are also not subject to the restrictive covenants of our new debt financing, including the Nielsen Finance Senior Notes and the Nielsen Finance Senior Subordinated Notes. The subsidiaries that did not guarantee the Nielsen Finance Senior Notes and the Nielsen Finance Senior Subordinated Notes accounted for approximately $699 million, or 43%, of our total revenue and approximately $16 million, or 28%, of our operating income for the Predecessor period (January 1, 2006 through May 23, 2006) and accounted for approximately $1,142 million, or 45%, of our total revenue and approximately $75 million, or 69%, of our operating income, and approximately $6,710 million, or 42%, of our total assets for the Successor period (May 24, 2006 through December 31, 2006).

(5)	Upon the closing of the offering of the old notes, we entered into new senior secured credit facilities. See “Description of Other Indebtedness—New Senior Secured Credit Facilities.”

Nielsen is a Netherlands besloten venootschap met beperkte aansprakelijkeid, or private company with limited liability. Nielsen’s registered office is located at Ceylonpoort 5, 2037 AA Haarlem, the Netherlands and it is registered at the Commercial Register for Amsterdam under file number 3403 6267. The phone number of Nielsen in the Netherlands is +31 23 546 3463, and in the United States is +1 (646) 654-5000. We maintain a website at www.nielsen.com where general information about our business is available. The information contained on our website is not a part of this prospectus.

Recent Developments

On December 18, 2006, we announced a corporate strategy and related restructuring to integrate our various service offerings, historically conducted in separate businesses, into a single organization focused on four major areas: sales, product development and product management, global business services combining all of our information technology systems, facilities and operations and corporate functions including finance, human resources, legal and communications. As part of this plan, the traditional business unit structure of many of our services will be eliminated. The restructuring calls for the combination of product innovation, research and development and marketing into a single organization to identify new product opportunities and accelerate their development and commercialization. Nielsen also plans to transition to a unified global client service organization to simplify client interactions and more easily access internal expertise to offer integrated solutions. In addition, Nielsen intends to centralize operational and information technology functions into a new global business services organization. We expect to continue to report on our business in the traditional segments which we have used, namely Media, Consumer Services and Business Media.

As part of its transformation to a new operating model, Nielsen announced the formation of a new business unit, NielsenConnect. This new unit will draw on media and marketing data and resources across Nielsen (including purchase information and store data, modeling assets and television, Internet, outdoor, movie, book, video and radio data) and report on and analyze consumer patterns and usage. In addition, Nielsen expects a reduction in force of up to 4,000 positions with most of the cuts coming from non-client-facing activities. A significant percentage of our cost savings will be earmarked to fund initiatives that will drive growth and deliver integrated services to our clients.

In early 2006, we acquired a majority interest in BuzzMetrics, Inc. Nielsen BuzzMetrics, serving the media and entertainment, automotive, electronics, healthcare and consumer packaged goods industries, measures and analyzes consumer-generated media on the Internet. On June 4, 2007, we acquired the remaining outstanding shares of BuzzMetrics, Inc.

As of March 31, 2007, we held approximately 60% of the Nielsen//NetRatings shares outstanding. On June 22, 2007, we completed the merger of Nielsen//NetRatings previously announced on February 5, 2007 and acquired the remaining outstanding shares at $21.00 per share in cash, for a total purchase price of $327 million.

On February 8, 2007, Nielsen completed the sale of Business Media Europe (“BME”) to 3i, a European private equity and venture capital firm. BME is a business-to-business publisher that operates through wholly-owned subsidiaries in the U.K., Germany, France, Italy, The Netherlands, Belgium and Spain. A portion of the proceeds from the sale of BME was used to pay down our debt under our senior secured credit facility. Our stake in a joint venture with Jaarbeurs that produces trade shows in The Netherlands and China was not included in the sale. Mr. Robert van den Bergh, our former chief executive officer, acted as a senior adviser to 3i during the transaction.

On June 27, 2007, we announced an agreement to acquire Telephia, Inc., a provider of syndicated consumer research in the telecom and mobile media markets, for approximately $440 million. The transaction, which is subject to regulatory approval, is expected to close in the third quarter of 2007.

The Sponsors

AlpInvest Partners

AlpInvest Partners N.V. (“AlpInvest Partners”) is one of the largest private equity investors in the world with over €35.6 billion of assets under management. Approximately 80% of these funds will be committed by AlpInvest Partners to private equity funds. The remainder will be invested directly in companies in Europe, the U.S. and Asia. AlpInvest Partners has approximately 65 investment professionals based in Amsterdam, Hong Kong and New York. Its shareholders and main clients are ABP and PGGM, two of the largest pension funds in the world with €209 billion and €80 billion of assets under management, respectively.

The Blackstone Group

The Blackstone Group (“Blackstone”) is a leading global alternative asset manager and provider of financial advisory services. Blackstone is one of the largest independent alternative asset managers in the world with offices in New York, Atlanta, Boston, Chicago, Los Angeles, London, Hamburg, Hong Kong, Paris and Mumbai.

The firm has raised a total of approximately $78 billion for alternative asset investing since its formation. Blackstone invests in Nielsen through Blackstone Capital Partners V, an $18.1 billion general purpose fund. Including the firm’s other private equity funds, Blackstone has raised approximately $31.1 billion for private equity investments since its founding. Blackstone’s Private Equity Group has invested or committed approximately $19.8 billion in equity in 109 separate transactions, with a total enterprise value of over $191 billion. Notable media transactions sponsored by the firm include Freedom Communications, New Skies Satellites, Cumulus Media Partners, Montecito Broadcast Group, Sirius Satellite Radio, Houghton Mifflin and Columbia House.

The Carlyle Group

The Carlyle Group (“Carlyle”) is a global private equity firm with $56.0 billion under management. Carlyle invests in buyouts, venture & growth capital, real estate and leveraged finance in Asia, Europe and North America, focusing on aerospace & defense, automotive & transportation, consumer & retail, energy & power, healthcare, industrial, technology & business services and telecommunications & media. Since 1987, the firm has invested $26.4 billion of equity in 601 transactions for a total purchase price of $126.5 billion. The Carlyle Group employs more than 780 people in 18 countries. In the aggregate, Carlyle portfolio companies have more than $68 billion in revenue and employ more than 200,000 people around the world.

Hellman & Friedman

Hellman & Friedman LLC (“H&F”) is a private equity investment firm with offices in San Francisco, New York and London. Since its founding in 1984, H&F has raised and, through its affiliated funds, managed over $16 billion of committed capital and invested in approximately 50 companies. H&F’s strategy is to invest in superior business franchises and to be a value added partner to management in select industries including media, information services, financial services, professional services and energy. Representative investments in media and marketing include Axel Springer AG, ProSiebenSat.1, Formula One, DoubleClick, Eller Media, John Fairfax Holdings Limited, Advanstar, Young & Rubicam and Digitas.

Kohlberg Kravis Roberts & Co.

Kohlberg Kravis Roberts & Co. L.P. (“KKR”), founded in 1976, is one of the world’s oldest and most experienced private equity firms. KKR specializes in management buyouts, and has established itself as one of the largest and most active participants in the industry. Since its founding, KKR has completed more than 140 transactions globally involving in excess of $200 billion of total financing. Some of KKR’s current investments include VendexKBB, SBS Broadcasting and SunGard Data Systems. Other notable transactions include RJR Nabisco, Duracell, Safeway, Autozone, Willis, Stop & Shop, Yellow Pages Group, Legrand, PanAmSat and Storer Communications.

Thomas H. Lee Partners

Thomas H. Lee Partners, L.P. (“THL Partners”) is one of the largest and oldest private equity investment firms in the United States and has raised and managed almost $20 billion of capital, making investments in over 100 businesses since its founding in 1974. Today, by remaining focused on growth oriented companies with strong fundamentals and investing in large buyouts primarily in North America, THL Partners continues to build on a strong track record of creating lasting value and delivering exceptional returns to its investors. The investment team at THL Partners has leveraged its strong network of relationships to bring proprietary sourcing as well as management know-how and expertise to bear on its private equity transactions, including Warner Music Group, Dunkin’ Brands, Simmons, Aramark, Houghton Mifflin and ProSiebenSat.1.

Summary of the Terms of the Exchange Offer

In connection with the closing of the Transactions, we entered into a registration rights agreement (as more fully described below) with the initial purchasers of the old notes. Under the agreement, we agreed to deliver to you this prospectus and to consummate the exchange offer by August 19, 2007. If we do not consummate the exchange offer by August 19, 2007, we will incur additional interest expense pursuant to the registration rights agreement. You are entitled to exchange in the exchange offer your old notes for exchange notes which are identical in all material respects to the old notes except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

•	the exchange notes are not entitled to registration rights which are applicable to the old notes under the registration rights agreement; and

•	our obligation to pay additional interest on the old notes due to the failure to consummate the exchange offer by a prior date does not apply to the exchange notes.

The exchange offer

We are offering to exchange up to €343,000,000 aggregate principal amount of our registered 11 1/8% Senior Discount Notes due 2016 for a like principal amount of our 11 1/8% Senior Discount Notes due 2016 which were issued on August 9, 2006. Old notes may be exchanged only in denominations of €2,000 and integral multiples of €1,000 in excess of €2,000.

Resales

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for the old notes may be offered for resale, resold and otherwise transferred by you (unless you are an “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

•	are acquiring the exchange notes in the ordinary course of business; and

•

have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in a distribution of the exchange notes.

In addition, each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for old notes that were acquired as a result of market-making or other trading activity must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resales of exchange notes and cannot rely on the position of the staff of the Commission set forth in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters. For more information, see “Plan of Distribution.”

Any holder of old notes, including any broker-dealer, who

•	is our affiliate,

•	does not acquire the exchange notes in the ordinary course of its business, or

•	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes,

cannot rely on the position of the staff of the Commission expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration date; Withdrawal of tenders

The exchange offer will expire at 5:00 p.m., London time, on August 30, 2007, or such later date and time to which we extend it. We do not currently intend to extend the expiration date. A tender of old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Conditions to the exchange offer	The exchange offer is subject to customary conditions, some of which we may waive. For more information, see “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for tendering old notes

If you hold old notes through Euroclear Bank S.A./N.V., as operator of the Euroclear system (“Euroclear”), or Clearstream Banking, Société Anonyme (“Clearstream”) and wish to participate in the exchange offer, you must comply with the procedures of Euroclear or Clearstream, respectively.

By accepting the exchange offer, you will represent to us that, among other things:

•	any exchange notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the exchange notes;

•

if you are a broker-dealer that will receive exchange notes for your own account in exchange for old notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

•

you are not our “affiliate” as defined in Rule 405 under the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Effect on holders of old notes

As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, we will not be obligated to pay additional interest as described in the registration rights agreement. If you are a holder of old notes and do not tender your old notes in the exchange offer, you will continue to hold such old notes and you will be entitled to all the rights and limitations applicable to the old notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

Consequences of failure to exchange

All untendered old notes will continue to be subject to the restrictions on transfer provided for in the old notes and in the indenture. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the old notes under the Securities Act.

Material tax consequences

The exchange of old notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. For more information, see “Material U.S. Federal Income Tax Consequences.” For information on Dutch income tax consequences, see “Dutch Taxation.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer.

Registration rights agreement

We entered into a registration rights agreement with the initial purchasers of the old notes on August 9, 2006. The registration rights agreement requires us to file this exchange offer registration statement and contains customary provisions with respect to registration procedures, indemnity and contribution rights, In addition, the registration rights agreement provides that if we do not consummate the exchange offer prior to August 19, 2007, we are required to pay additional interest at an initial rate of 0.25% per annum. The additional interest will increase by an additional 0.25% per annum with respect to each 90-day period until the exchange offer is consummated, up to a maximum of 1.00% per annum.

Exchange agent

Deutsche Bank AG, London Branch is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent.”

Summary of the Terms of the Exchange Notes

The following summary highlights all material information contained elsewhere in this prospectus but does not contain all the information that you should consider before participating in the exchange offer. We urge you to read this entire prospectus, including the “Risk Factors” section and the consolidated financial statements and related notes.

Issuer	The Nielsen Company B.V.

Exchange Notes Offered	€343,000,000 aggregate principal amount at maturity of 11 1/8% Senior Discount Notes due 2016.

Maturity Date	The exchange notes will mature on August 1, 2016.

Interest

No cash interest will accrue on the exchange notes prior to August 1, 2011. Thereafter, cash interest will accrue on the exchange notes and will be payable semiannually on February 1 and August 1 of each year, commencing February 1, 2012, at the rate of 11 1/8% per annum. As of February 1, 2007, the old notes had an accreted value of €615.74 per €1,000 principal amount at maturity. The accreted value of each exchange note increases from the date of issuance until August 1, 2011, at a rate of 11 1/8% per annum compounded semiannually, reflecting the accrual of non cash interest, such that the accreted value will equal the principal amount at maturity on such date. See “Description of the Notes—Principal, Maturity and Interest.”

Original Issue Discount

The old notes were issued with original issue discount for U.S. federal income tax purposes. Thus, although cash interest will not be payable on the exchange notes prior to February 1, 2012, original issue discount will accrue from the issue date of the notes based on the yield to maturity of the exchange notes and will generally be included as interest income (including for periods ending prior to August 1, 2011) for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. See “Material U.S. Federal Income Tax Consequences.”

Ranking	The exchange notes, like the old notes, will be our senior unsecured obligations. The exchange notes, like the old notes, will:

•

rank senior in right of payment to our future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the notes, including Nielsen’s guarantee of the Nielsen Finance Senior Subordinated Discount Notes;

•

rank equally in right of payment to all of our existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the exchange notes, including Nielsen’s guarantee of the Nielsen Finance Senior Notes; and

•

be effectively subordinated in right of payment to all of our existing and future secured debt (including obligations under our new senior secured credit facilities), to the extent of the value of the assets securing such debt, and be structurally subordinated to all existing and future obligations of each of our subsidiaries.

As of March 31, 2007, we had outstanding:

•	$1,841 million of senior unsecured indebtedness, all of which ranks equally in right of payment to the old notes (and, when issued, the exchange notes); and

•

$4,883 million of secured senior indebtedness, all of which ranks senior in right of payment to the old notes (and, when issued, the exchange notes) to the extent of the value of the assets securing such indebtedness.

In addition, the old notes (and the exchange notes, when issued) are effectively subordinated to the liabilities of each of our subsidiaries. As of March 31, 2007, our subsidiaries had total liabilities of $10,463 million.

See “Description of the Notes—Ranking” and “Use of Proceeds.”

Guarantees	None.

Optional Redemption

Prior to August 1, 2011, we will have the option to redeem some or all of the exchange notes for cash at a redemption price equal to 100% of their accreted value plus an applicable make whole premium (as described in “Description of the Notes—Optional Redemption”) plus accrued and unpaid interest to the redemption date. Beginning on August 1, 2011, we may redeem some or all of the exchange notes at the redemption prices listed under “Description of the Notes—Optional Redemption” plus accrued interest on the exchange notes to the date of redemption.

Change of Control	None.

Certain Covenants	The indenture governing the notes contains covenants limiting our ability create liens on certain assets to secure certain debt.

No Prior Market

The exchange notes will be new securities for which there is currently no market. Although the initial purchasers of the old notes have informed us that they intend to make a market in the exchange notes, they are not obligated to do so and they may discontinue market making activities at any time without notice. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained.

Listing	We intend to apply to list the exchange notes on the Luxembourg Stock Exchange’s Euro MTF market.

Risk Factors	Investing in the exchange notes involves substantial risks. See “Risk Factors” for a description of some of the risks you should consider before investing in the exchange notes.

Summary Historical and Pro Forma Financial Information

Set forth below is summary historical consolidated financial data and summary unaudited pro forma consolidated financial data of our business, at the dates and for the periods indicated. The predecessor historical information for the fiscal years ended December 31, 2004 and 2005 have been derived from Nielsen’s historical consolidated financial statements included elsewhere in this prospectus. The predecessor historical information for the period January 1, 2006 to May 23, 2006 and the successor historical information as of December 31, 2006 and for the period from May 24, 2006 to December 31, 2006 have been derived from Nielsen’s historical consolidated financial statements included elsewhere in this prospectus. The successor historical information as of March 31, 2007 and for the three month period ended March 31, 2007 have been derived from Nielsen’s unaudited condensed consolidated financial statements included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited consolidated financial statements. The audited financial statements from which the summary historical and pro forma financial information set forth below has been derived were prepared in accordance with U.S. GAAP. In making your investment decision, you should rely solely on the financial information contained in this prospectus.

The summary unaudited pro forma consolidated statement of operations for the fiscal year ended December 31, 2006 was prepared to give effect to the Transactions as if they had occurred on January 1, 2006. The pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable. The summary unaudited pro forma consolidated financial data are for informational purposes only and do not purport to represent what our actual consolidated results of operations actually would have been if the Transactions had occurred at any given date, nor are they necessarily indicative of future consolidated results of operations.

The summary historical and unaudited pro forma consolidated financial data should be read in conjunction with “Unaudited Pro Forma Consolidated Financial Information,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Three months ended March 31,		Pro forma Year Ended December 31, 2006	May 24, through December 31, 2006	January 1, through May 23, 2006	Year Ended December 31,
	2007	2006				2005	2004	2003
	(Successor)	(Predecessor)		(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
				(Amounts in millions)
	unaudited	unaudited	unaudited					unaudited
Statement of Income Data:
Revenues	$1,072	$1,003	$4,174	$2,548	$1,626	$4,059	$3,814	$3,429
(Loss)/income from continuing operations (1)	(74)	(1)	(377)	(279)	(14)	172	278	335

(1)    The unaudited pro forma loss for the full year ended December 31, 2006 was mainly due to $654 million in interest expense, a $90 million deferred revenue purchase price adjustment, restructuring charges of $75 million and $74 million from foreign currency exchange loss.

			March 31, 2007	December 31, 2006		December 31,
						2005	2004	2003
			(Successor)	(Successor)		(Predecessor)	(Predecessor)	(Predecessor)
						(Amounts in millions)
			unaudited					unaudited
Balance Sheet Data: (1)
Total assets			$15,549	$16,099		$10,663	$13,801	$13,577
Long-term debt excluding capital leases			7,416	7,674		2,482	4,531	4,905
Capital leases			145	145		155	163	156

(1)	A pro forma balance sheet has not been presented due to the fact that the Transactions are reflected in our Successor March 31, 2007 and December 31, 2006 balance sheets.

Ratio of Earnings to Fixed Charges

	January 1, through March 31, 2007	May 24, through December 31, 2006	January 1, through May 23, 2006	Year ended December 31,
				2005	2004	2003
	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
Ratio of earnings to fixed charges	(a)	(a)	1.4	2.1	2.3	3.4

(a)	Earnings for the Successor periods from January 1 through March 31, 2007 and May 24 through December 31, 2006 were inadequate to cover fixed charges by $83 million and $385 million, respectively.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before participating in the exchange offer. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or a part of your original investment.

Risks Related to an Investment in the Notes

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under these notes.

We have now and, after the exchange offer will continue to have a significant amount of indebtedness. On March 31, 2007, we had total indebtedness of $7,751 million, of which $1,485 million consisted of the Nielsen Finance Senior Notes and Nielsen Finance Senior Subordinated Discount Notes issued by Nielsen Finance LLC and Nielsen Finance Co., $287 million consisted of the Senior Discount Notes, and the balance consisted of $4,883 million under the new senior secured credit facilities, $704 million of existing indebtedness of Nielsen and $392 million of existing capital lease obligations and other subsidiary indebtedness. Furthermore the interest payments on our indebtedness could reduce the availability of our cash flow. For example, in the first quarter of fiscal 2007, we made cash interest payments of $144 million, which resulted in total usage of $104 million of cash flows from operations.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, product development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•

expose us to the risk of increased interest rates as certain of our borrowings, including borrowings under our new senior secured credit facilities and Nielsen’s existing floating rate notes will be at variable rates of interest;

•	restrict us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	limit our ability to adjust to changing market conditions; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

In addition, the indentures governing the Nielsen Finance Senior Notes and the Nielsen Finance Senior Subordinated Discount Notes contain, and our new senior secured credit facilities contain financial and other restrictive covenants that will limit the ability of our operating subsidiaries to engage in activities that may be in our best interests long-term. The failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture do not prohibit us or our subsidiaries from doing so and the terms of the indentures governing the Nielsen Finance Senior Notes and the Nielsen Finance Senior Subordinated Discount Notes do not fully prohibit our subsidiaries from doing so. The revolving credit facility under our new senior secured credit facilities would permit additional borrowing of up to $688 million after completion of this exchange offer, and all of those borrowings would rank senior to the notes and the subsidiary guarantees. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify. See “Description of Other Indebtedness—New Senior Secured Credit Facilities.”

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures and product development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our new senior secured credit facilities in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. At December 31, 2006, we had $5,353 million nominal amount of debt under the new senior secured credit facilities (which bears interest at floating rates) and Nielsen’s existing floating rate notes. A one percent increase in this floating rate indebtedness would increase annual interest expense by approximately $54 million. Given our increased exposure to volatility in floating rates after the Transactions, we evaluated hedging opportunities and entered into hedging transactions in November, 2006, January, 2007 and February, 2007. Our cash interest expense on issued debt for fiscal 2007 is expected to be $488 million. After giving effect to these interest rate swap agreements, a one percentage point increase in interest rates would increase annual interest expense by $22 million. We may need to refinance all or a portion of our indebtedness, including these notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our new senior secured credit facilities and the notes, on commercially reasonable terms or at all.

You will be required to pay U.S. federal income tax on accrual of original issue discount on the notes even if Nielsen does not pay cash interest.

The notes were issued at a substantial discount to their principal amount at maturity. There will be no periodic payments of cash interest on the notes prior to August 1, 2011. However, for U.S. federal income tax purposes, original issue discount will accrue from the issue date of the notes through the date that the notes are repaid. Consequently, you will be required to include amounts in your gross income for U.S. federal income tax purposes in advance of your receipt of the cash payments to which the income is attributable. See “Description of the Notes—Principal, Maturity and Interest” and “Material U.S. Federal Income Tax Consequences.”

Your right to receive payments on the notes is effectively subordinated to those lenders who have a security interest in our assets.

Our obligations under the notes are unsecured, but our obligations under our new senior secured credit facilities and each guarantor’s obligations under their guarantees of the new senior secured credit facilities are secured by a security interest in substantially all of our domestic tangible and intangible assets, including the stock of most of our wholly owned U.S. subsidiaries, and the assets and a portion of the stock of certain of our non-U.S. subsidiaries. If we are declared bankrupt or insolvent, or if we default under our new senior secured credit facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture governing the notes at such time.

Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor as the notes will not be secured by any of our assets, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness.”

As of March 31, 2007, the aggregate amount of our secured indebtedness and the secured indebtedness of our subsidiaries was approximately $5,185 million, and approximately $688 million was available for additional borrowing under the new senior secured revolving credit facility. The indenture governing the notes permits us and our restricted subsidiaries to incur substantial additional indebtedness in the future, including senior secured indebtedness. See “Description of Other Indebtedness—New Senior Secured Credit Facilities.”

Nielsen is a holding company, with no revenue generating operations of its own, Nielsen depends on the performance of its subsidiaries and their ability to make distributions to it.

Nielsen is a holding company and does not have any material assets or operations other than ownership of the capital stock of VNU Intermediate Holding B.V. All of Nielsen’s operations are conducted through its subsidiaries and therefore Nielsen will be dependent upon the cash flow of its subsidiaries to meet its obligations, including its obligations on the notes. The new senior secured credit facility and the indentures governing the Nielsen Finance Senior Notes and the Nielsen Finance Senior Subordinated Discount Notes restrict the ability of Nielsen’s subsidiaries to pay dividends or make other distributions to Nielsen. In addition, certain laws restrict the ability of Nielsen’s subsidiaries to pay dividends and make loans and advances to Nielsen. Nielsen also only has a shareholder’s claim on the assets of its subsidiaries. This shareholder’s claim is junior to the claims that creditors and any holders of preferred stock of the subsidiaries have against those subsidiaries.

Your right to receive payments on these notes could be adversely affected if any of our subsidiaries declare bankruptcy, liquidate, or reorganize.

In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

Federal and state statutes allow courts, under specific circumstances, to void notes and require note holders to return payments received.

If we become a debtor in a case under the U.S. Bankruptcy Code or encounter other financial difficulty, under federal or state fraudulent transfer law a court may void or otherwise decline to enforce the notes or the guarantees. A court might do so if it found that when we issued the notes, or in some states when payments became due under the notes, the right to payment under the notes could be subordinated to all of our other debts if, among other things, we received less than reasonably equivalent value or fair consideration and either:

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was left with inadequate capital to conduct its business; or

•	believed or reasonably should have believed that it would incur debts beyond its ability to pay.

The court might also void an issuance of notes, without regard to the above factors, if the court found that we issued the notes with actual intent to hinder, delay or defraud its creditors.

A court would likely find that we did not receive reasonably equivalent value or fair consideration for the notes, if we did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void the issuance of the notes you would no longer have any claim against us. Sufficient funds to repay the notes may not be available from other sources, including the remaining obligors, if any. In addition, the court might direct you to repay any amounts that you already received from us.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, we would be considered insolvent if:

•	the sum of our debts, including contingent liabilities, was greater than the fair saleable value of all of our assets; or

•

if the present fair saleable value of our assets was less than the amount that would be required to pay our probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	we could not pay our debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that following the issuance of these notes we will not be insolvent, will not have unreasonably small capital for the business in which we are engaged and will not have incurred debts beyond our ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

If a bankruptcy petition were filed by or against us, holders of Senior Discount Notes may receive a lesser amount for their claim than they would have been entitled to receive under the Indenture governing the Senior Discount Notes.

If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the issuance of the Senior Discount Notes, the claim by any holder of the Senior Discount Notes for the principal amount of the Senior Discount Notes may be limited to an amount equal to the sum of:

•	the original issue price for the Senior Discount Notes; and

•	that portion of the original issue discount that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the Senior Discount Notes under these circumstances may receive a lesser amount than they would be entitled to under the terms of the Indenture governing the Senior Discount Notes, even if sufficient funds are available.

Dutch insolvency laws to which we are subject may not be as favorable to you as U.S. or other insolvency laws.

Nielsen is incorporated under the laws of the Netherlands and has its registered offices in the Netherlands. Therefore and subject to applicable EU insolvency regulations, any insolvency proceedings in relation to Nielsen would likely be based on Dutch insolvency law. Dutch insolvency proceedings differ significantly from insolvency proceedings in the U.S. and may make it more difficult for holders of notes to recover the amount they would normally expect to recover in a liquidation or bankruptcy proceeding in the U.S.

Judgments obtained in the U.S. may not be enforceable in the Netherlands against Nielsen.

The U.S. and the Netherlands do not currently have a treaty providing for the recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, any final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not be automatically enforceable in the Netherlands and new proceedings on the merits would have to be initiated before a Dutch court. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands such a party may submit to a Dutch court the final judgment that has been rendered in the U.S. and such court will have the discretion to attach such weight to that judgment as it deems appropriate. To the extent that a Dutch court finds that the judgment rendered by a federal or state court in the U.S. (a) has not been rendered in violation of elementary principles of fair trial, and (b) does not contravene public policy of the Netherlands, the Dutch court will, under current practice, in principle, give binding effect to such judgment.

You may face foreign exchange risks by investing in the notes.

The notes will be denominated and payable in Euros. If you are a U.S. investor, an investment in the notes will entail foreign exchange related risks due to, among other factors, possible significant changes in the value of the euro relative to the U.S. Dollar because of economic, political and other factors over which we have no control. Depreciation of the Euro against the U.S. Dollar could cause a decrease in the effective yield of the notes below their stated coupon rates and could result in a loss to you on a U.S. Dollar basis.

If you do not properly tender your old notes, you will continue to hold unregistered old notes and be subject to the same limitations on your ability to transfer old notes.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent together with all required documents. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you are eligible to participate in the exchange offer and do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you will continue to hold old notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the old notes. In addition:

•

if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

•

if you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes.

After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

An active trading market may not develop for the exchange notes, in which case the trading market liquidity and the market price quoted for the exchange notes could be adversely affected.

The exchange notes are a new issue of securities with no established trading market. The liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the exchange notes. In addition, if a large amount of old notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer would reduce liquidity and could lower the market price of those exchange notes.

Risks Related to Our Business

Our restructuring and integration of our business may not benefit the combined business and may lead to higher operating costs. In addition, we may not realize the anticipated cost savings related to this transformation initiative pursuant to the anticipated timetable or at all. We also cannot assure you that we will not exceed one time restructuring costs associated with implementing the anticipated cost savings.

On December 18, 2006, we announced a corporate strategy and related restructuring to phase out over time our Consumer Services and Media group structures and integrate Nielsen with consolidated global business services and functions. The restructuring calls for the combination of product innovation, research and development and marketing into a single organization to identify new product opportunities and accelerate their development and commercialization. We will also transition to a unified global client service organization to simplify client interactions and more easily access internal expertise to offer integrated solutions. In addition, we intend to centralize operational and information technology functions into a new global business services organization. The restructuring and integration of our business may not be successful or benefit the combined business through cost savings or revenue enhancements and may lead to higher operating costs. Successful restructuring and integration of our business will depend upon our management’s ability to manage the integrated operations effectively and to benefit from cost savings and operating efficiencies through, for example, the reduction of overhead and costs. Furthermore, if the reorganization and integration effort is not successful, our ability to operate as we have operated before may be negatively affected.

Other risks that may result from the restructuring and integration include:

•	the difficulty of integrating the operations and personnel of our Consumer Services and Media group structures;

•	the potential disruption of both groups’ business;

•	the diversion of management’s attention and other resources;

•	the process of integrating may be more complex and require a longer than anticipated time frame to achieve a successful integration; and

•	the possible inability of the groups to maintain uniform standards, controls, procedures and policies.

In addition, we estimate that this initiative will require us to incur approximately an additional $175 million in restructuring costs and capital investment over the next three years. Our ability to successfully realize cost savings and the timing of any realization may be affected by a variety of factors including, without limitation, our ability to reduce our purchasing expenditures, consolidate our information technology infrastructure, extend our outsourcing programs and reduce other general and administrative expenses. The restructuring costs associated with implementing our transformation initiative may exceed the anticipated implementation costs. We may not achieve the anticipated cost savings and we may not achieve the cost savings and integration within the time we currently expect.

We may be unable to adapt to significant technological change which could adversely affect our business.

We operate in businesses that require sophisticated data collection and processing systems and software and other technology. Some of the technologies supporting the industries we serve are changing rapidly. If we are unable to successfully adapt to changing technologies, either through the development and marketing of new products and services or through enhancements to our existing products and services to meet customer demand, our business, financial position and results of operations would be adversely affected. There can be no guarantee that we will be able to develop new techniques for data collection, processing and delivery or that we will be able to do so as quickly or as cost-effectively as our competition.

Moreover, the introduction of new products and services embodying new technologies and the emergence of new industry standards could render existing products and services obsolete. Our continued success will depend on our ability to adapt to changing technologies, manage and process ever-increasing amounts of data and information and improve the performance, features and reliability of our existing products and services in response to changing client and industry demands. We may experience difficulties that could delay or prevent the successful design, development, testing, introduction or marketing of our products and services. New products and services, or enhancements to existing products and services, may not adequately meet the requirements of current and prospective clients or achieve any degree of significant market acceptance.

The increased use of radio frequency identification (“RFID”) technology may make it more difficult for our household panelists to transmit purchase data to us and may increase our costs of processing retail data, as our data processing systems are not configured to process RFID codes or handle the volume of data RFID codes would generate.

Traditional methods of television viewing are changing as a result of fragmentation of channels and digital and other new television technologies, such as video-on-demand, digital video recorders and Internet viewing. This may have an adverse effect on the rates that our customers are willing to pay for network television commercials and consequently on the amounts they are willing to pay for our services. If we are unable to successfully adapt our media measurement systems to new viewing habits, our business, financial position and results of operations could be adversely affected.

There is a general industry trend toward online adoption of traditional print media in the business-to-business information field. Many of the publications produced by our Business Media segment are print publications. If we are unable to successfully adapt our Business Information products to an online media format, our business, financial position and results of operations could be adversely affected.

Consolidation in the consumer packaged goods, media, entertainment and technology industries could put pressure on the pricing of our information products and services, thereby leading to decreased earnings.

Consolidation in the consumer packaged goods, media, entertainment and technology industries could reduce aggregate demand for our products and services in the future and could limit the amounts we earn for our products and services. When companies merge, the products and services they previously purchased separately are often purchased by the combined entity in the aggregate in a lesser quantity than before, leading to volume compression and loss of revenue. While we attempt to mitigate the revenue impact of any consolidation by expanding our range of products and services, there can be no assurance as to the degree to which we will be able to do so as industry consolidation continues, which could adversely affect our business, financial position and operating results.

Client procurement strategies could put additional pressure on the pricing of our information products and services, thereby leading to decreased earnings.

Certain of our clients may continue to seek further price concessions from us. This puts pressure on the pricing of our information products and services, which could limit the amounts we earn. While we attempt to mitigate the revenue impact of any pricing pressure through effective negotiations and by providing services to individual businesses within particular groups, there can be no assurance as to the degree to which we will be able to do so, which could adversely affect our business, financial position and operating results.

An economic downturn generally, and in the consumer packaged goods, media, entertainment or technology industries in particular, could adversely impact our revenue.

We expect that revenues generated from our marketing information and television audience measurement services and related software and consulting services will continue to represent a substantial portion of our overall revenue for the foreseeable future. To the extent the businesses we service, especially our clients in the consumer packaged goods, media, entertainment and technology industries, are subject to the financial pressures of, for example, increased costs or reduced demand for their products, the demand for our services, or the prices our clients are willing to pay for those services, may decline.

Clients of our Media segment derive a significant amount of their revenue from the sale or purchase of advertising. During challenging economic times, advertisers may reduce advertising expenditures and advertising agencies and other media may be less likely to purchase our media information services.

Our Business Media segment derives a significant amount of its revenues from the sale of business-to-business publications and reductions by our clients in the number of their subscriptions to our publications may adversely affect the revenue of our trade publications.

The success of our business depends on our ability to recruit sample participants to participate in our research samples.

Our business uses scanners and diaries to gather consumer data from sample households as well as Set Meters, People Meters, Active/Passive Meters and diaries to gather television audience measurement data from sample households. It is increasingly difficult and costly to obtain consent from households to participate in the surveys. In addition, it is increasingly difficult and costly to ensure that the selected sample of households mirrors the behaviors and characteristics of the entire population and covers all of the demographic segments our clients request. Additionally, as consumers adopt modes of telecommunication other than traditional telephone service, such as mobile, cable and Internet calling, it may become more difficult for our businesses to reach and recruit participants for consumer purchasing and audience measurement services. If we are unsuccessful in our efforts to recruit appropriate participants and maintain adequate participation levels, our clients may lose confidence in our ratings services and we could lose the support of the relevant industry groups. If this were to happen, our consumer purchasing and audience measurement businesses may be materially and adversely affected.

Data protection laws may restrict our activities and increase our costs.

Data protection laws affect our collection, use, storage and transfer of personally identifiable information both abroad and in the U.S. Compliance with these laws may require investment or may dictate that we not offer certain types of products and services. Failure to comply with these laws may result in, among other things, civil and criminal liability, negative publicity, data being blocked from use and liability under contractual warranties. In addition, there is an increasing public concern regarding data protection issues, and the number of jurisdictions with data protection laws has been slowly increasing. There is also the possibility that the scope of existing privacy laws may be expanded. For example, several countries including the U.S. have regulations that restrict telemarketing to individuals who request to be included on a do-not-call list. Typically, these regulations target sales activity and do not apply to market research. If the laws were extended to include market research, our ability to recruit research participants could be adversely affected. There can be no assurance that these initiatives or future initiatives would not adversely affect our ability to generate or assemble data or to develop or market current or future products or services.

Our success will depend on our ability to protect our intellectual property rights.

The success of our business will depend, in part, on:

•	obtaining patent protection for our technology, products and services;

•	defending our patents, copyrights, trademarks, service marks and other intellectual property;

•	preserving our trade secrets and maintaining the security of our know-how and data; and

•	operating without infringing upon patents and proprietary rights held by third parties.

We rely on a combination of contractual provisions, confidentiality procedures and patent, copyright, trademark, service mark and trade secret laws to protect the proprietary aspects of our brands, technology, data and estimates. These legal measures afford only limited protection, and competitors may gain access to our intellectual property and proprietary information. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Our trade secrets, data and know how could be subject to unauthorized use, misappropriation, or disclosure, despite having required our employees, consultants, customers, and collaborators to enter into confidentiality agreements. Our trademarks could be challenged, forcing us to rebrand our products or services, resulting in loss of brand recognition and requiring us to devote resources to advertising and marketing new brands. Furthermore, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights.

There can be no assurance that the intellectual property laws and other statutory and contractual arrangements we currently depend upon will provide sufficient protection in the future to prevent the infringement, use or misappropriation of our trademarks, patents, data, technology and other products and services. In addition, the growing need for global data, along with increased competition and technological advances, puts increasing pressure on us to share our intellectual property for client applications. Any future litigation, regardless of outcome, could result in substantial expense and diversion of resources with no assurance of success and could adversely affect our business, results of operation and financial condition.

If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected.

We face the risk of claims that we have infringed third parties’ intellectual property rights. Any claims of intellectual property infringement, even those without merit, could:

•	be expensive and time consuming to defend;

•	cause us to cease providing our products and services that incorporate the challenged intellectual property;

•	require us to redesign or rebrand our products or services; if feasible;

•	divert management’s attention and resources; or

•	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly license or royalty agreements, or stop the sale of certain products or services, any of which could have a negative impact on our operating profits and harm our future prospects and financial condition.

We will be unable to currently deduct a portion of original issue discount for U.S. federal income tax purposes with respect to our Nielsen Finance Senior Subordinated Discount Notes.

The Nielsen Finance Senior Subordinated Discount Notes are considered to be applicable high yield discount obligations for U.S. federal income tax purposes. We will not be permitted to deduct for U.S. federal income tax purposes OID accrued on the Nielsen Finance Senior Subordinated Discount Notes until such time as we actually pay such OID in cash or in property other than our stock or our debt (or stock or debt of a person related to us). Moreover, because a portion of the amount of the OID exceeds a certain threshold amount, such amount will not be deductible at any time by us for U.S. federal income tax purposes (regardless of whether we actually pay such amount in cash or other property). As we are unable to deduct a portion of OID for U.S. federal income tax purposes, this may have a material adverse effect on our business, financial condition or results of operations.

We generate revenues throughout the world which are subject to exchange rate fluctuations and our revenue and net income may suffer due to currency translations.

Our U.S. operations earn revenue and incur expenses primarily in dollars, while our European operations earn revenue and incur expenses primarily in Euros. Outside the U.S. and the European Union, we generate revenue and expenses predominantly in local currencies. Because of fluctuations (including possible devaluations) in currency exchange rates or the imposition of limitations on conversion of foreign currencies into U.S. Dollars, we are subject to currency translation exposure on the profits of our operations, in addition to economic exposure. This risk could have a material adverse effect on our business, results of operations and financial condition.

Our international operations are exposed to risks which could impede growth in the future.

We continue to explore opportunities in major international markets around the world. Our recent progress in rapidly developing markets such as China, Russia, India and Brazil illustrates our success with this strategy. We believe there is demand internationally for quality consumer packaged goods retail information from global retailers and audience information from global advertisers. However, international business is exposed to various additional risks, which could adversely affect our business, including:

•	costs of customizing services for clients outside of the U.S.;

•	reduced protection for intellectual property rights in some countries;

•	the burdens of complying with a wide variety of foreign laws;

•	difficulties in managing international operations;

•	longer sales and payment cycles;

•	exposure to foreign currency exchange rate fluctuation;

•	exposure to local economic conditions; and

•	exposure to local political conditions, including the risks of an outbreak of war, the escalation of hostilities, acts of terrorism and seizure of assets by a foreign government.

In countries where there has not been a historical practice of using consumer packaged goods retail information or audience measurement information in the buying and selling of advertising time, it may be difficult for us to maintain subscribers.

Criticism of our audience measurement service by various industry groups and market segments could adversely affect our business.

Due to the high-profile nature of our services in the media, Internet and entertainment information industries, we could become the target of criticism by various industry groups and market segments. We strive to be fair, transparent and impartial in the production of audience measurement services and the quality of our U.S. ratings services are voluntarily reviewed and accredited by the Media Rating Council, a voluntary trade organization, whose members include many of our key client constituencies. However, criticism of our business by special interests, and by clients with competing and often conflicting demands on the measurement service, could result in government regulation. While we believe that government regulation is unnecessary, no assurance can be given that legislation will not be enacted in the future that would subject our business to regulation, which could adversely affect our business.

A relatively small number of clients contribute a significant percentage of our total revenues.

A relatively small number of clients contribute a significant percentage of our total revenues. In 2006, our top ten customers accounted for approximately 19% of our total pro forma revenues. We cannot assure you that any of our clients will continue to use our services to the same extent, or at all, in the future. A loss of one or more of our largest clients, if not replaced by a new client or an increase in business from existing clients, would adversely affect our prospects, business, financial condition and results of operations.

We rely on third parties to provide certain data and services in connection with the provision of our current services.

We rely on third parties to provide certain data and services for use in connection with the provision of our current services. These suppliers of data may increase restrictions on our use of such data, fail to adhere to our quality control standards, increase the price they charge us for this data or refuse altogether to license the data to us. In addition, we may need to enter into agreements with third parties to assist with the marketing, technical and financial aspects of expanding our services for other types of media. In the event we are unable to use such third party data and services or if we are unable to enter into agreements with third parties, when necessary, our business and/or our potential growth could be adversely affected. In the event that such data and services are unavailable for our use or the cost of acquiring such data and services increases, our business could be adversely affected.

Long term disruptions in the mail, telecommunication infrastructure and/or air service could adversely affect our business.

Our business is dependent on the use of the mail, telecommunication infrastructure and air service. Long term disruptions in one or more of these services, which could be caused by events such as natural disasters, the outbreak of war, the escalation of hostilities, and/or acts of terrorism could adversely affect our business, financial position and operating results.

Hardware and software failures, delays in the operation of our computer and communications systems or the failure to implement system enhancements may harm our business.

Our success depends on the efficient and uninterrupted operation of our computer and communications systems. A failure of our network or data gathering procedures could impede the processing of data, delivery of databases and services, client orders and day-to-day management of our business and could result in the corruption or loss of data. While many of our businesses have appropriate disaster recovery plans in place, we currently do not have full backup facilities everywhere in the world to provide redundant network capacity in the event of a system failure. Despite any precautions we may take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins and similar events at our various computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. In addition, any failure by our computer environment to provide our required data communications capacity could result in interruptions in our service. In the event of a delay in the delivery of data, we could be required to transfer our data collection operations to an alternative provider of server hosting services. Such a transfer could result in significant delays in our ability to deliver our products and services to our clients. Additionally, significant delays in the planned delivery of system enhancements and improvements, or inadequate performance of the systems once they are completed, could damage our reputation and harm our business. Finally, long-term disruptions in infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities, and acts of terrorism (particularly involving cities in which we have offices) could adversely affect our businesses. Although we carry property and business interruption insurance, our coverage may not be adequate to compensate us for all losses that may occur.

Our services involve the storage and transmission of proprietary information. If our security measures are breached and unauthorized access is obtained, our services may be perceived as not being secure and panelists and survey respondents may hold us liable for disclosure of personal data, and customers and venture partners may hold us liable or reduce their use of our services.

We store and transmit large volumes of proprietary information and data that contains personally identifiable information about individuals. Security breaches could expose us to a risk of loss of this information, litigation and possible liability and our reputation could be damaged. For example, hackers or individuals who attempt to breach our network security could, if successful, misappropriate proprietary information or cause interruptions in our services. If we experience any breaches of our network security or sabotage, we might be required to expend significant capital and resources to protect against or to alleviate problems. We may not be able to remedy any problems caused by hackers or saboteurs in a timely manner, or at all. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, therefore we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the perception of the effectiveness of our security measures could be harmed and we could lose current and potential customers.

If we are unable to attract, retain and motivate employees, we may not be able to compete effectively and will not be able to expand our business.

Our success and ability to grow are dependent, in part, on our ability to hire, retain and motivate sufficient numbers of talented people, with the increasingly diverse skills needed to serve clients and expand our business, in many locations around the world. Competition for highly qualified, specialized technical and managerial, and particularly consulting personnel, is intense. Recruiting, training and retention costs and benefits place significant demands on our resources. The inability to attract qualified employees in sufficient numbers to meet particular demands or the loss of a significant number of our employees could have an adverse effect on us, including our ability to obtain and successfully complete important client engagements and thus maintain or increase our revenues.

Our internal controls over financial reporting may not be effective and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Section 404 of the Sarbanes Oxley Act of 2002 and rules and regulations of the SEC thereunder require that companies who are required to file reports under section 13(a) or 15(d) of the Securities Exchange Act 1934 evaluate their internal controls over financial reporting in order to allow management to report on, and their independent auditors to attest to, their internal controls over financial reporting. We are not currently required to comply with Section 404. Following the filing and effective date of the registration statement which this prospectus is a part of, we will become subject to Section 404 as of December 31, 2008, and we may identify conditions that may be categorized as significant deficiencies or material weaknesses in our internal controls over financial reporting. If we are unable to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs to improve our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations.

Changes in tax laws or their application or the loss of Dutch tax residence may adversely affect our reported results.

We operate in more than 100 countries worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. We are treated as a Netherlands tax resident for Dutch tax purposes. Tax laws that apply to our business may be amended by the relevant authorities, for example as a result of changes in fiscal circumstances or priorities. In addition, we may lose our status as a Dutch tax resident. Such amendments or their application to our business or loss of tax residence, may significantly adversely affect our reported results.

We are controlled by the Sponsors, whose interests may not be aligned with ours or yours.

AlpInvest Partners, Blackstone, Carlyle, H&F, KKR and THL Partners have the power to control our affairs and policies. AlpInvest Partners, Blackstone, Carlyle, H&F, KKR and THL Partners also control the election of the supervisory board, the appointment of management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. Ten of our thirteen supervisory board members are affiliated with AlpInvest Partners, Blackstone, Carlyle, H&F, KKR and THL Partners. The members elected by AlpInvest Partners, Blackstone, Carlyle, H&F, KKR and THL Partners have the authority, subject to the terms of our debt, to issue additional shares, implement share repurchase programs, declare dividends, pay advisory fees and make other decisions, and they may have an interest in our doing so. The interests of AlpInvest Partners, Blackstone, Carlyle, H&F, KKR and THL Partners could conflict with your interests in material respects. Furthermore, AlpInvest Partners, Blackstone, Carlyle, H&F, KKR and THL Partners are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us, as well as businesses that represent major customers of our businesses. AlpInvest Partners, Blackstone, Carlyle, H&F, KKR and THL Partners may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as AlpInvest Partners, Blackstone, Carlyle, H&F, KKR and THL Partners continue to own a significant amount of our outstanding ordinary shares, they will continue to be able to strongly influence or effectively control our decisions.

We are subject to significant competition.

We are faced with a number of competitors in the markets in which we operate. Our competitors in each market may have substantially greater financial marketing and other resources than we do and there can be no assurance that they will not in the future engage in aggressive pricing action to compete with us. Although we believe we are currently able to compete effectively in each of the various markets in which we participate, we cannot assure you that we will be able to do so or that we will be capable of maintaining or further increasing our current market share. Our failure to compete successfully in our various markets could adversely affect our business, financial condition, results of operations and cash flow.

The presence of our Global Technology and Information Center in Florida heightens our exposure to hurricanes and tropical storms.

Our technological data processing operations are concentrated at our Global Technology and Information Center at a single location in Florida. Our geographic concentration in Florida heightens our exposure to a hurricane or tropical storm. These weather events could cause severe damage to our property and technology and could cause major disruption to our operations. Although our Global Technology and Information Center was built in anticipation of a severe weather event and we have insurance coverage, if we were to experience a catastrophic loss, we may exceed our policy limits and/or we may have difficulty obtaining similar insurance coverage in the future. We cannot assure you that a hurricane or tropical storm could not have an adverse impact on our business.

We may be subject to antitrust litigation or government investigation in the future.

In the past, certain of our business practices have been investigated by government antitrust or competition agencies, and we have on several occasions been sued by private parties for alleged violations of the antitrust and competition laws of various jurisdictions. Following some of these actions, we have changed certain of our business practices to reduce the likelihood of future litigation. Each of these material prior legal activities has been resolved, except for the pending erinMedia and Wrapsidy litigations. There is a risk based upon the leading position of certain of our business operations that we could, in the future, be the target of investigations by government entities or actions by private parties challenging the legality of our business practices. There is currently an inquiry of this kind in Australia involving the pricing of one of our media services. Also, in markets where the retail trade is concentrated, regulatory authorities may perceive certain of our retail services as potential vehicles for collusive behavior by retailers or manufacturers. An inquiry of this type is currently pending in Finland. There can be no assurance that any such investigation or challenge will not result in an award of money damages, penalties or some form of order that might require a change in the way that we do business, which change could adversely affect our revenue stream and/or profitability.

The use of joint ventures, over which we do not have full control, could prevent us from achieving our objectives.

We have conducted and will continue to conduct a number of business initiatives through joint ventures, some of which are or may be controlled by others and which may prevent us from achieving our objectives. Our joint venture partners might have economic or business objectives that are inconsistent with our objectives. Our joint venture partners could go bankrupt, leaving us liable for their share of joint venture liabilities. Although we generally will seek to maintain sufficient control of any joint venture to permit our objectives to be achieved, we might not be able to take action without the approval of our joint venture partners. Also, our joint venture partners could take actions binding on the joint venture without our consent. Accordingly, the use of joint ventures could prevent us from achieving their intended objectives. The terms of our joint venture agreements may limit our business opportunities.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains “forward looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that concern our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward looking statements. In addition, we, through our senior management, from time to time make forward looking public statements concerning our expected future operations and performance and other developments. These forward looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward looking statements included in this prospectus. All subsequent written and oral forward looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•

general economic conditions, including the effects of any economic downturn on advertising spending levels, and costs of, and demand for, consumer packaged goods, media, entertainment and technology products;

•	our ability to realize anticipated cost savings related to transformation initiative;

•	the effect of disruptions to our information processing systems;

•	the timing and scope of technological advances;

•	our substantial indebtedness;

•	certain covenants in our debt documents;

•	customer procurement strategies that could put additional pricing pressure on us;

•	consolidation in our customers’ industries may reduce the aggregate demand for our services;

•	regulatory review by governmental agencies that oversee information gathering and changes in data protection laws;

•	the ability to attract and retain customers and key personnel;

•	risks to which our international operations are exposed, including local political and economic conditions, the effects of foreign currency fluctuations and the ability to comply with local laws;

•	criticism of our audience measurement services;

•	the possibility that our owners’ interests will conflict with ours or yours;

•	the effect of disruptions in the mail, telecommunication infrastructure and/or air services;

•	the ability to maintain the confidentiality of our proprietary information gathering processes;

•	the ability to successfully integrate our company in accordance with our strategy; and

•	the other factors set forth under “Risk Factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET AND INDUSTRY DATA AND FORECASTS

Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of our management’s knowledge of our business and markets, the 2006 Veronis Suhler Stevenson Communications Industry Forecast (the “2006 VSS Industry Forecast”), the PricewaterhouseCoopers Global Outlook in Entertainment and Media 2000–2010 (the “PricewaterhouseCoopers Global Entertainment & Media Outlook”) and other various sources.

Although we believe that the third party sources are reliable, we have not independently verified market industry data provided by third parties or by industry or general publications. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources, and we cannot assure you that they are accurate. While we are not aware of any misstatements regarding any industry data presented in this prospectus, our estimates, in particular as they relate to market share and our general expectations concerning the global marketing and media research and the business information industries, involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors.”

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We have entered into a registration rights agreement with the initial purchasers of the old notes, in which we agreed to file a registration statement with the SEC relating to an offer to exchange the old notes for exchange notes. The registration statement of which this prospectus forms a part was filed in compliance with this obligation. We also agreed to use our reasonable best efforts to cause a registration statement to become effective under the Securities Act. In addition, we agreed to use our reasonable best efforts to cause the exchange offer to be consummated on or before August 19, 2007. However, if the exchange offer is not consummated on or before August 19, 2007, we will incur additional interest expense. The exchange notes will have terms substantially identical to the old notes except that the exchange notes will not contain terms with respect to transfer restrictions and registration rights and additional interest payable for the failure to consummate the exchange offer by August 19, 2007. Old notes in an aggregate principal amount of €343,000,000 were issued on August 9, 2006.

Under the circumstances set forth below, we will cause the SEC to declare effective a shelf registration statement with respect to the resale of the old notes and we will use our reasonable best efforts to keep the shelf registration statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

•	if we determine, upon the advice of outside counsel, that, the exchange offer is not permitted due to a change in applicable law or SEC policy;

•	if for any reason the registered exchange offer is not consummated by August 19, 2007;

•

if any initial purchaser so requests after consummation of the registered exchange offer with respect to the old notes not eligible to be exchanged for the exchange notes and held by it following the consummation of the exchange offer;

•	if any holder (other than any initial purchaser) is not eligible to participate in the exchange offer; or

•	if any initial purchaser that participates in the exchange offer does not receive freely tradeable exchange notes in exchange for tendered old notes.

Each holder of old notes that wishes to exchange such old notes for transferable exchange notes in the exchange offer will be required to make the following representations:

•	any exchange notes to be received by it will be acquired in the ordinary course of its business;

•	it has no arrangement or understanding with any person to participate in the distribution (within the meaning of Securities Act) of the exchange notes;

•

it is not our “affiliate,” as defined in Rule 405 under the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act; and

•

if such holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities and such holder will acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

In addition, each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resales of exchange notes and cannot rely on the position of the staff of the Commission set forth in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters. See “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued in the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such exchange notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of exchange notes. We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resale of the exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus, we will accept for exchange any old notes properly tendered and not withdrawn prior to the expiration date. We will issue €2,000 principal amount of exchange notes in exchange for each €2,000 principal amount of old notes surrendered under the exchange offer. We will issue €1,000 integral multiple amount of exchange notes in exchange for each €1,000 integral multiple amount of old notes surrendered under the exchange offer, respectively. Old notes may be tendered only in denominations of €2,000 and integral multiples of €1,000 in excess of €2,000.

The form and terms of the exchange notes will be substantially identical to the form and terms of the old notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to become effective, a registration statement. The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding old notes. Consequently, both series of notes will be treated as a single class of debt securities under the indenture.

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

As of the date of this prospectus, €343,000,000 aggregate principal amount of the old notes are outstanding. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC. Old notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the old notes.

We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders. Subject to the terms of the registration rights agreements, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Certain Conditions to the Exchange Offer.”

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees, or transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., London time, on August 30, 2007, unless we extend it in our sole discretion.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify in writing or by public announcement the registered holders of old notes of the extension no later than 9:00 a.m., London time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any old notes in connection with the extension of the exchange offer;

•

to extend the exchange offer or to terminate the exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•

subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable written notice or public announcement thereof to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of old notes of such amendment, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change. If we terminate this exchange offer as provided in this prospectus before accepting any old notes for exchange or if we amend the terms of this exchange offer in a manner that constitutes a fundamental change in the information set forth in the registration statement of which this prospectus forms a part, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, we will in all events comply with our obligation to make prompt payment for all old notes properly tendered and accepted for exchange in the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any old notes, and we may terminate the exchange offer as provided in this prospectus before accepting any old notes for exchange if in our reasonable judgment:

•

the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act, and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution;” and

•

such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any old notes by giving written notice of such extension to the registered holders of the old notes. During any such extensions, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any old notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., London time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times except that all conditions to the exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer. If we fail at any time to exercise any of the foregoing rights, that failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer. Any waiver by us will be made by written notice or public announcement to the registered holders of the notes and any such waiver shall apply to all the registered holders of the notes.

In addition, we will not accept for exchange any old notes tendered, and will not issue exchange notes in exchange for any such old notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Procedures for Tendering Old Notes

To tender in the exchange offer for the old notes, you must comply with the procedures described below of Euroclear Bank, S.A./N.V., (‘‘Euroclear’’) or Clearstream société anonyme (“Clearstream”).

The registered holder of old notes in whose name such old notes are registered on the records of Euroclear or Clearstream must submit an electronic acceptance instruction to Euroclear or Clearstream to authorize the tender of the old notes and the blocking of the account in Euroclear or Clearstream to which such old notes are credited. If you are a beneficial owner of old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender, you should contact such registered holder promptly and instruct such registered holder to tender on your behalf in accordance with these procedures. Each holder submitting an electronic acceptance instruction must ensure that Euroclear or Clearstream, as the case may be, is authorized to block the account(s) in which the tendered old notes are held so that no transfers may be effected in relation to such notes at any time from and including the date on which the holder submits its electronic acceptance instruction.

By blocking such old notes in the relevant book-entry transfer facility each holder of old notes will be deemed to consent to have the relevant book-entry transfer facility provide details concerning such holder’s identity to the exchange agent.

We will issue the exchange notes promptly upon the expiration of the exchange offer. The exchange of exchange notes for old notes will only be made after receipt of an agent’s message and any other required documents by the exchange agent for the old notes prior to 5:00 p.m., London time, on the applicable expiration date or in accordance with the deadlines specified by Euroclear or Clearstream. In connection with tenders of the old notes, the term ‘‘electronic acceptance instruction’’ means an instruction transmitted by Euroclear or Clearstream, as applicable, received by the exchange agent for the old notes and forming a part of the book-entry confirmation, that states that:

•

Euroclear or Clearstream, as applicable, has received an express acknowledgment from a participant in Euroclear or Clearstream, as the case may be, that such participant is tendering old notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus; and

•	we may enforce that agreement against such participant.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of old notes at any time before 5:00 p.m., London time, on the expiration date.

To withdraw a tender of old notes in any exchange offer, the applicable exchange agent must receive a letter or facsimile notice of withdrawal at its address set forth below under “—Exchange Agent” before the time indicated above. Any notice of withdrawal must:

•	specify the name of the person who deposited the old notes to be withdrawn,

•

identify the old notes to be withdrawn including the certificate number or numbers and aggregate principal amount of old notes to be withdrawn or, in the case of old notes transferred by book-entry transfer, the name and number of the account at Euroclear or Clearstream to be credited and otherwise comply with the procedures of the relevant book-entry transfer facility, and

•	specify the name in which the old notes being withdrawn are to be registered, if different from that of the person who deposited the old notes.

We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any old notes withdrawn in this manner will be deemed not to have been validly tendered for purposes of the exchange offer. We will not issue exchange notes for such withdrawn old notes unless the old notes are validly retendered. We will return to you any old notes that you have tendered but that we have not accepted for exchange without cost as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn old notes by following one of the procedures described above at any time before the expiration date.

Exchange agent

We have appointed Deutsche Bank AG, London Branch as exchange agent for the exchange offer of the old notes.

You should direct questions and requests for assistance and requests for additional copies of this prospectus to the exchange agent addressed as follows:

Exchange Agent for the Old Notes:

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London

EC2N 2DB

Attn: Trust & Securities Services (TSS)

Tel: +44 207 547 5000

Fax: +44 207 547 5001

e-mail: xchange.offer@db.com

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail, however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with the exchange offer include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered; or

•	a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offer.

Holders who tender their old notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for exchange notes under the exchange offer, including as a result of failing to timely deliver old notes to the exchange agent, together with all required documentation, will remain subject to the restrictions on transfer of such old notes:

•

as set forth in the legend printed on the old notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the prospectus distributed in connection with the private offering of the old notes.

In addition, you will no longer have any registration rights or be entitled to additional interest with respect to the old notes.

In general, you may not offer or sell the old notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the old notes under the

Securities Act. Based on interpretations of the SEC staff, exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•	could not rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

Transfer and Exchange

The exchange notes will initially be issued in the form of several registered notes in global form without interest coupons, as follows:

•	Each series of exchange notes will initially be represented by global notes in registered form without interest coupons attached (the “Global Exchange Notes”).

•	The Global Exchange Notes representing the exchange notes will, upon issuance, be deposited with and registered in the name of the common depositary for the accounts of Euroclear and Clearstream.

Ownership of interests in the Global Exchange Notes (“Book-Entry Interests”) will be limited to persons that have accounts with Euroclear and Clearstream, or persons that may hold interests through such participants. In addition, transfers of Book-Entry Interests between participants in Euroclear or participants in Clearstream will be effected by Euroclear or Clearstream as applicable, pursuant to customary procedures and subject to the applicable rules and procedures established by Euroclear, Clearstream or DTC, as applicable, and their respective participants.

If definitive registered notes are issued, they will be issued upon receipt by the applicable Registrar of instructions relating thereto and any certificates, opinions and other documentation required by the applicable indenture. It is expected that such instructions will be based upon directions received by Euroclear or Clearstream, as applicable, from the participant which owns the relevant Book-Entry Interests.

Subject to any restrictions on transfer imposed by applicable law, the exchange notes to be issued as definitive registered notes may be transferred or exchanged, in whole or in part. In connection with any such transfer or exchange, the indenture will require the transferring or exchanging holder to, among other things, furnish appropriate endorsements and transfer documents, to furnish information regarding the account of the transferee at Euroclear or Clearstream to furnish certain certificates and opinions, and to pay any taxes, duties and governmental charges in connection with such transfer or exchange. Any such transfer or exchange will be made without charge to the holder, other than any taxes, duties and governmental charges payable in connection with such transfer.

Notwithstanding the foregoing, the Issuer is not required to register the transfer or exchange of any exchange notes:

(1)	for a period of 15 days prior to any date fixed for the redemption of such exchange notes;

(2)	for a period of 15 days immediately prior to the date fixed for selection of such exchange notes to be redeemed in part;

(3)	for a period of 15 days prior to the record date with respect to any interest payment date applicable to such exchange notes; or

(4)	which the holder has tendered (and not withdrawn) for repurchase in connection with a change of control offer.

The Issuer and the Trustee will be entitled to treat the holder of an exchange note as the owner of it for all purposes.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the old notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered old notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the old notes. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. As consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding old notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreement. We used the net proceeds from the private offering of the old notes in connection with the Transactions and to pay related fees and expenses.

CAPITALIZATION

The following table sets forth the capitalization as of March 31, 2007 for Nielsen only. The information in this table should be read in conjunction with “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this prospectus.

As of March 31, 2007
(Amounts in millions)
Debt:
New Senior Secured Credit Facilities:
Revolving credit facility (1)	$—
Term loan facilities (2)	4,883
Nielsen Finance Senior Notes	850
Nielsen Finance Senior Subordinated Discount Notes	635
Senior Discount Notes	287
Nielsen existing senior notes (3)	704
Other existing debt (4)	392

Total Debt	7,751
Equity	3,843

Total Capitalization	$11,594

(1)	Upon the closing of the offering of the old notes, we entered into a $688 million senior secured revolving credit facility.

(2)	Upon the closing of the offering of the old notes, we entered into a seven-year $4,175 million and €800 million senior secured term loan facility.

(3)	This indebtedness is solely the obligation of Nielsen and is therefore structurally subordinated to the indebtedness under the Nielsen Finance Senior Notes and the Nielsen Finance Senior Subordinated Discount Notes and consists of Nielsen’s ¥4,000 million ($35 million) 2.5% notes due 2011, €30 million ($43 million) face amount of 6.75% fixed rate notes due 2012, €50 million ($67 million) floating rate notes due 2012, €50 million ($67 million) floating rate notes due 2010, £250 million ($492 million) 5.625% put resettable securities due 2010 or 2017.

(4)	Includes capital lease obligations relating to facilities in Oldsmar, Florida and Markham, Ontario, computer equipment and software, debt of certain of Nielsen’s consolidated subsidiaries and other short-term borrowings.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated statement of operations has been developed by applying pro forma adjustments to the audited consolidated statements of operations of Nielsen for the period from January 1, 2006 through May 23, 2006 for the Predecessor and May 24, 2006 through December 31, 2006 for the Successor appearing elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations gives effect to the Transactions as if they had occurred on January 1, 2006. A pro forma balance sheet has not been presented due to the fact that the Transactions are reflected in our Successor December 31, 2006 balance sheet. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma consolidated statement of operations.

The unaudited pro forma adjustments are based upon available information and certain assumptions that are factually supportable and that we believe are reasonable under the circumstances. The unaudited pro forma consolidated statement of operations is presented for informational purposes only and does not purport to represent what our actual consolidated results of operations would have been had the Transactions actually occurred on the date indicated, nor are they necessarily indicative of future consolidated results of operations. The unaudited pro forma consolidated statement of operations should be read in conjunction with the information contained in “The Transactions,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated statement of operations and the related notes thereto appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma consolidated statement of operations.

The pro forma information presented, including the allocation of the purchase price, is based on preliminary estimates of the fair values of assets and liabilities acquired, available information and assumptions and will be revised as additional information becomes available.

A final determination of these fair values will reflect our consideration of a final valuation prepared by third party appraisers. This final valuation will be based on the actual net tangible and intangible assets that existed as of May 24, 2006, the date of acquisition. Any final adjustment will change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma consolidated statement of operations. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Unaudited Pro Forma Consolidated Statement of Operations

for the Year Ended December 31, 2006

	Historical Nielsen		Pro Forma Adjustments		Pro Forma Nielsen
	Predecessor	Successor
	Jan. 1 - May 23, 2006	May 24 - Dec. 31, 2006
	(Amounts in Millions)
Revenue	$1,626	$2,548	$—	(i)	$4,174
Cost of revenues, exclusive of depreciation and amortization	787	1,202	—		1,989
Selling, general and administrative expenses, exclusive of deprecation and amortization	554	912	(10	)(a)	1,460
			4	(b)
Depreciation and amortization	126	257	55	(c)	438
Transaction costs	95	—	(95	)(d)	—
Restructuring costs	7	68			75

Operating income	57	109	46		212

Interest income	8	11	(5	)(e)	14
Interest expense	(48)	(372)	(234	)(f)	(654)
(Loss)/gain on derivative instruments	(9)	5	—		(4)
Loss on early extinguishment of debt	—	(65)	60	(g)	(5)
Foreign currency exchange transaction loss	(3)	(71)	—		(74)
Equity in net income of affiliates	6	6	—		12
Other income/(expense), net	14	(7)	—		7

Income/(loss) from continuing operations before tax	25	(384)	(133)		(492)
(Benefit)/provision for income tax	(39)	105	49	(h)	115

Loss from continuing operations	$(14)	$(279)	$(84)		$(377)

See accompanying notes to the unaudited pro forma consolidated statement of operations

Notes to Unaudited Pro Forma Consolidated Statement of Operations

(Amounts in millions)

(a)	Represents the adjustment to selling, general and administrative expenses relating to our employee benefit plans to eliminate the historical amortization of unrecognized actuarial losses and prior service costs in the predecessor period and the impact of freezing the U.S. defined benefit plan and related change in the U.S. defined contribution plan related to the Transactions. Benefit plan related obligations have been recorded at fair value in the allocation of Valcon’s purchase cost.

(b)	Reflects the adjustment to selling, general and administrative expense to reflect the full annual monitoring fee of $10 million that we pay to the Sponsors. See “Certain Relationships and Related Party Transactions.”

(c)	Represents change in amortization based upon estimates of fair values and useful lives of amortizable assets as part of the preliminary purchase price allocation.

The unaudited pro forma consolidated statement of operations reflects amortization of certain identifiable intangible assets and other assets based on their preliminary new basis as reflected in the preliminary purchase price allocation. The final purchase price allocation may result in a different allocation for assets than that presented in this unaudited pro forma consolidated statement of operations. An increase or decrease in the amount of purchase price allocated to amortizable assets would impact the amount of annual amortization expense. Amortizable assets have been amortized on a straight-line basis in the unaudited pro forma consolidated statement of operations. If the purchase price allocation to amortizable assets were to change by $50 million the yearly amortization charge could range from $8.5 million for a weighted average life of six years to $2 million for a weighted average life of twenty-five years.

(d)	Reflects the elimination of transaction costs recognized in connection with the Transactions which included accounting, investment banking, legal and other costs and $45 million paid to IMS Health pursuant to a termination agreement triggered by the Transactions.

(e)	Reflects pro forma adjustment to interest income to reflect use of cash in connection with the Transactions.

(f)	Reflects pro forma interest expense resulting from the Transactions using applicable LIBOR and EURIBOR rates as of December 31, 2006 as follows:

Twelve Months Ended December 31, 2006
Term Loan Facility (1)	$408
Revolving credit facility (2)	5
Nielsen Finance Senior Notes (3)	87
Nielsen Finance Senior Subordinated Discount Notes—USD (4)	79
Senior Discount Notes—EUR (5)	30
Other Financing (6)	45

Total Pro Forma Interest Expense	654
Less Historical Interest Expense	(420)

Net adjustment to interest expense	$234

(1)	Reflects pro forma interest on the $4,175 million U.S. Dollar denominated term loan facility at the December 31, 2006 rate of 3-month LIBOR of 5.38% plus 2.75% and the €800 million ($958 million) Euro denominated term loan facility at the December 31, 2006 rate of 3-month EURIBOR of 3.58% plus 2.50% and the amortization of the related deferred financing fees.

(2)	Represents commitment fees of 0.5% on the assumed $688 million undrawn balance of the revolving credit facility and the amortization of the related deferred financing fees.

(3)	Reflects interest on $650 million of U.S. Dollar denominated Nielsen Finance Senior Notes at 10.00% and the €150 million of Euro denominated Nielsen Finance Senior Notes at 9.00% and the amortization of the related deferred financing fees.

(4)	Reflects pro forma interest expense on the Nielsen Finance Senior Subordinated Discount Notes at 12.50% and the amortization of the related deferred financing fees. No cash interest will be payable on these notes prior to August 1, 2011. Thereafter, interest will accrue and will be payable semiannually.

(5)	Reflects pro forma interest expense on the Senior Discount Notes at 11.125% and the amortization of the related deferred financing fees. No cash interest will be payable on the Senior Discount Notes prior to August 1, 2011. Thereafter, interest will accrue and will be payable semi-annually.

(6)	Reflects interest on the existing note of ¥4,000 million 2.5% notes due 2011, €30 million of 6.75% fixed rate due 2012, €50 million floating rate due 2012, €50 million floating rate due 2010, £250 million 5.625% put re-settable securities due 2010 or 2017 and capital lease obligations.

(g)	Reflects the elimination of loss on early extinguishment of the Valcon Bridge Loan representing unamortized debt issuance costs of the Valcon Bridge Loan at the time of settlement as if the permanent financing was outstanding as of January 1, 2006. The Valcon Bridge Loan was replaced with the permanent financing as part of the Transactions.

(h)	Represents the income tax effect of the pro forma adjustments, calculated using the respective statutory tax rates of the jurisdiction where the respective adjustment relates.

(i)	The unaudited pro forma statement of operations does not add back, in arriving at pro forma results, the impact of the deferred revenue adjustment to record deferred revenue at fair value in purchase accounting which reversed in less than one year. The non-recurring one time impact of this deferred revenue fair value adjustment was to reduce revenue by $90 million for the Successor period from May 24, 2006 to December 31, 2006.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial data of Nielsen as of the dates and periods indicated. The selected consolidated statement of operations data for the years ended December 31, 2004 and 2005 and the period from January 1, 2006 to May 23, 2006 and the selected consolidated balance sheet data as of December 31, 2005 have been derived from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The selected consolidated statement of operations data for the period May 24, 2006 to December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2006 have been derived from our successor audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The selected consolidated statement of operations data for the period January 1, 2007 to March 31, 2007 and the selected consolidated balance sheet data as of March 31, 2007 have been derived from our successor unaudited condensed consolidated financial statements and related notes appearing elsewhere in this prospectus, which have been prepared on a basis consistent with our annual audited consolidated financial statements. The results of operations for any period are not necessarily indicative of the results to be expected for any future period. The selected consolidated statement of operations data for the year ended December 31, 2003 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our predecessor audited consolidated financial statements which are not included in this prospectus. The audited financial statements from which the historical financial information for the periods set forth below have been derived were prepared in accordance with U.S. GAAP. In making your investment decision, you should rely solely on the financial information contained in this prospectus. The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

We have not presented the income statement financial statement data as required by Item 301 of Regulation S-K for the fiscal year ended December 31, 2002 because such information cannot be provided without unreasonable effort and expense. Furthermore, we do not believe that the 2002 information would be material or meaningful to a potential investor’s decision making process given the changes in our operations and financial structure. We have undertaken a significant refinancing of our company in 2006 to finance the acquisition by Valcon, and our Directories segment was divested in 2004.

	Three months ended March 31,		May 24, through December 31, 2006(1)	January 1, through May 23, 2006	Year Ended December 31,
	2007	2006			2005(2)	2004(3)	2003
	(Successor)	(Predecessor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
			(Amounts in millions)
	unaudited	unaudited					unaudited
Statement of Income Data:
Revenues	$1,072	$1,003	$2,548	$1,626	$4,059	$3,814	$3,429
(Loss)/income from continuing operations	(74)	(1)	(279)	(14)	172	278	335
(Loss)/income from continuing operations per common share (basic)	*	(0.01)	*	(0.06)	0.64	1.07	1.32
(Loss)/income from continuing operations per common share (diluted)	*	(0.01)	*	(0.06	0.64	1.07	1.31
Cash dividends declared per common share	—	—	—	—	0.15	0.66	0.61

*	Not included for the Successor periods as no publicly traded shares were outstanding.

	March 31, 2007	December 31, 2006	December 31,
			2005	2004	2003	2002
	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)
		(Amounts in millions)
	unaudited				unaudited	unaudited
Balance Sheet Data:
Total assets	$15,549	$16,099	$10,663	$13,801	$13,577	$12,441
Long-term debt excluding capital leases	7,416	7,674	2,482	4,531	4,905	4,381
Capital leases	145	145	155	163	156	97

(1)	The loss in the period May 24, 2006 to December 31, 2006 was primarily due to $372 million of interest expense, the $90 million deferred revenue purchase price adjustment, $71 million in foreign currency exchange transaction losses and $68 million in restructuring costs.

(2)	The 2005 income from continuing operations included $55 million in costs from the settlement of the antitrust agreement with IRI, a $36 million payment of failed deal costs to IMS Health and a $102 million loss from the early extinguishment of debt.

(3)	The 2004 income from continuing operations included a $135 million goodwill impairment charge.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Introduction

The following discussion and analysis of The Nielsen Company B.V. (formerly known as VNU Group B.V. and prior to that as VNU N.V.) should be read together with the accompanying Consolidated Financial Statements and related footnotes. The following discussion and analysis covers periods both prior to and subsequent to the Valcon Acquisition (as defined below). Accordingly, historical periods may not be comparable with the periods presented after the Valcon Acquisition. Further, this report may contain material that includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect, when made, Nielsen’s current views with respect to current events and financial performance. These forward-looking statements are subject to numerous risks and uncertainties. Statements, other than those based on historical facts, which address activities, events or developments that we expect or anticipate may occur in the future are forward-looking statements. Such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to Nielsen’s operations and business environment that may cause actual results to be materially different from any future results, express or implied, by such forward-looking statements. Unless required by context, references to “we”, “us”, and “our” refer to Nielsen and each of its consolidated subsidiaries.

Overview and Outlook

We are a leading global information and media company providing essential marketing and media measurement information, analytics and industry expertise to customers across the world. We operate in over 100 countries and are headquartered in Haarlem in the Netherlands and New York in the United States (U.S.). Through Nielsen’s broad portfolio services, we track sales of consumer products each year, report on television viewing habits in countries representing more than 60% of the world’s population, measure Internet audiences in 18 countries, produce more than 100 trade shows, operate more than 100 websites and publish more than 100 print publications and online newsletters. We currently operate in three segments: Consumer Services (formerly Marketing Information), Media (formerly Media Measurement and Information) and Business Media (formerly Nielsen Business Media).

Our Consumer Services segment provides essential market research and analysis primarily to businesses in the consumer packaged goods industry. Our Consumer Services segment provides an array of services including retail measurement services (ACNielsen Scantrack), household consumer panels (ACNielsen Homescan), new product testing (BASES), consumer segmentation and targeting (Spectra) and marketing optimization (ACNielsen Analytical Consulting, or AAC). We believe these services give our customers a competitive advantage in making informed decisions in complex market places.

Our Media segment is a leading provider of media and entertainment measurement information. The segment measures audiences for U.S. television, international television, motion pictures, the Internet and other media as well as tracks sales of music and competitive advertising information. Using Nielsen’s critical measurement information, media owners, advertising agencies, advertisers and retailers plan and optimize their marketing strategies.

Our Business Media segment is one of the largest providers of integrated business-to-business information in the world. The segment has more than 100 trade shows, over 100 websites and over 100 print publications and online newsletters, each targeted to specific industry groups.

On February 8, 2007, Nielsen announced it had completed the sale of a significant portion of its BME unit for $414 million. Nielsen does not expect to recognize a material gain or loss on the sale because the price paid approximates the book value of the business, as this business was recently revalued upon Valcon’s acquisition of Nielsen. The sale excludes a joint venture that produces trade shows in the Netherlands and China. Our former

Directories business segment was sold effective November 29, 2004. (See “—Factors Affecting Nielsen’s Financial Results—Divestitures” and Note 4 to the consolidated financial statements “Business Divestitures”).

On May 24, 2006, Nielsen was acquired through a tender offer to shareholders by Valcon Acquisition B.V. (“Valcon”), an entity formed by investment funds associated with AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co., and Thomas H. Lee Partners (collectively, the “Sponsors”). Valcon was formed for the purpose of facilitating the acquisition. Valcon’s cumulative purchases of the outstanding common shares and preferred B shares resulted in a combined 99.44% ownership of Nielsen’s issued and outstanding shares as of December 31, 2006. Valcon intends to acquire the remaining Nielsen shares through a statutory squeeze-out procedure, pursuant to Dutch legal and regulatory requirements, which is expected to be completed in 2007. The common and preferred shares were delisted from the Euronext Amsterdam on July 11, 2006.

Nielsen became a subsidiary of Valcon upon the consummation of the acquisition by Valcon (the “Valcon Acquisition”). See the “Liquidity and Capital Resources” section for discussion of the financing transactions related to the Valcon Acquisition.

In connection with the Valcon Acquisition in May 2006, Valcon entered into a Senior secured bridge facility (“Valcon Bridge Loan”) under which Valcon had borrowed $6,164 million as of August 2006 when the Valcon Bridge Loan was settled and replaced with permanent financing consisting of (i) senior secured credit facilities consisting of seven-year $4,175 million and €800 million senior secured term loan facilities and a six-year $688 million senior secured revolving credit facility and (ii) debt securities, consisting of $650 million 10% and €150 million 9% Senior Notes due 2014 of Nielsen Finance LLC and Nielsen Finance Co., $1,070 million 12.5% Senior Subordinated Discount Notes due 2016 of Nielsen Finance LLC and Nielsen Finance Co. and €343 million 11.125% Senior Discount Notes due 2016 of The Nielsen Company B.V.

Valcon’s cost of acquiring Nielsen and related debt has been pushed down to establish the new accounting basis in Nielsen. The Valcon Acquisition has been accounted for in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”. The preliminary allocation of purchase price is based on estimated fair values of the assets acquired and liabilities assumed as of May 24, 2006. These preliminary fair values were determined using management’s estimates from information currently available and are subject to change.

Nielsen’s consolidated statements of operations, cash flows and shareholders’ equity are presented for two periods: Successor, for the period from May 24, 2006 to December 31, 2006 following the consummation of the Valcon Acquisition; and Predecessor, for the period January 1, 2006 to May 23, 2006 preceding the Valcon Acquisition and for the years ended December 31, 2005 and 2004. As a result of the Valcon Acquisition and the resulting change in ownership, we are required to separately present our operating results for the Successor and the Predecessor periods for the year ended December 31, 2006. In the following discussion, the 2006 results are adjusted to reflect the pro forma effect of the Valcon Acquisition as if it had occurred on January 1, 2006. The pro forma basis amounts for the year ended December 31, 2006 are compared to the Predecessor year ended December 31, 2005 on a historical basis. In addition, the amounts for the three months ended March 31, 2007 are compared to the pro forma basis for the three months ended March 31, 2006. Management believes this to be the most meaningful and practical way to comment on our results of operations.

Critical Accounting Policies

The discussion and analysis of Nielsen’s financial condition and results of operations is based on Nielsen’s Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. The most significant of these estimates relate to revenue recognition, business combinations, goodwill and indefinite-lived intangible assets, pension costs and other post-retirement benefits, accounting for income taxes, valuation of long lived assets, including computer software and share-based compensation. We base Nielsen’s estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the valuation of assets and liabilities that are not readily apparent from other sources. We evaluate these estimates on an ongoing basis. Actual results could vary from these estimates under different assumptions or conditions. The accounting policies followed by Nielsen for the Successor period are consistent with those of the Predecessor period except for the adoption of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and other Post Retirement Plans” which we early adopted as of the Valcon Acquisition date. For a summary of the significant accounting policies, including critical accounting policies discussed below, see Note 1 to the consolidated financial statements “Description of Business and Basis of Presentation”.

Revenue Recognition

We recognize our revenues for the sale of services and products under the provisions of SEC Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”, when persuasive evidence of an arrangement exists, services have been rendered or delivery has occurred, the fee is fixed or determinable, and the collectibility related to the services and products is reasonably assured.

A significant portion of our revenue is generated from our media and marketing services. We review all contracts to evaluate them pursuant to SAB 104 and recognize revenue from the sale of our services and products based upon fair value as the services are performed, which is generally ratably over the term of the contract(s). Invoiced amounts are recorded as deferred revenue until earned.

Our revenue arrangements may include multiple elements as defined in Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. In these arrangements, the individual deliverables within the contract are separated and recognized upon delivery based upon their fair values relative to the total contract value, to the extent that the fair values are readily determinable and the deliverables have stand alone value to the customer (the “relative fair value method”).

A discussion of Nielsen’s revenue recognition policies, by segment, follows:

Consumer Services

Revenue, primarily from retail measurement services and consumer panel services, is recognized on a straight-line basis over the period during which the services are performed and information is delivered to the customer. Software sold as part of these arrangements is considered to be incidental to the arrangements and is not recognized as a separate element.

Nielsen performs customized research projects which are recognized into revenue as value is delivered to the customer. The pattern of revenue recognition for these contracts varies depending on the terms of the individual contracts, and may be recognized proportionally or deferred until the end of the contract term and recognized when the final report has been delivered to the customer.

Media

Revenue is primarily generated from television audience and internet measurement services and is recognized on a straight-line basis over the contract period, as the service is delivered to the customer. Software sold as part of these arrangements is considered to be incidental to the arrangements and is not recognized as a separate element.

Business Media

Single copy revenue for publications, sold via newsstands and/or dealers, is recognized in the month in which the magazine goes on sale. Revenue from printed circulation and advertisements included therein is recognized on the date it is available to the consumer. Revenue from electronic circulation and advertising is recognized over the period during which both are electronically available. The unearned portion of paid magazine subscriptions is deferred and realized on a straight-line basis with monthly amounts recognized on the magazines’ cover date.

For products, such as magazines and books, sold to customers with the right to return unsold items, revenues are recognized when the products are shipped, based on gross sales less an allowance for future estimated returns. Revenue from trade shows and certain costs are recognized upon completion of the event.

Business Combinations

Nielsen accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires significant judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples, among other items.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and other indefinite-lived intangible assets are stated at historical cost less accumulated impairment losses.

Goodwill and other indefinite-lived intangible assets, consisting of certain trade names and trademarks, are tested for impairment on an annual basis and whenever events or circumstances indicate that the carrying amount of assets may not be recoverable. Nielsen reviews the recoverability of its goodwill by comparing the estimated fair values of reporting units with their respective carrying amounts. We established reporting units based on our internal reporting structure. For purposes of testing goodwill for impairment, goodwill has been allocated to reporting units on a pro-rata basis to the fair values of the respective reporting units. The estimates of fair value of a reporting unit, which is generally one level below Nielsen’s operating segments, are determined using a combination of valuation techniques, primarily a discounted cash flow analysis and a market-based approach for the Nielsen Internet reporting unit. A discounted cash flow analysis requires various judgmental assumptions, including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on Nielsen’s budget and business plans. Discount rate assumptions are based on an assessment of the risk inherent in the respective reporting units. In estimating the fair values of its reporting units, Nielsen also uses market comparisons and recent comparable transactions. The impairment test for other indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of trade names and trademarks are determined using a “relief from royalty” discounted cash flow valuation methodology. Significant assumptions inherent in this methodology include estimates of royalty rates and discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Assumptions about royalty rates are based on the rates at which comparable trade names and trademarks are being licensed in the marketplace.

Pension Costs

We provide a number of retirement benefits to Nielsen employees, including defined benefit pension plans and post retirement medical plans. Pension costs, in respect of defined benefit pension plans, primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets. Differences between this expected return and the actual return on these plan assets and actuarial changes are not recognized in the statement of operations, unless the accumulated differences and changes exceed a certain threshold. The excess is amortized and charged to the statement of operations over, at the maximum, the average remaining term of employee service. We recognize obligations for contributions to defined contribution pension plans as expenses in the statement of operations as they are incurred.

We account for Nielsen retirement plans in accordance with SFAS No. 158, “Employers’ Accounting for Pensions and other Post Retirement Benefits” and, accordingly, the determination of benefit obligations and expenses is based on actuarial models. In order to measure benefit costs and obligations using these models, critical assumptions are made with regard to the discount rate, the expected return on plan assets and the assumed rate of compensation increases. Nielsen provides retiree medical benefits to a limited number of participants in the U.S. and has ceased to provide retiree health care benefits to certain of its Dutch retirees. Therefore, retiree medical care cost trend rates are not a significant driver of post retirement costs for Nielsen. Management reviews these critical assumptions at least annually. Other assumptions involve demographic factors such as the turnover, retirement and mortality rates. Management reviews these assumptions periodically and updates them as necessary.

The discount rate is the rate at which the benefit obligations could be effectively settled. For Nielsen’s U.S. plans, the discount rate is based on a bond portfolio that includes only long-term bonds with an Aa rating, or equivalent, from a major rating agency. We believe the timing and amount of cash flows related to the bonds in this portfolio is expected to match the estimated payment benefit streams of Nielsen’s U.S. plans. For the Dutch and other non-U.S. plans, the discount rate is set by reference to market yields on high quality corporate bonds.

To determine the expected long-term rate of return on pension plan assets, we consider, for each country, the structure of the asset portfolio and the expected rates of return for each of the components. For Nielsen’s U.S. plans, a 50 basis point decrease in the expected return on assets would increase pension expense on Nielsen’s principal plans by approximately $0.9 million per year. For Nielsen’s primary Dutch plan, a similar 50 basis point decrease in the expected return on assets would increase pension expense on Nielsen’s principal Dutch plans by approximately $2.9 million per year. We assumed that the weighted averages of long-term returns on Nielsen’s pension plans was 6.3% for the Successor period from May 24, 2006 to December 31, 2006 and 6.1% for 2005. The actual return on plan assets will vary from year to year versus this assumption. Although the actual return on plan assets will vary from year to year, we believe it is appropriate to use long-term expected forecasts in selecting our expected return on plan assets. As such, there can be no assurance that our actual return on plan assets will approximate the long-term expected forecasts.

Income Taxes

We operate in over 100 countries worldwide. Over the past five years, we completed many material acquisitions and divestitures, which have generated complex tax issues requiring management to use its judgment to make various tax determinations. We try to organize the affairs of our subsidiaries in a tax efficient manner, taking into consideration the jurisdictions in which we operate. Due to outstanding indemnification agreements, the tax payable on select disposals made in recent years has not been finally determined. Although we are confident that tax returns have been appropriately prepared and filed, there is risk that additional tax may be assessed on certain transactions or that the deductibility of certain expenditures may be disallowed for tax purposes. Our policy is to estimate tax risk to the best of our ability and provide accordingly for those risks and take positions in which a high degree of confidence exists that the tax treatment will be accepted by the tax authorities. The policy with respect to deferred taxation is to provide in full for timing differences using the liability method.

Deferred tax assets and deferred tax liabilities are computed by assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The carrying value of deferred tax assets is adjusted by a valuation allowance to the extent that these deferred tax assets are not considered to be realized on a more likely than not basis. Realization of deferred tax assets is judgmental and is dependent upon our ability to generate future taxable income in jurisdictions where such assets have arisen. Valuation allowances are recorded in order to reduce the deferred tax assets to the amount expected to be realized in the future. In assessing the adequacy of our valuation allowances, we consider various factors including reversal of deferred tax liabilities, future taxable income, and potential tax planning strategies.

Long-Lived Assets

We are required to assess whether the value of Nielsen’s long-lived assets, including Nielsen buildings, improvements, technical and other equipment, and amortizable intangible assets have been impaired. An assessment is required whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. We do not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. Recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If impairment is considered to exist based on undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) requires us to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. These estimates are subject to revision as market conditions and Nielsen’s assessments change.

Nielsen capitalizes software development costs with respect to major internal use software initiatives or enhancements in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. The costs are capitalized from the time that the preliminary project stage is completed, and we consider it probable that the software will be used to perform the function intended until the time the software is placed in service for its intended use. Once the software is placed in service, the capitalized costs are generally amortized over periods of three to seven years. If events or changes in circumstances indicate that the carrying value of software may not be recovered, a recoverability analysis is performed based on estimated undiscounted cash flows to be generated from the software in the future. If the analysis indicates that the carrying value is not recoverable from future cash flows, the software cost is written down to estimated fair value and an impairment is recognized. Nielsen estimates are subject to revision as market conditions and Nielsen’s assessments change.

Share-based compensation

We account for share-based awards in accordance with SFAS No.123(R), “Shared-Based Payment,” which, in the Predecessor period, we early adopted as of January 1, 2003 under the modified prospective approach. Share-based compensation expense is primarily based on the estimated grant date fair value using the Black-Scholes option pricing model for awards granted after January 1, 2003. Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating the expected term of stock options, expected volatility of our stock, and the number of stock-based awards expected to be forfeited due to future terminations. In addition, for stock-based awards where vesting is dependent upon achieving certain operating performance goals, we estimate the likelihood of achieving the performance goals. Differences between actual results and these estimates could have a material effect on our financial results. We consider several factors in estimating the expected life of our options granted, including the expected lives used by a peer group of companies and the historical option exercise behavior of our employees, which we believe are representative of future behavior. We estimate the stock price volatility on a combination of our formerly publicly traded stock adjusted for its new leverage and estimates of implied volatility of our peer group. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

Factors Affecting Nielsen’s Financial Results

Foreign Currency

Our financial results are reported in U.S. Dollars and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose functional currencies are other than U.S. Dollars. Approximately 60% (57% in 2005) of our revenues were denominated in U.S. Dollars during 2006. Nielsen’s principal foreign exchange exposure is spread across several currencies, primarily the Euro, British pound, and other currencies representing 12.0%, 4.5%, and 24.3%, respectively, for the Successor period from May 24, 2006 to December 31, 2006; 12.2%, 4.2%, and 23.1%, respectively, for the Predecessor period from January 1, 2006 to May 23, 2006; 17.8%, 6.3%, 20.7%, respectively, in 2005; and 18.5%, 6.6%, 19.8%, respectively, in 2004.

As a result, fluctuations in the value of foreign currencies relative to the U.S. Dollar have a significant effect on Nielsen’s operating results. Based on the combined Successor and Predecessor periods, a one cent change in the U.S. Dollar/Euro exchange rate will impact revenues by approximately $5 million, with an immaterial impact on operating income. Impacts associated with fluctuations in foreign currency are discussed in more detail under “—Quantitative and Qualitative Disclosures about Market Risks”. In countries with currencies other than the U.S. Dollar, assets and liabilities are translated into Dollars using end-of-period exchange rates; revenues, expenses and cash flows are translated using average rates of exchange. The average U.S. Dollar to Euro exchange rate was $1.2431 to €1.00 and $1.2565 to €1.00 and $1.23748 to €1.00 for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, the average U.S. Dollar to Euro exchange rate was $1.32 to €1.00 and $1.20 to €1.00 for the Successor period from January 1, 2007 to March 31, 2007 and the Predecessor period from January 1, 2006 to March 31, 2006, respectively.

Constant currency growth rates used in the following discussion of results of operations eliminate the impact of year-over-year foreign currency fluctuations.

Acquisitions and Investments in Affiliates

For the pro forma year ended December 31, 2006, Nielsen completed several acquisitions for aggregate consideration, net of cash acquired, of $98 million ($29 million for the Successor period from May 24, 2006 to December 31, 2006 and $69 million for the Predecessor period from January 1, 2006 to May 23, 2006). These acquisitions contributed $33 million of revenue and $1 million of operating income for the pro forma year ended December 31, 2006.

In early 2006, we acquired a majority interest in BuzzMetrics, Inc. On June 4, 2007, we acquired the remaining outstanding shares of BuzzMetrics, Inc.

As of March 31, 2007, we held approximately 60% of the Nielsen//NetRatings shares outstanding. On June 22, 2007, we completed the merger of Nielsen//NetRatings previously announced on February 5, 2007 and acquired the remaining outstanding shares at $21.00 per share in cash, for a total purchase price of $327 million.

On June 27, 2007, we announced an agreement to acquire Telephia, Inc., a provider of syndicated consumer research in the telecom and mobile media markets, for approximately $440 million. The transaction, which is subject to regulatory approval, is expected to close in the third quarter of 2007.

For the year ended December 31, 2005, Nielsen completed several acquisitions for aggregate consideration, net of cash acquired, of approximately $170 million. These acquisitions contributed $22 million of revenue and $5 million of operating income in 2005.

In 2005, we entered into a joint venture with the AGB Group. This arrangement is intended to increase Media’s coverage internationally, enabling Media to better serve the needs of media owners with multi national interests. The newly formed entity is AGB Nielsen Media Research, of which we own 50% of the outstanding shares. Accordingly, as of March 1, 2005, Nielsen deconsolidated its international television audience measurement companies, and began accounting for the joint venture under the equity method. Nielsen’s share of the joint venture’s loss for the year was $4 million, and is recorded net of tax in equity in net income of affiliates in the Consolidated Statements of Operations.

For the year ended December 31, 2004, Nielsen completed several acquisitions for aggregate consideration, net of cash acquired, of approximately $96 million. These acquisitions contributed $40 million of revenue and $7 million of operating income in 2004.

Divestitures

Business Media Europe

In December 2006, Nielsen reached an agreement in principle to sell substantially all of its Business Media Europe (BME) unit to 3i Group plc, a private equity and venture capital firm. On February 8, 2007, Nielsen announced it had completed the sale for $414 million in cash. The gain on sale of discontinued operations of $14 million relates to BME’s previously recognized currency translation adjustments from the date of the Valcon Acquisition to the date of sale. Nielsen’s consolidated financial statements reflect BME’s business as discontinued operations. (See Note 4 to the consolidated financial statements “Business Divestitures” and Note 20 to the consolidated financial statements “Subsequent Events”).

Directories

In November 2004, Nielsen completed the sale of its Directories segment to World Directories Acquisition Corp., a legal entity owned by funds advised by Apax Partners Worldwide LLP and Cinven Limited, for $2,622 million in cash. The sale resulted in a gain of $756 million, net of income taxes; $1,594 million of the proceeds was used to repay debt in 2005 and $38 million of fees related to the disposition were paid in 2005. The sales price is subject to adjustments based on final agreement on working capital and net indebtedness. In 2005, Nielsen recorded an additional gain of $8 million to reflect the continued negotiation of final settlement amounts. In connection with the sale of Directories, Nielsen indemnified the acquirer from any tax obligations relating to years prior to the divestiture (see Note 16 to the consolidated financial statements “Commitments and Contingencies”).

Results of Operations—Successor (from January 1, 2007 to March 31, 2007), Pro forma, and Predecessor (from January 1, 2006 to March 31, 2006) periods

The following table sets forth, for the periods indicated, the amounts included in our Condensed Consolidated Statements of Operations and unaudited pro forma results for the three months ended March 31, 2006:

	Successor	Pro Forma Three months ended March 31, 2006(1)	Predecessor
(IN MILLIONS)	Three months ended March 31, 2007		Three months ended March 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$1,072	$1,003	$1,003

Costs of revenues, exclusive of depreciation and amortization	500	480	480
Selling, general and administrative expenses, exclusive of depreciation and amortization	386	354	357
Depreciation and amortization	111	105	79
Transaction costs	—	—	52
Restructuring costs	19	2	2

Operating income	56	62	33

Interest income	8	3	5
Interest expense	(156)	(162)	(30)
Gain/(loss) on derivative instruments	9	(7)	(7)
Foreign currency exchange transaction (losses)/gains, net	(4)	(1)	(1)
Equity in net income of affiliates	2	2	2
Other (expense)/income, net	(2)	10	10

(Loss)/income from continuing operations before income taxes and minority interests	(87)	(93)	12

Benefit/(provision) for income taxes	13	25	(13)
Minority interests	—	—	—

Loss from continuing operations	$(74)	$(68)	$(1)

(1)	The unaudited pro forma presentation for three months ended March 31, 2006 reflects the Predecessor period from January 1, 2006 to March 31, 2006 preceding the Valcon Acquisition adjusted to reflect the pro forma effect of the Valcon Acquisition and its related financing as if it had occurred on January 1, 2006. The pro forma adjustments include: increased interest expense/lower interest income on net debt ($134 million), reversal of transaction costs directly related to the Valcon Acquisition ($52 million), increased amortization related to purchase price allocation ($26 million), decreased selling, general and administrative expenses ($3 million) consisting of decreased pension costs related to the Valcon Acquisition ($5 million) and increased sponsor fees ($2 million), and the related income tax effects.

The pro forma basis amounts for the three months ended March 31, 2006 are compared to the three months ended March 31, 2007 on a reported basis.

The following table sets forth, for the periods indicated, certain supplemental revenue data:

	Successor	Predecessor
(IN MILLIONS)	Three months ended March 31, 2007	Three months ended March 31, 2006
	(Unaudited)	(Unaudited)
Revenues by segment
Consumer Services	$609	$559
Media	341	316
Business Media	122	129
Corporate	—	(1)

Total	$1,072	$1,003

Consumer Services revenues by service
Retail Measurement Services	$404	$375
Consumer Panel Services	48	44
Customized Research Services	59	54
Other Services	98	86

Total	$609	$559

Media revenues by division
Media	$281	$262
Entertainment	38	36
Internet Measurement	22	18

Total	$341	$316

Revenues by geography
United States	$621	$595
Other Americas	95	86
The Netherlands	8	8
Other Europe, Middle East & Africa	253	225
Asia Pacific	95	89

Total	$1,072	$1,003

	Successor	Predecessor
(% of Revenue)	Three months ended March 31, 2007	Three months ended March 31, 2006
	(Unaudited)	(Unaudited)
Revenues by segment
Consumer Services	57%	56%
Media	32%	31%
Business Media	11%	13%

Total Nielsen	100%	100%

Consumer Services revenues by service
Retail Measurement Services	38%	37%
Consumer Panel Services	4%	4%
Customized Research Services	6%	6%
Other Services	9%	9%

Total Consumer Services	57%	56%

Media revenues by division
Media	26%	26%
Entertainment	4%	3%
Internet Measurement	2%	2%

Total Media	32%	31%

Business Media	11%	13%

The following table sets forth certain supplemental revenue growth data, both on an as reported and constant currency basis. In order to determine the percentage change in items on a constant currency basis, we adjust these items to remove the positive and negative impacts of foreign exchange.

Revenue growth	Reported Q1 2007 vs. Q1 2006	Constant Currency Q1 2007 vs. Q1 2006
Consumer Services	8.8%	5.2%
Media	8.1%	7.2%
Business Media	(5.0)%	(5.2)%
Total Nielsen	6.9%	4.6%

Successor period from January 1, 2007 to March 31, 2007 compared to the Pro forma Predecessor period from January 1, 2006 to March 31, 2006

When comparing Nielsen’s results for the Successor period from January 1, 2007 to March 31, 2007 with pro forma results for the Predecessor period from January 1, 2006 to March 31, 2006, the following should be noted:

Items Affecting Operating Income for the Successor period from January 1, 2007 to March 31, 2007

•	Nielsen’s condensed consolidated financial statements for the quarter ended March 31, 2007 reflect the effect of foreign currency exchange rates on operations.

•	Nielsen incurred $19 million of restructuring expenses.

•	Nielsen incurred approximately $8 million in recruiting and other acquisition related compensation for certain corporate executives.

Items affecting Operating Income for the Pro forma period from January 1, 2006 to March 31, 2006

•	Nielsen incurred $2 million in restructuring charges.

Revenues

Nielsen Consolidated. Revenues were $1,072 million for the Successor period from January 1, 2007 to March 31, 2007 and $1,003 million for the Predecessor period from January 1, 2006 to March 31, 2006, an overall increase of 6.9%. Excluding a 2.3% positive impact of foreign exchange, Nielsen’s revenues on a constant currency basis increased 4.6%. Constant currency revenue increased 5.2% at Consumer Services, 7.2% at Media, partly offset by a 5.2% decrease at Business Media.

Consumer Services. Revenues for the Successor period from January 1, 2007 to March 31, 2007 were $609 million and $559 million for the Predecessor period from January 1, 2006 to March 31, 2006. Excluding a 3.6% positive impact of foreign exchange, constant currency revenues increased by 5.2%. The increase in constant currency is primarily attributable to 3.5% growth in Retail Measurement Services due primarily to growth in Latin America (Brazil, Mexico, Central America and Colombia, as well as the Datos acquisition in Venezuela), Emerging Markets (new clients and categories in Russia, South Africa and Ukraine), Canada (growth of Tobacco Index and new clients) and Asia Pacific (sales in India, Indonesia, Australia and Vietnam), partially offset by pricing compression in the U.S. In addition, Other Service constant currency revenues increased by 13.1% predominantly due to an increase in Analytical sales in U.S., France and UK, growth in BASES and Claritas as well as the acquisition of The Modeling Group (TMG).

Media. Revenues for Media increased 8.1% to $341 million for the Successor period ended March 31, 2007 from $316 million for the Predecessor period ended March 31, 2006. Excluding a 0.9% favorable impact of foreign exchange on revenues, constant currency revenues increased 7.2%. The constant currency increase is primarily attributable to a 5.9% increase in the Media division (Nielsen Media Research U.S. and International), an 18.5% increase in Internet Measurement, and the $5 million impact from the acquisition of Nielsen

BuzzMetrics and Radio & Records (R&R). The Media division’s constant currency increase of 7.8% was primarily attributable to continued demand for Nielsen Media Research’s television audience measurement services in the U.S., new business and price increases, the National People Meter (NPM) expansion and cable network upgrades.

Business Media. Revenues for the Successor period from January 1, 2007 to March 31, 2007 were $122 million and $129 million for the Predecessor period from January 1, 2006 to March 31, 2006, a decrease of 5.0%. Excluding the 0.2% unfavorable impact of foreign exchange, revenues for Business Media decreased 5.2%. Business Media revenues decreased due to continued softness in advertising revenues, sale of certain publications, and timing of a trade show which shifted into the second quarter of 2007.

Cost of Revenues, Exclusive of Depreciation and Amortization

Cost of revenues was $500 million for the Successor period from January 1, 2007 to March 31, 2007 and $480 million for the Predecessor period from January 1, 2006 to March 31, 2006, an increase of $20 million or 4.2%. Excluding the unfavorable 2.7% impact of foreign exchange, cost of revenues would have increased by 1.5%. Constant currency cost of revenues increased primarily from a 1.2% increase at Consumer Services and a 5.9% increase at Media, which was partly offset by a reduction in costs at Business Media of 11.0%.

The increase in constant currency cost of revenues at Consumer Services was due to overall Consumer Services revenue growth. Media’s constant currency cost of revenues increase resulted primarily from an increase in the Media division due to the expansion of Local People Meter (LPM) and NPM in the United States. Business Media constant currency cost of revenues decrease resulted from efficiency initiatives in manufacturing and distribution, lower page volumes and headcount reductions.

Selling, General and Administrative Expenses Exclusive of Depreciation and Amortization

Selling, general and administrative expenses were $386 million for the Successor period from January 1, 2007 to March 31, 2007 and $357 million for the Predecessor period from January 1, 2006 to March 31, 2006. The pro forma amounts assume the Valcon Acquisition occurred on January 1, 2006. Pro forma selling, general and administrative expense increased 6.7% for the quarter ended March 31, 2007 in constant currency. The increase in constant currency pro forma selling, general and administrative expenses was primarily attributable to $6 million in increased share option expense (inclusive of $3 million related to Nielsen BuzzMetrics), $8 million for recruiting and other acquisition related compensation for certain corporate executives, and higher selling, general and administrative costs associated with the 2006 acquisitions.

Depreciation and Amortization

Assuming the Valcon Acquisition occurred on January 1, 2006, depreciation and amortization for the pro forma period ended March 31, 2006 would have been $105 million. Depreciation and amortization was $111 million for the Successor period from January 1, 2007 to March 31, 2007, an increase of 5.5% over the pro forma period ended March 31, 2006. Excluding the 1.5% unfavorable impact of foreign exchange, depreciation and amortization expense would have increased $4 million, or 4.0% when compared with pro forma 2006.

Transaction Costs

On March 8, 2006, Nielsen and Valcon announced the tender offer. We also agreed to reimburse Valcon’s transaction expenses up to $36 million if the transaction were terminated. In November 2005, in connection with the agreement on the termination of our planned merger with IMS Health, we agreed to pay $45 million to IMS Health should we be acquired within twelve months following the termination. Based on the facts and circumstances that existed as of March 31, 2006, we were unable to determine whether the tender offer for us by Valcon would be successful. Therefore, we accrued $36 million, representing our estimate of the minimum amount that would be required to be paid to either IMS, in the event the Valcon acquisition was successful, or to the investors in Valcon, if the acquisition was not successful. On May 24, 2006, due to the consummation of the transaction by Valcon, we made the $45 million payment to IMS. During the Predecessor period from January 1, 2006 to March 31, 2006, we also recorded $16 million of transaction expenses, primarily for investment advisory services. These transaction costs are excluded from the pro forma condensed consolidated statement of operations.

Restructuring Costs

As discussed in Note 6 to our condensed consolidated financial statements, “Restructuring Activities”, during 2007 and 2006, we initiated restructuring plans that primarily resulted in the involuntary termination of certain employees and incurred related consulting expense for performance improvement initiatives. Nielsen incurred $9 million in severance costs for the Successor period from January 1, 2007 to March 31, 2007 and no severance costs for the Predecessor period from January 1, 2006 to March 31, 2006. Nielsen also incurred $10 million and $2 million in consulting fees for the Successor period from January 1, 2007 to March 31, 2007 and the Predecessor period from January 1, 2006 to March 31, 2006, respectively. All severance and consulting fees have been or will be settled in cash.

Operating Income

Operating income for the Successor period from January 1, 2007 to March 31, 2007 was $56 million and $33 million for the Predecessor period from January 1, 2006 to March 31, 2006. As a result of the factors discussed above, pro forma operating income for the Predecessor period from January 1, 2006 to March 31, 2006 was $62 million resulting in a decrease of 10.6%. Excluding a 1.4% negative impact of foreign exchange, pro forma operating income decreased 9.2%. On a pro forma basis and excluding the impact of restructuring expense from the respective 2007 and 2006 operating results and the $8 million in recruiting and other acquisition related compensation expense in 2007, Nielsen’s 2007 constant currency pro forma operating income increased 31.1% versus prior year.

Interest Income and Expense

Interest income was $8 million for the Successor period from January 1, 2007 to March 31, 2007 and $5 million for the Predecessor period from January 1, 2006 to March 31, 2006 and on a pro forma basis, $3 million for the Predecessor period from January 1, 2006 to March 31, 2006. Interest expense was $156 million for the Successor period from January 1, 2007 to March 31, 2007 and $30 million for the Predecessor period from January 1, 2006 to March 31, 2006. On a pro forma basis, interest expense increased to $162 million for the Predecessor period from January 1, 2006 to March 31, 2006. See “—Liquidity and Capital Resources.”

Gain/(Loss) on Derivative Instruments

The gain on derivative instruments was $9 million for the Successor period from January 1, 2007 to March 31, 2007 versus a loss of $7 million for the pro forma Predecessor period from January 1, 2006 to March 31, 2006. The change resulted from an unfavorable currency movement in the prior period.

Foreign Currency Exchange Transaction (Loss)/Gain

Foreign currency exchange resulted in a $4 million loss recorded in the Successor period from January 1, 2007 to March 31, 2007 and a $1 million loss for the Predecessor period from January 1, 2006 to March 31, 2006.

Equity in Net Income of Affiliates

Equity in net income of affiliates was $2 million in the Successor period from January 1, 2007 to March 31, 2007 and $2 million in the pro forma Predecessor period from January 1, 2006 to March 31, 2006.

Other (Expense)/Income, net

Other expense for the Successor period from January 1, 2007 to March 31, 2007 was $2 million and income of $10 million for the pro forma Predecessor period from January 1, 2006 to March 31, 2006. The variance is due to the recognition in 2006 of the fair value adjustment of the unsubordinated convertible bond that was redeemed in August 2006.

(Loss)/Income from Continuing Operations before Income Taxes and Minority Interests

Loss from continuing operations before income taxes and minority interest was $87 million for the Successor period January 1, 2007 to March 31, 2007 and income of $12 million for the Predecessor period January 1, 2006 to March 31, 2006. On a pro forma basis, the loss was $93 million for the Predecessor period from January 1, 2006 to March 31, 2006. The pro forma variance primarily reflects improved operating performance, partially offset by the restructuring expenses related to the Transformation Initiative (as defined below), increased share option expense, and the incremental compensation charges related to new compensation arrangements for certain executives.

Benefit/(Provision) for Income Taxes

Nielsen operates in more than 100 countries around the world and its earnings are taxed at the applicable income tax rate in each of these countries.

The effective tax rate for the three months ended March 31, 2007 (Successor period) and 2006 (Predecessor period) was 14.4% (benefit) and 162.5% (expense) respectively.

The effective tax rate for the three months ended March 31, 2007 is lower than the Dutch statutory rate as a result of the valuation allowance on foreign tax credits. The effective tax rate for the three month period ended March 31, 2006 was higher than the Dutch statutory rate primarily due to the low tax benefit on the transaction costs related to the Valcon Acquisition.

We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), on January 1, 2007. As a result of the implementation of FIN 48, we recognized a decrease of $5 million in the liability for unrecognized tax benefits, which was accounted for as a decrease to the January 1, 2007 balance of goodwill. Due to the Valcon Acquisition, the decrease in tax benefits will be accounted for as a change to goodwill since the tax benefits relate to periods prior to the acquisition.

As of the date of adoption, our unrecognized tax benefits totaled $119 million. Included in these unrecognized tax benefits are approximately $26 million of uncertain tax positions that, if recognized, would impact the effective tax rate. However, due to the Valcon Acquisition, most of the tax benefits will not affect the annual effective income tax rate since a majority of the tax benefits relate to tax matters originating prior to the Valcon Acquisition.

Estimated interest related to the underpayment of income taxes is classified as a component of tax expense in the condensed consolidated statement of operations. At January 1, 2007, we accrued $8 million for the potential payment of interest. During the three months ended March 31, 2007, we accrued an additional $2 million in potential interest associated with uncertain tax positions. To the extent interest is not assessed with respect to uncertain tax positions, amounts accrued will be reflected as a reduction of the overall income tax provision or goodwill depending on whether the interest was accrued prior to, or subsequent to, the Valcon Acquisition.

We file numerous consolidated and separate U.S. federal income tax returns and combined and separate returns in many state and foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal income tax examinations for 2002 and prior periods. In addition, we have subsidiaries in various states, provinces and countries that are currently under audit for years ranging from 1997 through 2005.

The U.S. Internal Revenue Service commenced examinations of certain of our U.S. federal income tax returns for 2004 in the third quarter of 2006. We are also under corporate examination in the Netherlands for the years 2002-2004. Unrecognized tax benefits associated with the years currently under examination are $30 million as of January 1, 2007. Based on the outcome of these examinations, or as a result of the expiration of statutes of limitations in specific jurisdictions, it is reasonably possible that the related unrecognized benefits for tax positions taken regarding previously filed tax returns will materially change from those recorded as liabilities for uncertain tax positions at January 1, 2007. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. We anticipate that several of these audits may be finalized in the foreseeable future; however, we do not believe that the outcome of any examination will have a material impact on our statement of operations. There have been no significant changes to the status of these examinations during the three months ended March 31, 2007.

Results of Operations—Pro Forma 2006, Successor (from May 24, 2006 to December 31, 2006) and Predecessor (from January 1, 2006 to May 23, 2006) periods, and Years Ended December 31, 2005 and 2004

The following table sets forth, for the periods indicated, the amounts included in our Consolidated Statements of Operations:

	Unaudited Pro Forma(1)	Successor	Predecessor
(IN MILLIONS)	Year ended December 31, 2006	Period from May 24, 2006 through December 31, 2006	Period from January 1, 2006 through May 23, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Revenues	$4,174	$2,548	$1,626	$4,059	$3,814
Cost of revenues, exclusive of depreciation and amortization	1,989	1,202	787	1,904	1,772
Selling, general and administrative expenses exclusive of depreciation and amortization	1,460	912	554	1,464	1,321
Depreciation and amortization	438	257	126	312	297
Goodwill impairment charges	—	—	—	—	135
Transaction costs	—	—	95	—	—
Restructuring costs	75	68	7	6	36

Operating income	212	109	57	373	253

Interest income	14	11	8	21	16
Interest expense	(654)	(372)	(48)	(130)	(140)
(Loss)/gain on derivative instruments	(4)	5	(9)	13	178
(Loss)/gain on early extinguishment of debt	(5)	(65)	—	(102)	1
Foreign currency exchange transaction (loss)/gain, net	(74)	(71)	(3)	11	(2)
Equity in net income of affiliates	12	6	6	9	7
Other income/(expense), net	7	(7)	14	8	5

(Loss)/income from continuing operations before income taxes and minority interests	(492)	(384)	25	203	318
Benefit/(provision) for income taxes	115	105	(39)	(31)	(45)
Minority interests	—	—	—	—	5

(Loss)/income from continuing operations	$(377)	$(279)	$(14)	$172	$278

(1)	The unaudited pro forma presentation for 2006 reflects the sum of the results for the Successor period from May 24, 2006 to December 31, 2006 following the Valcon Acquisition and the Predecessor period from January 1, 2006 to May 23, 2006 preceding the Valcon Acquisition. The 2006 pro forma results are adjusted to reflect the pro forma effect of the Valcon Acquisition and its related financing as if it had occurred on January 1, 2006. Pro forma adjustments include: increased interest expense/(income) ($239 million), reversal of transaction costs directly related to the Valcon Acquisition ($95 million), fees associated with extinguishment of bridge financing ($60 million), increased amortization related to purchase price allocation ($55 million), decreased selling, general and administrative expenses ($6 million) consisting of decreased pension costs related to the Valcon Acquisition ($10 million) and increased sponsor fees ($4 million), and the related income tax effects.

The pro forma basis amounts for the twelve months ended December 31, 2006 are compared to the twelve months ended December 31, 2005 on a historical basis.

The following table sets forth, for the periods indicated, certain supplemental revenue data:

	Unaudited Pro Forma	Successor	Predecessor
(IN MILLIONS)	Year ended December 31, 2006	Period from May 24, 2006 through December 31, 2006	Period from January 1, 2006 through May 23, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Revenues by segment
Consumer Services	$2,370	$1,465	$905	$2,359	$2,224
Media	1,326	819	507	1,213	1,112
Business Media	482	266	216	490	479
Corporate	(4)	(2)	(2)	(3)	(1)

Total	$4,174	$2,548	$1,626	$4,059	$3,814

Consumer Services revenues by service
Retail Measurement Services	$1,609	$1,005	$604	$1,544	$1,474
Consumer Panel Services	197	124	73	190	168
Customized Research Services	242	153	89	235	213
Other Services	412	273	139	390	369
Deferred Revenue Adjustment	(90)	(90)	—	—	—

Total	$2,370	$1,465	$905	$2,359	$2,224

Media revenues by division
Media	$1,093	$673	$420	$986	$898
Entertainment	153	95	58	160	154
Internet Measurement	80	51	29	67	60

Total	$1,326	$819	$507	$1,213	$1,112

Revenues by geography
United States	$2,430	$1,468	$962	$2,343	$2,190
Other Americas	382	237	145	329	278
The Netherlands	34	22	12	33	63
Other Europe, Middle East & Africa	944	580	364	978	921
Asia Pacific	384	241	143	376	362

Total	$4,174	$2,548	$1,626	$4,059	$3,814

	Unaudited Pro Forma	Successor	Predecessor
	Year ended December 31, 2006	Period from May 24, 2006 through December 31, 2006	Period from January 1, 2006 through May 23, 2006	Year ended December 31, 2005	Year ended December 31, 2004
(% of Revenue)
Revenues by segment
Consumer Services	57%	57%	56%	58%	58%
Media	32%	32%	31%	30%	29%
Business Media	11%	11%	13%	12%	13%

Total Nielsen	100%	100%	100%	100%	100%

Consumer Services revenues by service
Retail Measurement Services	38%	39%	37%	38%	39%
Consumer Panel Services	5%	5%	5%	5%	4%
Customized Research Services	6%	6%	5%	6%	5%
Other Services	10%	11%	9%	9%	10%
Deferred Revenue Adjustment	(2)%	(4)%	—	—	—

Total Consumer Services	57%	57%	56%	58%	58%

Media revenues by division
Media	26%	26%	26%	24%	23%
Entertainment	4%	4%	4%	4%	4%
Internet Measurement	2%	2%	1%	2%	2%

Total Media	32%	32%	31%	30%	29%

Business Media	11%	11%	13%	12%	13%

The following table sets forth certain 2006 supplemental revenue growth data, on a pro forma basis, with and without the deferred revenue adjustment. The deferred revenue adjustment of $90 million referred to below resulted from the preliminary purchase price allocation. In order to determine the percentage change in items on a constant currency basis, we adjust these items to remove the positive and negative impacts of foreign exchange.

	Unaudited Pro Forma revenue for Year Ended December 31, 2006
(IN MILLIONS)	Pro Forma Revenue Excluding Deferred Revenue Adjustment	Deferred Revenue Adjustment	Unaudited Pro forma Total Revenue

Revenue
Consumer Services	$2,460	$(90)	$2,370
Media	1,326	—	1,326
Business Media	482	—	482
Corporate	(4)		(4)

Total Nielsen	$4,264	$(90)	$4,174

Revenue growth
Consumer Services	4.3%	(3.8)%	0.5%
Media	9.4%	—	9.4%
Business Media	(1.6)%	—	(1.6)%
Total Nielsen	5.1%	(2.2)%	2.9%
Revenue growth, constant currency
Consumer Services	4.5%	(3.8)%	0.7%
Media	9.4%	—	9.4%
Business Media	(1.8)%	—	(1.8)%
Total Nielsen	5.2%	(2.2)%	3.0%

Year ended December 31, 2006 compared to the year ended December 31, 2005

When comparing Nielsen’s results for the pro forma year ended December 31, 2006 with those of the year ended December 31, 2005, the following should be noted:

Items Affecting Operating Income for the Year Ended December 31, 2006

•	Nielsen’s consolidated financial statements for the year ended December 31, 2006 reflect the effect of foreign currency exchange rates on operations and several acquisitions.

•

Nielsen recorded a $90 million purchase price adjustment to deferred revenue resulting from the purchase accounting for the Valcon Acquisition that reduced revenue at Consumer Services in the Successor period from May 24, 2006 to December 31, 2006.

•	Nielsen incurred $75 million of restructuring expenses.

•	Nielsen recorded $108 million of increased amortization of intangible assets and other assets in 2006 related to certain purchase price adjustments from the Valcon Acquisition.

•	Nielsen incurred approximately $53 million in one-time payments in connection with compensation agreements for certain corporate executives.

Items Affecting Operating Income for the Year Ended December 31, 2005

•

In 2005, Nielsen settled antitrust litigation with Information Resources, Inc. (“IRI”). The antitrust litigation brought more than ten years ago by IRI against ACNielsen, Dun & Bradstreet and IMS Health, was settled and paid by us on February 16, 2006 for $55 million.

•	In 2005, Nielsen terminated its agreement to merge with IMS Health. A charge of $36 million was recorded related to the failed deal costs of the merger.

•	Nielsen realized $17 million in gains from divesting an equity investment, the sale of certain publications and real estate.

•	Consumer Services recognized $6 million in Project Atlas (as described under “—Restructuring Costs”) restructuring charges.

Revenues

Nielsen Consolidated. Revenues were $2,548 million for the Successor period from May 24, 2006 to December 31, 2006 and $1,626 million for the Predecessor period from January 1, 2006 to May 23, 2006, an overall increase of 2.9% versus $4,059 million for the twelve months ended December 31, 2005. When assessing Nielsen’s financial results, we focus on growth in revenue excluding the effect of the purchase price deferred revenue adjustment from the Valcon Acquisition. Excluding the $90 million deferred revenue adjustment for Consumer Services and the foreign exchange impact of less than 0.1%, Nielsen’s revenues on a constant currency basis increased 5.2%. Constant currency revenue increased 4.5% at Consumer Services, 9.4% at Media, partly offset by a 1.8% decrease at Business Media.

Consumer Services. Revenues for the Successor period from May 24, 2006 to December 31, 2006 were $1,465 million and $905 million for the Predecessor period from January 1, 2006 to May 23, 2006. Excluding the $90 million deferred revenue adjustments, revenue for Consumer Services increased to $2,460 million for the pro forma year ended December 31, 2006 from $2,359 million for the twelve months ended December 31, 2005. Excluding a 0.2% negative impact of foreign exchange and the deferred revenue adjustment, constant currency revenues increased 4.5%. The increase in constant currency is primarily attributable to 4.1% growth in Retail Measurement Services primarily due to growth in Latin America (Brazil, Mexico and Colombia, as well as the Datos acquisition in Venezuela), Emerging Markets (geographic expansion in Russia and growth in Turkey), Asia Pacific (geographical expansion in China and growth in India), Canada (launch of Tobacco Index and higher key account service sales) and the Beverage Data Networks (BDN) and Decisions Made Easy (DME) acquisitions, partially offset by pricing compression in the U.S. and Europe.

Media. Revenues for the Successor period from May 24, 2006 to December 31, 2006 were $819 million and $507 million for the Predecessor period from January 1, 2006 to May 23, 2006. Revenues for Media increased to $1,326 million for the pro forma year ended December 31, 2006 from $1,213 million for the year ended December 31, 2005. Foreign exchange had no impact on revenues. Constant currency revenues increased 9.4% with this increase primarily attributable to an 8.6% increase in the Media division, and the positive impact of acquisitions which contributed $14 million, and a revenue increase at Internet Measurement, due in part from patent licensing revenue, partly offset by a 4.3% revenue decline in the Entertainment division.

Media’s revenue increase was primarily attributable to continued demand for television audience measurement services in the U.S., resulting in a 10.8% revenue increase. Growth in the U.S. was due to price increases, the National People Meter (“NPM”) expansion, the impact of the Local People Meter (“LPM”) rollout in Washington, D.C. and Philadelphia in 2005, the launch of Dallas, Detroit and Atlanta in 2006 and new clients. Nielsen Media Research International’s growth is primarily attributable to the acquisition of an advertising information service business in the Netherlands.

Business Media. Revenues for the Successor period from May 24, 2006 to December 31, 2006 were $266 million and $216 million for the Predecessor period from January 1, 2006 to May 23, 2006. Revenues for Business Media decreased to $482 million for the pro forma year ended December 31, 2006 from $490 million for the twelve months ended December 31, 2005, or 1.6%. The trade show business experienced 3.5% growth due to growth of several major shows combined with the impact of two biennial shows, offset by a 5.3% decrease at Business Publications reflecting continued weakness in advertising revenue and the sale of certain publications.

Cost of Revenues, Exclusive of Depreciation and Amortization

Cost of revenues was $1,202 million for the Successor period from May 24, 2006 to December 31, 2006 and $787 million for the Predecessor period from January 1, 2006 to May 23, 2006, an increase of $85 million or 4.5% versus $1,904 million for the twelve months ended December 31, 2005. Excluding the favorable 0.4% impact of foreign exchange, cost of revenues would have increased by 4.9%. Constant currency cost of revenues increased primarily from a 5.8% increase at Consumer Services and a 6.3% increase at Media, which was partly offset by a reduction in costs at Business Media of 4.6%.

The 5.8% increase in constant currency cost of revenue at Consumer Services was due to overall Consumer Services revenue growth combined with higher data collection, retailer cooperation and processing costs associated with our new Tobacco category in Canada, geographic expansion in Russia and China, service enhancement in Japan as well as the impact of acquisitions.

Media constant currency cost of revenues increased 6.3%, primarily from an increase in costs in Media in the U.S and the impact from the acquisition of Nielsen BuzzMetrics in March 2006. The increased costs were due to the expansion of LPM and NPM in the U.S., primarily from higher personnel costs, increased software maintenance and increased support costs, slightly offset by the 8.8% constant currency expense reduction in NMR International due to the establishment of the AGB Nielsen Media Research joint venture in 2005 and headcount reductions.

Business Media constant currency cost of revenues decreased 4.6% due to a reduction in costs as a result of Business Publications decreased number of advertising and editorial pages, efficiency initiatives and a decrease in trade show promotional and rental expense due to cost containment measures.

Selling, General and Administrative Expenses, Exclusive of Depreciation and Amortization

Selling, general and administrative expenses were $912 million for the Successor period from May 24, 2006 to December 31, 2006 and $554 million for the Predecessor period from January 1, 2006 to May 23, 2006 versus $1,464 million for the twelve months ended December 31, 2005. Pro forma assumes the Valcon Acquisition occurred on January 1, 2006. Excluding the less than 0.1% foreign exchange impact, pro forma selling, general and administrative expense for the year ended December 31, 2006 would have been $1,460 million, a slight decrease of 0.2% versus the year ending December 31, 2005. An increase in constant currency pro forma selling, general and administrative expenses at Media (7.1%) was offset by lower costs at Business Media (2.8%) and lower corporate expense in 2006 due to the impact of the IMS Health deal costs and IRI settlement costs incurred in 2005. Consumer Services’ 2006 constant currency pro forma selling, general and administrative expenses were flat with 2005.

The constant currency pro forma selling, general and administrative increases at Consumer Services resulting from higher client sales and service, continued expansions in Emerging Markets, Asia Pacific and AAC as well as the impact of new acquisitions were largely offset by productivity increases in Europe, in the U.S., Transformation Initiative (as defined below) savings and Project Atlas restructuring charges in 2005.

Media constant currency pro forma selling, general and administrative costs increased 7.1% due to $11 million in gains in 2005 from the sale of an equity investment and the sale of a building, higher personnel costs in the U.S. in 2006, and acquisitions in 2006, partly offset by lower costs due to the establishment of the AGB Nielsen Media Research joint venture in late 2005 and headcount reductions.

Business Media constant currency costs were down 2.8% primarily due to the impact of lower publication revenues and reduced overhead expense.

Depreciation and Amortization

Depreciation and amortization was $257 million for the Successor period from May 24, 2006 to December 31, 2006 and $126 million for the Predecessor period from January 1, 2006 to May 23, 2006 versus

$312 million for the twelve months ended December 31, 2005. Assuming the Valcon Acquisition occurred on January 1, 2006, pro forma depreciation and amortization for the pro forma year ended December 31, 2006 would have been $438 million, a 40.3% increase over the prior year. Excluding the 0.3% favorable impact of foreign exchange, pro forma depreciation and amortization would have increased 40.6%. The increase was primarily due to $108 million of increased amortization of intangible assets and other assets in 2006 related to certain purchase price adjustments from the Valcon Acquisition and a 16.3% expense growth at NMR U.S. in Media due primarily from the continued rollout of the LPM and new Active/Passive Meters.

Transaction Costs

On March 8, 2006, Nielsen and Valcon announced the tender offer by Valcon to acquire all outstanding Nielsen shares. In November 2005, in connection with the agreement on the termination of the planned merger of Nielsen and IMS Health, Nielsen agreed to pay $45 million to IMS Health should Nielsen be acquired within 12 months following the termination of the merger. Due to the consummation of the Valcon Acquisition on May 24, 2006, Nielsen incurred $95 million of acquisition related expense during the Predecessor period of January 1, 2006 to May 23, 2006, including the $45 million payment to IMS Health and $41 million for advisory services. These transaction costs are excluded from the pro forma consolidated statements of operations.

Restructuring Costs

Nielsen’s restructuring costs reflect estimates and we reassess the requirements for completing each individual plan under Nielsen restructuring programs at least bi-annually. As discussed in Note 9 to the consolidated financial statements “Restructuring Activities,” we had four major active restructuring plans during the years 2003 through 2006: Transformation Initiative, Corporate Headquarters Restructuring, Consumer Services Europe Restructuring, and Project Atlas Restructuring.

Transformation Initiative. In November 2005 and December 2006, Nielsen announced its intention to expand current cost-saving programs to all areas of Nielsen’s operations worldwide. Nielsen further announced strategic changes as part of a major corporate transformation initiative (“The Transformation Initiative”). This Transformation Initiative is designed to make Nielsen a more successful and efficient enterprise. As such, Nielsen is in the process of reducing costs by streamlining corporate functions, centralizing certain operational and information technology functions, leveraging global procurement, consolidating real estate, and expanding the outsourcing or offshoring of certain other operational and production processes.

Nielsen incurred $67 million in severance and consulting fees during the Successor period from May 24, 2006 to December 31, 2006, and $6 million during the Predecessor period from January 1, 2006 to May 23, 2006. Charges for severance benefits of $48 million during the period from May 24, 2006 to December 31, 2006 relate to outsourcing of operational and back office activities, primarily in Europe and the United States, and rationalizing corporate functions, and will result in headcount reduction of approximately 700 employees. Charges for consulting relate to performance improvement initiatives and are expensed as incurred. The charges for actions taken during 2006 are expected to be settled in cash, primarily during 2007. Additional Transformation Initiative costs are expected to approximate $175 million over 2007 and 2008 related to future projects under this initiative, and will also consist of cash charges. Most of the job eliminations will come from non-client facing activities. We believe we can implement the above cost initiatives by the end of 2008, which we estimate will result in a targeted $125 million of annual run rate cost savings.

Corporate Headquarters. In 2004, Nielsen initiated a restructuring plan in conjunction with the relocation of a portion of the Corporate Headquarters from Haarlem in the Netherlands to New York in the U.S. The relocation is due to changes in Nielsen’s business portfolio (including the sale of Directories) and the fact the majority of Nielsen’s operations are now managed from New York. This plan resulted in a headcount reduction of approximately 40 employees in Haarlem. The 2004 charge of $12 million consisted primarily of severance benefits. Cash payments related to this plan were $2 million in the Successor period from May 24, 2006 to

December 31, 2006 and $1 million in the Predecessor period from January 1, 2006 to May 23, 2006, $6 million for the twelve months ended December 31, 2005, and are expected to be $2 million thereafter.

Consumer Services Europe. In December 2004, we initiated a restructuring plan within Consumer Services to improve the competitiveness of the European retail measurement business. The 2004 charge of $14 million was entirely for severance benefits associated with headcount reductions of 81 employees in Europe. Cash outlays related to this plan totaled $2 million in the Successor period from May 24, 2006 to December 31, 2006, $2 million in the Predecessor period from January 1, 2006 to May 23, 2006, and $9 million for the twelve months ended December 31, 2005. The Consumer Services Europe restructuring plan has generated savings of $6 million in 2006 and is expected to generate similar savings going forward.

Project Atlas. In December 2003, we launched Project Atlas, a multi-year business improvement program in Consumer Services. This program was designed to enable Consumer Services to better meet client needs, improve operational efficiency, accelerate revenue growth through the introduction of new products and services and increase operating margins. Primarily concentrated in Consumer Services’ North American operations, Project Atlas activities are expected to streamline key operational processes to enhance quality and lower production costs, create a more streamlined and state-of-the-art technology platform and use global purchasing power to achieve cost efficiencies.

Project Atlas charges of $6 million in 2005, and $10 million in 2004, were entirely for severance benefits. Through December 31, 2006 headcount has been reduced by approximately 600 in connection with Project Atlas. Cash outlays related to this plan totaled $4 million in the Successor period from May 24, 2006 to December 31, 2006, $2 million in the Predecessor period from January 1, 2006 to May 23, 2006 and $11 million and $12 million for the years ended December 31, 2005, and 2004, respectively.

The above estimate of cost savings is based on Nielsen’s good faith estimate, but the actual amount of cost savings we achieve in the aggregate may be greater or less than the estimate set forth above. We may not realize the anticipated cost savings related to Transformation Initiative pursuant to the anticipated timetable or at all. In connection with all of the restructuring actions discussed above, severance benefits were computed pursuant to the terms of local statutory minimum requirements in labor contracts or similar employment agreements.

Operating Income

Operating income for the Successor period from May 24, 2006 to December 31, 2006 was $109 million and $57 million for the Predecessor period from January 1, 2006 to May 23, 2006. As a result of the factors discussed above, pro forma operating income for the period ended December 31, 2006 was $212 million versus $373 million for the period ended December 31, 2005. Excluding a 0.6% positive impact of foreign exchange, pro forma operating income decreased 43.8%. On a pro forma basis and excluding the above items from the respective 2006 and 2005 operating results, Nielsen’s 2006 constant currency pro forma operating income increased 17.5% versus prior year. Excluding the items listed above, constant currency pro forma operating income increased 19.6% at Consumer Services, 24.6% at Media and 10.1% at Business Media.

Interest Income and Expense

Interest income was $11 million for the Successor period from May 24, 2006 to December 31, 2006 and $8 million for the Predecessor period from January 1, 2006 to May 23, 2006. On a pro forma basis, interest income decreased by $7 million to $14 million in 2006 versus $21 million in 2005 due to lower cash balances for 2006 versus 2005. Interest expense was $372 million for the Successor period from May 24, 2006 to December 31, 2006 and $48 million for the Predecessor period from January 1, 2006 to May 23, 2006. On a pro forma basis, interest expense increased to $654 million for the pro forma year ended December 31, 2006 from $130 million for the year ended December 31, 2005. The increase in interest expense was related to the financing of the Valcon Acquisition. See “—Liquidity and Capital Resources.”

Gain/(Loss) on Derivative Instruments

The gain on derivative instruments of $5 million for the Successor period from May 24, 2006 to December 31, 2006 was offset by a loss of $9 million for the Predecessor period from January 1, 2006 to May 23, 2006, resulting in an overall pro forma net loss of $4 million versus $13 million gain for the year ended December 31, 2005. The decrease resulted from an unfavorable currency movement versus the prior period.

Loss on Early Extinguishment of Debt

A $65 million loss on early extinguishment of debt was recorded in the Successor period from May 24, 2006 to December 31, 2006, a decrease from the $102 million loss for the twelve months ended December 31, 2005. There were no gains or losses in the Predecessor period from January 1, 2006 to May 23, 2006. The 2005 loss represents the loss on the debt buy back in the first quarter of 2005 from the proceeds from the sale of the Directories divestiture in 2004. The 2006 loss resulted from the write-off of deferred financing costs related to the repayment of the senior secured bridge facility at Valcon (entered into to complete the Valcon Acquisition and subsequently repaid in August) and the debt refinancing in August that replaced the senior secured bridge facility. The 2006 loss reflects $60 million relating to the settlement of the senior secured bridge facility which is excluded from the pro forma consolidated statement of operations.

Foreign Currency Exchange Transaction (Loss)/Gain

Foreign currency exchange resulted in a $71 million loss recorded in the Successor period from May 24, 2006 to December 31, 2006 and a $3 million loss for the Predecessor period from January 1, 2006 to May 23, 2006 versus a foreign currency exchange gain of $11 million for the year ended December 31, 2005. The 2006 loss was due to short-term intercompany loans and currency exchange on Euro denominated debt in the U.S.

Equity in Net Income of Affiliates

Equity in net income of affiliates was $6 million in the Successor period from May 24, 2006 to December 31, 2006 and $6 million in the Predecessor period from January 1, 2006 to May 23, 2006 versus $9 million for the year ended December 31, 2005.

Other (Expense)/Income, net

Other expense for the Successor period from May 24, 2006 to December 31, 2006 was $7 million and income of $14 million for the Predecessor period from January 1, 2006 to May 23, 2006 versus $8 million income for the twelve months ended December 31, 2005.

(Loss)/Income from Continuing Operations before Income Taxes and Minority Interests

Loss from continuing operations before income taxes and minority interest was $384 million for the Successor period from May 24, 2006 to December 31, 2006 and income of $25 million for the Predecessor period from January 1, 2006 to May 23, 2006. On a pro forma basis, the loss was $492 million for 2006 versus income of $203 million for the year ended December 31, 2005.

The pro forma variance primarily reflects the higher interest expense on higher borrowings, the deferred revenue adjustment in Consumer Services, the restructuring expenses related to the Transformation Initiative, the incremental compensation charges related to new compensation arrangements to certain executives, and increased amortization of intangible assets and other assets related to certain purchase price adjustments from the Valcon Acquisition, partly offset by improved operating performance.

Benefit/(Provision) for Income Taxes

We operate in more than 100 countries around the world and our earnings are taxed at the applicable income tax rate in each of these countries.

Pro forma income taxes reflect the tax effect of the pro forma adjustments on a consolidated company basis. The tax benefits were based on the statutory tax rates in the jurisdictions related to the adjustments, taking into consideration the non-deductible nature of certain expenses.

Income taxes, expressed as a percentage of income from continuing operations before income taxes, equity in net income of affiliates and minority interests (effective tax rate) were a benefit of 26.9% for the Successor period May 24, 2006 to December 31, 2006, 205.3% for the Predecessor period January 1, 2006 to May 23, 2006 and 16.0% in 2005.

The total effective tax rate for the Successor period was lower than the Dutch statutory rate primarily due to the lack of income tax benefit on the one-time interest expense related to the Valcon senior secured bridge facility. The rate in the 2006 Successor period was also influenced by changes in estimates related to global tax contingencies.

The total effective tax rate for the 2006 Predecessor period was higher than the Dutch statutory tax rate primarily due to the low tax benefit under the favorable tax regime in the Netherlands on certain of the transaction costs related to the Valcon Acquisition and payments to IMS Health (see Note 16 to the consolidated financial statements). The Predecessor effective tax rate in all periods is also influenced by losses in jurisdictions where no tax benefit was recognized due to increases in valuation allowances.

The 2005 total effective tax rate was impacted by the release of provisions for certain income tax exposures as a result of the completion of a tax audit in the Netherlands resulting in a settlement of certain items affecting the years 2000 through 2006. These issues were primarily related to the Dutch taxation of Nielsen’s financing activities. Furthermore, Nielsen reduced the provision for other income tax exposures related to transfer-pricing issues based on the expiration of various jurisdictional statutes of limitation and the successful defense of the inter-company charges in tax audits in several jurisdictions. The effective tax rate was also influenced by releases of valuation allowances on deferred tax assets, as several jurisdictions were able to demonstrate the ability to realize these assets, and by other favorable adjustments related to the finalization of the Dutch income tax returns. Finally, the 2005 rate was adversely impacted by the lower tax benefit related to the favorable Dutch tax regime on the loss on the repurchase of debt in 2005.

Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where Nielsen has lower statutory rates and higher than anticipated in countries where Nielsen has higher statutory rates, by changes in the valuation of Nielsen’s deferred tax assets, or by changes in tax laws, regulations, accounting principles, or interpretations thereof.

Discontinued Operations

Loss from discontinued operations after tax was $17 million for the Successor period from May 24, 2006 to December 31, 2006 and no gain or loss for the Predecessor period from January 1, 2006 to May 23, 2006 versus $7 million of income for the twelve months ended December 31, 2005. The 2006 result relates to the loss in Nielsen’s BME business.

Results of Operations—Years Ended December 31, 2005 and December 31, 2004

The following table sets forth 2005 supplemental revenue growth data, on both a reported and constant currency basis. In order to determine the percentage change in items on a constant currency basis, we adjust these items to remove the positive and negative effects of foreign exchange. All percentages are calculated using actual amounts.

	Predecessor
(IN MILLIONS)	2005 Revenue	2004 Revenue
Revenue, as reported
Consumer Services	$2,359	$2,224
Media	1,213	1,112
Business Media	490	479
Corporate	(3)	(1)

Total Nielsen	$4,059	$3,814

	Predecessor
	Constant Currency 2005 vs. 2004	Reported 2005 vs. 2004
Revenue growth
Consumer Services	3.4%	6.1%
Media	8.7%	9.0%
Business Media	1.9%	2.2%
Total Nielsen	4.7%	6.4%

Year ended December 31, 2005 compared to the year ended December 31, 2004

When comparing Nielsen’s results for the year ended December 31, 2005 with those of the year ended December 31, 2004, the following should be noted:

Items Affecting Operating Income for the year ended December 31, 2005

•	Nielsen’s consolidated financial statements for the year ended December 31, 2005 reflect the effect of foreign currency exchange rates on operations and several acquisitions.

•	In 2005, Nielsen settled antitrust litigation with IRI. The antitrust litigation was settled and paid by Nielsen on February 16, 2006 for $55 million.

•	In 2005, Nielsen terminated its agreement to merge with IMS Health. A charge of $36 million was recorded related to the failed deal costs of the merger.

•	Nielsen realized $17 million in gains from divesting an equity investment, the sale of certain publications and real estate.

•	Consumer Services incurred $6 million in Project Atlas restructuring charges.

Items Affecting Operating Income for the year ended December 31, 2004

•	Nielsen’s consolidated financial statements for the year ended December 31, 2004 reflect the effect of foreign currency exchange rates on operations and several acquisitions.

•	During 2004, Nielsen recorded an impairment charge of $135 million to reduce the carrying value of goodwill in the Entertainment reporting unit within Media.

•	Nielsen incurred $36 million in restructuring costs.

•	Nielsen reversed a $17 million accrual for a New York sublease.

•	Nielsen realized $8 million from the gain on sale of subsidiaries and real estate.

Revenues

Nielsen Consolidated. Revenues increased 6.4% to $4,059 million in 2005 from $3,814 million in 2004. Excluding a 1.7% positive impact of foreign exchange, primarily related to the weakening of the U.S. dollar versus the Euro, revenues on a constant currency basis increased 4.7%. Constant currency revenue grew at all three businesses, Consumer Services by 3.4%, Media by 8.7% and Business Media by 1.9%.

Consumer Services. Revenues for Consumer Services increased 6.1% to $2,359 million in 2005 from $2,224 million in 2004. Excluding a positive impact of foreign exchange of 2.7%, revenue would have increased 3.4%. The increase was attributable to growth in all of the product lines, primarily Retail Measurement Services, and to a lesser extent Consumer Panel Services and Customized Research Services. Retail Measurement Services increased 1.9% in constant currency due to increased sales of key account data, increased category and channel penetration and increased coverage, primarily in Latin America and Emerging Markets. Consumer Panel Services revenue increased 10.4% in constant currency, primarily from growth in MegaPanel, the consumer direct service and ad hoc custom projects. Customized Research Services increased 7.4% in constant currency due primarily to the growth in most markets in Asia Pacific and increased penetration of proprietary products in emerging markets. Advisory services increased 4.0% in constant currency mostly driven by BASES’ international markets, especially Asia Pacific and Canada.

Media. Revenues for Media increased 9.0% to $1,213 million in 2005 from $1,112 million in 2004. Excluding a positive foreign currency impact, constant currency revenue would have increased by 8.7%. The increase in constant currency revenue was primarily due to 9.3% growth in Media, and to a lesser extent, a 13.3% increase in Internet Measurement and a 4.2% increase at Entertainment.

Media’s constant currency increase was due to steady demand for Nielsen Media Research’s television audience measurement services in the U.S., with a 12.9% increase, partly offset by a 14.3% decrease outside of the U.S. Growth in the U.S. was due to price increases, 90% completion of the expansion of the NPM sample, the full year impact of the four markets launched in 2004 and two new markets launched in 2005, from the continued implementation of the LPM technology and the addition of new clients and business. The decrease in Nielsen Media Research’s revenue outside of the U.S. was due to the establishment of the AGB Nielsen Media Research joint venture by AGB and Nielsen Media Research International. The joint venture’s results were recorded in equity in net income of affiliates from March 2005.

Constant currency revenue grew 13.3% for Nielsen//NetRatings (approximately 60% ownership pending merger to complete 100% ownership). The increase in revenue was primarily due to new business sales of products and services based on Nielsen//NetRatings’ MegaPanel, the launch of new product offerings, and price increases for existing products and services.

Nielsen Entertainment’s revenue increased 4.2% on a constant currency basis, primarily due to syndicated and custom analysis product offerings in entertainment consulting services and measurement businesses for film, home entertainment, music, book and video game industries. The increase was also due to the full year impact of the acquisition of the remaining approximately 50% interest in Music Control Europe (Aircheck) in 2004, new product development, process reengineering and strategic alliances.

Business Media. Revenues for Business Media increased 2.2%, to $490 million in 2005 from $479 million in 2004. Excluding the slightly positive impact of foreign exchange, constant currency revenue increased 1.9%. The constant currency increase was due primarily to a 9.8% growth in trade show business partly offset by a 3.0% decrease in Business Publications.

The trade show business increased in constant currency due to improved product offerings, realignment and growth at existing shows, and the launch of new events in 2005. Net square feet of floor space used and attendance at events in 2005 increased from the prior year. Ten new trade shows were launched in 2005 versus seven in 2004. Three shows were cancelled in 2005 and one was cancelled in 2004.

Nielsen’s Business Publications revenue in the U.S. decreased 3.0% from the prior year in constant currency, due to lost revenue from seven divested titles, and lower advertising related revenues from Nielsen’s other titles.

Cost of Revenues, Exclusive of Depreciation and Amortization

Cost of revenues increased to $1,904 million in 2005, from $1,772 million in 2004, an increase of 7.4%. Excluding the 2.0% increase from foreign exchange, cost of revenues would have increased 5.4%. Constant currency cost of revenues increased at Consumer Services by 5.3%, Media by 6.6%, and at Business Media of 2.5%.

Cost of revenues in constant currency increased at Consumer Services 5.3% due to higher data collection and processing costs, the roll-out of the new factory in Europe, increased retailer cooperation expenses due to channel and geographic expansion, and higher pension costs in Europe. This increase in constant currency was partly offset by lower outsourced data processing costs, decreased data collection costs resulting from the higher penetration of e-panel at BASES.

Media constant currency cost of revenues increased 6.6% primarily due to the costs associated with the corresponding growth in revenue, partly offset by savings in Entertainment and Internet. In Media, costs increased due to expansion of the LPM and NPM in the U.S., primarily from staffing, commission, pre-development software costs and maintenance expenses, partly offset by lower costs in International due to the 2005 formation of the AGB Nielsen Media Research joint venture. The 5.0% decrease in Entertainment in constant currency costs was due primarily to personnel and monitoring cost savings at Music, and to lower intercept costs and savings due to a change in the product revenue mix at Film and Home Entertainment. The decrease in costs at Internet was primarily due to lower overall panel recruitment costs, the elimination of the Hispanic panel in the third quarter of 2004, partly offset by expansion of the scope of information for MegaPanel and additional expenses related to certain custom research projects.

Business Media constant currency cost of revenues increased 2.5% as a result of ten new shows and the continued growth at many of the existing shows at trade shows in 2005, partly offset by a reduction of manufacturing costs at Business Publications due to lower revenues.

Selling, General and Administrative Expenses, Exclusive of Depreciation and Amortization

Selling, general and administrative costs increased to $1,464 million in 2005, from $1,321 million in 2004, an increase of 10.7%. Excluding the 1.5% decrease from foreign exchange, selling, general and administrative costs would have increased 9.2%. The increase in constant currency was primarily due to higher costs at corporate and 1.2% at Consumer Services, and 2.4% at Media, offset by a decrease in Business Media of 4.5%.

Corporate and other costs increased from 2004 primarily due to the settlement of the antitrust litigation with IRI and payment of the IMS Health deal costs for the failed acquisition in 2005. The antitrust litigation brought on more than 10 years ago by IRI, against ACNielsen, Dun & Bradstreet and IMS Health, was settled and paid by Nielsen on February 16, 2006. A charge of $55 million was taken to expense in 2005. During 2005, Nielsen was in merger negotiations with IMS Health. In 2005, Nielsen terminated its agreement to merge with IMS Health. Nielsen incurred approximately $36 million in deal costs relating to the IMS Health merger. Corporate costs also increased in 2005, compared with 2004, as 2004 included the reversal of a portion of an accrual for a New York City real estate sub-lease due to the improvement in the real estate market in 2004.

The increase in constant currency of 1.2% at Consumer Services was due to higher client service and sales costs in BASES, Latin America, Emerging Markets and Canada, higher personnel costs in Canada and higher facility costs at BASES. The increase was partly offset primarily from human resources and marketing savings in Europe and to a lesser extent, a reduction of consulting and personnel related costs in the U.S.

Media constant currency costs increased 2.4% primarily due to higher expenses at Internet, Entertainment and Media in the U.S., partly offset by a 20.3% expense reduction at Nielsen Media Research International due to the establishment of the AGB Nielsen Media Research joint venture. Internet costs increased 21.3% due to higher personnel costs for product marketing and analytics in 2005 due to business growth, a severance charge in 2005 and the 2004 impact from the one-time insurance settlement related to patent litigation that reduced Nielsen//NetRatings’ expenses that year. Entertainment costs increased 9.0% resulting from higher costs for the sales group at EDI, and higher personnel costs. Expense grew at Media in the U.S. due to additional consulting costs, higher community/public relations costs and costs to support digital technology, partly offset by reduced legal fees and the sale of MRP in the prior year.

Business Media constant currency costs decreased 4.5%, due to a reduction in headcount of 7.3% at Business Publications.

Depreciation and Amortization

Depreciation and amortization costs increased to $312 million in 2005 from $297 million in 2004, representing an increase of 5.3%. Excluding the 2.6% increase from foreign exchange, expenses would have increased 2.7%. The increase in constant currency was primarily due to higher costs at Media of 4.0% and Consumer Services of 5.2%. The expense variances at Business Media and Corporate were not significant.

Media increases were due to the implementation of the National Expansion and LPM service into two new markets in 2005 and the full year impact of the LPM service in four markets entered into in 2004 and the introduction of Active/Passive meter technology in 2005. The increase in costs at Consumer Services was primarily the result of higher software amortization costs.

Goodwill Impairment Charges

During 2004, Nielsen performed its annual impairment test for goodwill and recorded a non-cash charge of $135 million. This impairment charge reduced the carrying value of goodwill in the Entertainment reporting unit within Media. The charge reflects the impact of increased competition and client consolidation in the film sector and deterioration of the music market resulting from increased piracy, including the illegal duplication of compact discs. This test was also performed in 2005 and no further charges were required.

Operating Income

Operating income for the year ended December 31, 2005 was $373 million, or a 47.8% increase from the $253 million operating income for the year ended December 31, 2004 due to the factors discussed above. Excluding the 2.7% positive impact of foreign exchange, operating income would have increased by 45.1% from 2004 to 2005. Excluding these items and adjusting 2005 and 2004 on a comparable basis, Nielsen’s 2005 constant currency operating income increased 13.1% versus prior year. Excluding the items above, constant currency operating income increased 4.1% at Consumer Services, 24.9% at Media, and 11.1% at Business Media.

Interest Income and Expense

Interest income increased by $5 million, an increase of 31.4%, from 2004 to 2005 due to more favorable cash positions globally that generated higher interest income in 2005, partly offset by a negative impact of foreign exchange. Interest expense decreased 6.9% from 2004 to 2005, as a result of debt reductions at the end of 2004 and throughout 2005.

Gain/(Loss) on Derivative Instruments

Our gain on derivative instruments decreased to $13 million in 2005 from $178 million in 2004. The decline was largely a result of recording changes in the fair value of hedges in equity, as described below.

Nielsen uses derivative instruments principally to manage the risk associated with movements in foreign currency exchange rates and the risk that changes in interest rates will affect the fair value or cash flows of Nielsen’s debt obligations. To qualify for hedge accounting, the hedging relationship must meet several strict conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. As such documentation was not in place as of December 31, 2004, no derivative instruments outstanding qualified for hedge accounting prior to that date.

See Note 1 to the consolidated financial statements “Description of Business and Basis Presentation”, Note 8 to the consolidated financial statements “Derivative Financial Instruments”, and “Quantitative and Qualitative Disclosures about Market Risk” for additional information regarding accounting for derivative instruments.

Loss on Early Extinguishment of Debt

The loss of $102 million in 2005 was due to a debt buy back versus a $1 million gain in 2004. The debt buy back was funded in part by the proceeds of the Directories divestiture in 2004.

Income/(Loss) from Continuing Operations before Income Taxes and Minority Interests

Income from continuing operations before income taxes and minority interests declined to $203 million in 2005 from $318 million in 2004. The decline is mainly due to the reduced derivative gain in 2005 versus 2004 ($165 million), loss on early extinguishment of debt of $102 million and $91 million of increased costs from the settlement of the antitrust agreement with IRI and payment of the IMS Health failed deal costs. This is partially offset by the goodwill impairment charge recorded in 2004 ($135 million), lower 2005 restructuring costs ($30 million) and the year over year improvement in group performance as detailed above.

Benefit/(Provision) for Income Taxes

Income taxes, expressed as a percentage of income from continuing operations before income taxes, equity in net income of affiliates and minority interests (effective tax rate) were 16.0% in 2005 and 14.5% in 2004.

The 2005 total effective tax rate was impacted by the release of provisions for certain income tax exposures as a result of the completion of a tax audit in the Netherlands resulting in a settlement of certain items affecting the years 2000 through 2006. These issues were primarily related to the Dutch taxation of Nielsen’s financing activities. Furthermore, Nielsen reduced the provision for other income tax exposures related to transfer-pricing issues based on the expiration of various jurisdictional statutes of limitation and the successful defense of the inter-company charges in tax audits in several jurisdictions. The effective tax rate was also influenced by releases of valuation allowances on deferred tax assets, as several jurisdictions were able to demonstrate the ability to realize these assets, and by other favorable adjustments related to the finalization of the Dutch income tax returns. Finally, the 2005 rate was adversely impacted by the lower tax benefit related to the favorable Dutch tax regime on the loss on the repurchase of debt in 2005.

The lower total effective tax rate in 2004 is primarily due to a change in the mix of Dutch vs. non-Dutch earnings and to reversals of certain valuation allowances that were no longer required.

Minority Interests

Minority interests decreased from income of $5 million in 2004 to $0 million in 2005 as a result of improved performance and reduction of the loss at Nielsen//NetRatings.

Discontinued Operations

The total of income from discontinued operations, net of tax and gain (loss) on sales of discontinued operations, net of tax, decreased from $845 million in 2004 to $7 million in 2005. See Note 4 to the consolidated financial statements “Business Divestitures”.

Liquidity and Capital Resources

Overview

Since the Valcon Acquisition and related financing, our contractual obligations, commitments and debt service requirements over the next several years are significant and are substantially higher than historical amounts. Our primary source of liquidity will continue to be cash generated from operations as well as existing cash.

We believe we will have available resources to meet both our short-term and long-term liquidity requirements, including debt service. We expect the cash flow from Nielsen’s operations, combined with the available revolving credit facility, to provide sufficient liquidity to fund our current obligations, projected working capital requirements, restructuring obligations, and capital spending over the next twelve months.

The Transactions

In connection with the Valcon Acquisition in May 2006, Valcon entered into the Valcon Bridge Loan under which Valcon had borrowed $6,164 million as of August 2006 when the Valcon Bridge Loan was settled and replaced with permanent financing consisting of (i) senior secured credit facilities consisting of seven-year $4,175 million and €800 million senior secured term loan facilities and a six-year $688 million senior secured revolving credit facility and (ii) debt securities, consisting of $650 million 10% and €150 million 9% Senior Notes due 2014 of Nielsen Finance LLC and Nielsen Finance Co., $1,070 million 12.5% Senior Subordinated Discount Notes due 2016 of Nielsen Finance LLC and Nielsen Finance Co. and €343 million 11.125% Senior Discount Notes due 2016 of The Nielsen Company B.V.

Senior Secured Credit Facilities

The senior secured credit facilities consist of seven-year $4,175 million and €800 million senior secured term loan facilities, with the entire amounts borrowed and a six-year $688 million senior secured revolving credit facility under which no amounts were outstanding at December 31, 2006. The senior secured revolving credit facility of Nielsen Finance LLC and, The Nielsen Company (US), Inc. and Nielsen Holding and Finance B.V. can be used for revolving loans, letters of credit and for swingline loans, and is available in U.S. Dollars, Euros and certain other currencies.

We are required to repay installments on the borrowings under the senior secured term loan facility in quarterly principal amounts of 0.25% of their original principal amount commencing December 2006, with the remaining amount payable on the maturity date of the term loan facilities. Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at our option, various base rates. The applicable margin for borrowings under the senior secured credit facilities may be reduced subject to us attaining certain leverage ratios. We pay a quarterly commitment fee of 0.5% on unused commitments under the senior secured revolving facility. The applicable commitment fee rate may be reduced subject to us attaining certain leverage ratios. In January 2007, the terms of the senior secured term loan facilities were modified resulting in a 50 and 25 basis point reduction of the applicable margin on the $4,175 million and €800 million senior secured term loan facilities, respectively.

Our senior secured credit facilities are guaranteed by Nielsen, all of our wholly owned U.S. subsidiaries, and certain of our non-U.S. wholly-owned subsidiaries and is secured by substantially all of the existing and future property and assets (other than cash) of Nielsen’s U.S. subsidiaries and by a pledge of the capital stock of the guarantors, the capital stock of Nielsen’s U.S. subsidiaries and of the guarantors, and up to 65% of the capital stock of certain of Nielsen’s non-U.S. subsidiaries. Under a separate security agreement substantially all of the assets of Nielsen are pledged as collateral for amounts outstanding under the senior secured credit facilities.

Our senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, Nielsen Holding and Finance B.V. and its restricted subsidiaries’, all of our wholly owned U.S. subsidiaries (which together constitute most of Nielsen’s subsidiaries) ability to incur additional indebtedness or guarantees, incur liens and engage in sale and leaseback transactions, make certain loans and investments, declare dividends, make payments or redeem or repurchase capital stock, engage in certain mergers, acquisitions and other business combinations, prepay, redeem or purchase certain indebtedness, amend or otherwise alter terms of certain indebtedness, sell certain assets, transact with affiliates, enter into agreements limiting subsidiary distributions and alter the business that Nielsen Holding and Finance B.V. (formerly known as VNU Holding and Finance B.V.) and its restricted subsidiaries conduct. In addition, after an initial grace period, Nielsen Holding and Finance B.V. and its restricted subsidiaries are required, beginning with the twelve month period ending September 30, 2007, to maintain a maximum total leverage ratio and a minimum interest coverage ratio. The senior secured credit facilities also contain certain customary affirmative covenants and events of default.

Debt Securities

Nielsen Finance LLC and Nielsen Finance Co. (together “Nielsen Finance”), our wholly-owned subsidiaries, issued $650 million 10% and €150 million 9% Senior Notes due 2014 (the “Nielsen Finance Senior Notes”). Interest is payable on the Nielsen Finance Senior Notes semi-annually commencing in February 2007.

Nielsen Finance also issued $1,070 million 12.5% Senior Subordinated Discount Notes due 2016 (“Nielsen Finance Senior Subordinated Discount Notes”) for $585 million. Interest accretes through 2011 and is payable semi-annually commencing February 2012.

The indentures governing the Nielsen Finance Senior Notes and Nielsen Finance Senior Subordinated Discount Notes limit Nielsen Holding and Finance B.V. and its restricted subsidiaries (which together constitute most of Nielsen’s subsidiaries) ability to incur additional indebtedness, pay dividends or make other distributions or repurchase our capital stock, make certain investments, enter into certain types of transactions with affiliates, use assets as security in other transactions and sell certain assets or merge with or into other companies subject to certain exceptions. Upon a change in control, Nielsen Finance is required to make an offer to redeem all of the Nielsen Finance Senior Notes and Nielsen Finance Senior Subordinated Discount Notes at a redemption price equal to the 101% of the aggregate accreted principal amount plus accrued and unpaid interest. The Nielsen Finance Senior Notes and Nielsen Finance Senior Subordinated Discount Notes are jointly and severally guaranteed by Nielsen, all of our wholly owned U.S. subsidiaries, and certain of our non-U.S. wholly-owned subsidiaries.

We received proceeds of €200 million ($257 million) on the issuance of the €343 million 11.125% senior discount notes due 2016 (“Senior Discount Notes”). Interest on these notes accretes through 2011 and is payable semi-annually commencing February 2012. The Senior Discount Notes are senior unsecured obligations and rank equal in right of payment to all of Nielsen’s existing and future senior indebtedness. The Senior Discount Notes are effectively subordinated to Nielsen’s existing and future secured indebtedness to the extent of the assets securing such indebtedness and will be structurally subordinated to all obligations of Nielsen’s subsidiaries.

If Nielsen and Nielsen Finance have not exchanged the Nielsen Finance Senior Notes, Nielsen Finance Senior Subordinated Discount Notes and Senior Discount Notes for registered notes with substantially the same terms or a shelf registration statement is not declared effective by the SEC for the exchange by August 18, 2007 the interest rate on each series of the respective notes will increase by 0.25% annually and an additional 0.25% for each subsequent 90-day period the notes are not registered up to a maximum of 1.0% per year.

Use of Proceeds of Transactions and other Financing Transactions

In connection with the Transactions discussed above, as well as with the use of available cash on hand and equity contributed to Valcon by the Sponsors, we entered into the following transactions in 2006:

•	the cancellation of our €1,000 ($1,230) million committed revolving credit facility, due 2010 (nothing was outstanding);

•	the repayment of all amounts outstanding under the Valcon Bridge Facility and the purchase and/or cancellation of certain of Nielsen’s shares;

•

the repurchase of substantially all of Nielsen Media Research’s $150 million 7.60% debenture loan due 2009, and the repurchase and/or redemption of €148 ($190) million remaining outstanding aggregate principal amount of Nielsen’s €150 million private placement debenture loan due 2006, €500 ($642) million aggregate principal amount of Nielsen’s 6.625% debenture loan due 2007, NLG 600 ($350) million aggregate principal amount of Nielsen’s 5.50% debenture loan due 2008 and €49 ($63) million remaining outstanding aggregate principal amount of Nielsen’s €600 million 6.75% debenture loan due 2008, in each case pursuant to a tender offer and consent solicitation;

•	the repayment of the remaining $167 million of the NLG 500 million subordinated private placement loans; and

•	the redemption of our series B preferred stock and related dividends for $132 million.

We entered into the following transactions in the quarter ending March 31, 2007:

•

Effective January 22, 2007, we agreed to a 50 and 25 basis point reduction of the applicable margin on our USD and EUR senior secured term loan facilities. For 2007, this reduction will result in estimated interest savings of between $20-$25 million.

•

On February 9, 2007, we applied $328 million of the BME sale proceeds towards making a mandatory pre-payment on the €800 million senior secured term loan facility. By making this pre-payment, we will no longer be required to pay the scheduled 0.25% quarterly installments for the remainder of the term of the €800 million senior secured term loan facility.

•

Effective January 19, 2007, we entered into a cross-currency swap maturing in May, 2010 to hedge our exposure to foreign currency exchange rate movements on part of our GBP-denominated external debt. With this transaction a notional amount of GBP 225 million with a fixed interest rate of 5.625% has been swapped to a notional amount of €344 million with a fixed interest rate of 4.033%. The swap has been designated as a foreign currency cash flow hedge.

•

Effective February 9, 2007, we entered into a cross-currency swap maturing February, 2010 to convert part of our Euro-denominated external debt to U.S. Dollar-denominated debt. With this transaction a notional amount of €200 million with a 3-month Euribor based interest rate is swapped to a notional amount of $259 million with an interest rate based on 3-month USD-Libor minus a spread. No hedge designation was made for this swap.

EMTN Program and Other Financing Arrangements

We have a Euro Medium Term Note program (“EMTN”) program in place. All debt securities and most private placements are quoted on the Luxembourg Stock Exchange. At December 31, 2006 and 2005, amounts with carrying values of $706 million and $854 million, respectively, of the program amount were issued under the EMTN program. There are no additional amounts available for borrowing under this program as of December 31, 2006.

Unrelated to the August 2006 permanent financing, a nominal amount of €333 million, €550 million and €267 million of the €1,150 million 1.75% convertible debenture loan due 2006 was repurchased and subsequently cancelled during 2006, 2005, and 2004, respectively. Additionally, in January 2005, we settled a nominal amount of €551 million ($721 million) of the €600 million 6.75% EMTN debenture loan due 2008 and paid cash of €625 million ($818 million).

During February 2007 we completed the sale of our Business Media Europe (BME) unit for $414 million. We applied $328 million of the BME sale proceeds toward making a mandatory pre-payment on the €800 million senior secured term loan facility. By making this pre-payment, we are no longer required to pay the scheduled 0.25% quarterly installments for the remainder of the term of the €800 million senior secured term loan facility.

As a result of the Transactions and our existing financing arrangements, Nielsen is highly leveraged and the debt service requirements are significant. As of December 31, 2006, Nielsen had outstanding $7,973 million in aggregate indebtedness. Nielsen’s cash interest paid for the period May 24, 2006 through December 31, 2006 was $167 million.

Cash Flows First Quarter 2007 versus First Quarter 2006

At March 31, 2007, cash and cash equivalents were $617 million, a decrease of $14 million from December 31, 2006. Our total indebtedness was $7,751 million and we have $688 million available for borrowing under the revolving credit facility at March 31, 2007.

Operating activities. Net cash used was $104 million for the Successor period of January 1, 2007 to March 31, 2007 versus net cash provided of $55 million for the Predecessor period of January 1, 2006 to March 31, 2006. The primary changes in 2007 versus 2006 were higher interest payments of $137 million and collection timing on trade and other receivables, partially offset by higher revenues.

Investing activities. Net cash provided was $339 million for the Successor period of January 1, 2007 to March 31, 2007 versus net cash used of $42 million for the Predecessor period of January 1, 2006 to March 31, 2006. This is primarily due to $392 million of proceeds from sale of the BME business in 2007.

Financing activities. Net cash used was $257 million for the Successor period of January 1, 2007 to March 31, 2007 and $9 million for the Predecessor period of January 1, 2006 to March 31, 2006. The increase is primarily due to the $328 million mandatory prepayment of the €800 million senior secured term loan facility.

Cash Flows 2006 versus 2005

We based the following cash flow discussion on the sum of amounts reported for the Predecessor period from January 1, 2006 to May 23, 2006 and for the Successor period from May 24, 2006 to December 31, 2006. This combination does not comply with U.S. GAAP or with the rules for pro forma presentation, but is presented in this manner because we believe it enables a meaningful comparison.

At December 31, 2006, cash and cash equivalents were $631 million, a decrease of $388 million from December 31, 2005. Our total indebtedness was $8.0 billion and we had $688 million available for borrowing under the revolving credit facility at December 31, 2006.

Operating activities. Net cash provided for the combined Successor period of May 24, 2006 to December 31, 2006 and Predecessor period of January 1, 2006 to May 23, 2006 was $511 million, compared to cash flows from operations of $510 million in the year ended December 31, 2005. These year-over-year amounts are comparable as the additional 2006 cash flow generated by the business segments was offset by payments made for transaction costs and other deal related expenditures.

Investing activities. Net cash used was $240 million for the combined Successor period of May 24, 2006 to December 31, 2006 and Predecessor period of January 1, 2006 to May 23, 2006, compared with $426 million in the year ended December 31, 2005. The decrease is primarily due to $111 million of higher proceeds from sale of subsidiary assets and a $78 million decrease in cash paid for acquisitions during 2006.

Financing activities. Net cash used was $728 million for the combined Successor period of May 24, 2006 to December 31, 2006 and Predecessor period of January 1, 2006 to May 23, 2006, as compared to $2,514 million for the year ended December 31, 2005. The decrease is mainly due to the 2005 debt redemption with proceeds from the sale of Directories in late 2004. The current year activity is comprised of various large offsetting items. Major cash outflows were $2,015 million to redeem outstanding debt and payments to Valcon of $5,862 and $132 million to redeem preference shares and pay related dividend redemption amounts. The total payments to Valcon of $5,994 million were used by Valcon in combination with additional sponsor contributions to settle the Valcon Bridge Loan. The primary cash inflows were $6,787 million of proceeds from issuance of debt related to the permanent financing put in place in August 2006, net of $137 million of capitalized debt issuance costs, and cash received of $520 million on settlement of various derivative financial instruments at the time the underlying obligations were settled.

Non-cash investing and financing activities. As a result of the Valcon Acquisition there were transaction-related financing activities at Valcon of $10,062 million, including $5,773 million of net borrowings for the Valcon Acquisition which includes $60 million of capitalized debt issuance costs paid by Valcon which were subsequently expensed upon settlement of the bridge financing and $4,289 million of equity contributions that have been reflected in our financial statements on a push down basis of accounting.

Cash Flows 2005 versus 2004

Operating Activities. At December 31, 2005, Nielsen had $1,019 million of cash and cash equivalents. The net cash inflow from operating activities in 2005 amounted to $510 million, a decrease of 14.9% from $599 million in 2004. The decrease is primarily due to the negative impact on cash flow of the 2004 divestiture of Directories (see Note 4 to the consolidated financial statements “Business Divestitures”) in 2004, compared to the lower 2005 interest payments and higher interest receipts from the Directories’ proceeds. Directories’ operations significantly contributed to our cash receipts.

Investing Activities. Cash flow from investing activities was significantly higher in 2004 than 2005 due to the $2,622 million received on the sale of Directories (see Note 4 to the consolidated financial statements “Business Divestitures”) and increased expenditures for acquisitions of $75 million in 2005. We also had an unfavorable variance of $142 million resulting from the 2004 proceeds on sale of foreign currency swaps, which in 2005 were recorded as financing activities upon documentation of the derivatives as effective hedges at January 1, 2005.

Financing Activities. Cash used in financing activities increased to $2,514 million in 2005 from $709 million in 2004. The increase was due to higher net repayments of long and short-term debt and decreased other short term borrowings in 2005. The repayments of debt increased to $1,805 million in 2005 from $833 million in 2004, mainly reflecting higher debt redemptions using the cash received from the sale of Directories in late 2004.

Capital Expenditures

Investments in property, plant, equipment, software and other assets totaled $49 million in the Successor period of January 1, 2007 to March 31, 2007 versus $33 million in the Predecessor period of January 1, 2006 to March 31, 2006. The primary reason for the increase in capital expenditures is the expansion of the LPM program and investments in computer software.

Investments in property, plant, equipment, software and other assets totaled $236 million, $238 million and $269 million in 2006, 2005 and 2004, respectively. Consumer Services and Media’s capital expenditures accounted for over 90% of Nielsen’s capital expenditures in all three years.

Capital expenditures at Consumer Services were $111 million in 2006, $109 million in 2005 and $101 million in 2004. In 2006, 2005 and 2004, the largest investments were made in the data factory in Europe, the expansion of panels and the U.S. Factory.

Capital expenditures at Media were $110 million in 2006, $118 million in 2005, and $145 million in 2004. The most significant expenditures in 2006, 2005, and 2004 were the rollout of the LPM, AP Meter, and, the expansion of the NPM in the U.S.  Other significant expenditures were made in the Florida Global Technology and Information Center, amounting to $11 million in 2006, $5 million in 2005, and $31 million in 2004.

Covenant EBITDA

Nielsen’s senior secured credit facility contains a covenant that requires our wholly-owned subsidiary Nielsen Holding and Finance B.V. and its restricted subsidiaries to maintain a maximum ratio of consolidated total net debt, excluding $285 million of Nielsen net debt, to Covenant EBITDA of 10.0 to 1.0, calculated for the trailing four quarters (as determined under our senior secured credit facility), commencing with the fiscal quarter ending September 30, 2007. For test periods commencing: (1) between October 1, 2007 and December 31, 2007, the maximum ratio is 10.0 to 1.0, (2) between January 1, 2008 and September 30, 2008, the maximum ratio is 9.5 to 1.0, (3) between October 1, 2008 and September 30, 2009, the maximum ratio is 8.75 to 1.0, (4) between October 1, 2009 and September 30, 2010, the maximum ratio is 7.5 to 1.0, and (5) between October 1, 2011 and September 30, 2012, the maximum ratio is 7.0 to 1.0. This covenant “steps down” to a maximum ratio of consolidated total net debt to Covenant EBITDA of 6.25 to 1.0 as of the first day of the fiscal quarter ending December 31, 2012. In addition, Nielsen’s senior secured credit facility contains a covenant that requires Nielsen Holding and Finance B.V. and its restricted subsidiaries to maintain a minimum ratio of Covenant EBITDA to consolidated interest expense of 1.25 to 1.0, calculated for the trailing four quarters (as determined under our senior secured credit facility), commencing with the fiscal quarter ending September 30, 2007. This covenant “steps up” over time to a minimum ratio of Covenant EBITDA to consolidated interest expense of 1.75 to 1.0 as of the last day of the fiscal quarter ending September 30, 2011. For test periods commencing between October 1, 2011 and September 30, 2012, the minimum ratio is 1.60 to 1.0 and after October 1, 2012 the minimum ratio is 1.50 to 1.0. Failure to comply with either of these covenants would result in an event of default under our senior secured credit facility unless waived by our senior credit lenders. An event of default under our senior credit facility can result in the acceleration of our indebtedness under the facility, which in turn would result in an event of default and possible acceleration of indebtedness under the agreements governing our debt securities as well. As our failure to comply with the covenants described above can cause us to go into default under the agreements governing our indebtedness, management believes that our senior secured credit facility and these covenants are material to us. As of March 31, 2007, had the covenants described above applied to us at that time, we would have been in compliance with them.

We also measure the ratio of Secured Net Debt to Covenant EBITDA because Nielsen’s senior secured credit facility contains a provision which will result in a decrease of the applicable interest rate by 0.25% when this ratio is less than 4.25 times.

Covenant earnings before interest, taxes, depreciation and amortization (“Covenant EBITDA”) is a non-GAAP measure used to determine our compliance with certain covenants contained in our senior secured credit facilities. Covenant EBITDA is defined in our senior secured credit facility as net income (loss) from continuing operations, as adjusted for the items summarized in the table below. Covenant EBITDA is not a presentation made in accordance with GAAP, and our use of the term Covenant EBITDA varies from others in our industry due to the potential inconsistencies in the method of calculation and differences due to items subject to interpretation. Covenant EBITDA should not be considered as an alternative to net earnings (loss), operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or cash flows as measures of liquidity. Covenant EBITDA has important limitations as an analytical tool and you should not consider it in isolation or as substitutes for analysis of our results as reported under GAAP. For example, Covenant EBITDA:

•	excludes income tax payments;

•	does not reflect any cash capital expenditure requirements;

•	does not reflect changes in, or cash requirements for, our working capital needs;

•	does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	includes estimated cost savings and operating synergies;

•	does not include one-time transition expenditures that we anticipate we will need to incur to realize cost savings;

•	does not reflect management fees that are payable to the Sponsors;

•

does not reflect the impact of earnings or charges resulting from matters that we and the lenders under our new senior secured credit facility may consider not to be indicative of our ongoing operations.

In particular, our definition of Covenant EBITDA allows us to add back certain non-cash and non-recurring charges that are deducted in determining net income. However, these are expenses that may recur, vary greatly and are difficult to predict. They can represent the effect of long-term strategies as opposed to short-term results. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes.

Because of these limitations we rely primarily on our GAAP results. However, we believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Covenant EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financing covenants effective September 30, 2007.

The following is a reconciliation of our loss from continuing operations, for the twelve months ended March 31, 2007, (combined operations from April 1, 2006 to May 23, 2006 in the Predecessor period and May 24, 2006 to March 31, 2007, Successor period), to Covenant EBITDA as defined above per our senior secured credit facility:

(IN MILLIONS)	Unaudited Covenant EBITDA for the Twelve Months Ended March 31, 2007
Loss from continuing operations	$(366)
Interest expense, net	524
Benefit for taxes	(92)
Depreciation and amortization	415

EBITDA	481
Non-cash charges (1)	41
Unusual or non-recurring items (2)	321
Restructuring charges and business optimization costs (3)	110
Transaction costs (4)	43
Cost savings (5)	125
Sponsor monitoring fees (6)	8
Other (7)	(11)
EBITDA of non-covenant parties (8)	3

Covenant EBITDA	$1,121

Credit Statistics:
Current portion of long term debt, capital lease obligation and other short-term borrowings	$236
Long term debt and capital lease obligations	7,515

Total Debt	7,751
Less: Debt of unrestricted subsidiaries	(8)

Total Debt excluding debt of unrestricted subsidiaries	7,743

Cash and cash equivalents	617
Less: Cash of unrestricted subsidiaries	(63)
Less: Additional deduction per credit agreement	(10)

Cash and Cash equivalents excluding cash of unrestricted subsidiaries/deduction	544

Net Debt, including Nielsen net debt (9)	7,199
Less: Unsecured debenture loans	(2,476)
Less: Other unsecured debt	(83)
Plus: Cash in non-covenant parties and other	2

Net Secured debt (11)	$4,642

Total debt, excluding unrestricted subsidiaries and Senior Discount note ($287 million at March 31, 2007)	7,456
Net debt, excluding $285 million (at March 31, 2007) of Nielsen net debt (10)	6,914
Ratio of secured net debt to Covenant EBITDA	4.1
Ratio of net debt (excluding Nielsen net debt) to Covenant EBITDA (12)	6.2
Consolidated Interest Expense, including Nielsen interest expense (13)	468
Ratio of Covenant EBITDA to Consolidated Interest Expense, including Nielsen interest expense	2.4

(1)	Consists of non-cash items that are permitted adjustments in calculating covenant compliance under the senior secured credit facility, primarily stock-based compensation expense.

(2)	Unusual or non-recurring items include (amounts in millions):

Deferred Revenue Purchase Price Adjustment (a)	$90
Currency exchange rate differences on financial transactions and other gains (losses) (b)	77
Loss of Early Extinguishment of Debt	65
Compensation arrangements (c)	61
Duplicative running costs of European data factory (d)	17
U.S. GAAP/Consulting Fees Costs	10
Gain (Loss) on Derivative Instruments	(12)
Other Financial Gain (Loss)	7
Other (e)	6

Total	$321

(a)	Purchase Price Adjustment to Deferred Revenue resulting from the purchase accounting for the Valcon Acquisition which reduces Successor revenue in 2006.

(b)	Represents foreign exchange gains or losses on revaluation of intercompany loans and external debt.

(c)	Represents one-time payments incurred in connection with compensation arrangements for certain corporate executives.

(d)	Represents the costs incurred in Europe as a result of the parallel running of duplicative data factory systems, which are expected to be eliminated during 2008.

(e)	Includes other unusual or non recurring items that are required or permitted adjustments in calculating covenant compliance under the senior secured credit facility.

(3)	Restructuring charges and business optimization costs include costs associated with Transformation Initiative, Corporate Headquarters, Consumer Services Europe, and Project Atlas, executive severance payments and certain costs incurred in our European operations.

(4)	Represents expenses recorded in the quarter period ending June 30, 2006 in connection with the Valcon Acquisition.

(5)	Represents the amount of run rate cost savings related to the Transformation Initiative projected by Nielsen in good faith to be realized as a result of specified actions, which is a permitted adjustment in calculating covenant compliance under the senior secured credit facility. See Note 6 to the condensed consolidated financial statements for discussion of the Transformation Initiative.

In addition, Covenant EBITDA does not take into account the approximately $175 million in additional implementation costs to be incurred in connection with achieving an annual run rate cost savings of $125 million.

We may not realize the anticipated cost savings related to Transformation Initiative pursuant to the anticipated timetable or at all. We also cannot assure you that we will not exceed one time restructuring costs associated with implementing the anticipated cost savings.

(6)	Represents the Sponsor monitoring fee as of the acquisition date. The annual amount is $10 million, increasing by 5% on an annual basis after 2006.

(7)	These adjustments include the EBITDA impact of significant businesses that were acquired in 2006, gain on sale of fixed assets, subsidiaries and affiliates, dividends received from affiliates; equity in net income of affiliates, and the exclusion of Covenant EBITDA attributable to unrestricted subsidiaries.

(8)	Non-Covenant parties include The Nielsen Company B.V. and VNU Intermediate Holding B.V.

(9)	Net debt, including Nielsen net debt, is not a defined term under GAAP. Net debt is calculated as total debt, less cash and cash equivalents at March 31, 2007, excluding $8 million of debt and $63 million of cash and cash equivalents held by the unrestricted subsidiaries Nielsen//NetRatings and Nielsen BuzzMetrics, and excluding a contractual $10 million threshold.

(10)	Net debt, as defined above, excluding $285 million of Nielsen net debt, is not a defined term under GAAP. The $285 million of Nielsen debt consists of the €215 million ($287 million) of Nielsen Senior Discount Notes minus $2 million of cash and cash equivalents. Nielsen and our unrestricted subsidiaries are not subject to the restrictive covenants contained in the senior secured credit facility, and Nielsen’s Senior Discount Notes are not considered obligations of any of Nielsen’s subsidiaries. Therefore, these notes will not be taken into account when calculating the ratios under the senior secured credit facility.

(11)	The net secured debt is the consolidated total net debt that is secured by a lien on any assets or property of a loan party or a restricted subsidiary. This amount represents the amounts borrowed under our senior secured credit facilities.

(12)	For the reasons discussed in footnote (10) above, the ratio of net debt (excluding The Nielsen Company B.V.’s Senior Discount Notes) to Covenant EBITDA presented above does not include in net debt $285 million ($287 million debt, net of $2 million cash) of Nielsen indebtedness and $7 million of indebtedness at Nielsen BuzzMetrics.

(13)	Consolidated interest expense is not a defined term under GAAP. Consolidated interest expense for any period is defined in our senior secured credit facility as the sum of (i) the cash interest expense of Nielsen Holding and Finance B.V and its subsidiaries with respect to all outstanding indebtedness, including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance and net costs under swap contracts, net of cash interest income, and (ii) any cash payments in respect of the accretion or accrual of discounted liabilities during such period related to borrowed money (with a maturity of more than one year) that were amortized or accrued in a previous period, excluding, in each case, however, among other things, the amortization of deferred financing costs and any other amounts of non-cash interest, the accretion or accrual of discounted liabilities during such period, commissions, discounts, yield and other fees and charges incurred in connection with certain permitted receivables financing and all non-recurring cash interest expense consisting of liquidated damages for failure to timely comply with registration rights obligations and financing fees. Consolidated interest expense, including Nielsen interest expense, is not a defined term under GAAP. Consolidated interest expense, including Nielsen interest expense, is calculated as total consolidated interest expense on a pro forma basis for the four consecutive fiscal quarter period ending on March 31, 2007, including $36 million of interest expense of Nielsen as follows:

Pro Forma Interest Income	$14
Pro Forma Interest Expense	(654)

Net Pro Forma Interest Expense	(640)

Minus: non cash interest Discount Notes	109
Minus: amortization of deferrred financing costs	14
Minus: other non cash interest	4

Pro Forma Cash Interest Expense for the twelve months ended December 31, 2006	(513)

Minus: Pro Forma impact for the divestiture of Business Media Europe	20
Other	25

Pro Forma Cash Interest Expense for the twelve months ended March 31, 2007	$(468)

See “Description of Other Indebtedness” and “—Liquidity and Capital Resources” for further information on our indebtedness and covenants.

Transactions with Sponsors

In connection with the Valcon Acquisition and related debt financing, Nielsen’s parent paid the Sponsors $131 million in fees and expenses for financial and structural advice and analysis as well as assistance with due diligence investigations and debt financing negotiations. These costs were allocated as debt issuance costs or included in the overall purchase price of the Valcon Acquisition based on the specific nature of the services performed.

In connection with the Valcon Acquisition, two of Nielsen’s subsidiaries and the Sponsors entered into advisory agreements, which provide for an annual management fee, in connection with planning, strategy, oversight and support to management, payable quarterly and in advance to each Sponsor, on a pro rata basis, for the eight year duration of the agreement, as well as reimbursements for each Sponsor’s respective out-of-pocket expenses in connection with the management services provided under the agreement. Annual management fees are $10 million in the first year starting on May 22, 2006, the effective date of the Valcon Acquisition then increasing by 5% annually thereafter.

Upon the consummation of a change in control transaction or an initial public offering in excess of $200 million, each of the Sponsors will receive, in lieu of quarterly payments of the annual management fee, a fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the advisory agreements (assuming an eight year term from the date of the original fee agreement), calculated using the treasury rate having a final maturity date that is closest to the eighth anniversary of the date of the original fee agreement date.

The advisory agreements also provide that Nielsen will indemnify the Sponsors against all losses, claims, damages and liabilities arising in connection with the management services provided by the Sponsors under the fee agreement.

For the Successor period from May 24, 2006 to December 31, 2006, Nielsen recorded $6 million in selling general and administrative expenses related to these management fees and an additional $1 million was accrued for Sponsor travel and consulting.

For the three months ended March 31, 2007, the Company recorded $3 million in selling, general and administrative expenses related to Sponsor management fees, travel and consulting.

At March 31, 2007, amounts payable to Valcon Acquisition Holding bv, the direct parent of Valcon are included in the balance sheet as follows: a $50 million loan in long-term debt, $33 million included in short-term debt and accrued interest of $1 million. For the Successor period from January 1, 2007 to March 31, 2007 the Company recorded $1 million in interest expense related to these loans.

Short-term debt includes a $20 million loan payable to Valcon Acquisition Holding B.V., the direct parent of Valcon.

Commitments and Contingencies

Contractual Obligations. Our contractual obligations include capital lease obligations, facility leases, leases of certain computer and other equipment, agreements to purchase data and telecommunication services, the payment of principal on debt and pension fund obligations. At December 31, 2006, the minimum annual payment under these agreements and other contracts that had initial or remaining non-cancelable terms in excess of one year are as listed in the following table:

	Payments due by period (amounts in millions)
	TOTAL	2007	2008	2009	2010	2011	AFTER 2011
Capital lease obligations and other debt (a)	$379	$148	$16	$16	$15	$14	$170
Operating leases (b)	647	122	100	88	76	67	194
Other contractual obligations (c)	353	151	88	55	43	13	3
Short term and long term debt	7,694	73	53	60	611	87	6,810
Interest (d)	4,200	488	467	464	459	463	1,859
Pension fund obligations (e)	29	29	—	—	—	—	—

Total	$13,302	$1,011	$724	$683	$1,204	$644	$9,036

(a)	Our capital lease obligations are described in Note 11 to the consolidated financial statements “Long-Term Debt and Other Financing Arrangements.”

(b)	Our operating lease obligations are described in Note 16 to the consolidated financial statements “Commitments and Contingencies.”

(c)	Other contractual obligations represent obligations under agreement, which are not unilaterally cancelable by us, are legally enforceable and specify fixed or minimum amounts or quantities of goods or services at fixed or minimum prices. We generally require purchase orders for vendor and third party spending. The amounts presented above represent the minimum future annual services covered by purchase obligations including data processing, building maintenance, equipment purchasing, photocopiers, land and mobile telephone service, computer software and hardware maintenance, and outsourcing.

(d)	Interest payments consist of interest on both fixed-rate and variable-rate debt. Variable-rate debt consists primarily of the unhedged portion of the $4,175 million term loan facility (8.13% at December 31, 2006) and the Euro denominated portion of the term loan facility (€800 million ($958 million) at 6.08% at December 31, 2006). See Note 11 to the consolidated financial statements “Long-Term Debt and Other Financing Arrangements.”

(e)	Our contribution to pension and other post-retirement defined benefits plans for the Successor period from May 24, 2006 to December 31, 2006 was $19 million; for the Predecessor period from January 1, 2006 to May 23, 2006 was $9 million; for 2005, $57 million; and $47 million in 2004. Future pension and other post-retirement benefits contributions are not determinable for time periods after 2007.

In addition, depending on prevailing capital market conditions, we may choose from time to time to repurchase all or a portion of the Senior Discount Notes and/or our other debt securities, and we may do so by making open market purchases.

Guarantees and other contingent commitments. In addition to contractual obligations and commercial commitments given, we have entered into various guarantees or other specific agreements.

At December 31, 2006, we were committed under the following guarantee arrangements:

Sub-lease guarantees

Nielsen provides sub-lease guarantees in accordance with certain agreements pursuant to which Nielsen guarantees all rental payments upon default of rental payment by the sub-lessee. To date, we have not been required to perform under such arrangements, we do not anticipate making any significant payments related to such guarantees and no amounts have been recorded.

Letters of credit

Letters of credit issued and outstanding amount to $3 million.

Indemnification agreements

In connection with the sale of Directories in 2004, Nielsen has an exposure under a tax indemnity guarantee with the acquirer, pursuant to which Nielsen has agreed to pay any tax obligations relating to periods prior to the sale. Nielsen has accrued $32 million at December 31, 2006.

Contingent consideration

Nielsen is obligated to provide additional consideration in a business combination to the seller if contractually specified conditions related to the acquired entity are achieved. At December 31, 2006, Nielsen had total maximum exposure for future estimated payments of $24 million, of which $4 million is based on continued employment and being expensed over the respective period. An amount of $1 million was recognized as selling, general and administrative expenses in the period from May 24, 2006 to December 31, 2006.

Nielsen has no material liabilities for other guarantees arising in the normal course of business at December 31, 2006.

Legal Matters

D&B Legacy Tax Matters. In November 1996, D&B, then known as the Dun & Bradstreet Corporation (“Old D&B”) separated into three public companies by spinning off the ACNielsen Corporation (“ACNielsen”) and Cognizant Corporation (“Cognizant”) (the “1996 Spin-Off”).

In June 1998, Old D&B changed its name to R.H. Donnelley Corporation (“Donnelley”) and spun-off the Dun & Bradstreet Corporation (“New D&B”) (the “D&B Spin”), and Cognizant changed its name to Nielsen Media Research, Inc. (“NMR”), now part of Nielsen, and spun-off IMS Health (the “Cognizant Spin”). In September 2000, New D&B changed its name to Moody’s Corporation (“Moody’s”) and spun-off a company now called The Dun & Bradstreet Corporation (“Current D&B”) (the “Moody’s spin”). In November 1999, Nielsen acquired NMR and in 2001 Nielsen acquired ACNielsen.

Pursuant to the agreements affecting the 1996 Spin-Off, among other things, certain liabilities, including certain contingent liabilities and tax liabilities arising out of certain prior business transactions (the “D&B Legacy Tax Matters”), were allocated among Old D&B, ACNielsen and Cognizant. The agreements provide that any disputes regarding these matters are subject to resolution by arbitration.

As a result of the Cognizant Spin, IMS Health and NMR agreed they would share equally Cognizant’s share of liability rising out of the D&B Legacy Tax Matters after IMS Health paid the first $0.1 million of such liability.

In connection with the acquisition of NMR, Nielsen recorded in 1999, a liability for NMR’s aggregate liability for payments related to the D&B Legacy Tax Matters. Currently, the parties are in arbitration over one tax related dispute. Nielsen believes it has adequately provided for any remaining liability related to these matters.

Effective February 16, 2006, Nielsen entered into a settlement agreement of the 1996 antitrust litigation brought by IRI. The settlement resulted in a complete dismissal of all claims against Nielsen. Under the settlement agreement, Nielsen agreed to a payment of $55 million which, after tax, resulted in a $35 million charge to 2005 earnings, since this settlement provided evidence of conditions that existed at the 2005 balance sheet date.

World Directories. In November 2004, Nielsen completed the sale of its Directories segment. The sales price is subject to adjustment based on final agreement on working capital and net indebtedness. On August 31, 2006, a notice of disagreement was filed by World Directories Acquisition Corp. (“WDA”) against Nielsen and certain of our subsidiaries pursuant to the Sale and Purchase Agreement ( “SPA”) between the parties dated September 26, 2004 under which or World Directories business was sold. The claim arises in connection with certain post-closing matters under the SPA related to the submission of the completion accounts related to the business. WDA asserts a claim for approximately €44 million and we, in opposition to WDA’s claim, have claimed approximately €8 million. The matter has been submitted to arbitration pursuant to the SPA.

erinMedia. erinMedia, llc (“erinMedia”) filed a lawsuit in federal district court in Tampa, Florida on June 16, 2005. The suit alleges that Nielsen Media Research Inc., a wholly owned subsidiary of Nielsen, violated Federal and Florida state antitrust laws by attempting to maintain a monopoly in the market for producing national television audience measurement data. The complaint does not specify the amount of damages sought, but does request that the court terminate NMR’s contracts with the four major national broadcast television networks. On November 17, 2005, the court granted NMR’s motion to dismiss in part, and dismissed erinMedia’s affiliated company, ReacTV, and its claims. The case is now in discovery on the remaining claims by erinMedia.

On January 11, 2006, erinMedia filed a related action against NMR alleging violations of federal and state false advertising and unfair competition law. By order dated January 24, 2007, the court dismissed this action, without prejudice, upon stipulation of the parties. Although it is too early to predict the outcome of the original case, Nielsen believes the action is without merit.

Except as described above, there are no other pending actions, suits or proceedings against or affecting Nielsen which, if determined adversely to Nielsen, would in its view, individually or in the aggregate, have a material effect on Nielsen’s business, consolidated financial position, results of operations and prospects.

Off-Balance Sheet Arrangements

Except as disclosed above, we have no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on our consolidated financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

Summary of Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS

No. 155, “Accounting for Certain Hybrid Financial Instruments”. This statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Nielsen is evaluating the potential impact of SFAS No. 155 on its financial results.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 “Accounting for Income Taxes”. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 will be adopted by Nielsen on January 1, 2007. Nielsen is currently evaluating the impact of adopting FIN No. 48 and its impact on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities, including an amendment of FASB Statement No. 115”, which permits companies to choose to measure certain items at fair value and to report unrealized gains and losses on items for which the fair value option is elected in earnings. This statement is effective for fiscal years beginning after November 15, 2007. Nielsen is currently evaluating the impact of adopting SFAS No. 157 and SFAS No. 159 on its financial statements.

In December 2006, the FASB issued FASB Staff Position (“FSP”) No. EITF 00-19-2, “Accounting for Registration Payment Arrangements” (“FSP 00-19-2”). Registration payment arrangements, as defined in the FSP, will include most registration rights agreements in security issuances and certain “contingent interest” features in debt instruments. The FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies.” The FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. The adoption of this FSP will not have a material impact on Nielsen’s consolidated financial position, results of operations or cash flows as it is generally consistent with Nielsen’s current policy.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential loss arising from adverse changes in market rates and market prices, such as interest rates, foreign currency exchange rates and changes in the market value of equity instruments. We are exposed to market risk, primarily related to foreign exchange and interest rates. We actively monitor these exposures. To manage the volatility relating to these exposures, historically, we entered into a variety of derivative financial instruments, mainly interest rate swaps, cross-currency swaps and forward rate agreements. Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings, cash flows and the value of their net investments in subsidiaries resulting from changes in interest rates and foreign currency rates. In principle, we only employ basic contracts, that is, without options, embedded or otherwise. It is our policy not to trade in financial instruments.

Foreign Currency Exchange Risk

We operate globally, deriving approximately 59% of revenues for the Successor period from May 24, 2006 to December 31, 2006 and 61% for the Predecessor period from January 1, 2006 to May 23, 2006 in U.S. dollars. We generate revenue and expenses in local currencies. Because of fluctuations (including possible devaluations) in currency exchange rates or the imposition of limitations on conversion of foreign currencies into our reporting currency, we are subject to currency translation exposure on the profits of our operations, in addition to transaction exposure.

Foreign currency translation risk is the risk that exchange rate gains or losses arise from translating foreign entities’ statements of earnings and balance sheets from functional currency to our reporting currency (the U.S. Dollar) for consolidation purposes. Translation risk exposure is managed by creating “natural hedges” in our financing or by using derivative financial instruments aimed at offsetting certain exposures in the statement of earnings or the balance sheet. We do not use derivative financial instruments for trading or speculative purposes.

The table below details the percentage of revenues and expenses by currency for the Successor period from May 24, 2006 to December 31, 2006 and the Predecessor period from January 1, 2006 to May 23, 2006:

Successor period from May 24, 2006 to December 31, 2006

	U.S. Dollars	Euro	Other currencies
Revenues	59%	12%	29%
Operating costs	58%	14%	28%

Predecessor period from January 1, 2006 to May 23, 2006

	U.S. Dollars	Euro	Other currencies
Revenues	61%	12%	27%
Operating costs	53%	20%	27%

Based on the combined Successor and Predecessor periods, a one cent change in the U.S. Dollar/Euro exchange rate will impact revenues by approximately $5 million, with an immaterial impact on operating income.

Interest Rate Risk

At March 31, 2007, we had $5,014 million nominal amount of debt under our new senior secured credit facilities which are based on a floating rate index and our EMTN floating rate notes. One percent point increase in these floating rates would increase annual interest expense by approximately $50 million. Given our increased exposure to volatility in floating rates after the Valcon Acquisition and the subsequent refinancing, we evaluated hedging opportunities and entered into hedging transactions in November, 2006. After giving effect to these interest rate swap agreements, a one percentage point increase in interest rates would increase annual interest expense by $19 million.

Equity Price Risk

We are not exposed to material equity risk which is limited to outstanding share-based liability awards exercisable into shares of our consolidated subsidiary.

BUSINESS

Our Company

We are a leading global information and media company providing essential marketing and media measurement information, analytics and industry expertise to customers across the world. Our Nielsen brands, including ACNielsen, Nielsen Media Research, Nielsen Entertainment, and Nielsen//NetRatings, are recognized worldwide as leaders in marketing information and analysis, television ratings, entertainment measurement and Internet advertising measurement, respectively. In addition, our trade shows, online media assets and publications occupy leading positions in a number of their targeted end markets. Through our broad portfolio of products and services, we track sales of consumer products each year, report on television viewing habits in countries representing more than 60% of the world’s population, measure Internet audiences in 18 countries, produce more than 100 trade shows worldwide, operate approximately 100 websites and publish more than 100 print publications and online newsletters. For the twelve months ended March 31, 2007, we generated revenue of $4,243 million and Covenant EBITDA of $1,121 million.

We have traditionally operated in three segments: Consumer Services, Media and Business Media. On December 18, 2006, we announced a corporate strategy and related restructuring to integrate our various service offerings historically conducted in separate businesses into a single organization focused on four major areas: sales, product development and product management, global business services combining all of our information technology systems, facilities and operations and corporate functions including finance, human resources, legal and communications. As part of this plan, the traditional business unit structure of many of our services will be eliminated. The restructuring calls for the combination of product innovation, research and development and marketing into a single organization to identify new product opportunities and accelerate their development and commercialization. We will also transition to a unified global client service organization to simplify client interactions and more easily access internal expertise to offer integrated solutions. In addition, we intend to centralize operational and IT functions into a new global business services organization. We expect to continue to report on our business in the traditional segments which we have used, namely Media, Consumer Services and Business Media. As part of our transformation to this new operating model, we announced the formation of a new business unit, NielsenConnect. This new unit will draw on media and marketing data and resources across Nielsen (including purchase information, store data, modeling assets, geo-demographic data, television data, outdoor advertising ratings and movie, book, video and radio data) and report on and analyze consumer patterns and usage.

Our Consumer Services segment provides critical consumer behavior information and analysis primarily to businesses in the consumer packaged goods industry. ACNielsen, our leading brand within Consumer Services, is a global leader in retail measurement services and consumer household panel data. Consumer Services’ extensive database of retail and consumer information, combined with advanced analytical capabilities, yields valuable strategic insights and information that influence our customers’ critical business decisions such as enhancing brand management strategies, developing and launching new products, identifying new marketing opportunities and improving marketing return on investment. Our Media segment provides measurement information of multiple media platforms, including broadcast and cable television, motion pictures, music, print, the Internet and outdoor advertising. Our leading brand within Media, Nielsen Media Research, is the industry leader in U.S. television audience measurement, and our measurement data is widely accepted as the “currency” in determining the value of television advertising. Our Business Media segment is a leading market-focused provider of integrated information and sales and marketing solutions. Through a multi-channel approach consisting of trade shows, online media assets and publications, Business Media offers attendees, exhibitors, readers and advertisers the insights and connections that assist them in gaining a competitive edge in their respective markets.

Our business generates a stable and predictable revenue stream and is characterized by long-term customer relationships, multi-year contracts and high contract renewal rates related to marketing and media measurement services. Advertising across our segments represented only 4% of our total pro forma revenue in 2006. We serve a global customer base across multiple end markets including consumer packaged goods, retail, broadcast and cable television, music and online media. The average length of relationship with our top ten customers including The Procter & Gamble Company, the Unilever Group, Nestlé S.A. and The Coca-Cola Company is 30 years.

Our revenue is highly diversified by business segment, geography and customer. In 2006, 57% of our pro forma revenues were generated from our Consumer Services segment, 32% from our Media segment and the remaining 11% from our Business Media segment. We conduct our business activities in more than 100 countries, with 58% of our pro forma revenues generated in the U.S., 9% in North and South America excluding the U.S., 24% in Europe, the Middle East and Africa, and the remaining 9% in Asia Pacific. No single customer accounted for more than 5% of our total pro forma revenue in 2006.

Our Strengths

Global Leadership Positions. We hold industry-leading positions in marketing information services, media measurement services, trade shows and business publications. We have achieved leading positions and strong brands within each of our business segments, primarily as a result of our ability to offer customers comprehensive and integrated marketing communications products and services that are essential for our customers to successfully operate their businesses. As demand for market analysis from a single global source continues to grow, ACNielsen is well positioned to benefit. In Media, our Nielsen brands related to audience measurement have leading market positions across multiple media platforms and geographies. For example, Nielsen Media Research’s measurement information is trusted as the “currency” in determining the value of U.S. television advertising. Our Business Media segment is one of the largest global providers of business-to-business information and, through its trade shows, online media assets and publications, provides customers with leading coverage of its industry verticals. We believe our size, scale and leading market positions will continue to contribute to our consistent growth and strong operating margins.

Extensive Portfolio of Successful Well-Recognized Brands. We believe the Nielsen family of brands is one of the most widely recognized marketing information and media measurement research providers in the world. For over 80 years, ACNielsen has provided trusted service to the world’s top consumer packaged goods and merchandising customers. ACNielsen ScanTrack, ACNielsen Homescan and BASES are leading brands in point-of-sale retail measurement, consumer household purchase panels and new product concept testing, respectively. For over 50 years, Nielsen Media Research has been recognized as a trusted source of television audience measurement by virtually all of the leading broadcast and cable networks, syndicators and national advertisers in the U.S. Nielsen EDI, Nielsen SoundScan and Nielsen//NetRatings are leading brands providing box office results, music sales and Internet audience measurement, respectively. In Business Media, we publish some of the most recognizable business-to-business magazine titles across various segments including Billboard and The Hollywood Reporter. We believe that our successful, well-recognized brands along with the quality of service we provide will continue to enable us to attract new business and retain existing business resulting in both revenue and cash flow growth.

Strong Customer Relationships and High Revenue Visibility. Our long-standing customer relationships and multi-year contracts contribute to a stable and predictable revenue stream. We have cultivated strong long-standing customer relationships with many of the world’s leading consumer packaged goods, media and entertainment companies. In Consumer Services, our customers include the largest consumer packaged goods and merchandising companies in the world. The average length of our relationships with Consumer Services’ top ten customers in 2006 was 30 years. In many cases, our sales and service staff are located on-site at our customers’ offices and customize the analysis related to specific client issues and needs. Given our essential products and strong customer service, our business in Consumer Services is characterized by multi-year agreements, with more than 50% of each year’s revenues under agreement by the beginning of the fiscal year. Within Media, our customer base includes leading media companies to whom we have been providing audience measurement information for over 50 years. Our Media customers typically enter into multi-year contracts and have high renewal rates (over 95% in Nielsen Media Research). The average length of our relationships with

Media’s top ten customers in 2006 was 32 years. We expect our strong customer relationships to contribute to our ongoing success and growth.

Diversified Global Business Mix. Our Consumer Services, Media and Business Media segments contributed 57%, 32% and 11% of our pro forma revenue in 2006, respectively. Our broad portfolio of product offerings, large customer base, multiple end markets and wide geographic presence provide us with a diverse revenue stream, with advertising across our segments representing only 4% of our pro forma total revenue in 2006. We believe our global presence will continue to expand as we grow our business in rapidly developing markets and our business mix will continue to broaden as we invest in new products and services.

Highly Resilient Business Model with Consistent Cash Flow Generation. Our customers’ continuous need for information related to key marketing and business development decisions as well as for media measurement has historically provided us with strong constant currency revenue growth, high revenue visibility and consistent cash flow generation. In 2005 and, on a pro forma basis, 2006, we achieved constant currency revenue growth of 4.7% and 5.2%, respectively (excluding the $90 million deferred revenue adjustment in 2006). For purposes of calculating revenue growth on a constant currency basis, we have removed the exchange rate impact of 1.7% and (0.1)% respectively, for revenue growth in 2005 and 2006. Both Consumer Services and Media have multi-year customer agreements and high contract renewal rates. In addition, Business Media benefits from advance payments related to bookings for trade shows. We have a disciplined approach to capital expenditures based on new product growth and return on invested capital analysis. We believe that the largely resilient nature of our revenue base along with our disciplined approach to spending will enable us to convert a significant portion of our revenue to cash available for debt service.

Attractive Industry Outlook. We operate in two distinct industries: (i) the global marketing and media research industry (representing our Consumer Services and Media segments), and (ii) the business information industry (representing our Business Media segment). Consumer packaged goods companies use our Consumer Services segment’s marketing information to monitor brand performance and stay competitive. Growth in our Consumer Services segment is expected to be driven by continued globalization and geographic expansion of consumer packaged goods companies, increased demand for higher value-added information and related services, as well as the need to improve brand performance, develop and launch new products and increase marketing return on investment. Growth of our Media business is related in part to television and other media advertising spending. The 2006 VSS Industry Forecast projects U.S. television advertising growth of 6.8% compound annual growth rate (“CAGR”) from 2006 to 2010. In addition, according to the 2006 VSS Industry Forecast, film entertainment and Internet advertising are expected to grow at CAGRs of 3.8% and 20.2%, respectively, from 2006 through 2010. We also participate in the global business information sector through our Business Media segment by offering trade shows, online media assets and print publications. According to the 2006 VSS Industry Forecast, the size of the U.S. market for business-to-business magazines, e-media and trade shows is estimated to grow at a CAGR of approximately 6.2% from 2006 through 2010. We believe that continued strength in these industries will enhance our growth potential.

Experienced Management Team. We have a strong and committed management team that has substantial relevant industry knowledge and a proven track record of operations success. We believe that our management team positions us well to successfully implement our growth strategy and cost reduction initiatives.

Our Strategy

Our goals are to continue to increase the value we deliver to our customers, streamline our operations and grow our business. Our strategy involves a company restructuring to phase out over time our Consumer Services and Media group structures and integrate Nielsen with consolidated global business services and functions. We intend to execute our goals through the following business strategies:

NielsenConnect. The formation of NielsenConnect in November 2006 recognizes the need for various parts of Nielsen to work more closely together and connect and optimize its data and analytical resources across the markets it serves. This newly-formed unit will provide integrated solutions to the issues faced by our media, marketing and other clients by combining valuable assets throughout Nielsen and creating new products and services.

Capitalize on Core Brands. On January 18, 2007, we announced a change of our name to The Nielsen Company to emphasize our best-known brand name and our commitment to create an integrated, streamlined global organization. We will continue to maintain our focus on our leading brands to drive growth in each of our businesses. Our Nielsen family of brands has positioned us well in the market for retail measurement and audience measurement services. We expect to build on these brands by continuing to improve the quality of our products and enhance our services. We will continue to improve the measurement of media audiences through increased granularity of our demographic market data, and of retail information through increased store coverage and worldwide expansion of ACNielsen Homescan, our consumer household panel. In addition, we expect to leverage our brand recognition to grow our revenues in areas such as value-added services, analytics and new measurement opportunities through Nielsen Advisory Services, Nielsen//NetRatings, Nielsen BuzzMetrics and Nielsen Outdoor, among others. We believe that building on our leading brands will drive continued demand for our existing and new products, leading to strong revenue generation.

Continue to Lead Innovation of Measurement Services. We continue to develop new solutions and technologies to improve the measurement of consumer trends and measure audiences across the latest media platforms. In the global market for consumer packaged goods, we have a partnership with Yahoo! to determine the impact of online advertising on offline purchasing behavior, and we have launched our immediate consumables panels where panelists scan purchases of single serve items using a key chain scanner. In media and entertainment, Nielsen Media Research continues to deploy advanced metering technology (such as People Meters and Active/Passive Meters) and expand its measurement of television viewing habits through initiatives capturing digital video recording and video on demand. In addition, we continue to invest in high growth products and services such as integrated television and Internet measurement, and the measurement of media consumption on personal electronic devices, such as downloads for iPods. For example, we recently announced our Anytime Anywhere Media Measurement, (“A2/M2”) initiative to deliver integrated ratings for all forms of video viewing, regardless of the consumption medium. These initiatives along with our expanded consumer analysis capabilities have created significant revenue opportunities and broadened our product offerings. We will continue to focus on developing innovative solutions to provide our clients with increasingly relevant and precise measurement information.

Continue to Expand Globally. We intend to extend our already strong global reach and increase our global leadership. Global reach is increasingly important given our customers’ growth into new markets, and we are well positioned to increase our global presence in each of our operating segments. Our substantial presence in rapidly developing markets such as Brazil, Russia, India and China illustrates our success with this strategy. In 2006, our AGB Nielsen Media Research television audience measurement (“TAM”) joint venture, covering 28 countries, continued its expansion in China, where People Meters are being introduced in 14 provinces, including all major metropolitan areas. Media also has other TAM joint ventures and investments covering an additional 15 countries including in Latin America with IBOPE, and separate ventures in Finland and India.

Optimize our Portfolio of Product Offerings. We will continue to evaluate our products and services to determine the optimal offering given current and forecasted customer demand. We will look to develop businesses that best serve our customers while maintaining a focus on profitability, thereby maximizing our return on invested capital. We will also consider select acquisitions of complementary businesses that would enhance our product portfolio. In addition, we will consider opportunistically divesting operations that we believe to be non-core to our operations. As marketing activities continue to shift from mass to targeted audiences, we believe the optimization of our product portfolio will offer more focused solutions to our clients.

Pursue Transformation Savings and Continue to Reduce Costs. While we have successfully implemented certain initiatives such as the consolidation of certain data processing facilities and off-shoring, we had never undergone a comprehensive company-wide cost savings and integration plan. In November 2005 and in December 2006, we announced our intention to expand current cost-saving programs to all areas of our operations worldwide. The Company further announced strategic changes as part of a major corporate transformation initiative (previously referred to as Project Forward). This transformation initiative is designed to make the Company a more successful and efficient enterprise. As such, the Company is in the process of reducing costs by streamlining corporate functions, centralizing certain operational and information technology functions as well as purchasing, real estate consolidation and expanding the outsourcing or offshoring of certain other operational and production processes. These initiatives are expected to be implemented by the end of 2008 and will lead to a reduction in workforce of approximately 4,000 positions. We estimate that our cost savings initiatives will result in a targeted run-rate savings of approximately $125 million. We estimate that we will incur approximately $175 million in restructuring costs and capital expenditures over the corresponding time period in connection with these savings. In addition, we intend to continue to pursue opportunities to improve our cost structure beyond the scope of our transformation savings initiatives.

Our Business Segments

Consumer Services

Our Consumer Services segment provides essential market research and analysis primarily to businesses in the consumer packaged goods industry. Our Consumer Services segment provides an array of services including retail measurement services (ACNielsen ScanTrack), household consumer panels (ACNielsen Homescan), new product testing (BASES), consumer segmentation and targeting (Spectra) and marketing optimization (ACNielsen Analytical Consulting). We believe these products and services give our customers a competitive advantage in making informed decisions in today’s fast-moving and complex marketplace. Our Consumer Services segment operates in more than 100 countries. We believe one of our primary strengths is our global presence, which is increasingly important in today’s environment as our largest customers operate globally and continue to expand and invest in developing markets.

Consumer Services’ customer base is comprised of the world’s leading consumer packaged goods companies including the Colgate-Palmolive Company, Nestlé S.A., The Procter & Gamble Company and the Unilever Group as well as leading retail chains such as Carrefour, Kroger, Safeway, Tesco and Walgreens. With a broad global customer base and long-standing customer relationships, Consumer Services’ revenues are stable, predictable and highly diversified. In 2006, the average length of our relationships with Consumer Services’ top ten customers was 30 years. These long-term relationships are strengthened by our ability to integrate products and services into customers’ workflow and provide a wide range of comparable and consistent data and analyses. This comparability of information over time enhances our customers ability to use our information in their decision-making and management processes. In addition, our customer service professionals are often located on-site at our customers’ offices, where they assist in analyzing information by providing industry context for better decision-making and in developing strategic and tactical recommendations. Consumer Services’ strength of customer relationships is exemplified by average customer renewal rates in excess of 90% in the U.S. and Europe from 2003 to 2006, which results in high revenue visibility. At the beginning of each fiscal year, more than 50% of the segment’s revenue base for the upcoming year is typically committed under existing agreements. For the fiscal year ended December 31, 2006, Consumer Services generated approximately 57% of our pro forma revenue.

Our Consumer Services segment is comprised of two divisions, ACNielsen and Nielsen Advisory Services. These divisions provide the following services on a global basis: Retail Measurement Services, Consumer Panel Services, Customized Research Services and various other advisory services including new product launch services and consumer targeting and segmentation. While each of these products and services provides significant value on a stand alone basis, they can be combined to provide clients with more enhanced and in-depth analyses.

Retail Measurement Services (“RMS”)

RMS provides customers with information and analytics across 98 countries on competitive sales volumes, market shares, distribution, pricing, merchandising and promotional activities. By combining this detailed information with our in-house expertise and professional assistance we enable our customers to improve their key marketing decisions. We offer these services under our ACNielsen ScanTrack and ACNielsen Market Audit brands.

RMS collects retail sales information from stores using electronic point-of-sale technology and teams of local field auditors. These stores include grocery, drug and discount retailers who, through various cooperation arrangements, share their sales data with us. The method of collection depends upon the sophistication of the retailers’ systems. RMS downloads electronic retail sales information collected by stores through checkout scanners to our servers on a regular basis. Where electronic retail sales information is unavailable, such as in certain developing markets, we collect retail sales information through in-store inventory and price checks conducted by field auditors. Across all of our markets, field auditors collect data regarding product placement in stores, including the facing and positioning on store shelves as well as other information.

RMS quality control systems validate, confirm and correct the collected data. It is then processed into databases and reports by product, brand and category. Customers access RMS databases using proprietary software such as NITRO and WorkstationPlus which allow them to query the databases, conduct customized analysis and generate customized reports and alerts. For example, clients can view and analyze information by specific product categories, geography or retail channel. Information can be accessed through ACNielsen i-Sights which can provide a suite of reports linked to the key business issues of the user. Information can also be accessed online through an extranet web portal, ACNielsen Answers.

Consumer Panel Services (“CPS”)

CPS provides clients with consumer purchasing information, including demographics, based upon individual household consumption. Clients use this information to more precisely target and better segment their consumers. In addition, we are able to use CPS information to augment our retail measurement information in circumstances where we do not collect retail data from certain retailers. CPS primarily offers its services through our ACNielsen Homescan and ACNielsen Homepanel brands.

CPS collects data from household panelists who use in-home scanners to record purchases from each shopping trip. In the U.S., over 100,000 selected households, constituting a demographically balanced sample of U.S. households, participate in the household panel. Data received from CPS household panels undergoes a quality control process, including UPC verification and validation before it is processed into databases and reports. CPS clients may access these databases and perform analysis using our Panelfact proprietary software. In addition, CPS provides clients with templated alerts, dashboards and reports which can be accessed over the Internet or through a desktop application.

Customized Research Services (“CRS”)

CRS provides clients with a suite of customized research services as well as consumer and industry studies. CRS clients are able to use these services and studies to derive information and insights into consumer attitudes and purchasing behavior, to evaluate and understand why marketing campaigns succeed or fail, and to address issues such as promotions, pricing, consumer targeting and marketing mix. CRS is offered through brands such as Winning Brands and ShopperTrends.

CRS collects information through surveys, personal interviews, focus groups, online evaluations, from panels maintained by CRS and third party panel providers. Once information is collected, it is subject to CRS quality control standards and is then processed into databases and reports. CRS provides customized research services and consumer and industry studies to clients through presentations and reports.

New Product Launch Services (BASES)

BASES provides sales forecasts for new products and product restages across a number of industries, particularly in the consumer packaged goods field. Clients use this information to evaluate the sales potential of new products, identify potential customers, forecast sales volume and refine concept design and communication.

BASES maintains panels in several countries and uses third party panel providers to survey consumers. Panelists are exposed to new product ideas and prototypes in order to gauge their interest. BASES quality control systems organize and validate the information it collects. Using this information BASES delivers marketing recommendations and additional diagnostics to help customers refine the product, price and/or their marketing plan.

Consumer Targeting and Segmentation (Spectra)

Spectra provides customers in the consumer packaged goods industry with consumer targeting and segmentation analytics, integrating information about households, geographies and retail shopping locations. Customers use Spectra services, including its proprietary consumer segmentation grid (the Spectra Grid), for category management and media and marketing planning. Spectra uses multiple database sources, including those from ACNielsen, Scarborough and third parties, to develop the Spectra Grid. The Spectra Grid is typically accessed through an extranet web portal, InfiNet.

Analytical Consulting Services (ACNielsen Analytic Consulting or “AAC”)

AAC provides software tools and analysis to help clients make decisions with respect to marketing, marketing investment and pricing and promotion. AAC’s proprietary Decisionsmart software tool enables clients to develop trade planning and promotion schedules and forecasts, interpret outputs of applications and provide recommendations to better drive trade planning and promotions. In addition, AAC consultants with industry expertise assist clients with their marketing decisions.

Site Selection and Consumer Targeting (Claritas)

Claritas provides recommendations on site selection for new retail stores and information for consumer targeting for direct mail campaigns, in each case primarily outside of the consumer packaged goods industry. Clients use Claritas to determine certain characteristics of their potential and existing customers such as where they live and shop, what they buy and how to best reach them. This information contributes to customers’ strategies regarding direct mailing activities at household and individual levels, as well as mass-marketing activities.

Media

Our Media segment is a leading provider of media and entertainment measurement information. The segment measures audiences for U.S. television (Nielsen Media Research), international television (50% ownership of AGB Nielsen Media Research), motion pictures (Nielsen EDI), the Internet (Nielsen BuzzMetrics and Nielsen//NetRatings), outdoor (Nielsen Outdoor) and other media, and tracks sales of music (Nielsen SoundScan) and provides competitive advertising information (Nielsen Monitor-Plus). Using our critical measurement information, media owners, advertising agencies, advertisers and retailers plan and optimize their marketing strategies. Media is particularly strong in the U.S. television audience measurement market where our Nielsen ratings are widely accepted as the “currency” for both buyers and sellers of U.S. television advertising, an industry that had over $64 billion of annual expenditures in 2006 according to the PricewaterhouseCoopers Global Entertainment & Media Outlook. Nielsen Media Research measures television usage both nationally and across all the 210 local television markets in the U.S. Our leading market position in measuring the U.S. television audience has been achieved as a result of continued investment and over 50 years of experience providing customers with accurate measurement.
Media has a diversified customer base, consisting of over 25,000 individual customers including leading broadcast and cable companies such as CBS, Comcast, Disney/ABC, NBC/Universal, News Corp., Time Warner and Univision; leading advertising agencies such as IPG, Omnicom and WPP; leading film studios such as 20th Century Fox, Disney, Paramount and Warner Bros.; and other leading media companies. Media’s business model allows for both high revenue visibility and consistent, predictable growth as a result of multi-year contracts and high contract renewal rates (over 95% in Nielsen Media Research). The average length of Media’s relationships with its top ten customers in 2006 was 32 years. Our customers value the high quality service offerings and technology, which we maintain and improve through continuous innovation and protect via over 100 existing and pending patents in the U.S. alone. For the fiscal year ended December 31, 2006, Media generated approximately 32% of our pro forma revenue.

Our Media segment is comprised of three divisions, Media, Internet Measurement and Entertainment. These divisions provide many different services including television audience measurement, Internet usage measurement and movie box office measurement.

Media

Nielsen Media Research and AGB Nielsen Media Research collectively measure the size and demographic composition of television audiences in 42 countries worldwide. Advertisers use this information to plan television advertising campaigns, evaluate the effectiveness of their commercial messages and negotiate advertising rates. Television broadcasters and cable networks use this information as a tool to establish the value of their airtime and more effectively schedule and promote their programming.

Nielsen Media Research in the U.S. and AGB Nielsen Media Research in countries outside the U.S. collect audience data from demographically balanced samples of randomly selected households. In the U.S., Nielsen Media Research provides three principal ratings services: Measurement of national television audiences (“National Ratings Services”), measurement of local television audiences in each of the 210 designated television markets (“Local Ratings Services”), and measurement of national and local television audiences among Hispanic households (“Hispanic Ratings Services”).

Both Nielsen Media Research and AGB Nielsen Media Research use various methods to collect the data from households including electronic meters and written diaries. Our electronic meters include our standard Set Meter, and Active/Passive Meters. A Set Meter is connected to a television and captures household-level viewing data by monitoring the channel to which the television is tuned. A People Meter is an attachment to a Set Meter which adds functionality to the Set Meter by not only collecting television set tuning data (which channel the set is tuned to) but also the demographics of the audience (who in the household is watching). In 2005, we introduced into our U.S. samples electronic meters based on our next-generation Active/Passive metering technology, which is designed to measure television tuning in a digital environment and has enabled us to reflect time-shifted viewing on digital video recorders in our ratings.

Our National Ratings Services is based on a sample of approximately 12,800 households using People Meters. Approximately 50% of such households are measured using Active/Passive Meters. Our Local Ratings Services use People Meters in the top ten local television markets, a combination of Set Meters and written diaries in the next 46 local television markets, and only written diaries in the remaining 154 local television markets. Three markets will be converting from a combination of Set Meters and written diaries to People Meters in the fourth quarter of 2007. The local television markets in the U.S. where Nielsen uses electronic meters represent approximately 70% of the television households in the U.S.

Information is downloaded from the electronic meters to our servers where it is subject to quality control including digital coding. We then process the information into databases and reports which is then distributed overnight to customers. In addition, our customers can license Nielsen Media Research software which enables them to access, manipulate and customize varying levels of information directly from the Nielsen Media Research database.

In response to the transformation of the television industry into a multi-platform business, in June of 2006, Nielsen Media Research announced the launching of its Anytime Anywhere Media Measurement research and testing program, known as “A2/M2.” This program will develop and deploy technology to measure new ways consumers are watching television, such as on the Internet, outside the home and via cell phones, iPods and other personal mobile devices. Nielsen will continue its focus on providing the most accurate measurement of in-home television viewing through its Active/Passive Meters, but through the A2/M2 initiative will also pursue the measurement of online streaming video and Internet measurement in Nielsen’s People Meter samples, the addition of out-of-home measurement in Nielsen’s People Meter samples, the introduction of electronic measurement in local markets, the development of new meters to measure video viewed on portable media devices and the creation of new methods for measuring viewer “engagement” in television programming.

Advertising Information Services (“AIS”). AIS provides commercial occurrence data and tracks the proportion of all advertising within a product category attributable to a particular brand or advertiser. We measure advertising expenditures, placements and creative content in 22 countries by company, by brand, and by product category across monitored media. Such media include print, outdoor advertising, radio and freestanding inserts as well as television. Customers use this service to manage their media spend by benchmarking their own performance against that of their competitors. We provide Advertising Information Services in the U.S. under our Monitor-Plus brand.

Other Media Services. Our media division also provides a number of other products and services. Standard Rate & Data Service (“SRDS”) collects information on media advertising rates, publishing dates and contact data on media outlets in the U.S. Interactive Market Systems (“IMS”) provides media planning and analysis software to analyze both industry and proprietary research data. The software is used by advertising agencies, advertisers, publishers, broadcasters, other media owners and researchers. IMS software can be used for television, press, radio, outdoor and Internet planning. Nielsen Outdoor measures both consumer exposure to outdoor advertising and outdoor advertising audience demographics. It uses a randomly selected demographically balanced panel of individuals. Using GPS technology, Nielsen Outdoor measures the frequency with which panelists have the opportunity to view certain billboards and other forms of outdoor advertising. Scarborough Research, a joint venture between Nielsen and Arbitron, Inc. (“Arbitron”), measures the lifestyle and shopping patterns, media behaviors, and demographics of consumers in the U.S. A total of 80 local markets are measured at regular intervals through telephone surveys, product booklets and diaries.

Ventures. Nielsen Ventures provides measurement and analysis of sports sponsorship data, product placement and consumer generated word-of-mouth. Nielsen Ventures introduced “Fanlinks” in 2005, a service developed with ACNielsen to link consumers’ sports media consumption to product purchasing. ACNielsen Homescan panelists are surveyed to identify sports fans and their degree of sports entertainment consumption. Survey results are cross-tabulated against purchasing behavior to provide a view of today’s sports fan and how consumption of sports entertainment translates to purchasing behavior. Nielsen Ventures also continues to develop and expand sales of services such as “Placeviews,” which is a software product that enables clients to measure the impact of product placement on television and in movies by identifying which brands are featured, what type of placement is used, when and where the placement occurred and the audience exposure at the time of the placement.

Internet Measurement

Nielsen//NetRatings. On February 5, 2007, Nielsen Media Research, Inc. entered into a merger agreement with NetRatings, Inc. by which Nielsen Media Research would acquire all the NetRatings, Inc. shares of common stock not currently owned by it. On June 22, 2007, the transaction was completed. NetRatings, Inc. gathers data and tracks global online activity. Nielsen//NetRatings’ customers use this data to make informed business decisions regarding their Internet marketing strategies. Nielsen//NetRatings’ services include: Internet audience measurement services (NetView, SiteCensus and Market Intelligence); advertisement measurement services (AdRelevance, Adintelligence and WebRF); and Internet market research services (Homescan Online, which provides integrated views of consumers’ online behavior and offline purchasing patterns, Webintercept and MegaPanel).

Nielsen//NetRatings collects information through panels in locations around the world to measure both at-home and at-work activity. Panelists are recruited through a variety of methods, including random digit dialing and online surveys, as well as through partnerships with local market research providers. Our Megapanel service, for example, tracks Internet usage and buying behavior among more than a million people in countries including the U.S., the United Kingdom, France and Germany. The information Nielsen//NetRatings gathers is used to produce syndicated and custom reports and is made available to clients on a weekly or monthly basis.

Nielsen BuzzMetrics. Recognizing the growing importance of online dialogue and word-of-mouth behavior in consumer decision-making, we acquired 58% of the shares of BuzzMetrics, Inc. in early 2006. On June 4, 2007, we acquired the remaining outstanding shares of BuzzMetrics, Inc. This company tracks, measures and analyzes consumer-generated media on the Internet, including opinions, advice, consumer-to-consumer discussions, reviews, shared personal experiences, photos, images, videos and podcasts, to provide market intelligence to its customers. Internet sources include online forums, boards, blogs and Usenet newsgroups. Consumer-generated media plays an influential role in driving consumer perceptions, awareness and purchase behavior. Consumers often encounter consumer-generated media while researching products during the buying cycle which can help build brand loyalty or, if negative, can lead to brand deterioration.

Entertainment

Nielsen EDI. Nielsen EDI captures box-office results from more than 50,000 movie screens across 14 countries, including, among others, the U.S., Canada and Mexico. Clients use this information in deciding where and for how long a movie will play, as well as the allocation of advertising and promotional dollars. Nielsen EDI tracks movie theater box-office receipts provided by major cinema chains in the U.S. such as AMC, Regal Entertainment Group and National Amusements.

Nielsen SoundScan, Nielsen BookScan and Nielsen VideoScan. Through these brands, we track and report in-store and online retail sales of audio products, books and video entertainment products. Clients use these services to monitor their market share. Each of these businesses compiles point-of-sale data from retailers on a weekly basis and prepares reports which are delivered to clients regularly through an Internet portal.

Nielsen National Research Group (“NRG”). NRG tests movie promotional materials, predicts the gross box office receipts of upcoming and recently released movies and compiles film awareness studies in the U.S. Clients use NRG’s research to develop, or make changes to, their marketing plans. NRG’s clients include major film studios in the U.S. We also offer similar services in Europe, Australia and Japan.

Nielsen Broadcast Data Systems (“BDS”). BDS monitors radio airplay on a continuous basis from 1,600 radio stations in the U.S. This data is used by music labels, radio stations and performing rights organizations to adjust station playlists and to determine marketing spend for various titles. Using patented computer technology, BDS provides daily reporting, and in certain cases real-time reporting, to its client base through the Internet. In certain countries in Europe, Nielsen Music Control provides similar radio airplay monitoring services.

Business Media

Our Business Media segment is one of the largest providers of integrated business-to-business information in the world. The segment has more than 100 trade shows, approximately 100 websites and over 100 print publications and online newsletters, each targeted to specific industry groups. Through 2006, our Business Media segment was comprised of two divisions: Nielsen Business Media U.S. and Nielsen Business Media Europe (“BME”), each with its own trade shows, online media assets and publications. On February 8, 2007, we completed the sale of BME to 3i, a European private equity and venture capital firm. The Company’s financial statements reflect BME’s business as a discontinued operation.

Our Business Media segment is anchored by the U.S. trade show business, which is characterized by high margins, diversified end markets and strong free cash flow. The trade show business operates leading trade shows across a wide range of industries, such as jewelry, general merchandise and kitchen & bath design. In addition, our publications, such as Billboard and The Hollywood Reporter, benefit from leading brand name recognition and established audiences. Customers include professionals and advertisers from a variety of industries including marketing, media, advertising, entertainment, informational technology, career management and finance. For the fiscal year ended December 31, 2006, Business Media generated approximately 11% of our pro forma revenue.

Trade Shows. Each year, we produce approximately 60 trade shows in the U.S., with a total audience of approximately 475,000 and a total booth space of over six million square feet for attendees principally comprised of retailers, distributors and business professionals. Industry leaders use these events to sell existing products and to promote the launch of new products in order to reach decision-makers in their respective industries. Our U.S. trade shows were ranked first in terms of show square footage and first in number of top 200 shows, respectively, in the annual Tradeshow Week rankings of the top 200 U.S. trade shows for 2006. Our portfolio is diversified across a large number of end markets. Leading events include the Hospitality Design Conference and Expo, the Kitchen/Bath Industry Show and Conference, Associated Surplus Dealers/Associated Merchandise Dealers shows, the Interbike International Bike Show and Expo and the JA International Jewelry Summer and Winter Shows.

Online Media & Publications. In the U.S., we publish trade publications and maintain related online sites across various segments including marketing and media, retail trade, construction, real estate, travel, entertainment, health, jewelry and gifts, among others. These publications are distributed to approximately 1.2 million readers. Titles include Billboard, The Hollywood Reporter, Adweek, Brandweek, Film Journal International, Commercial Property News and National Jeweler. Billboard covers leading music artists and the marketing plans for their upcoming releases, including music videos. The Hollywood Reporter is a leading film and entertainment magazine which keeps industry professionals abreast of films that are in production and development. Brandweek and Adweek are leading sources for the latest brand management strategies and tools. The websites related to these titles provide further information on their respective industry groups and developments. Our online media offerings and publications attract brand managers who we then help to build an integrated, business-to-business marketing campaign that reaches retailers through many of the same online and print media.

Trade Show Joint Ventures Outside U.S. We organize over 50 trade shows in the Netherlands and elsewhere in Europe as well as in China and elsewhere in Asia through our joint venture with Jaarbeurs.

Sales and Marketing

Our Consumer Services and Media services typically comprise information, the software tools to access the information and a Client Service team to help interpret the information and ensure that the client derives maximum value. The Client Service team is often located at the client site, and can also be available on an “as needed” basis, either in person or by phone. Client Service is responsible for both managing the client relationship and developing new sales opportunities with the client. The majority of services are usually provided on an ongoing or continuous basis, and therefore typically agreed for multiple years.

Large customers typically subscribe to a market measurement service from Nielsen or one of its competitors, so an important role of Client Service is to focus on client retention and to win business held by competitors. Another key Client Service responsibility within our Consumer Services business, is to sell additional products and services beyond the core measurement services. These additional services include targeting and segmentation (ACNielsen Homescan, Spectra), new product testing (BASES) and other advisory services.

Our large customers often need to monitor their business on a regional or global basis. To meet this need, Nielsen will sometimes assign a senior Client Service professional to be the regional or global account manager. This person may be based at the client’s headquarters building, where he or she can develop relationships with the customer’s senior executives, further enhancing our client relationship. At the same time, many smaller target companies do not subscribe to a continuous measurement service so we also employ a specialist Client Service team to target this market opportunity with offerings tailored to fit the needs of smaller companies.

Marketing activities are focused on strategic marketing, product management, new product development and ensuring that Client Service is well-equipped with information and support materials on Nielsen’s product and service offerings. Marketing strategy is set globally, while marketing activities are managed on a regional basis. Nielsen’s investment in Client Service means that we have personal contact with our clients on a daily basis. Therefore, marketing communications efforts are focused on supporting Client Service with brochures, fact sheets, client advisory boards, websites and, in larger markets, annual conferences and newsletters. Spending on advertising and public relations is not considered key to our business success and is therefore limited.

Competition

Consumer Services

ACNielsen has numerous competitors in its various lines of business throughout the world. Competition includes companies specializing in marketing research, the in-house research departments of manufacturers and advertising agencies, retailers that sell information directly or through brokers, information management and software companies, and consulting and accounting firms. In retail measurement services, ACNielsen’s principal competitor in the U.S. is Information Resources, Inc. Information Resources, Inc. is also active in Europe and, through partial ownership of MEMRB, in Eastern Europe and other geographies. Our consumer panel services, custom research services, and other data and advisory services business have direct and/or indirect competitors, including Taylor Nelson Sofres plc and GFK AG, in many markets in which they operate. Principal competitive factors include innovation, quality, timeliness, reliability and comprehensiveness of data and analytical services, flexibility in tailoring services to client needs, price, and geographic and market coverage.

Media

Nielsen Media Research has maintained a strong leadership position in the television ratings measurement industry in the U.S. There are a number of firms that do qualitative research. Taylor Nelson Sofres plc has taken initial steps toward doing quantitative viewership estimates. Nielsen Media Research’s ratings have been criticized on occasion by various participants in the television industry. This criticism, in part, may increase the likelihood of additional competition in the media research business. Outside of the U.S. AGB Nielsen Media Research faces competition from various competitors in several of the jurisdictions in which it operates. Our other Media businesses also face direct and indirect competition in most markets in which they operate. Principal competitive factors include innovation, quality, timeliness, reliability and comprehensiveness of data and analytical services, flexibility in tailoring services to client needs, price, and geographic and market coverage.

Business Media

The Business Media group faces competition in each of its principal product markets. Typically, there are several competitors that target the same industry sector. Furthermore, trade publications are subject to competition for advertising revenues from other media including the Internet and trade shows. In the U.S., our trade publications face competition principally from Reed Elsevier. The competition for trade shows is highly fragmented, both by product offering and geography. Because of the availability of alternative venues and dates and the ability to define events for particular industry segments, the range of competition for exhibitor spending, sponsorships and attendees is extensive. The trade show business in the Netherlands faces competition from RAI International Communications Group. Trade associations, with strong industry ties, also provide significant competition. The principal competitive factors in Business Media include the quality of information, quality and breadth of services, as well as level of customer support, level of technical expertise and price.

Regulation

Data Protection

Our operations are subject to and affected by data protection laws in many countries. The number of countries in key business jurisdictions with data protection laws has been slowly increasing. Compliance with these laws can impose administrative and operational burdens and other costs, and these are more significant where the data is considered to be sensitive. The consequences of a compliance failure can include civil and criminal sanctions, negative publicity, data being blocked from use, and liability under contractual warranties of compliance.

Data protection laws constrain whether and how personal data may be collected, how it may be used, how it must be stored, and whether and to whom and where it may be transferred. While the laws on personal data vary from country to country, certain basic principles are common to most data protection laws, regardless of region or subject matter. For example, the data subject should receive notice of certain details of what information is being collected, and of its planned use, storage and transfer. Data protection laws usually contemplate some degree of choice on the part of the data subject over the collection and use of personal data. Future uses of personal data generally must conform to the disclosures in the notice that was the basis for consent. Personal data should be maintained in accurate form, and the data subject should have some level of access to the information to ensure accuracy. Finally, these laws generally require sufficient security around the personal data.

In many countries, “personal data” means information relating to an identifiable individual. Data protection laws do not apply to anonymous data, and usually do not apply to information about corporations. Personal data may be characterized as “sensitive” when it reveals information about a person’s health, religion and/or philosophy, politics, race and/or ethnicity, sexual preferences and/or practices, union membership, criminal records, finances, or location. All personal data may be subject to the data protection laws, but “sensitive” personal data typically is more highly regulated than non-sensitive data. Generally this means that for sensitive data the data subject’s consent should be more explicit and more fully informed, and that security measures should be more rigorous.

Our products and services incorporate both non-sensitive and sensitive personal data. Sensitive personal data may be revealed by certain demographic data that is collected and by several of the consumption preferences that are tracked. These preferences include those concerning such items as books, magazines, music, videos, healthcare products and services, religious products and services such as kosher or vegetarian items, Internet activity, and cable/satellite television.

The greater constraints that apply to the collection and use of highly regulated data can have several consequences for us. For example, for panel management the more rigorous consent measures may significantly depress cooperation from panel recruits and increase the administrative and operational burden and costs of panel recruitment and management. That and the more rigorous security measures required can significantly increase costs as compared to those for non-sensitive data. Also affected are products that incorporate data from or enhance the databases of third parties, especially such highly regulated entities as financial, telecommunications, and healthcare institutions. Regulation of data from these sources can either eliminate their availability or increase the cost of using them due to the larger administrative and operational burden and expense associated with the required compliance measures. There also is a greater enforcement focus on highly regulated personal data as compared to non-sensitive data. In the event of a compliance failure there is a relatively higher risk of sanctions, civil and criminal liability, and negative publicity.

In certain cases, regulation of third-party sources of data may offer us a competitive advantage where we are not covered by the regulation. For example, the value of our data on subjects such as video and cable or satellite viewing in the U.S. may be higher due to the fact that U.S. law prohibits the suppliers of those services from disclosing such personal data.

Certain means of data collection are more highly regulated than others. There is a greater regulatory focus on data collection methods that may not always be obvious to the data subject or that otherwise present a higher risk of abuse. Examples include: collecting data online, especially by means of cookies or similar technologies, or directly from children; collecting information by means of radio frequency identification tags; and tracking location, for example by using global positioning satellites or RFID tags. The increased compliance costs associated with these means of data collection may reduce their cost-effectiveness or other advantages. Our product development plans contemplate certain of these data collection methods.

Transfer of data outside the country where it is collected is constrained by many data protection laws, and most significantly by the European Union. This has an impact on how data can be most efficiently managed. For example, these constraints have a bearing on centralized database management, because multinational access to a central database may constitute a transfer of data to the point of access. Cross-border transfers are not flatly prohibited, but the compliance measures that must be implemented before such transfers are permitted impose significant operational burdens and costs. Most of the available compliance measures also increase our exposure to liability in the event of a compliance failure.

Employees

On December 31, 2006, we had approximately 41,000 full and part-time employees worldwide with approximately 13,000 of those being located in the U.S. Of our worldwide employees, approximately 31,000 full and part-time employees were in Consumer Services, approximately 9,000 in Media and over 1,000 in Business Media. Outside of the U.S. a number of our employees are members of Workers Councils or other similar organizations. We believe that our success depends partly on our continuing ability to retain and attract highly qualified technical, sales and management personnel. Although qualified personnel are in high demand and competition exists for their services, we believe that we have been able to retain and attract highly qualified personnel. We believe our relationships with our employees are good. See “Risk Factors—If we are unable to attract, retain and motivate employees, we will not be able to compete effectively and will not be able to expand our business.”

Intellectual Property

We own registered marks for “Nielsen,” “ACNielsen” and several other Nielsen brands and own or have applied for trademark registrations in the U.S. and in numerous jurisdictions outside the U.S. for many of our services and software products. We also have numerous trade secrets relating to data processing that are of material importance to our business. We have a number of registrations of our copyrights and a number of patents and patent applications pending including patents relating to audience measurement systems, broadcast encoding Internet content monitor systems, and automated data collection.

To protect our proprietary services and software, we rely on a combination of contractual provisions, confidentiality procedures and patent, copyright, trademark, service mark and trade secret laws. We also have established policies requiring our personnel and representatives to maintain the confidentiality of our proprietary property. We will continue to apply for software and business method patents on a case-by-case basis and will continue to monitor ongoing developments in the evolving software and business method patent field. See “Risk Factors—Our success will depend upon our ability to protect our intellectual property rights.”

Technology and Operations

Our businesses are supported by an infrastructure that features advanced data processing technologies and services. We use leading technologies to support our proprietary data collection and warehousing systems. Examples include, in-home point-of-sale scanning solutions, Internet-enabled retailer point-of-sale uploads, mobile handheld devices for our retail store auditing teams, proprietary in-home television monitoring capabilities (Set Meter, People Meter, Active/Passive Meter) and Internet-based survey delivery and data capture. Scalable, networked, midrange and mainframe processors manage, manipulate and store this information in highly structured databases. Our delivery and data analysis software platforms enable access to our information products, as well as the ability to download information to the customer’s desktop for use in common spreadsheet and presentation software. We provide these capabilities to our customers and other businesses via consistent, secure and convenient access through Internet-based or dedicated telecommunication links. These technologies and services are supported by data center networks including the Nielsen Media Research Global Technology and Information Center (“GTIC”) in Oldsmar, Florida. The GTIC campus includes our data center and network operations facility. This facility is designed for high-availability, high-performance delivery of information products to our customers and other businesses on a 365 day per year, 24 hour per day, continuous schedule. The GTIC is also designed for high-capacity database operations and is equipped with full Internet backbone networking capability for connectivity to our customers and our other business locations.

Properties and Facilities

We lease property in more than 570 locations worldwide. We also own six properties worldwide, including ACNielsen’s offices in Oxford, United Kingdom, Mexico City, Mexico and Sao Paulo, Brazil. Our leased property includes offices in New York, New York, Oldsmar, Florida, and Markham, Canada. Nielsen Media Research leases property in Oldsmar, Florida which we use as our GTIC. The obligations of Nielsen Media Research under this lease are guaranteed by The Nielsen Company B.V. In addition, Nielsen is subject to certain covenants including the requirement that it meet certain conditions in the event it merges into or conveys, leases, transfers or sells its properties or assets as an entirety or substantially as an entirety to, any person or persons, in one or a series of transactions.

Legal Proceedings

In addition to the legal proceedings described below, we are presently a party to certain lawsuits arising in the ordinary course of our business. We believe that none of our current legal proceedings will have a material adverse effect on our business, financial condition or results of operations.

On June 16, 2005, erinMedia, LLC filed a lawsuit in federal district court in Tampa, Florida. The lawsuit alleges that Nielsen Media Research violated federal and Florida state antitrust laws by attempting to maintain a monopoly in the market for producing national television audience measurement data. The complaint does not specify the amount of damages sought, but does request that the court terminate Nielsen Media Research’s contracts with the four major national broadcast television networks. On November 17, 2005, the court granted Nielsen Media Research’s motion to dismiss in part, and dismissed erinMedia’s affiliated company, ReacTV, and its claims. The case is now in discovery on the remaining claims by erinMedia. On January 11, 2006, erinMedia filed a related action against Nielsen alleging violations of federal and state false advertising and unfair competition law. By order dated January 24, 2007, the court dismissed the action, without prejudice, upon stipulation of the parties. We believe the original action is without merit.

On April 12, 2006, Wrapsidy, LLC filed a lawsuit in California Superior Court in Santa Clara County. The lawsuit originally alleged claims against Nielsen Media Research for violation of the California Franchise Investment Act, misappropriation of trade secrets, unfair competition and business practices, anticipatory breach of contract and other claims arising out of certain contracts between the parties. Wrapsidy also alleges harm arising out of certain contractual and pricing practices of Nielsen Media Research. The complaint does not specify the amount of damages sought and seeks declaratory and equitable relief. On June 26, 2007, Wrapsidy moved to file an amended complaint that omitted the claims for misappropriation of trade secrets, anticipatory breach of contract, relief on implied copyright license and violation of the California Franchise Investment Act, and added claims for violation of the California Unfair Practices Act, intentional interference with prospective economic advantage, intentional interference with contractual relations, relief on modified written contract, specific performance of modified written contract and violation of the California Cartwright Act. By order dated July 19, 2007, the Court denied Wrapsidy’s motion. The case is now in discovery. We believe this action is without merit.

On August 31, 2006 a notice of disagreement was filed by World Directories Acquisition Corp. (“WDA”) against us and certain of our subsidiaries pursuant to the Sale and Purchase Agreement (“SPA”) between the parties dated September 26, 2004 under which our World Directories business was sold. The claim arises in connection with certain post-closing matters under the SPA related to the submission of the completion accounts related to the business. WDA asserts a claim for approximately €44 million and we, in opposition to WDA’s claim, have claimed approximately €8.0 million. The matter has been submitted to arbitration pursuant to the SPA.

D&B Legacy Tax Matters

In November 1996, D&B, then known as the Dun & Bradstreet Corporation (“Old D&B”) separated into three public companies by spinning off the ACNielsen Corporation (“ACNielsen”) and Cognizant Corporation (“Cognizant”) (the “1996 Spin-Off”).

In June 1998, Old D&B changed its name to R.H. Donnelley Corporation and spun-off the Dun & Bradstreet Corporation (“New D&B”), and Cognizant changed its name to Nielsen Media Research, Inc. (“NMR”), now part of Nielsen, and spun-off IMS Health (the “Cognizant Spin”). In September 2000, New D&B changed its name to Moody’s Corporation and spun-off a company now called The Dun & Bradstreet Corporation. In November 1999, Nielsen acquired NMR and in 2001 Nielsen acquired ACNielsen.

Pursuant to the agreements affecting the 1996 Spin-Off, among other things, certain liabilities, including certain contingent liabilities and tax liabilities arising out of certain prior business transactions (the “D&B Legacy Tax Matters”), were allocated among Old D&B, ACNielsen and Cognizant. The agreements provide that any disputes regarding these matters are subject to resolution by arbitration.

As a result of the Cognizant Spin, IMS Health and NMR agreed they would share equally Cognizant’s share of liability arising out of the D&B Legacy Tax Matters.

In connection with the acquisition of NMR, Nielsen recorded in 1999 a liability for NMR’s aggregate liability for payments related to the D&B Legacy Tax Matters. Currently the parties are in arbitration over one tax related dispute. Nielsen believes its provision of $13 million is adequate to cover any remaining liability related to these matters.

MANAGEMENT

The Executive Officers set forth below are responsible for achieving Nielsen’s goals, strategy, policies and results. The supervision of Nielsen’s management and the general course of its affairs and business operations is entrusted to the Supervisory Board, which currently consists of thirteen members. The officers and directors of Nielsen are as follows:

Name	Age	Position(s)
Executive Officers
David L. Calhoun	50	Chairman, Executive Board and Chief Executive Officer
Susan Whiting	50	Executive Vice President
Mitchell Habib	46	Executive Vice President, Global Business Services
Brian J. West	37	Chief Financial Officer
James W. Cuminale	54	Chief Legal Officer
Roberto Llamas	60	Chief Human Resources Officer
David E. Berger	50	Senior Vice President and Corporate Controller
Robert A. Ruijter	56	Executive Advisor to Supervisory Board; Member, Executive Board

Supervisory Board Members
Iain Leigh	50	Director
James A. Quella	57	Director
Michael S. Chae	38	Director
Allan M. Holt	55	Director
James M. Kilts	59	Director
James A. Attwood, Jr.	48	Director
Patrick Healy	40	Director
Lord Clive Hollick	61	Director
Alexander Navab	41	Director
Scott A. Schoen	48	Director
Richard J. Bressler	49	Director
Dudley G. Eustace	71	Director
Gerald S. Hobbs	66	Director

David L. Calhoun. Mr. Calhoun serves as Chairman of the Executive Board and Chief Executive Officer of Nielsen, a position he has held since September 2006. Prior to joining Nielsen, Mr. Calhoun was a Vice Chairman of the General Electric Company and President and CEO of GE Infrastructure, the largest of GE’s six business segments and comprised of Aviation, Energy, Oil & Gas, Transportation, and Water & Process Technologies, as well as GE’s Commercial Aviation Services and Energy Financial Services businesses. From 2003 until becoming a Vice Chairman of GE and President and CEO of GE Infrastructure in 2005, Mr. Calhoun served as President and CEO of GE Transportation, which is made up of GE’s Aircraft Engines and Rail businesses. Prior to joining Aircraft Engines in July 2000, Mr. Calhoun served as president and CEO of Employers Reinsurance Corporation from 1999 to 2000; president and CEO of GE Lighting from 1997 to 1999; and president and CEO of GE Transportation Systems from 1995 to 1997. From 1994 to 1995, he served as President of GE Plastics for the Pacific region. Mr. Calhoun joined GE upon graduation from Virginia Polytechnic Institute in 1979. Mr. Calhoun is currently a member of the Board of Directors of Medtronic, Inc.

Susan Whiting. Ms. Whiting serves as Executive Vice President of Nielsen and Chairman of Nielsen Media Research, a position she has held since January 2007. Ms. Whiting has overall responsibility for global marketing and product leadership across the Company as well as overall strategic responsibility for all Nielsen Media businesses worldwide. Ms. Whiting joined Nielsen Media Research in 1978 as part of its management training program. Since then she has worked in every aspect of the business. In 1997 she was appointed General Manager of National Services and Emerging Markets. In 2001, she was named President and Chief Operating Officer, and nine months later was named CEO. Ms. Whiting serves on the Board of Directors of Wilmington Trust Corporation. She graduated from Denison University with a Bachelor of Arts degree (cum laude) in Economics.

Mitchell Habib. Mr. Habib serves as Executive Vice President, Global Business Services of Nielsen, a position he has held since March 2007. Prior to joining Nielsen, Mr. Habib was employed by Citigroup as the Chief Information Officer of its North America Consumer Business from September 2005 and prior to that it’s North America Credit Cards Division from June 2004. Before joining Citigroup, Mr. Habib served as Chief Information Officer for several major divisions of the General Electric Company over a period of seven years.

Brian J. West. Mr. West serves as the Chief Financial Officer of Nielsen, a position he has held since February 2007. Prior to joining Nielsen, he was employed by the General Electric Company as the Chief Financial Officer of its GE Aviation division from June 2005. Prior to that, Mr. West held several senior financial management positions within the GE organization, including Chief Financial Officer of its GE Engine Services division, from March 2004, Chief Financial Officer of GE Plastics Lexan, from November 2002, and Chief Financial Officer of its NBC TV Stations division. Mr. West is a veteran of GE’s financial management program and spent more than 16 years with GE.

James W. Cuminale. Mr. Cuminale serves as the Chief Legal Officer of Nielsen, a position he has held since November 2006. Prior to joining Nielsen, Mr. Cuminale served for over ten years as the Executive Vice President—Corporate Development, General Counsel and Secretary of PanAmSat Corporation and PanAmSat Holding Corporation. In this role, Mr. Cuminale managed PanAmSat’s legal and regulatory affairs and its ongoing acquisitions and divestitures.

Roberto Llamas. Mr. Llamas serves as Chief Human Resources Officer of Nielsen, a position he has held since June, 2007. In this role he is responsible for all aspects of human resources worldwide. Prior to joining Nielsen, Mr. Llamas was the Chief Administrative Officer for The Cleveland Clinic and prior to that position he maintained a consulting business and was a Managing Partner and the Chief Human Resources Officer at Lehman Brothers. Mr. Llamas holds a Bachelor of Science degree in Marketing Management from California Polytechnic State University and a Masters of Science in Organizational Development from Pepperdine University.

David E. Berger. Mr. Berger serves as Senior Vice President and Corporate Controller of Nielsen, a position he has held since August 2005. In this role he is responsible for accounting, financial reporting, planning and analysis, budgeting and financial systems. Prior to this role, from January 2001, he served as Chief Financial Officer of The Nielsen Company (US), Inc. with responsibility for overseeing the U.S. arm of corporate controlling in addition to being responsible for global purchasing, real estate and financial systems. Prior to joining Nielsen in 2001 he had been employed for almost ten years at Simon and Schuster in varying senior management capacities leaving as Senior Vice President, Finance and Development. Prior to his tenure at Simon & Schuster, Mr. Berger worked at American National Can Company where he was Chief Financial Officer of one of its largest divisions. Mr. Berger started his professional career with the public accounting firm of Touche Ross and Company. Mr. Berger holds a Bachelor of Science in Economics from the University of Pennsylvania and a Masters of Business Administration from the University of Chicago.

Robert A. Ruijter. Mr. Ruijter serves as an Executive Advisor to the Supervisory Board and a member of the Executive Board of Nielsen. In this role he is responsible for advising the Supervisory Board on matters impacting Nielsen. Mr. Ruijter served as our Chief Financial Officer until February 23, 2007. Mr. Ruijter joined Nielsen in 2004 as Chief Financial Officer and as a member of the Executive Board. Prior to joining Nielsen, Mr. Ruijter held a number of positions at various multinationals. In 2001 Mr. Ruijter became CFO and Managing Director of KLM Royal Dutch Airlines. In 2000, he was named Executive Vice President & CFO of Baan Company N.V. after spending seven years with Philips as Director of Finance and Executive Vice President & CFO of Philips Lighting. Before Philips, Mr. Ruijter worked at British Petroleum, PLC in a variety of roles including Managing Director & CEO of BP Sweden. He began his career as a public accountant with Ernst & Young Accountants, and is a Dutch (RA) Chartered Accountant, a U.S. CPA and is a member of the Association of Corporate Treasurers in the United Kingdom.

Iain Leigh. Mr. Leigh has been a member of Nielsen’s Supervisory Board since June 13, 2006. Mr. Leigh is a Managing Partner and Head of the U.S. office of AlpInvest Partners. Prior to joining AlpInvest Partners in 2000, Mr. Leigh was Managing Investment Partner of Dresdner Kleinwort Benson Private Equity and a member of the Executive Committee of the firm’s global private equity business. Prior to that, he led the Restructuring Department within Kleinwort Benson’s Investment Banking division focusing on U.S. leveraged buy-outs and venture capital investments. Before moving to the U.S., Mr. Leigh held a number of senior operating positions in Kleinwort Benson in Western Europe and Asia. Mr. Leigh is a Fellow of the Chartered Association of Certified Accountants, U.K., and holds a Master’s degree in Business Administration from Brunel University, England.

James A. Quella. Mr. Quella has been a member of Nielsen’s Supervisory Board since July 28, 2006. Mr. Quella is a Senior Managing Director and Senior Operating Partner of the Private Equity Group of The Blackstone Group. Prior to joining The Blackstone Group, Mr. Quella was a Managing Director and Senior Operating Partner with DLJ Merchant Banking Partners—CSFB Private Equity. Prior to that, Mr. Quella was Vice Chairman of Mercer Management Consulting and Strategic Planning Associates, its predecessor firm. Mr. Quella is currently a director of Allied Waste, Celanese, Graham Packaging, Michael’s Stores and Houghton Mifflin. Mr. Quella received a B.A. from the University of Chicago/University of Wisconsin Madison and an M.B.A. with Dean’s Honors from the University of Chicago Graduate School of Business.

Michael S. Chae. Mr. Chae has been a member of Nielsen’s Supervisory Board since June 13, 2006. Mr. Chae is a Senior Managing Director of the Private Equity Group of The Blackstone Group. Prior to joining The Blackstone Group in 1997, Mr. Chae worked as an Associate at The Carlyle Group and prior to that he was with Dillon, Read & Co. Mr. Chae is currently a director of Extended Stay America, Michael’s Stores and Universal Orlando and a member of the Board of Trustees of the Lawrenceville School. Mr. Chae graduated magna cum laude from Harvard College, received an M.Phil from Cambridge University and received a J.D. from Yale Law School.

Allan M. Holt. Mr. Holt has been a member of Nielsen’s Supervisory Board since November 23, 2006. Mr. Holt is a Managing Director and Co-head of the U.S. Buyout group of The Carlyle Group. Mr. Holt has extensive private equity investment experience, having most recently led Carlyle’s Global Aerospace, Defense, Technology and Business/Government Services team. Mr. Holt joined Carlyle in 1991. Prior to joining Carlyle, Mr. Holt spent three and a half years with Avenir Group, Inc., an investment and advisory group. Mr. Holt was also previously with MCI Communications Corporation, where, as Director of Planning and Budgets, he managed a group responsible for the development, review and analysis of MCI’s multibillion-dollar financial operating and capital plans. Before joining MCI, he was with Coopers & Lybrand. Mr. Holt is a graduate of Rutgers University and received his M.B.A. from the University of California, Berkeley. Mr. Holt is a member of the Boards of Directors of Fairchild Imaging, Inc., Landmark Aviation, MedPointe, Inc., SS&C Technologies, Inc., Standard Aero, Ltd. and Vought Aircraft Industries, Inc.

James M. Kilts. Mr. Kilts has been a member of Nielsen’s Supervisory Board since November 23, 2006. Mr. Kilts is a founding partner of Centerview Partners. Prior to joining Centerview Partners, Mr. Kilts was Vice Chairman of the Board, The Procter & Gamble Company. Mr. Kilts was formerly Chairman of the Board, Chief Executive Officer and President of The Gillette Company before the company’s merger with Procter & Gamble in October 2005. Prior to Gillette, Mr. Kilts had served at different times as President and Chief Executive Officer of Nabisco, Executive Vice President of the Worldwide Food group of Philip Morris, President of Kraft USA and Oscar Mayer, President of Kraft Limited in Canada, and Senior Vice President of Kraft International. A graduate of Knox College, Galesburg, Illinois, Mr. Kilts earned a Master of Business Administration degree from the University of Chicago. Mr. Kilts is currently a member of the Board of Directors of Met Life, The New York Times, and MeadWestvaco as well as a member of Citigroup’s International Advisory Board. Mr. Kilts also serves on the Board of Trustees of Knox College and the University of Chicago and as Chairman of the Advisory Council of the University of Chicago Graduate School of Business.

James A. Attwood, Jr. Mr. Attwood has been a member of Nielsen's Supervisory Board since July 28, 2006. Mr. Attwood is a Managing Director of The Carlyle Group and Head of the Global Telecommunications and

Media group. Prior to joining Carlyle, Mr. Attwood was with Verizon Communications, Inc. and GTE Corporation. Prior to GTE, he was with Goldman, Sachs & Co. Mr. Attwood serves as a member of the Boards of Directors of Hawaiian Telcom, Insight Communications and WILLCOM, Inc. Mr. Attwood graduated summa cum laude from Yale University with a B.A. in applied mathematics and an M.A. in statistics and received both J.D. and M.B.A. degrees from Harvard University.

Patrick Healy. Mr. Healy has been a member of Nielsen’s Supervisory Board since June 13, 2006. Mr. Healy is a Managing Director of Hellman & Friedman and leads the firm’s London office. Mr. Healy’s primary areas of focus are the media, financial and professional services industries and the firm’s European activities. Prior to joining Hellman & Friedman in 1994, Mr. Healy was with James D. Wolfensohn Incorporated and Consolidated Press Holdings in Australia. Mr. Healy is currently a director of DoubleClick, Inc., Mondrian Investment Partners, The Nasdaq Stock Market, Inc., entities affiliated with Gartmore Investment Management plc, the Nielsen Companies and oversees the firm’s investment in Axel Springer AG.

Lord Clive Hollick. Lord Hollick has been a member of Nielsen’s Supervisory Board since July 28, 2006. Lord Hollick is a Member at Kohlberg Kravis Roberts & Co., where he heads the Media industry team in Europe. Prior to joining Kohlberg Kravis Roberts & Co. in 2005, Lord Hollick was CEO of United Business Media. Lord Hollick is currently the Chairman of SBS Broadcasting, a senior director of Diageo plc and a director of Honeywell Inc. Lord Hollick received a B.A. from Nottingham University.

Alexander Navab. Mr. Navab has been a member of Nielsen’s Supervisory Board since June 13, 2006. Mr. Navab is a Member at Kohlberg Kravis Roberts & Co., where he heads the Media and Communications industry team. Prior to joining Kohlberg Kravis Roberts & Co. in 1993, Mr. Navab was with James D. Wolfensohn Incorporated and prior to that he was with Goldman, Sachs & Co. Mr. Navab is currently a director of Visant. Mr. Navab received a B.A. with Honors, Phi Beta Kappa, from Columbia College and an M.B.A. with High Distinction from the Harvard Graduate School of Business Administration.

Scott A. Schoen. Mr. Schoen has been a member of Nielsen’s Supervisory Board since June 13, 2006. Mr. Schoen is a Co-President of Thomas H. Lee Partners. Prior to joining Thomas H. Lee Partners in 1986, Mr. Schoen was with the Private Finance Department of Goldman, Sachs & Co. Mr. Schoen is currently a director of Simmons Company and Spectrum Brands, Inc. He is a member of the Board of Trustees of Spaulding Rehabilitation Hospital Network. He is also a member of the Board of Advisors of the Yale School of Management and a member of the Yale Development Board. Mr. Schoen received a B.A. in History from Yale University, a J.D. from the Harvard Law School and an M.B.A. from Harvard Graduate School of Business Administration. Mr. Schoen is a member of the New York Bar.

Richard J. Bressler. Mr. Bressler has been a member of Nielsen’s Supervisory Board since July 28, 2006. Mr. Bressler joined Thomas H. Lee Partners as a Managing Director in 2006. From May 2001 through 2005, Mr. Bressler was the Senior Executive Vice President and Chief Financial Officer of Viacom Inc. Before joining Viacom, Mr. Bressler was Executive Vice President of AOL Time Warner Inc. and Chief Executive Officer of AOL Time Warner Investments. Prior to that, Mr. Bressler served in various capacities with Time Warner Inc., including as Chairman and Chief Executive Officer of Time Warner Digital Media, and Executive Vice President and Chief Financial Officer of Time Warner Inc. Before joining Time Inc., Mr. Bressler was a partner with Ernst & Young. Mr. Bressler serves on the Boards of Warner Music Group, Gartner, Inc. and American Media, Inc. In addition, he serves as Chairman for the Center for Communication Board, the Duke University Fuqua School of Business’s Board of Visitors, New School University’s Board of Trustees, the J.P. Morgan Chase National Advisory Board and the Columbia University School of the Arts Deans’ Council. Mr. Bressler holds a B.B.A. in Accounting from Adelphia University.

Dudley G. Eustace. Mr. Eustace has been a member of Nielsen’s Supervisory Board since June 13, 2006. Mr. Eustace currently serves as the chairman of the supervisory board of Smith & Nephew Plc., the vice chairman of the supervisory board and chairman of the audit committee of Royal KPN N.V., the chairman of the supervisory board and chairman of the nominating committee of Aegon N.V., the vice chairman of the supervisory board and chairman of the audit committee of Hagemeyer N.V., a member of the European Advisory Council of NM Rothschild & Sons, a member of the supervisory board of Stork N.V., a member of the board of Charterhouse Vermorgensbehler B.V. and a member of the board of Providence Capital N.V.

Gerald S. Hobbs. Mr. Hobbs has been a member of Nielsen’s Supervisory Board since January 2004. Mr. Hobbs was formerly a Vice Chairman of Nielsen’s Executive Board from 1999 until 2003. Mr. Hobbs is a Managing Director at Boston Ventures, Inc., which he joined in January 2005 as a partner. In addition, Mr. Hobbs is currently a director of The Bureau of National Affairs, Inc., Medley Global Advisors, LLC, New Track Media and the Advertising Council.

Committees of the Board of Directors

The Supervisory Board established and maintains three committees through which it has authorized designated members of the Board to act: the Executive Committee, the Audit Committee and the Compensation Committee. The Executive Committee, consisting of Messrs. Navab (as Chairman), Attwood, Chae, Healy and Schoen, is authorized to act for the Supervisory Board between its regular meetings, subject to Board notification requirements.

In general, the Audit Committee, consisting of Messrs. Bressler (as Chairman), Healy, Hobbs and Quella, recommends the appointment of an external auditor and oversees the work of the external and internal audit functions, provides compliance oversight, establishes auditing policies, reviews and assesses the financial results relating to Nielsen’s transformation initiative, discusses the results of the annual audit, critical accounting policies, significant financial reporting issues and judgments made in connection with the preparation of the financial statements and related matters with the external auditor and reviews earnings press releases and financial information provided to analysts and ratings agencies.

The Compensation Committee, consisting of Messrs. Schoen (as Chairman), Attwood, Chae, Navab and Healy, is responsible for setting, reviewing and evaluating our compensation, and related performance and objectives, of our senior management team.

Code of Ethics

We have a code of ethics (the “Code of Ethics”) that applies to all of our employees, including our principal executive officer, our principal financial officer and principal accounting officer, or persons performing similar functions. These standards are designed to deter wrongdoing and to promote honest and ethical conduct.

Compensation Discussion and Analysis

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to our chief executive officer, our former chief executive officer (who resigned from office on June 13, 2006), our principal financial officer, and our three other most highly compensated executive officers in 2006. These individuals are referred to as the “Named Officers.”

Our executive compensation programs are determined and approved by our Compensation Committee. None of the Named Officers are members of the Compensation Committee or otherwise had any role in determining the compensation of other Named Officers, with the exception of our Chief Executive Officer David Calhoun, who has a role in determining the compensation of Susan Whiting, an executive vice president.

Executive Compensation Program Objectives and Overview

The Compensation Committee reviews Nielsen’s executive compensation program to ensure that:

•	The program adequately rewards performance which is tied to creating stockholder value; and

•

The program is designed to achieve Nielsen’s goals of promoting financial and operational success by attracting, motivating and facilitating the retention of key employees with outstanding talent and ability.

Nielsen’s executive compensation is based on three components, which are designed to be consistent with the Company’s compensation philosophy: (1) base salary; (2) annual incentive bonuses; and (3) long-term stock awards, including stock options and occasional awards of restricted stock units (“RSUs”), that are subject to performance-based and time-based vesting requirements. Senior management is asked to invest in the Company to ensure alignment with other owners, and stock options and RSUs are granted when an investment is made. Nielsen also provides certain perquisites to Named Officers. Severance benefits are provided to Named Officers whose employment terminates under certain circumstances. These benefits are described in further detail below in the section entitled “Potential Payments upon Termination.”

In structuring executive compensation packages, the Committee considers how each component promotes retention and/or motivates performance by the executive. Base salaries, perquisites, severance and other termination benefits are all primarily intended to attract and retain qualified executives. These are the elements of our executive compensation program where the value of the benefit in any given year is not dependent on performance (although base salary amounts and benefits determined with reference to base salary may increase from year to year depending on performance, among other things). We believe that to attract and retain senior executives, we must provide them with predictable benefit amounts that reward their continued service. Some of the elements, such as base salaries and perquisites, are generally paid out on a short-term or current basis. Other elements, such as benefits provided upon retirement or other terminations of employment, are generally paid out on a longer-term basis. We believe that this mix of short-term and long-term elements allows us to achieve our goals of attracting and retaining senior executives.

Our annual bonus opportunity is primarily intended to motivate Named Officers’ performance to achieve specific strategies and operating objectives, although we also believe it helps us attract and retain senior executives. Our long-term equity incentives are primarily intended to align Named Officers’ long-term interests with stockholders’ long-term interests, and we believe they help motivate performance and help us attract and retain senior executives. These are the elements of our executive compensation program that are designed to reward performance and the creation of stockholder value. Annual bonuses are paid out on an annual basis and are designed to reward performance for that year. Equity incentives are designed to reward performance on a long-term basis.

The Committee believes that performance-based compensation such as annual bonuses and long-term equity incentives play a significant role in aligning management’s interests with those of Nielsen’s stockholders. For this reason, these components of compensation constitute a substantial portion of compensation for our senior executives. Our compensation packages are designed to promote teamwork, initiative and resourcefulness by key employees whose performance and responsibilities directly affect the Company’s results of operations.

We generally do not adhere to rigid formulas or necessarily react to short-term changes in business performance in determining the amount and mix of compensation elements. We consider competitive market compensation paid by other companies, such as client companies and those in our specific industries, but we do not attempt to maintain a certain target percentile. Historically, the Company has considered the following companies as peers for purposes of benchmarking certain executive compensation practices: GfK, IMS Healh, McGraw-Hill, Pearson, Primedia, Reed Elsevier, WPP, Taylor Nelson Sofres and Wolters Kluwer. However, reference to these companies’ compensation practices is not systematic and we do not focus on any one particular component of compensation when reviewing their practices. These companies were selected because they are either direct competitors of ours or are engaged in related businesses. We incorporate flexibility into our compensation programs to respond to and adjust for changing business conditions. We believe that our short-term and long-term incentives provide the appropriate alignment between the interests of our owners and management.

Current Executive Compensation Program Elements

Base Salaries

We view base salary as a factor in our compensation package specifically related to retaining and attracting talented employees. In determining the amount of base salary that each Named Officer receives, we look to the rate of pay that the executive has received in the past, whether the executive’s position or responsibilities associated with his or her position have changed, if the complexity or scope of his or her responsibilities has increased, and how his or her position relates to other executives and their rate of base salary. Base salaries are reviewed annually or at some other appropriate time by the Compensation Committee and may be increased from time to time pursuant to such review. In determining base salary levels, the Committee considers Mr. Calhoun’s recommendations with respect to salary levels for Named Officers other than himself.

The Committee believes that the base salary levels of the Company’s senior executives are reasonable in view of competitive practices, Nielsen’s performance and the contribution and expected contribution of those executives to the Company’s performance. As described below under “Employment Agreement with Mr. David Calhoun,” Nielsen has entered into an employment agreement with Mr. Calhoun that sets his level of base salary. Ms. Whiting’s salary was increased in November 2006 to reflect her new responsibilities as an Executive Vice President of the Company.

Annual Bonuses

Historically, annual incentive bonuses have been awarded to senior executives based upon multiple performance criteria, including evaluations of personal job performance and performance measured against objective business criteria. For the year ended December 31, 2006, the following factors were considered in determining annual bonuses for our senior executives: profit as represented by EBITDA, revenue performance, cost savings, and an assessment of the executive’s job performance for 2006. For 2006, each of our Named Officers had the opportunity to receive an annual bonus with a pre-established target payout assuming the achievement of 100 percent of each performance goal, with the ability for the Compensation Committee to adjust the actual bonus paid in its discretion to account for the executive’s personal qualitative performance. For Mr. Calhoun, the target payout was equal to his base salary, pursuant to his employment agreement (discussed below). Actual bonus payouts were subject to increase above the target payout if actual performance exceeded the performance goal and subject to decrease below the target payout if actual performance was less than the performance goal. For example, for the performance targets related to EBITDA and revenue, for each one percent by which the actual results surpassed the performance goal, the actual payout is increased by five percent above the target payout. For each one percent by which the actual results fell short of the performance goal, the actual payout is decreased by five percent.

The tables below set forth the pre-established target payout for each Named Officer, the relative weighting of each performance target as a factor in the Named Officer’s bonus, the target amount of each performance metric, the actual achievement of the metric, and the resulting bonus paid.

Rob Ruijter/David Calhoun. The target payouts for each of Mr. Ruijter and Mr. Calhoun, assuming performance for a full year, is as follows: Mr. Ruijter €470,000, Mr. Calhoun $1,500,000.

	Weighting	Target Amount (€ millions)	Actual Amount Achieved (€ millions)	Actual Payout (as a % of the applicable portion of the Named Officer’s target payout)
Management EBITDA(1)	60%	718	748	120%
Cost-Savings Goals(2)	30%	15	18	125%
Revenue(3)	10%	3,671	3,602	95%

(1)

Management EBITDA is based on International Financial Reporting Standards and reported in EUROs for the 2006 fiscal year. The International Financial Reporting Standards was the principal reporting standard used at the time the bonus targets were established. The calculation of the actual payout amount achieved excludes the impact of foreign exchange, the deferred revenue adjustment, restructuring and transaction related items and includes the results of Business Media Europe.
(2)	A pre-condition to fulfilling the Cost-Savings Goals component of the annual bonus was the establishment of a plan for future cost savings. Such a plan was established, so this requirement was fulfilled, and the successful establishment of this plan was rewarded by an actual payout of 125% of target payout.
(3)	Revenue is based on International Financial Reporting Standards and reported in EUROs. The International Financial Reporting Standards was the principal reporting standard used at the time the bonus targets were established. The calculation of the actual payout amount achieved excludes the impact of foreign exchange and the deferred revenue adjustment.

Steven Schmidt. Mr. Schmidt’s target payout was $500,000, assuming a full year of service.

	Weighting	Target Amount (€ millions)	Actual Amount Achieved (€ millions)	Actual Payout (as a % of the applicable portion of the Named Officer’s target payout)
Management EBITDA(1)	12%	718	748	120%
Division EBITDA(4)	48%	314	315	100%
Cost-Savings Goals(2)	30%	15	18	125%
Division Revenue(5)	10%	1,970	1,913	100%

Susan Whiting. Ms. Whiting’s target payout was $587,500, assuming a full year of service.

	Weighting	Target Amount (€ millions)	Actual Amount Achieved (€ millions)	Actual Payout (as a % of the applicable portion of the Named Officer’s target payout)
Management EBITDA(1)	12%	718	748	120%
Division EBITDA(4)	48%	313	326	120%
Cost-Savings Goals(2)	30%	15	18	125%
Division Revenue(5)	10%	1,055	1,067	100%

In addition to the quantitative performance metrics described above, the Compensation Committee has the discretion to increase or decrease bonuses based on its assessment of the executive’s personal qualitative performance. For 2006, no Named Officer received such an increased or decreased bonus based on the Committee’s assessment of each of their personal qualitative performance.

(4)	Division EBITDA is based on International Financial Reporting Standards and reported in EUROs. The International Financial Reporting Standards was the principal reporting standard used at the time the bonus targets were established. For Mr. Schmidt, the applicable division is the Consumer Services Group. For Ms. Whiting, the applicable division is the Media Group. The calculation of the actual payout amount achieved excludes the impact of foreign exchange and the deferred revenue adjustment.

(5)	Division revenue is based on International Financial Reporting Standards and reported in EUROs. The International Financial Reporting Standards was the principal reporting standard used at the time the bonus targets were established. For Mr. Schmidt, the applicable division is the Consumer Services Group. For Ms. Whiting, the applicable division is the Media Group. The calculation of the actual payout amount achieved excludes the impact of foreign exchange and the deferred revenue adjustment.

As per each of their employment agreements, Dr. Doppelt and Mr. van den Bergh received an annual bonus based on their applicable target payouts of $500,000 and $778,500, respectively, and pro-rated to reflect the number of days they were with Nielsen during 2006.

We believe that focusing on bottom-line operating performance will result in a high-performing company over the long-term. Focusing on revenue performance will help ensure that Nielsen continues to grow and continues to be a leader in the markets we serve. We believe that focusing on cost efficiencies will allow us to free up resources to be invested in future, profitable growth. For 2007, the factors that will be considered in determining annual bonuses for our senior executives will include profit as represented by EBITDA, revenue performance and an assessment of the executive’s job performance for 2007 and additional factors that may be considered as determined by the Compensation Committee. The Compensation Committee has determined that cost savings goals will no longer be a direct factor in the determination of annual bonuses for 2007. The quantitative performance metrics will be weighted as follows for the determination of the 2007 annual bonus: 75% on the achievement of EBITDA targets and 25% on the achievement of revenue targets. The targeted payout for each Named Officer ranges from 100% to 200% of his or her base salary. The calculation of the EBITDA and revenue targets will be determined using a similar methodology as was used to determine 2006 targets, so that the ability to achieve these targets by our executives will be consistent with past years. Based on currently available information, it is anticipated that the target annual performance levels for fiscal year 2007 are reasonably obtainable by the named officers.

Under his employment agreement, Mr. Calhoun’s annual bonus ranges from 0% to 200% of his base salary with a target bonus of 100%. For 2006, he was guaranteed a prorated bonus payment no less than his target bonus multiplied by the percentage of the year he was employed. His actual bonus for a given year is determined by the Committee based on his performance and the performance of the Company for that year as described above.

Signing Bonuses

In certain circumstances, the Compensation Committee may grant signing bonuses to new executives in order to attract talented employees for key positions. The amount of the signing bonuses are determined on the facts and circumstances applicable to the new hire. During 2006, Mr. Calhoun joined us as Chief Executive Officer. In connection with attracting Mr. Calhoun to join our Company, the Compensation Committee granted him a signing bonus in the amount of $10,613,699, payable in approximately equal installments annually through 2011. The full amount of the signing bonus is not fully vested and Mr. Calhoun is not entitled to receive the full amount of each annual installment unless he has held his position throughout the respective installment period. In determining the amount of Mr. Calhoun’s signing bonus, the Compensation Committee considered the following factors: attracting a highly talented candidate for the position, alleviating some of the inherent uncertainties resulting from Mr. Calhoun’s employment with a new organization, mitigating certain of the negative effects of Mr. Calhoun’s departure from his former employer and compensating Mr. Calhoun based on his extensive executive leadership experience and the responsibilities associated with his positions with the Company. The Compensation Committee believes that the amount of the signing bonus awarded to Mr. Calhoun is warranted in light of the factors discussed above.

Special One-Time Bonuses/Awards

Valcon Acquisition-related Bonuses

In recognition of the efforts of certain Named Officers in connection with the additional workload and responsibilities surrounding the Valcon Acquisition, we granted each of Mr. Ruijter, Mr. Schmidt and Ms. Whiting a special one-time award. The amounts of these special one-time awards were determined by the Compensation Committee and were based on the Committee’s determination of the individual’s contributions to and impact on the Company in connection with consummation of the Valcon Acquisition. The various amounts are set forth in footnote 4 to the Summary Compensation Table below.

Make Whole Award to Mr. Calhoun

In connection with entering into his employment agreement Mr. Calhoun became entitled to payments to make him whole for previous awards of stock and options forfeited upon leaving his prior employer. The employment agreement entitles Mr. Calhoun to a cash lump sum payment of $20,000,000, less the amount of any payments made by his prior employer in connection with his termination of employment. The lump sum amount paid to Mr. Calhoun pursuant to this make whole arrangement was $18,840,627. The amount of this make whole payment was determined by the Compensation Committee and was based on the Committee’s determination of competitive compensation in light of Mr. Calhoun’s circumstances.

Long-Term Incentive Equity Awards

Nielsen’s policy is that the long-term compensation of its senior executives should be directly linked to the value provided to stockholders. Therefore, Nielsen historically made annual grants of stock options and, in some cases, RSUs to provide incentives to our executives to increase the value of our common stock. Since the Company was in serious negotiations to be purchased by the Sponsors, the Company decided not to make stock option grants in March 2006, as was its normal practice. According to the terms of the merger protocol, all ‘in-the-money’ stock options were cancelled and a cash payment was made to the option-holders in an amount equal to the excess of the purchase price per share over the exercise price of each option grant multiplied by the number of options granted.

Mr. Ruijter was a participant in the 2005-2007 Executive Board Long-Term Incentive Plan. This plan provided for an initial grant of RSUs which was increased to reflect the Company’s outperformance of the applicable EBITDA, total shareholder return and individual targets. The final value of the RSUs was based on the tender offer price of €29.50 which was determined to be the fair value of our common stock per the terms of the acquisition.

As described more fully below under “2006 Stock Acquisition and Option Plan”, equity awards are currently provided through common stock, stock options and, in limited circumstances, RSUs. Executives selected to participate in the plan are asked to invest in the Company by purchasing common stock. The amount initially requested is based upon the executive’s position in the organization, their impact on the organization and projected future impact. Once the executive purchases common stock at the fair market value as determined by the Compensation Committee, a designated number of stock options are granted to the executive. The large majority of these options are granted at an exercise price equal to the ‘fair market value’ as determined by the Committee, while a smaller amount are granted at an exercise price equal to 2 times the ‘fair market value’. These stock options are 50% time-vested while the remaining 50% are performance-vested. For the time-vested options, 5% are vested on the grant date and 19% are vested on December 31 of each of the five anniversaries of December 31, 2006. For the performance-vested options, 5% are vested on the grant date, and 19% are vested on December 31 of each of the five anniversaries of December 31, 2006 should the Company meet or exceed its targeted EBITDA performance in that year. If the EBITDA target is not met, that portion of the performance-vested options can vest in a future year if the multi-year cumulative EBITDA targets are met in the future year.

Executive Equity Participation Plan

Prior to the Transactions, the Company maintained an equity participation plan under which designated executives were permitted to defer a portion of their annual bonus and, instead, receive RSUs. Each RSU represented the right to one common share of the Company, to be transferred to the employee three years from the grant date. The Company matched each deferred bonus RSU with an additional RSU. The bonus RSUs were fully vested when received and the matching RSUs were to vest three years after the award of the initial bonus. As a result of the link with the annual bonuses, the granting of RSUs under the plan was conditional on the attainment of certain performance criteria in the year prior to the grant. Upon the acquisition of the Company, all outstanding RSUs were vested, the plan was terminated and cash was distributed to the holders of outstanding RSUs based on the tender offer price of €29.50.

2006 Stock Acquisition and Option Plan

On December 7, 2006, Valcon adopted the 2006 Stock Acquisition and Option Plan for Key Employees of Valcon Acquisition Holding B.V. and its subsidiaries (the “2006 Equity Plan”). The 2006 Equity Plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, purchase stock, restricted stock, dividend equivalent rights, and other stock-based awards to designated employees of Valcon and its affiliates. A maximum of 26,100,000 shares of common stock of Valcon may be subject to awards under the 2006 Equity Plan. The number of shares issued or reserved pursuant to the 2006 Equity Plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by awards that terminate or lapse and shares delivered by a participant or withheld to pay the minimum statutory withholding rate, in each case, will again be available for grant under the 2006 Equity Plan. Shares of common stock that are acquired pursuant to the 2006 Equity Plan will be subject to the Management Stockholder’s Agreement. With the exception of Mr. Calhoun who purchased shares and was granted stock options pursuant to the terms of his employment agreement, none of the Named Officers purchased stock or were granted options under the plan in 2006.

Perquisites

We provide our Named Officers with perquisites, reflected in the “All Other Compensation” column of the Summary Compensation Table and described in the footnotes thereto. We believe that these are reasonable, competitive and consistent with our overall compensation program. The cost of these benefits is a small percentage of the overall compensation package but allow the executives to work more efficiently. We provide financial and tax preparation services, executive physicals and car allowances. Where necessary for business purposes, we also provide reimbursement for private club membership.

Severance and Other Benefits Upon Termination of Employment

Nielsen believes that severance protections play a valuable role in attracting and retaining key executive officers. Accordingly, Nielsen provides these protections to its senior executives. Beginning in 2007, these protections are offered in conjunction with participation in the company’s 2006 Equity Plan. In the case of Mr. Calhoun, however, these benefits are provided under his employment agreement which is described in further detail below under the section ‘Employment Agreement with Mr. David L. Calhoun’. The Compensation Committee considers these severance protections an important part of an executive’s compensation.

Termination Protection Agreements

Prior to the Transactions, we entered into termination protection agreements with each of our Named Officers (except Mr. Calhoun) and with certain of our current and former executive officers. Under each of the termination protection agreements, upon a change of control (including the Transactions), any time periods, conditions or contingencies relating to the exercise or realization of, or lapse of restrictions under, any outstanding equity incentive award was automatically accelerated or waived. In addition, if the officer’s employment was terminated by us without “cause” or by the officer for “good reason,” as those terms are defined in the agreement, within two years following a change of control, the officer will be entitled to receive severance benefits including a lump sum amount equal to (a) the sum of two times, or, in certain cases, three times, (1) the officer’s annual base salary at the rate in effect for the year of termination (or, if higher, the rate in effect immediately prior to the change of control) and (2) his or her average annual bonus earned for the two calendar years prior to the year in which the termination date occurs (or, if higher, the year in which the change of control occurred) and (b) the officer’s target annual bonus and any outstanding long term incentive awards (at target), in each case prorated for the portion of the performance period elapsed through the date of termination.

Each agreement also contains a tax gross-up provision; if the officer incurs any excise tax by reason of his or her receipt of any payment that constitutes an excess parachute payment as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), the officer will receive a gross-up payment in an amount that would place the officer in the same after-tax position that he or she would have been in if no excise tax had applied.

However, under certain conditions, rather than receive a gross-up payment, the payments payable to the officer will be reduced so that no excise tax is imposed. As a condition to receiving any payments or benefits under the agreements, the officers must execute a general release of claims in respect of their employment with us.

As noted below, due to the departure of certain of the officers named in our compensation table, the compensation and benefits under the termination protection agreements were triggered and became or will become payable.

On October 25, 2006, Nielsen entered into a separation agreement with Mr. Earl Doppelt, Nielsen’s former Executive Vice President and Chief Legal Officer, who resigned effective November 10, 2006. Under the terms of the separation agreement, Mr. Doppelt received: (i) an amount of $3,502,500 in a lump sum cash payment equal to three times his base salary and two-year average bonus, a pro-rata portion of his 2006 targeted annual bonus ($430,137), and a pro-rata portion of the payments from Nielsen’s 2005—2006 and 2006—2007 long-term incentive plans ($680,136); and (ii) continued medical benefits coverage for up to 3 years.

On March 5, 2007, Nielsen entered into a separation agreement with Mr. Steve Schmidt, the former President and Chief Executive Officer of Nielsen’s Consumer Services segment, who resigned effective March 31, 2007. On April 20, 2007, Nielsen entered into a separation agreement with Mr. Robert Ruijter, the former Chief Financial Officer of Nielsen and current Executive Board member and advisor to the Supervisory Board, who will resign effective September 30, 2007.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has served as one of our officers or employees at any time. No member of the Compensation Committee has had any relationship with us requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. None of our executive officers has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other organization, one of whose executive officers served as a member of our Board or Compensation Committee.

Summary Compensation Table

The following table presents information regarding compensation of our principal executive officer, our former chief executive officer who resigned in 2006, our principal financial officer, and our three other most highly compensated executive officers during 2006. These individuals are referred to as “Named Officers”. Previously, Nielsen was not a reporting company subject to Regulation S-K, therefore Nielsen has applied the rule prospectively, beginning in 2006.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($)(1) (f)	Non-Equity Incentive Plan Compensation ($)(2) (g)	Change in Pension Value and Nonquali- fied Deferred Compensa- tion Earnings ($) (h)	All Other Compen- sation ($)(3)(4) (5)(7)(8)(9) (i)	Total ($) (j)
David Calhoun Chief Executive Officer	2006	$415,385	$600,000	$—	$5,507,468	$—	$—	$19,574,188	$26,097,041
Rob Ruijter Chief Financial Officer	2006	$582,592	$732,745	$—	$—	$—	$314,098	$2,652,445	$4,281,880
Earl Doppelt (5) Former Chief Legal Officer	2006	$461,712	$430,137	$—	$—	$680,136	$22,792	$6,745,848	$8,340,625
Steven Schmidt (6) President and CEO, Consumer Services Group	2006	$542,769	$549,500	$—	$—	$1,200,000	$181,575	$2,506,897	$4,980,741
Susan Whiting Executive Vice President	2006	$575,577	$702,063	$—	$—	$432,000	$31,846	$2,612,655	$4,354,141
Rob van den Bergh (7) Former Chief Executive Officer	2006	$411,807	$349,792	$—	$—	$879,108	$162,204	$7,673,935	$9,476,846

(1)

Mr. Calhoun’s amount represents the fair market value of options awarded in November 2006, calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment.” For a discussion of the assumptions and methodologies used to value the awards reported in column (f), please see the discussion of option awards contained in Note 13 “Shared-Based Compensation” to the Company’s consolidated financial statements, included as part of this Registration Statement.

(2)	Represents cash-based long-term incentive plans for each executive; Mr. Doppelt includes amounts from a 2005-2006 plan and a prorated amount for 2006-2007 plan; Mr. Schmidt includes amount for 2004-2006; Ms. Whiting includes amount for 2005-2006; Mr. van den Bergh includes prorated amount for 2005-2007 plan.

(3)	Includes special incentives paid in relation to the sale of Nielsen plus executive benefits including automobile allowances, financial/tax planning, executive medical and club dues, except for Mr. Calhoun. Mr. Calhoun’s amount includes the one-time award granted to make up for forgone equity benefits at his former employer and executive benefits, including attorney’s fees in negotiating his employment agreement. All executives, excluding Mr. Calhoun, include amounts relating to the cash-outs of restricted stock units (RSUs) under the former Nielsen Equity Participation Plan and the cash-outs of ‘in the money’ stock options under the former Nielsen Share Option Plan. Mr. van den Bergh’s amount includes payments described in footnote (7).

(4)

Mr. Calhoun received the following perquisites: legal/financial planning ($75,000) and tax gross-up ($57,287). Mr. Calhoun also received a make whole award of $18,840,627. Mr. Calhoun also received the 2006 portion of his signing bonus in the amount of $593,004. As described below in “Employment

Agreement with David L. Calhoun”, Mr. Calhoun received a signing bonus of $10,613,699, payable in annual installments through 2011. Mr. Ruijter received the following perquisites: automobile ($13,074), apartment/parking ($331,971), US charges for Dutch pension ($220,447) and income tax gross-up ($381,524). Mr. Ruijter also received a one-time special award ($750,000). Mr. Doppelt received the following perquisites: club dues ($27,369), financial planning ($15,000), car expense ($64,122) and income tax gross-up ($73,704). Mr. Doppelt also received a one-time special award ($625,000). Mr. Schmidt received the following perquisites: club dues ($17,268), legal/financial planning ($40,363), car expense ($16,966), apartment/relocation ($115,377) and income tax gross-up ($48,249). Mr. Schmidt also received a one-time special award ($150,000). Ms. Whiting received the following perquisites: apartment ($60,412) and income tax gross-up ($54,596). Ms. Whiting also received a one-time special award ($150,000) and a distribution from the non-qualified deferred compensation plan ($445,353). Mr. van den Bergh received the following perquisites: driver ($27,593), education allowance ($68,472), family travel ($29,649), US charges for Dutch pension ($127,038) and income tax gross-up ($171,767). The value of the perquisites is based on the total cost the Company incurred in providing the perquisites.

(5)	As part of his separation agreement, Mr. Doppelt received a lump sum payment of 3 times his salary plus 2-year average bonus ($3,502,500). This is reflected in column (i).

(6)	The change in the pension value amount for Mr. Schmidt includes an increase attributable to his frozen ACNielsen SERP of $164,689.

(7)	As part of his separation agreement, Mr. van den Bergh received 6 months pay ($389,250), a lump sum separation payment ($3,989,833), a pre-pension award ($871,297), a new reimbursement relating to home purchase costs ($176,400), all of which are reflected in column (i). Mr. van den Bergh’s separation was effective June 13, 2006.

(8)	Included within other compensation for Mr. Ruijter, Mr. Doppelt, Mr. Schmidt, Ms. Whiting and Mr. van den Bergh is the value realized on exercise of option awards of $389,642, $979,760, $1,240,828, $1,077,171 and $769,608 respectively (as reflected in the “Option Exercises and Stock Vested” table).

(9)	Included within other compensation for Mr. Ruijter, Mr. Doppelt, Mr. Schmidt, Ms. Whiting and Mr. van den Bergh is the value realized on vesting of stock awards of $554,554, $1,446,482, $868,392, $805,451 and $1,033,363 respectively (as reflected in the “Option Exercises and Stock Vested” table).

Notes:

Salary and bonus amounts for Messrs. Van den Bergh and Ruijter are partially paid in Euros.

Principal positions of the Named Officers are those as of December 31, 2006.

Compensation of Named Officers

The Summary Compensation Table above quantifies the value of the different forms of compensation earned by or awarded to our Named Officers in 2006. The primary elements of each Named Officer’s total compensation reported in the table are base salary, an annual bonus, and a long-term cash incentive earned as well as the value of restricted stock units and stock options which were ‘cashed-out’ in conjunction with the Transactions. In the case of Mr. Calhoun, the stock and options award columns reflect his awards in the equity of Valcon Acquisition Holding B.V, the direct parent of Valcon.

The Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow.

Employment Agreement with Mr. David L. Calhoun

On August 22, 2006 we entered into an employment agreement, which was amended effective as of September 8, 2006, with Mr. David L. Calhoun, our Chief Executive Officer.

The employment agreement has an employment term which commenced as of September 14, 2006 and, unless earlier terminated, will continue until December 31, 2011. On each December 31 thereafter, the employment agreement will be automatically extended for successive additional one-year periods unless either party provides the other 90 days’ prior written notice that the employment term will not be so extended. Under the employment agreement, Mr. Calhoun will be entitled to a base salary of $1,500,000, subject to such increases, if any, as may be determined by the Board. He is eligible to earn a target annual bonus equal to 100% of base salary upon the achievement of performance goals at target levels established by the Board and is entitled to a greater or lesser annual bonus based on actual attainment of applicable performance goals. To the extent that he is subject to the golden parachute tax as a result of a change in control of Nielsen, the employment agreement entitles him to an additional amount to place him in the same after tax position he would have occupied had he not been subject to such excise tax. Mr. Calhoun is restricted, for a period of two years following termination of employment with us, from soliciting or hiring our employees, competing with us, or soliciting our clients. He is also subject to a nondisparagement provision.

In connection with entering into the employment agreement Mr. Calhoun became entitled to a signing bonus of $10,613,699, which is to be paid in installments annually through 2011. To make him whole for previous awards of stock and options forfeited upon leaving his prior employer, the employment agreement entitles Mr. Calhoun to a cash lump sum payment of $20,000,000, less the amount of any payments made by the prior employer in connection with his termination of employment. The lump sum amount paid to Mr. Calhoun pursuant to this make whole arrangement was $18,840,627. Additionally, in 2012 he is entitled to receive a lump sum supplemental retirement benefit from us in the amount of $14,500,000 plus annual interest through such payment date, less any similar retirement benefits he receives from previous employment. Mr. Calhoun is also a participant in the 2006 Equity Plan.

Pursuant to Mr. Calhoun’s employment agreement, he received an option grant to purchase 7,000,000 shares of Company common stock. The amount of his option grant was determined by the Compensation Committee in connection with Mr. Calhoun’s $20,000,000 investment in the Company. At the time of Mr. Calhoun’s investment, the Compensation Committee determined that a grant of options would be appropriate in order to further incentivize Mr. Calhoun and align his interests more closely with those of the Company and its equity holders. While there is no formal policy for the granting of options in connection with an equity investment, the Compensation Committee determined that a ratio of slightly less than 1 to 3 (i.e., 1,000,000 options for every $3,000,000 invested in the Company) was appropriate in light of Mr. Calhoun’s particular circumstances, including his early departure from his prior employer and the critical nature of his position with, and the extent of his financial commitment to, the Company and the risks related thereto. The exercise prices of the options were determined pursuant to the Compensation Committee’s goal of aligning Mr. Calhoun’s interests with those of the Company and its equity holders. Specifically, 6,000,000 of the options were given an exercise price of $10 per share, fair value on the date of the grant. The remaining 1,000,000 options were given an exercise price of $20 per share, twice the fair value on the date of the grant, in order to incentivize Mr. Calhoun to increase the value of the Company to above $20 per share. One-half of the options will be time vested options and the other one-half will be performance vested options. The portion of the option grant subject to time-based vesting became vested and exercisable as to 5% of the shares of common stock subject thereto on December 31, 2006 and 19% will vest and become exercisable on the last day of each of the next five calendar years. The portion of the option grant subject to performance based vesting became vested and exercisable as to 5% of the shares of common stock subject thereto on December 31, 2006 and 19% will vest and become exercisable on the last day of each of the next five calendar years based on the achievement of EBITDA targets.

Under the employment agreement, Mr. Calhoun is entitled to the following payments and benefits in the event of a termination by us without “cause,” a non-extension of his employment term by us, or by Mr. Calhoun for “good reason” (as such terms are defined in the agreement) during the employment term: (i) subject to his compliance with certain restrictive covenants, an amount equal to two times the sum of his annual base salary and $2,000,000, provided that such payment is in lieu of any other severance benefits to which Mr. Calhoun might otherwise be entitled; (ii) a pro-rata annual bonus for the year of termination based on attainment of performance goals; and (iii) continued health and welfare benefits at our cost, provided that if such coverage is not available for any portion of such period under our medical plans, we must provide him with an economically equivalent benefit or payment determined on an after-tax basis.

Written Employment Arrangement with Ms. Susan Whiting

On December 4, 2006 we entered into a written employment arrangement with Ms. Susan D. Whiting (Executive Vice President of The Nielsen Company B.V., Chairman of Nielsen Media Research, and advisor to the Supervisory Board).

Under the written employment arrangement, Ms. Whiting will be entitled to a base salary of $850,000 effective November 13, 2006, subject to increase, if any, as may be determined by the Supervisory Board. Ms. Whiting is eligible to earn a target annual bonus equal to 100% of base salary upon the achievement of performance goals based upon EBITDA to be determined in good faith in consultation with the Chief Executive Officer. In connection with entering into the written employment arrangement, Ms. Whiting became entitled to purchase 100,000 shares of common stock of Valcon Acquisition Holding B.V. for fair market value at date of purchase as provided under the 2006 Equity Plan. This purchase was subsequently made in February 2007. In addition, Ms. Whiting was to receive a stock option grant of 1,050,000 shares subject to her subsequent purchase of the common stock and a grant of 100,000 restricted stock units scheduled to vest over 5 years, commencing on January 15, 2007.

Grants of Plan-Based Awards for 2006

The following table presents information regarding the grant of equity awards to our Named Officers in 2006.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards						Estimated Future Payouts Under Equity Incentive Plan Awards						All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base price of Option Awards ($/sh) (k)		Grant Date Fair Value of Stock and Option Awards (l)
Name	Grant Date (b)	Threshold ($) (c)		Target ($) (d)		Maximum ($) (e)		Threshold ($) (f)		Target ($) (g)		Maximum ($) (h)
David Calhoun (1)	9/14/2006 9/14/2006	$ $	— —	$ $	— —	$ $	— —	$ $	— —	$ $	— —	$ $	— —	— —	6,000,000 1,000,000	$ $	10 20	$ $	30,900,000 3,280,000

(1)	Mr. Calhoun was granted options in conjunction with his employment contract (see Description of Employment Agreements). The grant date for accounting purposes was September 14, 2006 and the fair value of the options is calculated in accordance with (SFAS) No. 123(R). The stock options were received on November 22, 2006, the date the stock purchase was made pursuant to the terms of the employment contract.

Description of Plan-Based Awards

Pursuant to his employment agreement, upon his purchase of 2,000,000 ($20,000,000) shares of common stock, Mr. Calhoun received 6,000,000 stock options at an exercise price of $10/share and 1,000,000 stock options at an exercise price of $20/share. One-half of the options are time vested which became 5% vested on December 31, 2006 with the remaining time options vesting 19% a year on the last day of each of the calendar years 2007 through 2011. One-half of the options are performance vested which became 5% vested on December 31, 2006 with the remaining performance options vesting 19% on the last day of each of the calendar years 2007 through 2001, if and only if the Company’s performance equals or exceeds the applicable annual

EBITDA targets. The achievement of the annual EBITDA targets on a cumulative basis for any current year and all prior years will cause ‘catch-up’ vesting of any prior year’s installments which were not vested because of a failure to achieve the applicable annual EBITDA target for any such prior year.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
David Calhoun	—	—	—	—
Rob Ruijter	40,000	$389,642	14,628	$554,554
Earl Doppelt	120,000	$979,760	38,155	$1,446,482
Steven Schmidt	145,000	$1,240,828	22,906	$868,392
Susan Whiting	130,000	$1,077,171	21,246	$805,451
Rob van den Bergh	100,000	$769,608	27,802	$1,033,363

Upon the acquisition of the Company, all outstanding ‘in the money’ stock options and all RSUs were cashed out instead of receiving shares. The above table reflects those amounts. No other stock option exercises or RSU vesting occurred.

Outstanding Equity Awards at Fiscal Year End

The following table presents information regarding the outstanding equity awards held by each of our Named Officers as of December 31, 2006.

	Option Awards (1)						Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)		Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
David Calhoun	150,000 25,000	5,850,000 975,000	5,700,000 950,000	$ $	10 20	11/22/2016 11/22/2016	$—	$—	$—	$—

(1)	The terms of each option award reported in the table above are described above under “Grants of Plan-Based Awards—Options.” Mr. Calhoun is the only Named Officer who received stock options in 2006. His option award is subject to a vesting schedule, with 5% of the options vesting December 31, 2006, and 19% on each of the five anniversaries of the initial vesting. The exercisable options shown in Column (b) above are currently vested. The unexercisable options shown in Column (c) above are unvested. As described above, options are subject to accelerated vesting in connection with a change in control of Nielsen and, in the case of Mr. Calhoun, certain terminations of his employment with Nielsen. The options at $20/share exercise price represent options granted at 2 times fair market value.

Pension Benefits

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
David Calhoun	—	—	—	—

Rob van den Bergh (1)	Dutch Pension Plan	30.67	$6,043,768	$—

Rob Ruijter (2)	Dutch Pension Plan	25.75	$4,000,093	$—

Earl Doppelt	Qualified Plan	11.17	$62,891	$—
	Excess Plan	11.17	$243,086	$—

Steven Schmidt (3)	Qualified Plan	9.67	$54,291	$—
	Excess Plan	9.67	$135,395	$—
	SERP	7.83	$3,246,226	$—

Susan Whiting	Qualified Plan	26.67	$200,286	$—
	Excess Plan	26.67	$218,829	$—

(1)	The present value of Mr. van den Bergh’s Netherlands pension is €4,581,041 as of December 31, 2006. He is also eligible to receive a pre-pension benefit at any time between ages 60 and 65. This benefit has a present value at December 31, 2006 of €1,083,785 or $1,429,838.

(2)	The present value of Mr. Ruijter’s Netherlands pension is €3,031,981. He is also eligible to receive a pre-pension benefit at any time between ages 61 and 65. This benefit has a present value at December 31, 2006 of €257,819, or $340,141.

(3)	The value of Mr. Schmidt’s SERP benefit is attributable to a supplemental executive retirement plan under which benefits ceased to accrue effective July 1, 2003. As part of his separation agreement, he will be paid $3,441,000 in January 2008. He participated in a new SERP commencing July 1, 2003 but because Mr. Schmidt will terminate prior to becoming vested in this benefit he will receive a payment in lieu of this benefit as part of his separation agreement. This payment is reflected in column (i) of the Summary Compensation Table. Nielsen provided an accrual of $351,000 for Mr. Schmidt in 2006 to cover obligations under the SERP.

Assumptions for present value of accumulated benefit

Present values at December 31, 2006 were calculated using an interest rate of 6.00%, an interest credit rate of 4.75% and the RP 2000 mortality table (projected to 2006). These assumptions are consistent with those used for the financial statements of the Nielsen Company’s retirement plans.

U.S. Retirement Plans

Effective August 31, 2006, the Company froze its U.S. qualified and non-qualified retirement plans. No participants may be added and no further benefits may accrue after this date. The retirement plans, as in existence immediately prior to the freeze, are described below.

We maintain a tax-qualified retirement plan, a cash-balance pension plan that covers eligible U.S. employees who have completed at least one year of service. Prior to the freeze, we added monthly basic and investment credits to each participant’s account. The basic credit equals 3% of a participant’s eligible monthly compensation. Participants became fully vested in their accrued benefits after the earlier of five years of service or when the participant reached normal retirement age (which is the later of age 65 or the fifth anniversary of the date the participant first became eligible to participate in the plan). Unmarried participants receive retirement benefits as a single-life annuity, and married participants receive retirement benefits as a qualified joint-and-survivor annuity. Participants can elect an alternate form of payment such as a straight-life annuity, a joint-and-survivor annuity, years certain-and-life income annuity or a level income annuity option. Lump sum payment of accrued benefits is only available if the benefits do not exceed $5,000. Payment of benefits begins at the later of the participant’s termination of employment with us or reaching age 40.

We also maintain a non-qualified retirement plan (the “Excess Plan”) for certain of our management and highly compensated employees. Prior to the freeze, the Excess Plan provided supplemental benefits to individuals whose benefits under the Cash Balance Plan are limited by the provisions of Section 415 and/or Section 401(a) (17) of the Code. The benefit payable to a participant under the Excess Plan is equal to the difference between the benefit actually paid under the Cash Balance Plan and the amount that would have been payable had the applicable Code limitations not applied. Although the Excess Plan is considered an unfunded plan and there is no current trust agreement for the plan, assets have been set aside in a “rabbi trust” fund. It is intended that benefits due under the Excess Plan will be paid from this rabbi trust or from the general assets of the Nielsen entity that employs the participants.

Pension Plans in the Netherlands

We maintain a defined benefit pension scheme in the Netherlands. Benefits under the pension scheme are based on a participant’s years of service and pensionable salary. The pensionable salary is the annual base salary including fixed allowances and holiday allowance less a threshold of approximately €16,500 over which no pension is accrued. The final pension amounts are determined based upon an annual pension accrual of: 1.75% of the pensionable salary up to €54,500 (amounts as per 1 July 2003); 1.5% of the pensionable salary between €54,500 and €109,000; and 1.25% of the pensionable salary exceeding €109,000. Matching employee contributions of 6%, 5.1% and 4.3% respectively are also required. The minimum age for participation in the pension scheme is 25 and the retirement age is 65.

Nonqualified Deferred Compensation Discussion

The Company offers a voluntary nonqualified deferred compensation plan in the United States which allows selected executives the opportunity to defer a significant portion of their base salary and incentive payments to a future date. Earnings on deferred amounts are determined with reference to designated mutual funds. There is no above market rate of return given to executives as defined by the SEC.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
Steven Schmidt	$—	$—	$8,635	$—	$212,784
Susan Whiting	$116,453	$—	$39,193	$(445,353)	$340,725

Potential Payments Upon Termination

Severance Benefits—Termination of Employment

In the event Mr. Calhoun’s employment is terminated during the employment term due to death, disability, by Nielsen without cause, by Mr. Calhoun for good reason or due to the Company’s non-extension of the Term (as those terms are defined in the employment agreement), Mr. Calhoun will be entitled to severance pay that includes (1) payment equal to two times the sum of (a) Mr. Calhoun’s base salary, plus (b) $2,000,000, paid in equal installments for the severance period; (2) a pro-rata portion of Mr. Calhoun’s bonus for the year of the termination; and (3) continued health and welfare benefits for Mr. Calhoun and his family members for the term of the severance. If Mr. Calhoun’s employment had been terminated without cause by the Company or for good reason by the executive on December 31, 2006, he would have received a total of $5,447,945 plus continued health and welfare benefits coverage for Mr. Calhoun and his family members for up to 2 years, in an amount estimated to be $12,600 for the two year period.

In the event Ms. Whiting’s employment is terminated by Nielsen without cause or by Ms. Whiting for good reason, Ms. Whiting will be entitled to severance pay that includes (1) payment equal to 2 times the sum of Ms. Whiting’s base salary plus (2) a pro-rata portion of Ms. Whiting’s bonus for the year of termination and (3) continued health and welfare benefits for Ms. Whiting and her family members for the term of the severance. If Ms. Whiting’s employment had been terminated without cause by the Company or for good reason by the executive on December 31, 2006, she would have received a total of $2,550,000 plus continued health and welfare benefits coverage for Ms. Whiting and her family members for up to 2 years, in an amount estimated to be $12,600 for the two year period.

On April 20, 2007, Nielsen entered into a separation agreement with Mr. Robert Ruijter, the former Chief Financial Officer of Nielsen and current Executive Board member and advisor to the Supervisory Board, who will resign effective September 30, 2007. The separation agreement includes the following payments, which are all denominated in Euros: a lump sum separation payment of €1,895,300 (of which €445,772 has already been paid) prorated annual incentive plan award of €312,904, prorated 2005-2007 long-term incentive of €2,237,405, pension payment distribution of €1,258,589 in the United States which will be grossed up at the appropriate marginal tax rate and €419,530 in the Netherlands, which will not be grossed up.

In connection with his separation from the Company, Nielsen entered into a separation agreement with Mr. Steve Schmidt, the former President and Chief Executive Officer of Nielsen’s Consumer Services segment, who resigned effective March 31, 2007. Pursuant to his separation agreement, Mr. Schmidt received the following payments: severance in the amount of $3,180,750 (equal to three times his base salary in effect on the date of his separation plus two times his average bonus payment for the preceding two years), a prorated 2007 annual incentive payment in the amount of $125,500, a prorated 2006-2007 long term incentive payment in the amount of $312,500, a deferred cash award in the amount of $100,500, a payment in lieu of his unvested SERP benefits in the amount of $428,000, benefit continuation for three years in an amount estimated to be $18,900 for the three year period and tax and financial planning services in the amount of $10,000.

Restrictive Covenants

Pursuant to Mr. Calhoun’s employment agreement, he has agreed not to disclose any Company confidential information at any time during or after his employment with Nielsen. In addition, Mr. Calhoun has agreed that, for a period of two years following a termination of his employment with Nielsen, he will not solicit Nielsen’s employees or customers or materially interfere with any of Nielsen’s business relationships.

Pursuant to Ms. Whiting’s severance agreement, she has agreed not to disclose any Company confidential information at any time during or after her employment with Nielsen. In addition, Ms. Whiting has agreed that, for a period of two years following a termination of her employment with Nielsen, she will not solicit Nielsen’s employees or customers or materially interfere with any of Nielsen’s business relationships.

Termination Payments in 2006.

In 2006, Messrs. van den Bergh and Doppelt separated from the Company. Mr. van den Bergh was covered under agreements provided on March 17, 2000 and December 14, 2001. Under Mr. van den Bergh’s agreement, he received payments for notice representing 6 months of salary ($389,250), lump sum separation payment ($3,898,833), a prorated annual incentive plan award ($349,792), a prorated long-term incentive plan award ($879,108) and reimbursement for home purchase costs ($176,400). Mr. Doppelt received payments as provided for under his Termination Protection Agreement dated November 1, 2005 including a lump sum separation payment ($3,502,500), prorated annual incentive plan award ($430,137), prorated 2005-2006 long-term incentive

($465,068) and prorated 2006-2007 long-term incentive ($215,068). Both gentlemen received cash-out payments from their stock option and restricted stock unit awards under the same terms as other executives and employees discussed above in the narrative accompanying the table “Option Exercises and Stock Vested.”

Director Compensation

Prior to the acquisition, the Company’s supervisory board was composed of seven members. It maintained an audit committee and a remuneration and nomination committee. In 2006, prior to the acquisition, annual compensation of the supervisory board was as follows:

Chairman of Supervisory Board	€ 50,000
Vice-Chairman of Supervisory Board	€ 45,000
Member of Supervisory Board	€ 40,000
Chairman of Audit Committee	€ 10,000
Member of Audit Committee	€ 8,000
Member of Remuneration and Nomination Committee	€ 5,000

In 2006, no stock options or shares were granted to supervisory board members and none of the members of the supervisory board accrued pension benefits.

Following the acquisition, a new supervisory board, currently consisting of 13 members, was elected. Ten of the 13 members are representatives of the Sponsors and receive no compensation for their services as board members. The other three members receive annual compensation as follows:

Chairman of Supervisory Board	€60,000
Member of the Supervisory Board	€40,000
Member of the Audit Committee	€8,000

The following table presents information regarding the compensation paid or accrued during 2006 to members of our supervisory board.

Name	Fees Earned or Paid in Cash as a Member of Supervisory Board (€)	Fees Earned or Paid in Cash as a Member of the Audit Committee (€)	Fees Earned or Paid in Cash as a Member of the Remuneration and Nomination Committee (€)	Stock Awards (€)	Option Awards (€)	Non-Equity Incentive Plan Compensation (€)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (€)	Total (€)
Aad G. Jacobs[1]	€25,000	€4,000	—	—	—	—	—	—	€29,000
Frank L.V. Meysman[2]	22,500	—	5,000	—	—	—	—	—	27,500
Joep L. Brentjens[3]	20,000	4,000	—	—	—	—	—	—	24,000
Rene Dahan[4]	20,000	—	5,000	—	—	—	—	—	25,000
Peter A.F.W. Elverding[5]	20,000	5,000	—	—	—	—	—	—	25,000
Anton van Rossum[6]	20,000	—	—	—	—	—	—		20,000
Gerald S. Hobbs[7]	40,000	4,000	—	—	—	—	—	—	44,000
Simon Brown[8]	—	—	—	—	—	—	—	—	—
Robert Reid[9]	—	—	—	—	—	—	—	—	—
Michael J. Connelly[10]	—	—	—	—	—	—	—	—	—
Eliot P.S. Merrill[11]	—	—	—	—	—	—	—	—	—
George R. Taylor[12]	—	—	—	—	—	—	—	—	—
Dudley G. Eustace[13]	30,000	—	—	—	—	—	—	—	30,000
Michael S. Chae[14]	—	—	—	—	—	—	—	—	—
Patrick Healy[15]	—	—	—	—	—	—	—	—	—
Iain Leigh[16]	—	—	—	—	—	—	—	—	—
Alexander Navab[17]	—	—	—	—	—	—	—	—	—
Scott Schoen[18]	—	—	—	—	—	—	—	—	—
James A. Attwood[19]	—	—	—	—	—	—	—	—	—
Richard J. Bressler[20]	—	—	—	—	—	—	—	—	—
Clive Hollick[21]	—	—	—	—	—	—	—	—	—
James A. Quella[22]	—	—	—	—	—	—	—	—	—
Daniel F. Akerson[23]	—	—	—	—	—	—	—	—	—
James Kilts[24]	—	—	—	—	—	—	—	—	—
Allan Holt[25]	—	—	—	—	—	—	—	—	—

(1)	Former Chairman of the Supervisory Board and member of the Audit and Remuneration and Nomination Committees; resigned effective June 13, 2006.

(2)	Former Vice-Chairman of the Supervisory Board and Chairman of the Remuneration and Nomination Committee; resigned effective June 13, 2006.

(3)	Former member of the Supervisory Board and member of the Audit Committee; resigned effective June 13, 2006.

(4)	Former member of the Supervisory Board and member of the Remuneration and Nomination Committee; resigned effective June 13, 2006.

(5)	Former member of the Supervisory Board and Chairman of the Audit Committee; resigned effective June 13, 2006.

(6)	Former member of the Supervisory Board; resigned effective June 13, 2006.

(7)	Current member of the Supervisory Board and member of the Audit Committee.

(8)	Member of the Supervisory Board from June 13, 2006 to July 28, 2006.

(9)	Member of the Supervisory Board from June 13, 2006 to July 28, 2006.

(10)	Member of the Supervisory Board from June 13, 2006 to July 28, 2006.

(11)	Member of the Supervisory Board from June 13, 2006 to July 28, 2006.

(12)	Member of the Supervisory Board from June 13, 2006 to July 28, 2006.

(13)	Chairman of the Supervisory Board since June 13, 2006.

(14)	Member of the Supervisory Board since June 13, 2006.

(15)	Member of the Supervisory Board since June 13, 2006.

(16)	Member of the Supervisory Board since June 13, 2006.

(17)	Member of the Supervisory Board since June 13, 2006.

(18)	Member of the Supervisory Board since June 13, 2006.

(19)	Member of the Supervisory Board since July 28, 2006.

(20)	Member of the Supervisory Board since July 28, 2006.

(21)	Member of the Supervisory Board since July 28, 2006.

(22)	Member of the Supervisory Board since July 28, 2006.

(23)	Member of the Supervisory Board from July 28, 2006 to November 23, 2006.

(24)	Member of the Supervisory Board since November 23, 2006.

(25)	Member of the Supervisory Board since November 23, 2006.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Nielsen’s capital stock as of March 31, 2007 with respect to:

•	each person or group of affiliated persons known by Nielsen to own beneficially more than 5% of the outstanding shares of any class of its capital stock, together with their addresses;

•	each of Nielsen’s directors;

•	each of Nielsen’s Named Officers; and

•	all directors and nominees and executive officers as a group.

As of March 31, 2007, Valcon owned approximately 99.4% of Nielsen’s issued and outstanding share capital. Following the consummation of the statutory squeeze-out which is expected to be completed by the end of 2007, all of Nielsen’s issued and outstanding share capital will be held by Valcon. Investment funds associated with or designated by the Sponsors and the Co-Investors own shares of Nielsen indirectly through their holdings in Valcon Acquisition Holding (Luxembourg) S.A.R.L., a private limited company incorporated under the laws of Luxembourg (“Luxco”). Luxco indirectly owns shares of Nielsen through its holdings in Valcon Acquisition Holdings B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Dutch Holdco”). Valcon, Nielsen’s parent, is a wholly owned subsidiary of Dutch Holdco. The information set forth in the table below with respect to the number and the percentage of shares beneficially owned by the investment funds associated with or designated by the Sponsors and the Co-Investors reflects the number of shares held by each such entity, respectively, in Luxco. The Named Officers own shares of Nielsen indirectly through their holdings in Dutch Holdco. The information set forth in the table below with respect to the number and percentage of shares beneficially owned by the Named Officers reflects the number of shares held by each such person, respectively, in Dutch Holdco.

	Number and Percent of Shares Beneficially Owned
	Number	Percent
AlpInvest Partners(1)	(1)	6.93%
The Blackstone Group(2)	(2)	20.35%
The Carlyle Group(3)	(3)	20.35%
Hellman & Friedman(4)	(4)	9.80%
Kohlberg Kravis Roberts & Co.(5)	(5)	20.66%
Thomas H. Lee Partners(6)	(6)	20.66%
Iain Leigh	—	—
James A. Quella	—	—
Michael S. Chae	—	—
Allan M. Holt	—	—
James M. Kilts	—	—
James A. Attwood, Jr.	—	—
Patrick Healy	—	—
Lord Clive Hollick	—	—
Alexander Navab	—	—
Scott A. Schoen	—	—
Richard J. Bressler	—	—
Dudley G. Eustace	—	—
Gerald S. Hobbs	—	—
David L. Calhoun(7)	2,350,000	*
Susan Whiting(8)	172,520	*
Robert A. Ruijter	—	—
Rob van den Bergh	—	—
Earl Doppelt	—	—
Steven Schmidt	—	—
All Directors and Named Officers as a Group (18 persons)	2,502,520	*

*	less than 1%

(1)	Alpinvest Partners CS Investments 2006 C.V. (“Investments 2006”) beneficially owns 27,805 ordinary shares of Luxco (“Ordinary Shares”), 1,404,451 Convertible Preferred Equity Certificates of Luxco (”CPECs”), and 7,159,876 Yield Free Convertible Preferred Equity Certificates of Luxco (“ YCPECs”). The CPECs and the YCPECs are convertible into ordinary shares of Luxco at any time at the option of Luxco or at the option of the holders thereof. The general partner of Investments 2006 is AlpInvest Partners 2006 B.V., whose managing director is AlpInvest Partners N.V. (“AlpInvest NV”). AlpInvest NV, by virtue of the relationships described above, may be deemed to have voting or investment control with respect to the shares held by Investments 2006. AlpInvest NV disclaims beneficial ownership of such shares. AlpInvest Partners Later Stage Co-Investments IIA C.V. (“LS IIA CV”) beneficially owns 280 Ordinary Shares and 50,666 YFCPECs. AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (“LS IIA BV”) holds the shares as a custodian for LS IIA CV. The general partner of LS IIA CV is AlpInvest Partners Later Stage Co-Investments Management IIA B.V., whose managing director is AlpInvest NV. AlpInvest NV, by virtue of the relationships described above, may be deemed to have voting or investment control with respect to the shares held by LS IIA BV. AlpInvest NV disclaims beneficial ownership of such shares. The address of each of the entities and persons identified in this footnote is Jachthavenweg 118, 1081 KJ Amsterdam, The Netherlands.

Volkert Doeksen, Paul de Klerk, Wim Borgdorff and Erik Thyssen, in their capacities as managing directors of AlpInvest NV, effectively have the power to exercise voting and investment control over the shares held by Investments 2006 and LS IIA BV when two of them act jointly. Each of Messrs. Doeksen, De Klerk, Borgdorff and Thyssen disclaims beneficial ownership of such shares.

(2)

Blackstone Capital Partners (Cayman) V L.P. (“BCP V”) beneficially owns 78,195 Ordinary Shares, 3,909,484 CPECs, and 20,071,555 YFCPECs. Blackstone Family Investment Partnership (Cayman) V L.P. (“BFIP V”) beneficially owns 3,645 Ordinary Shares, 182,058 CPECs and 934,700 YFCPECs. Blackstone Family Investment Partnership (Cayman) V-A L.P. (“BFIP V-A”) beneficially owns 345 Ordinary Shares, 17,599 CPECs and 90,359 YFCPECs. Blackstone Participation Partnership (Cayman) V L.P. (“BPPV” and, collectively with BCP V, BFIP V and BFIP V-A, the “Blackstone Funds”) beneficially owns 245 Ordinary Shares, 12,613 CPECs and 64,751 YFCPECs. Blackstone Management Associates (Cayman) V, L.P. (“BMA”) is the general partner of each of the Blackstone Funds. Blackstone LR Associates (Cayman) V Ltd. (“BLRA”) is the general partner of BMA and may, therefore, be deemed to have shared voting and investment power over the Ordinary Shares, CPECs and YFCPECs of Luxco. Messrs. Peter G. Peterson and Stephen A. Schwarzman are directors and controlling persons of BLRA and as such may be deemed to share beneficial ownership of the Ordinary Shares, CPECs and YFCPECs of Luxco controlled by BLRA. Each of BLRA and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares. The address of each of the the Blackstone Funds, BMA and BLRA is c/o Walkers SPV Limited, P.O. Box 908 GT, George Town, Grand Cayman. The address of each of Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

(3)

Carlyle Partners IV Cayman, L.P. (“CP IV”) beneficially owns 64,970 Ordinary Shares, 3,248,636 CPECs and 16,678,721 YFCPECs. CP IV’s general partner is TC Group IV Cayman, L.P., whose general partner is CP IV GP, Ltd., which is wholly owned by TC Group Cayman, L.P. CPIV Coinvestment Cayman, L.P (“CPIV”) beneficially owns 2,620 Ordinary Shares; 131,202 CPECs and 673,599 YFCPECs. CPIV’s general partner is TC Group IV Cayman, L.P., whose general partner is CP IV GP, Ltd., which is wholly owned by TC Group Cayman, L.P. CEP II Participations Sarl SICAR (“CEP II P”) beneficially owns 14,840 Ordinary Shares; 741,916 CPECs and 3,809,044 YFCPECs. CEP II P is directly or indirectly owned by Carlyle Europe Partners II, L.P., whose general partner is CEP II GP, L.P., whose general partner is CEP II Limited, which is wholly owned by TC Group Cayman, L.P. The general partner of TC Group Cayman, L.P. is TCG Holdings Cayman, L.P. The general partner of TCG Holdings Cayman, L.P. is Carlyle Offshore Partners II Limited, a Cayman Islands exempted limited liability company. Carlyle Offshore Partners II Limited has ultimate investment and voting power over the shares held by the Carlyle entities. Carlyle Offshore Partners II Limited has 13 members with no member controlling more than 7.7% of the vote. The members of Carlyle Offshore Partners II Limited are William E. Conway, Jr., Daniel A. D’Aniello, David

M. Rubenstein, Richard G. Darman, Peter J. Clare, Robert E. Grady, Allan M. Holt, Jean Pierre Millet, Bruce E. Rosenblum, Glenn A. Youngkin, John F. Harris, Adam Palmer and Daniel Akerson, each of whom disclaims beneficial ownership of the Ordinary Shares, CPECs and YFCPECs. The address of each of the entities and persons identified in this footnote is c/o The Carlyle Group, L.P., 520 Madison Avenue, New York, New York 10022.

(4)	The Luxco shares shown as owned by Hellman & Friedman Investors V (Cayman), Ltd. are owned of record by (i) Hellman & Friedman Capital Partners V (Cayman), L.P., which owns 34,801 Ordinary Shares, 1,744,020 CPECs and 8,953,928 YFCPECs, (ii) Hellman & Friedman Capital Partners V (Cayman Parallel), L.P., which owns 4,874 Ordinary Shares, 239,535 CPECs and 1,229,794 YFCPECs, and (iii) Hellman & Friedman Capital Associates V (Cayman), L.P., which owns 10 Ordinary Shares, 992 CPECs and 5,086 YFCPECs. Hellman & Friedman Investors V (Cayman), Ltd. is the sole general partner of Hellman & Friedman Capital Associates V (Cayman), L.P. and Hellman & Friedman Investors V (Cayman), L.P. Hellman & Friedman Investors V (Cayman), L.P., in turn, is the sole general partner of each of Hellman & Friedman Capital Partners V (Cayman), L.P. and Hellman & Friedman Capital Partners V (Cayman Parallel), L.P. Hellman & Friedman Investors V (Cayman), Ltd. is owned and controlled by 11 shareholders, many of whom are individual Managing Directors of Hellman & Friedman LLC and none of whom own more than 9.9% of Hellman & Friedman Investors V (Cayman), Ltd. Hellman & Friedman Investors V (Cayman), Ltd. has formed a five-member investment committee (the “Investment Committee”) that serves at the discretion of the company’s Board of Directors and makes recommendations with respect to matters presented to it. Voting and investment control over the shares shown as owned by Hellman & Friedman Investors V (Cayman), Ltd. is effectively exercised at the direction of the Investment Committee. Members of the Investment Committee are F. Warren Hellman, Brian M. Powers, Philip U. Hammarskjold, Patrick J. Healy and Thomas F. Steyer. Each of the members of the Investment Committee and the shareholders of Hellman & Friedman Investors V (Cayman), Ltd. disclaim beneficial ownership of any Luxco shares beneficially owned by Hellman & Friedman Investors V (Cayman), Ltd. except to the extent of their pecuniary interest therein. Mr. Healy serves as a Managing Director of Hellman & Friedman LLC, an affiliate of Hellman & Friedman Investors V (Cayman), Ltd., is a 9.9% shareholder of Hellman & Friedman Investors V (Cayman), Ltd. and is a member of the Investment Committee. The address of Hellman & Friedman Capital Partners V (Cayman), Ltd. is c/o Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, Georgetown, Grand Cayman, Cayman Islands.

(5)	KKR VNU Equity Investors, L.P. beneficially owns 13,655 Ordinary Shares, 681,777 CPECs and 3,580,147 YFCPECs and is controlled by its general partner, KKR VNU GP Limited. KKR VNU GP Limited is wholly-owned by KKR VNU (Millennium) Limited (“KKR VNU Limited”).

KKR VNU Limited beneficially owns 69,946 Ordinary Shares, 3,501,771 CPECs and 17,906,688 YFCPECs. Voting and investment control over the securities beneficially owned by KKR VNU Limited is exercised by its board of directors consisting of Messrs. Alexander Navab, Simon E. Brown and William J. Janetschek, who may be deemed to share beneficial ownership of any shares beneficially owned by KKR VNU Limited but disclaim such beneficial ownership except to the extent of their pecuniary interest therein.

KKR Millennium Fund (Overseas), Limited Partnership (the “Millennium Fund”) beneficially owns 84 Ordinary Shares and is controlled by its general partner, KKR Associates Millennium (Overseas), Limited Partnership, which, in turn, is controlled by its general partner, KKR Millennium Limited. Voting and investment control over the securities beneficially owned by the Millennium Fund is exercised by the board of directors of KKR Millennium Limited consisting of Messrs. Henry R. Kravis, George R. Roberts, James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Perry Golkin, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Marc Lipschultz, Jacques Garaialde, Reinhard Gorenflos, Michael M. Calbert and Scott C. Nuttall, who may be deemed to share beneficial ownership of any shares beneficially owned by the Millennium Fund but disclaim such beneficial ownership except to the extent of their pecuniary interest therein. The address of each of the entities and persons identified in this footnote is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York, 10019.

(6)	The Luxco shares shown as owned by Thomas H. Lee Partners are owned of record by (i) THL Fund VI (Alternative) Corp., THL Parallel Fund VI (Alternative) Corp., and THL DT Fund VI (Alternative) Corp., (ii) THL Equity Fund VI Investors (VNU), L.P., THL Equity Fund VI Investors (VNU) II, L.P., THL Equity Fund VI (VNU) III, L.P. and THL Equity Fund VI Investors (VNU) IV, LLC., (iii) THL Fund V (Alternative) Corp., THL Parallel Fund V (Alternative) Corp., THL Cayman Fund (Alternative). and [THL (Alternative) Fund V, LP], and (iv) THL Coinvestment Partners, L.P., Thomas H. Lee Investors, Limited Partnership, Putnam Investments Holdings, LLC, Putnam Investments Employees’ Securities Company I LLC, Putnam Investments Employees’ Securities Company II LLC, and Putnam Investments Employees’ Securities Company III LLC.

THL Fund VI (Alternative) Corp., which beneficially owns 25,526 Ordinary Shares, 1,281,111 CPECS and 6,503,301 YFCPECs, is wholly owned by Thomas H. Lee (Alternative) Fund VI, L.P. (“Alternative Fund VI”). THL Parallel Fund VI (Alternative) Corp., which beneficially owns 15,655 Ordinary Shares, 782,789 CPECs and 4,019,456 YFCPECs, is wholly owned by Thomas H. Lee (Alternative) Parallel Fund VI, L.P. (“Alternative Parallel VI”). THL DT Fund VI (Alternative) Corp., which beneficially owns 4,060 Ordinary Shares, 203,106 CPECs and 1,042,906 YFCPECs, is wholly owned by Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P. (“Alternative DT VI”). THL Advisors (Alternative) VI, L.P. (“Advisors VI”) is the general partner of each of Alternative Fund VI, Alternative Parallel VI and Alternative DT VI. THL Equity Fund VI Investors (VNU), L.P. beneficially owns 12,415 Ordinary Shares, 619,983 CPECs and 3,254,705 YFCPECs, THL Equity Fund VI Investors (VNU) II, L.P. beneficially owns 180 Ordinary Shares, 8,854 CPECs and 46,483 YFCPECs, THL Equity Fund VI (VNU) III, L.P. beneficially owns 265 Ordinary Shares, 13,018 CPECs and 68,342 YFCPECs and THL Equity Fund VI Investors (VNU) IV, LLC beneficially owns 915 Ordinary Shares, 15, 658 CPECs and 239,811 YFCPECs. Advisors VI is the general partner of each of THL Equity Fund VI Investors (VNU), L.P., THL Equity Fund VI Investors (VNU) II, L.P. and THL Equity Fund VI (VNU) III, L.P. and is the managing member of THL Equity Fund VI Investors (VNU) IV, LLC. Thomas H. Lee Advisors (Alternative) VI, Ltd. (Advisors VI Ltd”) is the general partner of Advisors VI and may, therefore, be deemed to have shared voting and investment power over the Ordinary Shares, CPECs and YFCPECs of Luxco held by each of these entities. The address of each of these entities is c/o Walkers, Walker House, Mary Street, GeorgeTown, Grand Cayman, Cayman Islands, other than THL Equity Fund VI Investors (VNU) IV, LLC whose address is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, Boston, Massachusetts 02110.

THL Fund V (Alternative) Corp., which beneficially owns 17,695 Ordinary Shares, 898,125 CPECs and 4,611,685 YFCPECs, is wholly owned by Thomas H. Lee (Alternative) Fund V, L.P. (“Alternative Fund V”). THL Parallel Fund V (Alternative) Corp., which beneficially owns 4,660 Ordinary Shares, 233,025 CPECs and 1,196,535 YFCPECs, is wholly owned by Thomas H. Lee (Alternative) Parallel Fund V, L.P. (“Aternative Parallel V”). THL Cayman Fund (Alternative) Corp., which beneficially owns 250 Ordinary Shares, 12,376 CPECs and 63,546 YFCPECs, is wholly owned by Thomas H. Lee (Alternative) Cayman Fund V, L.P. (“Aternative Cayman VI”). THL Advisors (Alternative) V, L.P. (“Advisors V”) is the general partner of each of Alternative Fund V, Alternative Parallel V and Alternative Cayman V. Thomas H. Lee Advisors (Alternative) V Limited LDC (“LDC”) is the general partner of Advisors V and may, therefore, be deemed to have shared voting and investment power over the Ordinary Shares, CPECs and YFCPECs of Luxco. The address of each of these entities is c/o Walkers, Walker House, Mary Street, GeorgeTown, Grand Cayman, Cayman Islands.

Advisors VI Limited and the LDC each have in excess of 15 stockholders or members, respectively, with no such stockholder or member controlling more than 8% of the vote. The controlling stockholders or members (the “Managing Directors”) are Anthony J. DiNovi, Scott A. Schoen, Scott M. Sperling, Seth W. Lawry, Thomas M. Hagerty, Kent R. Weldon, Todd M. Abbrecht, Charles A. Brizius, Scott L. Jaeckel and Soren L. Oberg, each of whom disclaims beneficial ownership of the Ordinary Shares, CPECs and YFCPECs. The address of each of the Managing Directors is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, Boston, Massachusetts 02110.

THL Coinvestment Partners, L.P. beneficially owns 240 Ordinary Shares, 12,003 CPECs and 61,635 YFCPECs. Thomas H. Lee Investors, Limited Partnership beneficially owns 350 Ordinary Shares, 17,407 CPECs and 89,378 YFCPECs. Each of THL Coinvestment Partners, L.P. and Thomas H. Lee Investors, Limited Partnership are indirectly controlled by the Managing Directors, each of whom disclaims beneficial ownership of the Ordinary Shares, CPECs and YFCPECs. The address of each of THL Coinvestment Partners, L.P. and Thomas H. Lee Investors, Limited Partnership is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, Boston, Massachusetts 02110.

Putnam Investments Holdings, LLC beneficially owns 655 Ordinary Shares, 32,968 CPECs and 169,285 YFCPECs, Putnam Investments Employees’ Securities Company I LLC beneficially owns 120 Ordinary Shares, 6,105 CPECs and 31, 345 YFCPECs, Putnam Investments Employees’ Securities Company II LLC beneficially owns 110 Ordinary Shares, 5,450 CPECs and 27,981 YFCPECs and Putnam Investments Employees’ Securities Company III LLC beneficially owns 235 Ordinary Shares, 11,771 CPECs and 60,442 YFCPECs. Each of these entities is contractually obligated to coinvest alongside either Thomas H. Lee (Alternative) Fund VI, L.P. or Thomas H. Lee (Alternative) Fund V, L.P. Therefore, Advisors VI and LDC may be deemed to have shared voting and investment power over the Ordinary Shares, CPECs and YFCPECs held by these entities. The address for each of these entities is One Post Office Square, Boston, Massachusetts 02109.

(7)	The address for Mr. Calhoun is c/o The Nielsen Company B.V., 770 Broadway, New York, NY 10003.

(8)	The address for Ms. Whiting is c/o The Nielsen Company B.V., 770 Broadway, New York, NY 10003.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Shareholders’ Agreement

In connection with the Transactions, investment funds associated with or designated by the Sponsors acquired, indirectly, shares of Nielsen. On December 21, 2006, investment funds associated with or designated by the Sponsors and Valcon Acquisition Holding B.V., Valcon Acquisition Holding (Luxembourg) Sarl and Valcon entered into a shareholders’ agreement. The shareholders’ agreement contains agreements among the parties with respect to, among other matters, the election of the members of Nielsen’s supervisory board, restrictions on the issuance or transfer of securities (including tag-along rights, drag-along rights and public offering rights) and other special corporate governance provisions (including the right to approve various corporate actions and control committee composition). The shareholders agreement also provides for customary registration rights.

Investment Agreement

On November 6, 2006, Centerview Partners Holdings L.L.C. (“Centerview”), the investment funds associated with or designated by the Sponsors and Valcon Acquisition Holding B.V., Valcon Acquisition Holding (Luxembourg) Sarl and Valcon entered into an investment agreement. The investment agreement contains agreements among the parties with respect to, among other matters, the purchase by Centerview of approximately $50 million of new or existing securities issued by Valcon Acquisition Holding (Luxembourg) Sarl, the exercise of voting rights associated with the securities, the election of the members of the supervisory boards of Nielsen, Nielsen Finance Co. and Nielsen Finance LLC, restrictions on the transfer of securities and rights in connection with the sale or issuance of securities (including tag-along rights, drag-along rights and public offering rights).

Advisory Agreements

The Nielsen Company (US), Inc. is party to an advisory agreement with Valcon pursuant to which affiliates of the Sponsors provide management services on behalf of Valcon, including to support and assist management with respect to analyzing and negotiating acquisitions and divestitures, preparing financial projections, analyzing and negotiating financing alternatives, monitoring of compliance with financing agreements and searching and hiring executives. Pursuant to such agreement Valcon receives a quarterly management fee equal to (i) $1.625 million per fiscal quarter for our fiscal year 2006 and (ii) for each fiscal year after 2006, an amount per fiscal quarter equal to 105% of the quarterly fee for the immediately preceding fiscal year, and reimbursement for reasonable travel and other out-of-pocket expenses incurred by Valcon and the affiliates of the Sponsors in connection with the provision of services under the advisory agreement. The advisory agreement also provides that Valcon may be entitled to receive fees in connection with certain financing, acquisition, disposition and change in control transactions based on terms and conditions customary for transactions of similar size and scope. The advisory agreement includes exculpation and indemnification provisions in favor of Valcon and the affiliates of the Sponsors. The advisory services referred to in the advisory agreement are provided by affiliates of the Sponsors and accordingly the fees received by Valcon that are described above are paid to such affiliates of the Sponsors under the terms of a similar advisory agreement among the affiliates of the Sponsors and Valcon.

ACN Holdings, Inc. is party to an advisory agreement with Valcon pursuant to which the affiliates of the Sponsors provide management services on behalf of Valcon. Pursuant to such agreement Valcon receives a quarterly management fee equal to (i) $0.875 million per fiscal quarter for our fiscal year 2006 and (ii) for each fiscal year after 2006, an amount per fiscal quarter equal to 105% of the quarterly fee for the immediately preceding fiscal year, and reimbursement for reasonable travel and other out-of-pocket expenses incurred by Valcon and the affiliates of the Sponsors in connection with the provision of services under the advisory agreement. The advisory agreement also provides that Valcon may be entitled to receive fees in connection with certain financing, acquisition, disposition and change in control transactions based on terms and conditions customary for transactions of similar size and scope. The advisory agreement includes customary exculpation and indemnification provisions in favor of Valcon and the affiliates of the Sponsors. The advisory services referred to in the advisory agreement are provided by the Sponsors and accordingly the fees received by Valcon that are described above are paid to such affiliates of the Sponsors under the terms of a similar advisory agreement among the affiliates of the Sponsors and Valcon.

For the period from May 24, 2006 to December 31, 2006, Nielsen recorded $6 million in selling, general and administrative expenses related to these management fees and $1 million related to Sponsor travel and consulting.

Transaction fees

In connection with the Transactions, Valcon paid the Sponsors $131 million in fees and expenses for financial and structuring advice and analysis as well as assistance with due diligence investigations and debt financing negotiations. These costs were allocated as debt issuance costs or included in the overall purchase price of Nielsen based on the specific nature of the services performed.

Scarborough Research

We and Scarborough Research, a joint venture with Arbitron, entered into various related party transactions in the ordinary course of business. We and our subsidiaries provide various services to Scarborough Research, including data collection, accounting, insurance administration, and the rental of real estate. We pay royalties to Scarborough Research for the right to include Scarborough Research data in our products sold directly to our customers. Additionally, we sell various Scarborough Research products directly to our clients, for which we receive a commission from Scarborough Research. The net cash payments from Scarborough Research to us as a result of these transactions were $12 million, $9 million, $11 million and $14 million for the periods ended May 24 to December 31, 2006 and January 1 to May 23, 2006 and for the years ended December 31, 2005 and 2004, respectively. Obligations between us and Scarborough Research are net settled in cash on a monthly basis in the ordinary course of business; at December 31, 2006, 2005 and 2004 the related amounts outstanding were not significant.

AGB Nielsen Media Research

Nielsen and its subsidiaries have entered into various related party transactions with AGB Nielsen Media Research, covering services to and from AGB Nielsen Media Research, including the licensing of the Nielsen trademark, software and databases, and certain administrative services. These related party transactions resulted in a net receivable of $12 million and $5 million at December 31, 2006 and 2005, respectively.

Loan to Former Chairman of the Executive Board

In March 2002, with the relocation to the United States of the former Chairman of the Executive Board and his family, the former Chairman of the Executive Board received a home mortgage loan from Nielsen in the amount of $4 million. The loan, which is denominated in U.S. Dollars, accrues interest at the rate of 6.0% per year and is collateralized by the home. Interest is due at the time that the loan is repaid, which can be no later than July 1, 2007. If at that time the value of the home is not sufficient to cover the amount of this loan plus accrued interest, Nielsen will absorb the difference plus any required income taxes that would be payable by the former Chairman. The carrying value of the loan receivable and accrued interest is $5 million, included in other current assets, and $5 million, included in non-current assets, at December 31, 2006 and 2005, respectively.

Review, Approval or Ratification of Certain Transactions with Related Persons

We have a written code of conduct, applicable to directors, officers and employees, that prohibits any action, investment or other interest that might interfere, or be thought to interfere, with the exercise of their judgment in our best interests. The types of transactions that are covered by the code include financial and other transactions, arrangements or relationships in which we or any of our subsidiaries are a participant and in which any related person, including directors, officers and employees, have an interest.

Where a related party transaction could result in a conflict of interest, it will be reviewed and approved by our legal and human resources department and, where appropriate and material in nature, our Audit Committee.

Only those related party transactions that are not inconsistent with our best interests will be approved. In making this determination, all available and relevant facts and circumstance will be considered, including the benefits to us, the impact of the transaction on the related party’s independence, the availability of other sources of comparable products or services, the terms of the transaction and the terms available from unrelated third parties.

In addition, we have established and maintain a Disclosure Committee through which we identify, among other things, potential and existing transactions between us and related persons that are required to be disclosed with the Securities and Exchange Commission.

DESCRIPTION OF OTHER INDEBTEDNESS

New Senior Secured Credit Facilities

General

Our new senior secured credit facilities provide for senior secured financing of up to $5,908 million, consisting of:

•

a senior secured term loan facility in an aggregate principal amount of up to $5,220 million and (the “Term Facility”) with a maturity of seven years, most of which is denominated in U.S. Dollars, with the balance denominated in Euros; and

•

a senior secured revolving credit facility in an aggregate principal amount of $688 million (the “Revolving Facility”) with a maturity of six years, including both a letter of credit sub-facility and a swingline loan sub-facility.

In addition, we may request one or more incremental term loan facilities and/or increase commitments under our Revolving Facility in an aggregate amount of up to $688 million, subject to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders.

All borrowings under our Revolving Facility following the date the Term Facility is initially drawn are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties. Loans under our Revolving Facility are available in multiple currencies and to multiple borrowers.

Proceeds of the term loans and, if applicable, the revolving loans, together with other sources of funds described under “Use of Proceeds,” were used to repay existing debt and finance the Transactions. Proceeds of the revolving loans borrowed after the closing date of the Transactions, swingline loans and letters of credit are or will be used for working capital and general corporate purposes. See “Use of Proceeds.”

Interest and Fees

The interest rates per annum applicable to loans denominated in U.S. Dollars or Euros, other than swingline loans, under our new senior secured credit facilities are, at our option, equal to either an alternate base rate (in the case of U.S. Dollar loans) or an adjusted EURIBOR rate for a one-, two-, three or six-month interest period, or a nine- or twelve month period, if agreed to by our lenders, in each case, plus an applicable margin. The alternate base rate is determined by reference to the greater of (1) Citigroup’s Prime Rate and (2) the overnight Federal Funds as published by the Federal Reserve Bank of New York, plus 0.5%. The Adjusted EURIBOR rate is determined by reference to settlement rates established for deposits in the applicable currencies in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by banking regulations to which our lenders are subject. Interest rates on loans denominated in other currencies is based on rates common for such currencies plus an applicable margin.

Swingline loans denominated in U.S. Dollars bear interest at the interest rate applicable to alternate base rate revolving loans. Swingline loans denominated in Euros bear interest at a EURIBOR rate plus an applicable margin.

In addition, on the last day of each calendar quarter we are required to pay each lender (i) a commitment fee in respect of any unused commitments under the Revolving Facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the Revolving Facility.

Prepayments

Subject to exceptions, our new senior secured credit facilities require mandatory prepayments of term loans in amounts equal to:

•

50% (as may be reduced based on our ratio of consolidated total net debt to consolidated EBITDA) of our annual excess cash flow (as defined in the credit agreement governing our new senior secured credit facilities);

•

except as set forth below, 100% (as may be reduced based on our ratio of consolidated total net debt to consolidated EBITDA) of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property, subject to reinvestment rights and certain other exceptions;

•

(x) 100% of the net cash proceeds of the sale, in whole or in part from time to time, of BME that, when applied to repay term loans, would not change our ratio of consolidated total net debt to consolidated EBITDA and (y) 50% of any remaining amount of such net cash proceeds from such sale of BME; and

•	100% of the net cash proceeds from certain incurrences of debt.

Amortization of Principal

Our new senior secured credit facilities require scheduled quarterly payments on the term loans each equal to 0.25% of the original principal amount of the term loans for the first six years and three quarters, with the balance paid at maturity.

Collateral and Guarantors

Our new senior secured credit facilities are guaranteed by Nielsen, VNU Intermediate Holding B.V., Nielsen Holding and Finance B.V., VNU International B.V., VNU Holdings B.V., ACN Holdings, Inc., VNU Services B.V. and The Nielsen Company (US), Inc., and certain of their material existing and subsequently acquired or organized wholly owned subsidiaries (other than non U.S. subsidiaries of ACN Holdings, Inc., The Nielsen Company (US), Inc. or other U.S. subsidiaries), and is secured by substantially all of the existing and future property and assets (other than cash) of our U.S. subsidiaries and by a pledge of the capital stock of the guarantors specified above, the capital stock of our U.S. subsidiaries and the guarantors and up to 65% of the capital stock of certain of our non U.S. subsidiaries.

Restrictive Covenants and Other Matters

Our new senior secured credit facilities require that we, after an initial grace period, comply on a quarterly basis with a maximum consolidated leverage ratio test and minimum interest coverage ratio test. In addition, our new senior secured credit facilities include negative covenants, subject to significant exceptions, restricting or limiting our ability and the ability of certain of our subsidiaries to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	incur liens and engage in sale and leaseback transactions;

•	make certain loans and investments;

•	declare dividends, make payments or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and other business combinations;

•	prepay, redeem or purchase certain indebtedness, including the notes;

•	amend or otherwise alter terms of certain indebtedness, including the notes;

•	sell certain assets;

•	transact with affiliates;

•	enter into agreements limiting subsidiary distributions; and

•	alter the business that we conduct.

Nielsen is not bound by any financial or negative covenants contained in the credit agreement.

The new senior secured credit facilities also contain certain customary affirmative covenants and events of default.

Nielsen Finance Senior Notes

General

In connection with the Transactions, Nielsen Finance LLC and Nielsen Finance Co., special purpose entities wholly owned by us, issued $650 million of U.S. Dollar denominated unsecured senior notes and €150 million of Euro denominated unsecured senior notes. The Nielsen Finance Senior Notes mature on August 1, 2014. The U.S. Dollar denominated Nielsen Finance Senior Notes accrue interest at 10% per annum, and the Euro denominated Nielsen Finance Senior Notes accrue interest at 9% per annum. Interest is payable semiannually on February 1 and August 1 of each year, commencing February 1, 2007.

Covenants

Nielsen Finance LLC, Nielsen Finance Co., Nielsen Holding & Finance B.V., VNU International B.V. and certain subsidiaries of Nielsen are subject to numerous restrictive covenants under the indenture governing the Nielsen Finance Senior Notes, including restrictive covenants with respect to liens, indebtedness, mergers, disposition of assets, acquisition of assets, dividends, transactions with affiliates, investments, agreements, and other customary covenants.

Events of Default

The Nielsen Finance Senior Notes are subject to customary events of default, including non-payment of principal or interest, violation of covenants, cross accelerations under other indebtedness and insolvency or certain bankruptcy events. The occurrence of an event of default could result in the acceleration of principal of the Nielsen Finance Senior Notes.

Nielsen Finance Senior Subordinated Discount Notes

General

In connection with the Transactions, Nielsen Finance LLC and Nielsen Finance Co., special purpose entities wholly owned by us, issued $1,070 million principal amount at maturity of 12 1/2% unsecured senior subordinated discount notes. The Nielsen Finance Senior Subordinated Discount Notes mature on August 1, 2016. The Nielsen Finance Senior Subordinated Discount Notes were issued at a significant discount from their principal amount at maturity. The accreted value of the Nielsen Finance Senior Subordinated Discount Notes increases in value from the date of issuance until August 1, 2011 at a rate of 12 1/2% per annum, compounded semiannually. No cash interest will accrue on the Nielsen Finance Senior Subordinated Discount Notes until August 1, 2011. Cash interest will accrue at a rate of 12 1/2% per annum from August 1, 2011 and will be payable semiannually on February 1 and August 1 of each year commencing on February 1, 2012.

Covenants

Nielsen Finance LLC, Nielsen Finance Co., Nielsen Holding & Finance B.V., VNU International B.V. and certain subsidiaries of Nielsen are subject to numerous restrictive covenants under the indenture governing the Nielsen Finance Senior Subordinated Discount Notes, including restrictive covenants with respect to liens, indebtedness, mergers, disposition of assets, acquisition of assets, dividends, transactions with affiliates, investments, agreements, and other customary covenants.

Events of Default

The Nielsen Finance Senior Subordinated Discount Notes are subject to customary events of default, including non-payment of principal or interest, violation of covenants, cross accelerations under other indebtedness and insolvency or certain bankruptcy events. The occurrence of an event of default could result in the acceleration of principal of the Nielsen Finance Senior Subordinated Discount Notes.

Euro Medium Term Note Program

We have a Euro Medium Term Note (“EMTN”) program in place. All debenture loans and most private placements are quoted on the Luxembourg Stock Exchange. At March 31, 2007 and December 31, 2006, amounts with carrying values of $704 million and $706 million, respectively, of the program amount were issued under the EMTN program. There are no additional amounts available for borrowing under this program as of December 31, 2006. Upon consummation of the Transactions, €518 million ($685 million) remained outstanding under this program. The securities issued under the program contain covenants which generally restrict the creation of security over indebtedness with a principal amount greater than €15 million, a maturity greater than twelve months and which are in the form of securities that are or are intended to be listed on a stock market. As of March 31, 2007 the following are the amounts of the medium term notes that remain outstanding under the EMTN program:

Outstanding Nielsen Euro Medium Term Note Program Securities
Amount	Interest Rate	Maturity
¥4,000,000,000	2.50%	2011
€30,000,000	6.75%	2012
€25,000,000	Floating	2012
€25,000,000	Floating	2012
€50,000,000	Floating	2010
£250,000,000	5.625%	2010/2017

In 2003, a £250 million debenture loan was issued under the EMTN program. After seven years, the interest rate on the debenture loan will be reset for the remaining seven years to 5.50% plus the then applicable market credit spread for us. As a feature of the loan, after the seven years, we had a right to acquire the debentures from the holders at par. At the issuance date of the loan, we have assigned this right to two investment banks. If the acquisition right is exercised, the interest rate will be reset as aforementioned. If the acquisition right is not exercised, we will redeem the debenture loan at par.

DESCRIPTION OF THE NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, the terms “Issuer” and “Nielsen” refer to The Nielsen Company B.V.

The Issuer issued the old notes, and will issue the exchange notes, under an indenture dated August 9, 2006 (the “Indenture”) between Nielsen and Law Debenture Trust Company of New York, as trustee (the “Trustee”). Except as set forth herein, the terms of the exchange notes will be substantially identical and include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The following description is only a summary of the material provisions of the Indenture and Registration Rights Agreement and does not purport to be complete and is qualified in its entirety by reference to the provisions of those agreements, including the definitions therein of certain terms used below. We urge you to read the Indenture and the Registration Rights Agreement because those agreements, not this description, define your rights as Holders of the exchange notes. You may request copies of the Indenture and Registration Rights Agreement at our address set forth under the heading “Prospectus Summary” in this prospectus.

Brief Description of Notes

The old notes are, and the exchange notes will be:

•	unsecured senior obligations of the Issuer;

•	pari passu in right of payment to all existing and future senior indebtedness of the Issuer (including its guarantee of the Nielsen Finance Senior Notes);

•	effectively subordinated to all secured indebtedness of the Issuer (including its guarantee of the new senior secured credit facility);

•	structurally subordinated to all indebtedness of the Issuer’s subsidiaries; and

•	senior in right of payment to any future Subordinated Indebtedness of the Issuer (including its guarantee of the Nielsen Finance Senior Subordinated Discount Notes).

Holding Company Structure and Ranking

The Issuer is a holding company and does not have any material assets or operations other than ownership of the Capital Stock of VNU Intermediate Holding B.V. All of the Issuer’s operations are conducted through its Subsidiaries and therefore the Issuer will be dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations on the exchange notes. The new senior secured credit facility and the indentures governing the Nielsen Finance Senior Notes and the Nielsen Finance Senior Subordinated Discount Notes will restrict the ability of the Issuer’s Subsidiaries to pay dividends or make other distributions to the Issuer. In addition, certain laws restrict the ability of the Issuer’s subsidiaries to pay dividends and make loans and advances to the Issuer. The Issuer also only has a shareholder’s claim on the assets of its Subsidiaries. This shareholder’s claim is junior to the claims that creditors and holders of preferred stock of the Subsidiaries have against those Subsidiaries.

The old notes are, and the exchange notes will be, general unsecured obligations of the Issuer that rank senior in right of payment to all existing and future Subordinated Indebtedness of the Issuer. The old notes rank, and the exchange notes will rank, equally in right of payment with all existing and future liabilities of the Issuer that are not so subordinated and are effectively subordinated to all of the Issuer’s secured indebtedness, including the guarantee of indebtedness under the new senior secured credit facility, to the extent of the value of the assets that secure such indebtedness, and structurally subordinated to all of the existing and future indebtedness and liabilities of the Issuer’s Subsidiaries (including trade debt and indebtedness under the Nielsen Finance Senior Notes, the Nielsen Finance Senior Subordinated Discount Notes and the new senior secured credit facility). Any right of the Issuer and its creditors, including the holders of the old notes and the future holders of the exchange notes, to participate in the assets of any of its Subsidiaries upon such Subsidiary’s liquidation or reorganization will be effectively subordinated to the claims of that Subsidiary’s creditors. In addition, in the event of bankruptcy, liquidation, reorganization or other winding up of the Issuer, or upon a default in payment with respect to, or the acceleration of, any indebtedness under the new senior secured credit facility or other secured indebtedness, the assets of the Issuer that secure secured indebtedness will be available to pay obligations on the old notes, and in the future the exchange notes, only after all indebtedness under the new senior secured credit facility and other secured indebtedness has been repaid in full from such assets.

As of March 31, 2007, the Issuer had $7,751 million of indebtedness, consisting of the old notes, the existing indebtedness of the Issuer that was not settled as part of the Transactions, and the Issuer’s guarantee of the new senior secured credit facility, the Nielsen Finance Senior Notes, the Nielsen Finance Senior Subordinated Discount Notes, capital lease liabilities and other debt. As of March 31, 2007, the Issuer’s Subsidiaries had $10,463 million of indebtedness and other liabilities, to which the old notes are and the exchange notes will be structurally subordinated. The Indenture, the new senior secured credit facility and the indentures governing the Nielsen Finance Senior Notes and Nielsen Finance Senior Subordinated Discount Notes permit the Issuer and its Subsidiaries to incur additional indebtedness. See “Risk Factors—Risks Related to Our Notes and This Offering—Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.” in this prospectus.

Paying Agent and Registrar for the Notes

The Issuer will maintain one or more paying agents for the notes in London, England and Luxembourg. The principal paying agent is Deutsche Bank AG, London Branch and the paying agent and transfer agent in Luxembourg is Deutsche Bank Luxembourg, S.A.

The Issuer will also maintain a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar will be the Trustee. The registrar will maintain a register reflecting ownership of the notes outstanding from time to time and will make payments on and facilitate transfer of notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer, a Material Subsidiary or any Subsidiaries of a Material Subsidiary may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange the notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of the notes. Holders will be required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any note selected for redemption. Also, the Issuer is not required to transfer or exchange any note for a period of 15 days before a selection of the notes to be redeemed. The notes will be issued in minimum denominations of €2,000 and integral multiples of €1,000 in excess of €2,000, in each case in principal amount at maturity of the notes.

Principal, Maturity and Interest

The Issuer will issue up to €343,000,000 in an aggregate principal amount at maturity of exchange notes in this exchange offer. The notes will mature on August 1, 2016. The old notes were issued at a significant discount from their principal amount at maturity. The old notes had an initial Accreted Value of €583.37 per $1,000 principal amount at maturity to generate aggregate gross proceeds of €200,095,910 of the notes. The Accreted Value of each note will increase from the date of issuance until August 1, 2011, at a rate of 11 1/8% per annum, compounded semiannually using a 360-day year comprised of twelve 30-day months, such that the accreted value will equal the principal amount at maturity on such date. The Issuer may issue additional notes from time to time after this offering under the Indenture (“Additional Senior Discount Notes”). Each the notes offered by the Issuer and any Additional Senior Discount Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “exchange notes,” “old notes” and “notes” for all purposes of the Indenture and this “Description of Notes” include any Additional Senior Discount Notes that are actually issued.

No cash interest will accrue on the notes prior to August 1, 2011 although for U.S. federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder as such discount accretes. Consequently, you will be required to include amounts in your gross income for U.S. federal income tax purposes in advance of your receipt of the cash payments to which the income is attributable. See “Material United States Federal Tax Considerations” below for a discussion regarding the taxation of such original issue discount. Cash interest will accrue on the notes at the rate per annum shown on the front cover of this prospectus from August 1, 2011, or from the most recent date to which interest has been paid or provided for. Interest will be payable semiannually using a 360-day year comprised of twelve 30-day months in cash to Holders of record at the close of business on the January 15 or July 15 immediately preceding the interest payment date, on February 1 and August 1 of each year, commencing February 1, 2012.

Additional Interest

Additional Interest may accrue on the notes in certain circumstances pursuant to the Registration Rights Agreement. All references in the Indenture, in any context, to any interest or ether amount payable on or with respect to the notes shall be deemed to include any Additional Interest pursuant to the Registration Rights Agreement. Principal (including any accretion) of, premium, if any, and interest on the notes will be payable at the office or agency of the Issuer maintained for such purpose within Luxembourg or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders of the notes at their respective addresses set forth in the register of Holders; provided that all payments of principal (including any accretion), premium, if any, and interest with respect to the notes represented by one or more global notes registered in the name of or held by Euroclear or Clearstream or their nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency in Luxembourg will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the notes. We may at any time and from time to time purchase notes in the open market or otherwise.

Optional Redemption

Except as set forth below and under “—Optional Redemption for Tax Reasons,” the Issuer will not be entitled to redeem the notes at its option prior to August 1, 2011.

At any time prior to August 1, 2011 the Issuer may redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first class mail to the registered address of each Holder, at a redemption price equal to 100% of the Accreted Value of the notes redeemed plus the Applicable Premium as of the date of redemption (the “Redemption Date”), and, without duplication, accrued and unpaid interest and Additional Interest, if any, to the Redemption Date, subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date.

On and after August 1, 2011 the Issuer may redeem the notes, in whole or in part, upon notice as described under the heading “Repurchase at the Option of Holders—Selection and Notice” at the redemption prices (expressed as percentages of principal amount at maturity of the notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and Additional Interest, if any, to the applicable Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve month period beginning on August 1 of each of the years indicated below:

Year	Percentage
2011	105.563%
2012	103.708%
2013	101.854%
2014 and thereafter	100.000%

The Trustee shall select the notes to be purchased in the manner described under “Selection and Notice.”

Payment of Additional Amounts

All payments of principal and interest by or on behalf of the Issuer in respect of the notes shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within the Netherlands or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer shall pay such additional amounts as shall result in receipt by the Holders of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any note:

(i) to, or to a third party on behalf of, a Holder who is liable to such taxes, duties, assessments or governmental charges in respect of such note by reason of his having some connection with the Netherlands other than the mere holding of the note; or

(ii) to, or to a third party on behalf of, a Holder who could lawfully avoid (but has not so avoided) such deduction or withholding by complying or procuring that any third party complies with any statutory requirements or by making or procuring that any third party makes a declaration of non-residence or other similar claim for exemption to any tax authority in the place where the relevant note is presented for payment; or

(iii) presented for payment more than 30 days after the Relevant Date except to the extent that the Holder of it would have been entitled to such additional amounts on presenting it for payment on the thirtieth day; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) presented for payment by or on behalf of a Holder who would have been able to avoid such withholding or deduction by presenting the relevant note to another paying agent in a member state of the European Union.

As used in herein, “Relevant Date” in respect of any note means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Holder that, upon further presentation of the note, such payment will be made, provided that payment is in fact made upon such presentation.

Optional Redemption for Tax Reasons

The notes may be redeemed at the option of the Issuer in whole, but not in part, at any time, on giving not less than 30 nor more than 60 days’ notice to the Holders (which notice shall be irrevocable) at a redemption price equal to 100% of the Accreted Value of the notes redeemed plus accrued and unpaid interest and Additional Interest, if any, and including all additional amounts, if any, that will become due as a result of the redemption or otherwise, if (i) the Issuer satisfies the Trustee immediately before the giving of such notice that it has or will become obliged to pay additional amounts as described under “Payment of Additional Amounts,” as a result of any change in, or amendment to, the laws or regulations of the Netherlands or any political subdivision or any authority thereof or therein having the power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date (but before August 1, 2016), and (ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the notes then due. Before the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Trustee an Officer’s Certificate stating that the obligation referred to in (i) above cannot be avoided by the Issuer taking reasonable measures available to it and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the condition precedent set out in (ii) above in which event it shall be conclusive and binding on Holders. A copy of such notice of redemption will be sent to the Luxembourg Stock Exchange prior to the date for such redemption.

Selection and Notice

If the Issuer is redeeming less than all of the notes at any time, the Trustee will select the notes of such series to be redeemed (a) if such notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which such series of notes are listed or (b) on a pro rata basis to the extent practicable.

Notices of purchase or redemption shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of notes at such Holder’s registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture. If any note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such note shall state the portion of the principal amount at maturity thereof that has been or is to be purchased or redeemed.

The Issuer will issue a new note in a principal amount at maturity equal to the unredeemed portion of the original note in the name of the Holder upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, the Accreted Value ceases to increase and cash interest ceases to accrue, as the case may be, on notes or portions of them called for redemption.

Negative Pledge

So long as any of the notes remain outstanding, neither the Issuer nor any of its Material Subsidiaries will secure any Indebtedness by any lien, pledge, charge, or other security device upon any of its assets or revenues unless it shall, simultaneously with or prior to the creation of such security, take any and all action necessary to secure the obligations of the Issuer under the notes and the Indenture equally and rateably with such Indebtedness to the satisfaction of the Trustee or provide such other security for the notes and the Indenture as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the relevant Holders or as shall be approved by the Holders of a majority in principal amount at maturity of the notes of the relevant Holders, except for any Permitted Encumbrance.

Events of Default and Remedies

The Trustee at its discretion may, and if so requested in writing by holders of at least one-fifth in Accreted Value of the notes then outstanding shall, give notice to the Issuer that the outstanding notes are and they shall immediately become, due and payable at their Accreted Value, together with accrued interest and costs:

(i) in the event of default in any payment on the notes, if such default shall remain unremedied for a period of 15 Business Days after notice in writing thereof is given by the Trustee to the Issuer; or

(ii) in the event of default in the due performance of any other provision of the notes or the Indenture, if such default shall remain unremedied for a period of 30 Business Days after written notice thereof is given by the Trustee to the Issuer; or

(iii) in the event of bankruptcy (faillissement) of the Issuer or any Material Subsidiary or in the event that the Issuer or any Material Subsidiary files a petition for a moratorium (suréance van betaling); or

(iv) in the event of dissolution (ontbinding) of the Issuer or any Material Subsidiary prior to the payment of the notes in full (except for (a) in any such case, a dissolution for the purpose of and followed by a reconstruction, reorganization or amalgamation the terms of which have previously been approved in writing by the Trustee or by the Holders of a majority in principal amount at maturity of the notes, (b) in the case of the Issuer, the substitution in the place of the Issuer of a Substituted Obligor the terms of which have previously been approved as aforesaid, or (c) in the case of a Material Subsidiary, whereby the undertaking and assets of the Material Subsidiary are transferred to or otherwise vested in the Issuer or another of its subsidiaries); or

(v) in the event of default of the Issuer or any Material Subsidiary as to due and punctual payment of principal, premium (if any) or interest on any Indebtedness of the Issuer or any Material Subsidiary, as and when the same shall become due and payable, if such default shall continue for more than the longer of (i) fifteen days or (ii) the period of grace (if any) specified in the terms thereof, and the time for payment of such principal, premium (if any) and interest has not been validly extended, provided that in the case of the happening of any of the events mentioned in paragraph (ii) above, only if the Trustee shall have certified in writing that such event is, in its opinion, materially prejudicial to the interests of the Holders.

If any Event of Default (other than of a type specified in clause (iii) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount at maturity of the then total outstanding notes may declare the principal (or Accreted Value), premium, if any, (without duplication) interest and any other monetary obligations on all the then outstanding notes to be due and payable immediately; provided, however, that so long as any indebtedness under the new senior secured credit facilities (or successor facilities) shall be outstanding, no such acceleration shall be effective until the earlier of:

(1) acceleration of any such Indebtedness under the new senior secured credit facilities (or successor facilities); or

(2) five Business Days after the giving of written notice of such acceleration to the Issuer and the administrative agent under the new senior secured credit facilities (or successor facilities).

Upon the effectiveness of such declaration, such principal (or Accreted Value) and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (iii) of the first paragraph of this section, all outstanding notes will become due and payable without further action or notice. The Indenture will provide that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal (or Accreted Value), premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the notes.

The Indenture will provide that the Holders of a majority in aggregate principal amount at maturity of the then outstanding notes by notice to the Trustee may on behalf of the Holders of all of the notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal (or Accreted Value) of any note held by a non-consenting Holder. In the event of any Event of Default specified in clause (v) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such, Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal (or Accreted Value), premium (if any) or interest when due, no Holder of a note may pursue any remedy with respect to the Indenture or the notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount at maturity of the total outstanding notes have requested the Trustee to pursue the remedy;

(3) Holders of the notes have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount at maturity of the total outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount at maturity of the total outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a note or that would involve the Trustee in personal liability.

The Indenture will provide that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within five Business Days after becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any of its parent companies shall have any liability for any obligations of the Issuer under the notes or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the notes (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of notes to receive payments in respect of the principal (or Accreted Value) of, premium, if any, and interest on the notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuer’s obligations with respect to notes concerning issuing temporary notes, registration of such notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations released with respect to substantially all of the restrictive covenants in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the notes:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the notes, Euro or non-callable government obligations of any member nation of the European Union whose official currency is the Euro, rated AAA or better by S&P and Aaa or better by Moody’s, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the Accreted Value of, premium, if any, and, without duplication, interest due on the notes on the stated maturity date or on the redemption date, as the case may be, of such Accreted Value, premium, if any, or interest on such notes and the Issuer must specify whether such notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee (i) an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred and (ii) an opinion of counsel in the Netherlands reasonably acceptable to the Trustee to the effect that (a) the Holders of the outstanding notes will not recognize income, gain or loss for Dutch income tax purposes as a result of such Legal Defeasance and will be subject Dutch income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred and (b) payments from the defeasance trust will be free and exempt from any and all withholding and other income taxes of whatever nature imposed or levied by or on behalf of the Netherlands or any political subdivision thereof or therein having the power to tax;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee (i) an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred and (ii) an opinion of counsel in the Netherlands reasonably acceptable to the Trustee to the effect that (a) the Holders of the outstanding notes will not recognize income, gain or loss for Dutch income tax purposes as a result of such Covenant Defeasance and will be subject to Dutch income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred and (b) payments from the defeasance trust will be free and exempt from any and all withholding and other income taxes of whatever nature imposed or levied by or on behalf of the Netherlands or any political subdivision thereof or therein having the power to tax;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Issuer is a party or by which the Issuer is bound;

(6) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or others; and

(8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes, when either:

(1) all notes theretofore authenticated and delivered, except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)(a) all notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption and redeemed within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the notes, Euro or non-callable government obligations of any member nation of the European Union whose official currency is the Euro, rated AAA or better by S&P and Aaa or better by Moody’s, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the notes not theretofore delivered to the Trustee for cancellation for principal (or Accreted Value), premium, if any, and, without duplication, accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit) with respect to the Indenture or the notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under any material agreement or instrument governing Indebtedness (other than the Indenture) to which the Issuer is a party or by which the Issuer is bound;

(c) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, and the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount at maturity of the notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for notes, and any existing Default or compliance with any provision of the Indenture or the notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount at maturity of the then outstanding notes, other than notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the notes).

The Indenture will provide that, without the consent of each affected Holder of notes, an amendment or waiver may not, with respect to any notes held by a non-consenting Holder:

(1) reduce the Accreted Value of such notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the Accreted Value of or change the fixed final maturity of any such Senior Discount Note or alter or waive the provisions with respect to the redemption of such notes;

(3) reduce the rate of or change the time for payment of interest on any Senior Discount Note;

(4) waive a Default in the payment of principal (or Accreted Value) of or premium, if any, or (without duplication) interest on the notes, except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount at maturity of the notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any Senior Discount Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal (or Accreted Value) of or premium, if any, or, without duplication, interest on the notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal (or Accreted Value) of, or interest on such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes;

(9) make any change to the ranking of the notes that would adversely affect the Holders; or

(10) change the method of calculating Accreted Value.

Notwithstanding the foregoing, the Issuer and the Trustee may amend or supplement the Indenture or notes without the consent of any Holder;

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated notes of such series in addition to or in place of certificated notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide the assumption of the Issuer’s obligations to the Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(10) to add a guarantor under the Indenture;

(11) to conform the text of the Indenture, or the notes to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or notes; or

(12) making any amendment to the provisions of the Indenture relating to the transfer and legending of notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the notes; provided, however, that (i) compliance with the Indenture as so amended would not result in notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture will contain certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture will provide that the Holders of a majority in principal amount at maturity of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Currency Indemnity and Calculation of Euro-denominated Restrictions

The Euro is the sole currency of account and payment for all sums payable by the Issuer under or in connection with the notes and the Indenture including damages. Any amount received or recovered in a currency other than Euro, whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Issuer or otherwise, by any Holder of a Senior Discount Note or by the Trustee in respect of any sum expressed to be due to it from the Issuer will only constitute a discharge of the Issuer to the extent of the Euro amount which the recipient is able to purchase with the amount so received or recovered that other ordinary currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so).

If that Euro amount is less than the Euro amount expressed to be due to the recipient under any Senior Discount Note or the Trustee, the Issuer will indemnify them against any loss sustained by such recipient as a result. In any event, the Issuer will indemnify the recipient against the cost of making any such purchase. For the purposes of this currency indemnity provision, it will be sufficient for the Holder or the Trustee to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of Euro been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of Euro on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from the Issuer’s other obligations, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by any Holder or the Trustee and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect to any sum due under any Senior Discount Note or to the Trustee.

Except as otherwise specifically set forth herein, for purposes of determining compliance with any Euro-denominated restriction herein, the Euro-equivalent amount for purposes hereof that is denominated in a non-Euro currency shall be calculated based on the relevant currency exchange rate in effect on the date such non-Euro amount is incurred or made, as the case may be.

Consent to Jurisdiction and Service

In relation to any legal action or proceedings arising out of or in connection with the Indenture and the notes, the Issuer in the Indenture irrevocably submits to the non-exclusive jurisdiction of the federal and state courts in the Borough of Manhattan in the City of New York, County and State of New York, United States of America.

Certain Definitions

Set forth below are certain defined terms used in the Indenture.

“Accreted Value” means, as of any date (the “Specified Date”): the amount provided below for each €1,000 principal amount at maturity of notes:

(a) if the Specified Date occurs on one of the following dates (each, a “Semi-Annual Accrual Date”), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

Semi Annual Accrual Date	Accreted Value
February 1, 2007	€615.74
August 1, 2007	€649.90
February 1, 2008	€685.96
August 1, 2008	€724.02
February 1, 2009	€764.19
August 1, 2009	€806.59
February 1, 2010	€851.35
August 1, 2010	€898.58
February 1, 2011	€948.44
August 1, 2011	€1,000.00

The foregoing Accreted Values shall be increased, if necessary, to reflect any accretion of Additional Interest;

(b) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (A) the original issue (for each €1,000 principal amount at maturity) price of a Senior Discount Note and (B) the amount equal to the product of (x) the Accreted Value for the first Semi-Annual Accrual Date less such original issue price multiplied by (y) a fraction, the numerator of which is the number of days from the Issue Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days from the Issue Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months.

(c) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (B) an amount equal to the product of (x) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date multiplied by (y) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

(d) if the Specified Date occurs on or after August 1, 2011, the Accreted Value will equal €1,000.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, the greater of:

(a) 1.0% of the Accreted Value of such Senior Discount Note on such Redemption Date; and

(b) the excess, if any, of (i) the present value at such Redemption Date of the redemption price of such Senior Discount Note at August 1, 2011 (each such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), computed using a discount rate equal to the Bund Rate as of such Redemption Date plus 50 basis points; over (ii) the Accreted Value of such Senior Discount Note.

“Bund Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of direct obligations of the Federal Republic of Germany (Bunds or Bundesanleihen) with a constant maturity (as compiled and published in the most recent financial statistics) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such financial statistics are no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to August 1, 2011; provided, however, that if the period from the Redemption Date to August 1, 2011 is less than one year, the weekly average yield on actually traded direct obligations of the Federal Republic of German adjusted to a constant maturity of one year will be used.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the notes or the date the notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased in order to satisfy applicable statutory or regulatory obligations.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or of a direct or indirect parent of the Issuer (excluding Disqualified Stock), other than:

(1) public offerings with respect to any such Person’s common stock registered on Form S-8; and

(2) issuances to the Issuer or any Subsidiary of the Issuer.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date.

“Group” means the Issuer and its consolidated Subsidiaries.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Holder” means the Person in whose name a Senior Discount Note is registered on the registrar’s books.

“Indebtedness” means any present or future indebtedness with a remaining maturity of more than twelve months and with a principal amount of more than €15,000,000 (including any liability, whether conditional or unconditional, actual or contingent, under any guarantee or indemnity or any other legally binding assurance against financial loss) in respect of any notes, bonds, or other debt securities that are, or are intended to be, from time to time quoted, listed or ordinarily dealt in on any stock exchange, automated trading system, over the counter or other securities market.

“Issue Date” means August 9, 2006, the date on which the old notes were originally issued.

“Issuer” has the meaning set forth in the first paragraph under “General.”

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in Luxembourg.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Material Subsidiary” means, at any particular time, a Subsidiary whose total revenues (consolidated if such Subsidiary has Subsidiaries and excluding intercompany revenues from other Subsidiaries in the Group) attributable to the Issuer (having regard to its direct and/or indirect beneficial interest in the shares, or the like, of such Subsidiary) represents at least 15% of the consolidated total revenues of the Group. A report of the auditors for the Issuer or an Officer’s Certificate whether or not addressed to the Trustee that in their opinion a Subsidiary is or is not a Material Subsidiary may be relied upon by the Trustee without further enquiry or evidence and, if relied upon by the Trustee, shall, in the absence of manifest error, be conclusive and binding. Any certificate or report of the auditors for the Issuer or an Officer’s Certificate called for by or provided to the Trustee in accordance with or for the purposes of these presents, may be relied upon by the Trustee as sufficient evidence of the facts stated therein notwithstanding that such certificate or report and /or any engagement letter or other document entered into by the Trustee in connection therewith contains a monetary or other limit on the liability of the auditors for the Issuer thereof.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person and its Subsidiaries, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Permitted Encumbrance” means:

(i) an encumbrance on any asset securing Indebtedness incurred for the purpose of financing the acquisition of such asset (provided the amount secured thereby is not subsequently increased) or

(ii) an encumbrance existing on any asset prior to its acquisition (through shares or through assets) and not created in contemplation of such event (provided the amount secured thereby is not subsequently increased) or

(iii) an encumbrance not otherwise permitted by the above securing Indebtedness in an aggregate amount not exceeding €25,000,000.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Registration Rights Agreement” means the Registration Rights Agreement with respect to the notes dated as of the Issue Date, among the Issuer and the Initial Purchasers.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Subordinated Indebtedness” means any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the notes.

“Subsidiary” means at any particular time, any company which is then directly or indirectly controlled or more than one half of whose issued equity share capital (or equivalent) is then beneficially owned by the Issuer and/or one or more of its Subsidiaries.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C §§ 77aaa-77bbbb).

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

To ensure compliance with treasury department circular 230, Holders are hereby notified that: (a) any discussion of federal tax issues in this prospectus supplement is not intended or written to be relied upon, and cannot be relied upon, by Holders for the purpose of avoiding penalties that may be imposed on holders under the Internal Revenue Code; (b) such discussion is included herein by the issuer in connection with the promotion or marketing (within the meaning of circular 230) by the issuer of the transactions or matters addressed herein; and (c) holders should seek advice based on their particular circumstances from an independent tax advisor.

The following is a summary of certain material U.S. federal income tax consequences of the exchange of old notes for exchange notes pursuant to the exchange offer, but does not address any other aspects of U.S. federal income tax consequences. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. Except as expressly stated otherwise, this summary is limited to the tax consequences of U.S. Holders that exchange old notes for exchange notes in the exchange offer and who hold the old notes as capital assets within the meaning of Section 1221 of the Code, which we refer to as “Holders.” This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular Holders in light of their particular investment circumstances or status, nor does it address specific tax consequences that may be relevant to particular persons (including, for example, financial institutions, broker dealers, insurance companies, partnerships or other pass-through entities, expatriates, tax-exempt organizations and persons that have a functional currency other than the U.S. Dollar or persons in special situations, such as those who have elected to mark securities to market or those who hold notes as part of a straddle, hedge, conversion transaction or other integrated investment). This summary is not binding on the Internal Revenue Service (the “IRS”) or the courts. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this summary, and we cannot assure you that the IRS will agree with such statements and conclusions.

This summary is for general information only. Persons considering the exchange of old notes for exchange notes are urged to consult their independent tax advisors concerning the U.S. federal income taxation consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

For purposes of the following summary, “U.S. Holder” is a Holder that is, for U.S. federal income tax purposes (i) a citizen or individual resident of the U.S.; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source; or (iv) a trust, if a court within the U.S. is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all its substantial decisions or if a valid election to be treated as a U.S. person is in effect with respect to such trust. A “Non-U.S. Holder” is a Holder that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

Exchange of an Old Note for an Exchange Note Pursuant to the Exchange Offer

The exchange by any Holder of an old note for an exchange note should not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, no gain or loss should be recognized by Holders that exchange old notes for exchange notes pursuant to the exchange offer. For purposes of determining gain or loss upon the subsequent sale or exchange of exchange notes, a Holder’s tax basis in an exchange should be the same as such Holder’s tax basis in the old note exchanged therefore. Holders should be considered to have held the exchange notes from the time of their acquisition of the old notes.

DUTCH TAXATION

This is a general summary and the tax consequences as described here may not apply to a holder of Senior Discount Notes. Any potential investor should consult his own tax adviser for more information about the tax consequences of acquiring, owning and disposing of Senior Discount Notes in his particular circumstances.

This taxation summary solely addresses the principal Dutch tax consequences of the acquisition, the ownership and disposition of Senior Discount Notes. It does not consider every aspect of taxation that may be relevant to a particular holder of Senior Discount Notes under special circumstances or who is subject to special treatment under applicable law. Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law.

This summary is based on the tax laws of The Netherlands as they are in force and in effect on the date of this prospectus. The laws upon which this summary is based are subject to change, possibly with retroactive effect. A change to such laws may invalidate the contents of this summary, which will not be updated to reflect any such change. This summary assumes that each transaction with respect to Senior Discount Notes is at arm’s length.

Withholding tax

All payments under the Senior Discount Notes may be made free from withholding or deduction of or for any taxes of whatever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein, except where the Senior Discount Notes are issued under such terms and conditions that such Senior Discount Notes are capable of being classified as shares of the Issuer within the meaning of article 1, paragraph 1 of the Dutch Withholding Tax Act (Wet op de Dividendbelasting 1965), or as profit participating certificates (winstbewijzen) within the meaning of article 1, paragraph 1 of the Dutch Withholding Tax Act or as loans within the meaning of article 10, paragraph 1, letter d, of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969) and where the Senior Discount Notes are issued that are redeemable in exchange for, convertible into or linked to shares or other equity instruments issued or to be issued by the Issuer or by any entity related to the Issuer.

Taxes on income and capital gains

Resident holders of Senior Discount Notes

The summary set out in this section “Dutch Taxation—Taxes on income and capital gains—Resident holders of Senior Discount Notes” only applies to a holder of Senior Discount Notes who is a “Dutch Individual” or a “Dutch Corporate Entity.”

A holder of Senior Discount Notes is a “Dutch Individual” if:

•	he is an individual; and

•	he is resident, or deemed to be resident, in The Netherlands for Dutch income tax purposes, or has elected to be treated as a resident of The Netherlands for Dutch income tax purposes.

A holder of Senior Discount Notes is a “Dutch Corporate Entity” if:

•	it is a corporate entity (including an association that is taxable as a corporate entity) that is subject to Dutch corporation tax;

•	it is resident, or deemed to be resident, in The Netherlands for Dutch corporation tax purposes;

•	it is not an entity that, although in principle subject to Dutch corporation tax, is, in whole or in part, specifically exempt from that tax; and

•	it is not an investment institution (beleggingsinstelling) as defined in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

If a holder of Senior Discount Notes is not an individual and if it does not satisfy any one or more of these tests, with the exception of the second test, its Dutch tax position is not discussed in this prospectus.

Dutch Individuals deriving profits or deemed to be deriving profits from an enterprise

Any benefits derived or deemed to be derived from Senior Discount Notes, including any gain realised on the disposal thereof, by a Dutch Individual that are attributable to an enterprise from which such Dutch Individual derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise (other than as an entrepreneur or a shareholder), are generally subject to Dutch income tax at progressive rates.

Dutch Individuals deriving benefits from miscellaneous activities

Any benefits derived or deemed to be derived from Senior Discount Notes, including any gain realised on the disposal thereof, by a Dutch Individual that constitute benefits from miscellaneous activities (resultaat uit overige werkzaamheden) are generally subject to Dutch income tax at progressive rates.

Benefits derived from Senior Discount Notes by a Dutch Individual are taxable as benefits from miscellaneous activities if he, or an individual who is a connected person in relation to him as meant in article 3.91, paragraph 2, letter b, or letter c, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), has a substantial interest (aanmerkelijk belang) in the Issuer.

A person has a substantial interest in the Issuer if such person—either alone or, in the case of an individual, together with his partner (partner), if any—has, directly or indirectly, either the ownership of shares representing five per cent. or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Issuer, or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent five per cent. or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Issuer, or the ownership of profit participating certificates that relate to five per cent. or more of the annual profits of the Issuer or to five per cent. or more of the liquidation proceeds of the Issuer.

A person who is entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and such person’s entitlement to such benefits is considered a share or a profit participating certificate, as the case may be.

Furthermore, a Dutch Individual may, inter alia, derive benefits from Senior Discount Notes that are taxable as benefits from miscellaneous activities in the following circumstances:

a. if his investment activities go beyond the activities of an active portfolio investor, for instance in the case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

b. if he makes Senior Discount Notes available or is deemed to make Senior Discount Notes available, legally or in fact, directly or indirectly, to certain parties as meant in the articles 3.91 and 3.92 of the Dutch Income Tax Act 2001 under circumstances described there.

Other Dutch Individuals

If a holder of Senior Discount Notes is a Dutch Individual whose situation has not been discussed before in this section “Dutch taxation—Taxes on income and capital gains—Resident holders of Senior Discount Notes”, benefits from his Senior Discount Notes are taxed as a benefit from savings and investments (voordeel uit sparen en beleggen). Such benefit is deemed to be four per cent. per annum of the average of his “yield basis” (rendementsgrondslag) at the beginning and at the end of the year, insofar as that average exceeds the “exempt net asset amount” (heffingvrij vermogen). The benefit is taxed at the rate of thirty per cent. The value of his Senior Discount Notes forms part of his yield basis. Actual benefits derived from his Senior Discount Notes, including any gain realised on the disposal thereof, are not as such subject to Dutch income tax.

Dutch Corporate Entities

Any benefits derived or deemed to be derived from Senior Discount Notes, including any gain realised on the disposal thereof, that are held by a Dutch Corporate Entity are generally subject to Dutch corporation tax.

Non-resident holders of Senior Discount Notes

The summary set out in this section “Dutch Taxation—Taxes on income and capital gains—Non-resident holders of Senior Discount Notes” only applies to a holder of Senior Discount Notes who is a Non-Resident holder of Senior Discount Notes.

A holder of Senior Discount Notes will be considered a “Non-Resident holder of Senior Discount Notes” if he is neither resident, nor deemed to be resident, in The Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, in the case of an individual, has not elected to be treated as a resident of The Netherlands for Dutch income tax purposes.

Individuals

A Non-Resident holder of Senior Discount Notes who is an individual will not be subject to any Dutch taxes on income or capital gains in respect of any benefit derived or deemed to be derived from Senior Discount Notes, including any payment under Senior Discount Notes and any gain realised on the disposal of Senior Discount Notes, provided that both of the following conditions are satisfied.

1. If he derives profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as an entrepreneur or a shareholder, which enterprise is either managed in The Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in The Netherlands, as the case may be, his Senior Discount Notes are not attributable to such enterprise.

2. He does not derive benefits from Senior Discount Notes that are taxable as benefits from miscellaneous activities in The Netherlands (resultaat uit overige werkzaamheden in Nederland).

See the section “Dutch Taxation—Taxes on income and capital gains—Resident holders of Senior Discount Notes—Dutch Individuals deriving benefits from miscellaneous activities” for a description of the circumstances under which the benefits derived from Senior Discount Notes may be taxable as benefits from miscellaneous activities, on the understanding that such benefits will be taxable in The Netherlands only if such activities are performed or deemed to be performed in The Netherlands.

Entities

A Non-Resident holder of Senior Discount Notes other than an individual will not be subject to any Dutch taxes on income or capital gains in respect of benefit derived or deemed to be derived from Senior Discount Notes, including any payment under Senior Discount Notes or any gain realised on the disposal of Senior Discount Notes, provided that (a) if such Non-Resident holder of Senior Discount Notes derives profits from an enterprise that is either managed in The Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in The Netherlands, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise (other than as an entrepreneur or as a holder of securities), its Senior Discount Notes are not attributable to such enterprise, and (b) such Non-Resident holder of Senior Discount Notes does not have a substantial interest in the Issuer.

A person other than an individual has a substantial interest in the Issuer, (x) if it has a substantial interest in the Issuer as described in the section “Dutch taxation—Taxes on income and capital gains—Resident holders of Senior Discount Notes—Dutch Individuals deriving benefits from miscellaneous activities” or (y) if it has a deemed substantial interest in the Issuer. A deemed substantial interest may be present if its shares, profit participating certificates or rights to acquire shares or profit participating certificates in the Issuer have been acquired by such person or are deemed to have been acquired by such person on a non-recognition basis.

General

Subject to the above, a Non-Resident holder of Senior Discount Notes will not be subject to income taxation in The Netherlands by reason only of the execution (ondertekening), delivery (overhandiging) and/or enforcement of the documents relating to the issue of the Senior Discount Notes or the performance by the Issuer of its obligations thereunder or under the Senior Discount Notes.

Gift and inheritance taxes

A person who acquires Senior Discount Notes as a gift, in form or in substance, or who acquires or is deemed to acquire Senior Discount Notes on the death of an individual, will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

(i) the donor is, or the deceased was resident or deemed to be resident in The Netherlands for purposes of gift or inheritance tax, as the case may be; or

(ii) the Senior Discount Notes are or were attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in The Netherlands at the time of the gift or of the death of the deceased; or

(iii) the donor made a gift of Senior Discount Notes, then became a resident or deemed resident of The Netherlands, and died as a resident or deemed resident of The Netherlands within 180 days after the date of the gift.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable by a holder of Senior Discount Notes in The Netherlands in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including the enforcement of any foreign judgment in the courts of The Netherlands) of the documents relating to the issue of Senior Discount Notes or the performance by the Issuer of its obligations thereunder or under the Senior Discount Notes.

PLAN OF DISTRIBUTION

Until 90 days after the date of this prospectus, all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with secondary resales of exchange notes and cannot rely on the position of the staff of the Commission set forth in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes only where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days from the date on which the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until October 30, 2007, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act.

For a period of 180 days from the date on which the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker-dealers and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and the enforceability of the obligations under the exchange notes to be issued will be passed upon for us by O’Melveny & Myers LLP, New York, New York, and Clifford Chance LLP, Amsterdam, the Netherlands.

EXPERTS

The consolidated financial statements and schedule of The Nielsen Company B.V. at December 31, 2006 and for the period from May 24, 2006 through December 31, 2006 for the Successor, and for the period from January 1, 2006 through May 23, 2006 for the Predecessor, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedule of The Nielsen Company B.V. at December 31, 2005 and for each of the two years in the period ended December 31, 2005 for the Predecessor, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young Accountants, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We will be required to file annual and quarterly reports and other information with the SEC after the registration statement described below is declared effective by the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings will also be available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Our reports and other information that we have filed, or may in the future file, with the SEC are not incorporated by reference into and do not constitute part of this prospectus.

We have filed a registration statement on Form S-4 to register with the SEC the exchange notes to be issued in exchange for the old notes. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize in this prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

The Nielsen Company B.V. is a Netherlands besloten venootschap met beperkte aansprakelijkeid, or private company with limited liability. Certain of its officers and directors may be residents of various jurisdictions outside the United States. In addition, certain of The Nielsen Company B.V.’s assets, are located outside the United States. The Nielsen Company B.V. has agreed, in accordance with the terms of the indenture under which the exchange notes will be issued, to accept service of process in any suit, action or proceeding with respect to the indenture, the notes or the security documents brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of the notes to effect service within the United States upon directors, officers and experts who are not residents of the United States or to realize or enforce in the United States upon judgments of courts of the United States predicated upon civil liability under U.S. federal securities laws. We have been advised by our Dutch counsel that there is doubt as to the enforceability in the Netherlands against The Nielsen Company B.V. or against its directors, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal securities laws.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE
Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of March 31, 2007 (Unaudited) and December 31, 2006 for the Successor	F-2

Condensed Consolidated Statements of Operations (Unaudited) for the three months ended March 31, 2007 for the Successor and for the three months ended March 31, 2006 for the Predecessor	F-3

Condensed Consolidated Statements of Cash Flows (Unaudited) for the three months ended March 31, 2007 for the Successor and for the three months ended March 31, 2006 for the Predecessor	F-4

Notes to Condensed Consolidated Financial Statements (Unaudited)	F-5

Audited Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms	F-24

Consolidated Balance Sheets as of December 31, 2006 for the Successor and December 31, 2005 for the Predecessor	F-25

Consolidated Statements of Operations for the period from May 24, 2006 through December 31, 2006 for the Successor and for the period from January 1, 2006 through May 23, 2006 and for the years ended December 31, 2005 and 2004 for the Predecessor

F-26

Consolidated Statements of Cash Flows for the period from May 24, 2006 through December 31, 2006 for the Successor and for the period from January 1, 2006 through May 23, 2006 and for the years ended December 31, 2005 and 2004 for the Predecessor

F-27

Consolidated Statements of Changes in Shareholders’ Equity and Accumulated Other Comprehensive Income for the period from May 24, 2006 through December 31, 2006 for the Successor and for the period from January 1, 2006 through May 23, 2006 and for the years ended December 31, 2005 and 2004 for the Predecessor

F-28

Notes to Consolidated Financial Statements	F-30

The Nielsen Company bv

Condensed Consolidated Balance Sheets

	Successor
(IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)	March 31, 2007	December 31, 2006
	(Unaudited)
Assets:
Current assets
Cash and cash equivalents	$617	$631
Marketable securities	116	151
Trade and other receivables, net of allowances for doubtful accounts and sales returns of $28 and $29 in 2007 and 2006, respectively.	744	740
Prepaid expenses and other current assets	272	247
Assets of discontinued operations	—	545

Total current assets	1,749	2,314
Non-current assets
Property, plant and equipment, net	514	524
Goodwill	6,695	6,664
Other intangible assets, net	5,752	5,772
Deferred tax assets	122	106
Other non-current assets	717	719

Total assets	$15,549	$16,099

Liabilities, minority interests and shareholders’ equity:
Current liabilities
Accounts payable and other current liabilities	$910	$988
Deferred revenues	472	451
Income tax liabilities	101	252
Current portion of long-term debt, capital lease obligations and other short-term borrowings	236	212
Liabilities of discontinued operations	—	143

Total current liabilities	1,719	2,046
Non-current liabilities
Long-term debt and capital lease obligations	7,515	7,761
Deferred tax liabilities	1,891	1,901
Other non-current liabilities	476	372

Total liabilities	11,601	12,080

Commitments and contingencies (Note 13)

Minority interests	105	105

Shareholders’ equity:
7% preferred stock, €8.00 par value, 150,000 shares authorized, issued and outstanding	1	1
Common stock, €0.20 par value, 550,000,000 shares authorized and 258,463,857 shares issued at March 31, 2007 and December 31, 2006	58	58
Additional paid-in capital	4,130	4,122
Accumulated deficit	(387)	(313)
Accumulated other comprehensive income, net of income taxes	41	46

Total shareholders’ equity	3,843	3,914

Total liabilities, minority interests and shareholders’ equity	$15,549	$16,099

The accompanying notes are an integral part of these condensed consolidated financial statements.

The Nielsen Company bv

Condensed Consolidated Statements of Operations

	Successor	Predecessor
(IN MILLIONS EXCEPT SHARE AND PER SHARE DATA)	Three months ended March 31, 2007	Three months ended March 31, 2006
	(Unaudited)	(Unaudited)
Revenues	$1,072	$ 1,003

Cost of revenues, exclusive of depreciation and amortization shown separately below	500	480
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	386	357
Depreciation and amortization	111	79
Transaction costs	—	52
Restructuring costs	19	2

Operating income	56	33

Interest income	8	5
Interest expense	(156)	(30)
Gain/(loss) on derivative instruments	9	(7)
Foreign currency exchange transaction (losses)/gains, net	(4)	(1)
Equity in net income of affiliates	2	2
Other (expense)/income, net	(2)	10

(Loss)/income from continuing operations before income taxes and minority interests	(87)	12
Benefit/(provision) for income taxes	13	(13)
Minority interests	—	—

Loss from continuing operations	(74)	(1)
Discontinued operations, net of tax	—	(1)

Net loss	$(74)	(2)

Preferred stock dividends	NM	(2)

Net loss available to common shareholders	NM	$ (4)

Net (loss)/Income per common share, basic and diluted
Loss from continuing operations	NM	$ (0.01)
Loss from discontinued operations	NM	—

Net loss per common share	NM	$ (0.01)

Weighted average common shares outstanding, basic and diluted	NM	257,193,232

The accompanying notes are an integral part of these condensed consolidated financial statements.

The Nielsen Company bv

Condensed Consolidated Statements of Cash Flows

	Successor	Predecessor
(IN MILLIONS)	Three months ended March 31, 2007	Three months ended March 31, 2006
	(Unaudited)	(Unaudited)
Net cash (used in)/provided by operating activities	$(104)	$55

Investing Activities
Acquisition of subsidiaries and affiliates, net of cash acquired	(10)	(36)
Proceeds from sale of subsidiaries and affiliates, net	392	-
Additions to property, plant and equipment and other assets	(19)	(20)
Additions to intangible assets	(30)	(13)
Purchases of marketable securities	(31)	(24)
Sale and maturities of marketable securities	37	42
Other investing activities	—	9

Net cash provided by/(used in) investing activities	339	(42)

Financing Activities
Proceeds from issuances of debt	63	—
Repayments of debt	(341)	—
Stock activity of subsidiaries, net	—	(9)
Increase/(decrease) in other short-term borrowings	21	(5)
Activity under stock plans	—	7
Other financing activities	—	(2)

Net cash used in financing activities	(257)	(9)

Effect of exchange-rate changes on cash and cash equivalents	8	16

Net (decrease)/increase in cash and cash equivalents	(14)	20
Cash and cash equivalents at beginning of period	631	1,019

Cash and cash equivalents at end of period	$617	$1,039

Supplemental Cash Flow Information
Cash paid for income taxes	$(14)	$(11)
Cash paid for interest, net of amounts capitalized	(144)	(7)

The accompanying notes are an integral part of these condensed consolidated financial statements.

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements

1. Description of Business and Basis of Presentation

The Nielsen Company bv (the “Company” or “Nielsen”) (formerly known as VNU Group bv and VNU nv) is a global information and media company with leading market positions and recognized brands. Nielsen is organized into three segments: Consumer Services (e.g., ACNielsen), Media (e.g., Nielsen Media Research) and Business Media (e.g., Billboard, The Hollywood Reporter). Nielsen is active in more than 100 countries, with its headquarters located in Haarlem, the Netherlands and New York, USA.

On May 24, 2006, Nielsen was acquired through a tender offer to shareholders by Valcon Acquisition bv (“Valcon”), an entity formed by investment funds associated with AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co., and Thomas H. Lee Partners (collectively, the “Sponsors”). Valcon’s cumulative purchases totaled 99.44% of Nielsen’s outstanding common shares as of March 31, 2007. Valcon acquired 100% of the preferred B shares in the period from May 24, 2006 to December 31, 2006 which were subsequently canceled. Valcon intends to acquire the remaining Nielsen common shares through a statutory squeeze-out procedure, pursuant to Dutch legal and regulatory requirements, which is expected to be completed in 2007. The common and preferred shares were delisted from the Euronext Amsterdam on July 11, 2006.

Nielsen became a subsidiary of Valcon upon the consummation of the acquisition by Valcon (the “Valcon Acquisition”). Valcon’s cost of acquiring Nielsen has been pushed-down to establish the new accounting basis in Nielsen. Although Nielsen continues as the same legal entity after the Valcon Acquisition, the accompanying condensed consolidated statements of operations and cash flows are presented for two periods: Predecessor and Successor, which relate to periods preceding and succeeding the Valcon Acquisition. These separate periods are presented to reflect the new accounting basis established for Nielsen as of the acquisition date and have been separated by a vertical line on the face of the consolidated financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The Successor portion of the financial statements also reflects the push-down of Valcon’s borrowings under its senior secured bridge facility, which was used to fund a portion of the Valcon Acquisition, and was repaid with funds borrowed by Nielsen and certain of its subsidiaries and equity contributions from the Sponsors.

The accompanying condensed consolidated financial statements are unaudited but, in the opinion of management, contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly the Company’s financial position and the results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the U.S. (“U.S. GAAP”) applicable to interim periods. All amounts are presented in U.S. Dollars (“$”), except for share data or where expressly stated as being in other currencies, e.g. Euros (“€”). The condensed consolidated financial statements include the accounts of Nielsen and all subsidiaries and other controlled entities. The accounting policies followed by Nielsen in the Successor period are consistent with those of the Predecessor period, except for those adjustments related to the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”) as of January 1, 2007. Certain reclassifications have been made to the prior period amounts to conform to the March 31, 2007 presentation. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2006 and for the period from May 24, 2006 through December 31, 2006 for the Successor and for the period from January 1, 2006 through May 23, 2006 for the Predecessor, included in this prospectus and registration statement on Form S-4 as filed with the Securities and Exchange Commission.

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements—(continued)

2. Summary of Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities, including an amendment of FASB Statement No. 115”, which permits companies to choose to measure certain items at fair value and to report unrealized gains and losses on items for which the fair value option is elected in earnings. This statement is effective for fiscal years beginning after November 15, 2007. Nielsen is currently evaluating the impact of adopting SFAS No. 157 and SFAS No. 159 on its financial statements.

3. Business Acquisitions

Valcon Acquisition

The following summarizes the preliminary allocation of Valcon Acquisition purchase price based on estimated fair values of the assets acquired and liabilities assumed as of May 24, 2006. These preliminary fair values were determined using management’s estimates from information currently available and are subject to change.

(IN MILLIONS)	May 24, 2006
Purchase price, net of discount of $6 million	$9,911
Estimated direct acquisition costs of Valcon	151

Aggregate purchase price	$10,062

Customer related intangibles	$3,286
Trade names and trademarks	2,308
Computer software	372
Other intangible assets	52
Property, plant and equipment	506
Current assets	1,938
Other non-current assets	1,065
Debt	(2,489)
Deferred income taxes	(1,963)
Other current liabilities	(1,102)
Other long term liabilities	(398)
Deferred revenue	(380)
Minority interest	(102)
Goodwill	6,969

Total purchase price assigned	$10,062

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements—(continued)

The following unaudited pro forma financial information presents the consolidated results of operations as if the Valcon Acquisition occurred on January 1, 2006, after including certain pro forma adjustments for interest expense, depreciation and amortization, sponsor fees, pension expense and related income taxes.

	Three months ended March 31,
(IN MILLIONS)	2007	2006
	(actual)	(pro forma)
Revenues	$1,072	$1,003
Loss from continuing operations	(74)	(68)

The pro forma financial information has been prepared assuming the Valcon Acquisition and the related financing as of January 1, 2006 and is not necessarily indicative of the combined results of operations had the Valcon Acquisition occurred at that date or the results of operations that may be obtained in the future.

Successor

For the three months ended March 31, 2007, Nielsen completed several acquisitions with an aggregate consideration, net of cash acquired, of $10 million and deferred consideration up to a maximum of $1 million, contingent on future performance. Had these acquisitions occurred as of January 1, 2007, the impact on Nielsen’s consolidated results of operations would have been immaterial.

Predecessor

Nielsen completed several acquisitions for the three months March 31, 2006, with an aggregate consideration of $47 million, net of cash acquired, of which $36 million was paid in cash and $11 million was deferred. Had these acquisitions occurred at the beginning of the periods, the impact on Nielsen’s (Predecessor) consolidated results of operations would have been immaterial.

4. Business Divestitures

Business Media Europe

On February 8, 2007, Nielsen announced it had completed the sale of a significant portion of its Business Media Europe (BME) unit for $414 million in cash. A gain on sale of discontinued operations of $14 million relates to BME’s previously recognized currency translation adjustments from the date of the Valcon Acquisition to the date of sale. No other material gain was recognized on the sale because the sales price approximated the carrying value.

Summarized results of operations for discontinued operations are as follows:

	Successor	Predecessor
	March 31, 2007	March 31, 2006
(IN MILLIONS)	BME	BME	Other	Total
Revenues	$18	$64	$—	$64
Operating loss	(16)	(1)	—	(1)
Loss before income taxes	(18)	(1)	—	(1)
Income tax benefit/(expense)	4	(1)	—	(1)

Net loss	(14)	(2)	—	(2)
Gain on sale, net of tax	14	—	1	1

Income/(loss) from discontinued operations	$—	$(2)	$1	$(1)

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements—(continued)

5. Goodwill and Other Intangible Assets

Goodwill

The table below summarizes the changes in the carrying amount of goodwill by reportable segment for the three months ended March 31, 2007.

(IN MILLIONS)	Consumer Services	Media	Business Media	Total
Successor
Balance, December 31, 2006	$2,943	$2,731	$990	$6,664
Adjustments to preliminary Purchase Price Allocation	1	1	—	2
Effect of foreign currency translation	24	—	—	24
Additions	2	3	—	5

Balance, March 31, 2007	$2,970	$2,735	$990	$6,695

At March 31, 2007, an amount of $669 million is expected to be deductible for income tax purposes.

Other Intangible Assets

	Gross Amounts Successor		Accumulated Amortization Successor
(IN MILLIONS)	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006
Indefinite-lived intangibles:
Trade names and trademarks	$2,135	$2,123	$—	$—

Amortized intangibles:
Trade names and trademarks	$161	$161	$(3)	$(2)
Customer-related intangibles	3,185	3,175	(146)	(106)
Covenants-not-to-compete	28	28	(13)	(10)
Computer software	455	427	(71)	(46)
Patents and other	24	24	(3)	(2)

Total	$3,853	$3,815	$(236)	$(166)

The amortization expense for the three months ended March 31, 2007 and 2006 was $68 million and $52 million, respectively.

The trade names associated with Nielsen Media Research and ACNielsen are deemed indefinite-lived intangible assets, as their associated brand awareness and recognition has existed for over 50 years and Nielsen intends to continue to utilize these trade names. There are also no legal, regulatory, contractual, competitive, economic or other factors that may limit their estimated useful lives. Nielsen reconsiders the remaining estimated useful life of indefinite-lived intangible assets each reporting period.

Since the allocation of the Valcon Acquisition purchase price is preliminary and subject to finalization of independent appraisals, the estimated annual amortization expense is also subject to change as the appraisals are finalized.

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements—(continued)

6. Restructuring Activities

During 2007 and 2006, Nielsen initiated restructuring plans that primarily resulted in the involuntary termination of certain employees. A summary of the changes in the accrual balance for restructuring activities and a discussion of each of Nielsen’s restructuring plans is provided below:

(IN MILLIONS)	Transformation Initiative	Other	Total
Successor
Balance at December 31, 2006	$57	$6	$63
Accruals	19	—	19
Payments	(22)	(1)	(23)
Effect of foreign currency translation	1	—	1

Balance at March 31, 2007	$55	$5	$60

Transformation Initiative

In December 2006, Nielsen announced its intention to expand current cost-saving programs to all areas of Nielsen’s operations worldwide. The Company further announced strategic changes as part of a major corporate transformation (“Transformation Initiative”). The Transformation Initiative is designed to make the Company a more successful and efficient enterprise. As such, the Company is in the process of reducing costs by streamlining corporate functions, centralizing certain operational and information technology functions, leveraging global procurement, consolidating real estate, and expanding outsourcing or offshoring of certain other operational and production processes.

These initiatives are expected to be implemented by the end of 2008. Nielsen incurred $9 million in severance costs for the three months ended March 31, 2007 and no severance costs for the three months ended March 31, 2006. Nielsen also incurred $10 million and $2 million in consulting fees, related to review of corporate functions and outsourcing opportunities, for the three months ended March 31, 2007 and 2006, respectively, and have been recorded at the time the obligation existed. All severance and consulting fees have been or will be settled in cash.

Other

Other restructuring accruals at March 31, 2007 relate to Corporate Headquarters restructuring ($2 million), Consumer Services Europe Restructuring ($1 million) and Project Atlas ($2 million). These initiatives are expected to be completed by the end of 2007.

7. Pensions and Other Post-Retirement Benefits

The following table provides the Company’s expense associated with pension benefits that are accounted for under SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” For a complete description of the Company’s pension and post-retirement benefits, refer to Note 10 of our 2006 Consolidated Financial Statements.

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements—(continued)

The net periodic benefit cost for other postretirement benefits were insignificant for the three months ended March 31, 2007 and 2006, respectively. The components of net periodic pension cost were as follows:

	Net Periodic Pension Cost
(IN MILLIONS)	The Netherlands	United States	Other	Total
Successor
Three months ended March 31, 2007

Service cost	$1	$—	$4	$5
Interest cost	6	3	6	15
Expected return on plan assets	(8)	(3)	(6)	(17)

Net periodic pension cost	$(1)	$—	$4	$3

Predecessor
Three months ended March 31, 2006

Service cost	$1	$3	$4	$8
Interest cost	6	3	5	14
Expected return on plan assets	(7)	(3)	(5)	(15)
Amortization of net loss	—	2	2	4

Net periodic pension cost	$—	$5	$6	$11

8. Long-term Debt and Other Financing Arrangements

			Successor
	March 31, 2007			December 31, 2006
(IN MILLIONS)	Weighted Average Interest Rate	Maturities	Carrying Amount	Carrying Amount
Senior secured credit facilities	7.57%	2007 - 2013	$4,883	$5,220
Debenture loans	10.20%	2010 - 2016	2,476	2,447
Other loans	4.32%	2009 - 2017	57	7

Long-term debt			7,416	7,674
Capital lease obligations			145	145
Short-term debt			33	20
Bank overdrafts			157	134

Total debt and other financing arrangements			7,751	7,973
Less: Current portion of long-term debt, capital lease obligations and other short-term borrowings			236	212

Non-current portion of long-term-debt and capital lease obligations			$7,515	$7,761

Effective January 22, 2007, Nielsen agreed to a 50 and 25 basis point reduction of the applicable margin on its U.S. Dollar and Euro senior secured term loan facilities, respectively.

On February 9, 2007, Nielsen applied $328 million of the proceeds from the sale of BME towards a mandatory pre-payment on the Euro senior secured term loan facility. By making this pre-payment, Nielsen will no longer be required to pay the scheduled quarterly installments for the remainder of the term of the Euro senior secured term loan facility.

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements—(continued)

Annual maturities of Nielsen’s long-term debt are as follows:

(IN MILLIONS)
April 1 – December 31, 2007	$32
For the year ended December 31,
2008	42
2009	42
2010	608
2011	77
2012	152
Thereafter	6,463

$7,416

9. Comprehensive (Loss)/Income

The following table sets forth the components of comprehensive (loss)/income, net of income tax expense:

	Three months ended March 31,
	Successor	Predecessor
	2007	2006
Net loss	$(74)	$(2)
Other comprehensive income, net of taxes
Unrealized gains/(losses) on:
Currency translation adjustments	4	35
Net unrealized gain/(loss) on available-for-sale securities	2	3
Changes in fair value of cash flow hedges	(12)	2
Pension liability	1	—

Total other comprehensive (loss)/income	(5)	40

Total comprehensive (loss)/income	$(79)	$38

10. Share-Based Compensation

Successor

Under the Company’s Equity Participation Plan, Valcon Acquisition Holding bv (“Dutch Holdco”), the direct parent of Valcon, granted 5.7 million performance and 5.7 million time-based awards to certain key employees of the Company during the three months ended March 31, 2007.

The time-based awards become exercisable over a five-year vesting period tied to the employees’ continuing employment as follows: 5% as of grant date and 19% on the last day of each of the next five calendar years. The performance options are tied to the employees’ continued employment and become vested and exercisable based on the achievement of certain annual performance targets over a five-year vesting period. If the annual performance targets are achieved on a cumulative basis for any current year and prior years, the options become vested as to a pro-rata portion for any prior years’ installments which were not vested because of failure to achieve the applicable annual performance target. The performance and time-based options expire ten years from date of grant.

The options granted during the three months ended March 31, 2007 have exercise prices of $10.00 and $20.00 per share and average grant date fair values of $4.90 and $2.99, respectively.

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements—(continued)

For the three months ended March 31, 2007, Nielsen recognized $8 million of compensation expense related to Nielsen’s share-based compensation plan.

Certain subsidiaries of the Company maintain share-based award plans. For its subsidiary Nielsen//NetRatings, Nielsen recognized $1 million in share-based compensation for the three months ended March 31, 2007. Nielsen also recognized a charge of $3 million for its subsidiary Nielsen BuzzMetrics, which included an adjustment of its liability awards to fair value as of March 31, 2007.

Predecessor

For the three months ended March 31, 2006, Nielsen recognized $6 million of share-based compensation expense, of which $1 million related to Nielsen//Netratings’ share-based compensation plans.

11. Income Taxes

Nielsen operates in more than 100 countries around the world and its earnings are taxed at the applicable income tax rate in each of these countries.

The effective tax rate for the three months ended March 31, 2007 (Successor) and 2006 (Predecessor) was 14.4% (benefit) and 162.5% (expense), respectively.

The effective tax rate for the three months ended March 31, 2007 is lower than the Dutch statutory rate as a result of the valuation allowance on foreign tax credits. The effective tax rate for the three months ended March 31, 2006 was higher than the statutory rate primarily due to the low tax benefit on the transaction costs related to the Valcon Acquisition.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the adoption of FIN 48, the Company recognized a decrease of $5 million in the liability for unrecognized tax benefits, which was accounted for as a decrease to the January 1, 2007 balance of goodwill. Due to the Valcon Acquisition on May 24, 2006, the decrease in tax benefits will be accounted for as a change to goodwill since the tax benefits relate to periods prior to the Valcon Acquisition. As of the date of adoption, the Company’s unrecognized tax benefits totaled $119 million. Included in these unrecognized tax benefits are approximately $26 million of uncertain tax positions that, if recognized, would impact the effective tax rate. However, due to the Valcon Acquisition, most of the tax benefits will not affect the annual effective income tax rate since a majority of the tax benefits relate to tax matters originating prior to the Valcon Acquisition.

Estimated interest related to the underpayment of income taxes is classified as a component of tax expense in the Consolidated Statement of Operations. At January 1, 2007, the Company accrued $8 million for the potential payment of interest. During the three months ended March 31, 2007, the Company accrued an additional $2 million in potential interest associated with uncertain tax positions. To the extent interest is not assessed with respect to uncertain tax positions, amounts accrued will be reflected as a reduction of the overall income tax provision or goodwill depending on whether the interest was accrued prior to, or subsequent to, the Valcon Acquisition.

The Company files numerous consolidated and separate U.S. federal income tax returns and combined and separate returns in many state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for 2002 and prior periods. In addition, the Company has subsidiaries in various states, provinces and countries that are currently under audit for years ranging from 1997 through 2005.

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements—(continued)

The U.S. Internal Revenue Service commenced examinations of certain of the Company’s U.S. federal income tax returns for 2004 in the third quarter of 2006. The Company is also under corporate examination in the Netherlands for the years 2002-2004. Unrecognized tax benefits associated with the years currently under examination are $30 million as of January 1, 2007. Based on the outcome of these examinations, or as a result of the expiration of statutes of limitations in specific jurisdictions, it is reasonably possible that the related unrecognized benefits for tax positions taken regarding previously filed tax returns will materially change from those recorded as liabilities for uncertain tax positions at January 1, 2007. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company anticipates that several of these audits may be finalized in the foreseeable future; however, Nielsen does not believe that the outcome of any examination will have a material impact on its statement of operations. There have been no significant changes to the status of these examinations during the three months ended March 31, 2007.

12. Related Party Transactions

For the three months ended March 31, 2007, the Company recorded $3 million in selling, general and administrative expenses related to Sponsor management fees, travel and consulting.

At March 31, 2007, amounts payable to Dutch Holdco are included in the balance sheet as follows: a $50 million loan in long-term debt, $33 million included in short-term debt and accrued interest of $1 million. For the three months ended March 31, 2007, the Company recorded $1 million in interest expense related to these loans.

13. Commitments and Contingencies

Legal Proceedings and Contingencies

Nielsen is subject to litigation and other claims in the ordinary course of business.

D&B Legacy Tax Matters

In November 1996, D&B, then known as The Dun & Bradstreet Corporation (“Old D&B”) separated into three public companies by spinning off the ACNielsen Corporation (“ACNielsen”) and Cognizant Corporation (“Cognizant”) (the “1996 Spin-Off”).

In June 1998, Old D&B changed its name to R.H. Donnelley Corporation (“Donnelley”) and spun-off The Dun & Bradstreet Corporation (“New D&B”) (the “D&B Spin”), and Cognizant changed its name to Nielsen Media Research, Inc. (“NMR”), now part of Nielsen, and spun-off IMS Health (the “Cognizant Spin”). In September 2000, New D&B changed its name to Moody’s Corporation (“Moody’s”) and spun-off a company now called The Dun & Bradstreet Corporation (“Current D&B”) (the “Moody’s spin”). In November 1999, Nielsen acquired NMR and in 2001 Nielsen acquired ACNielsen.

Pursuant to the agreements affecting the 1996 Spin-Off, among other things, certain liabilities, including certain contingent liabilities and tax liabilities arising out of certain prior business transactions (the “D&B Legacy Tax Matters”), were allocated among Old D&B, ACNielsen and Cognizant. The agreements provide that any disputes regarding these matters are subject to resolution by arbitration.

As a result of the Cognizant Spin, IMS Health and NMR agreed they would share equally Cognizant’s share of liability arising out of the D&B Legacy Tax Matters after IMS Health paid the first $0.1 million of such liability.

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements—(continued)

In connection with the acquisition of NMR, Nielsen recorded in 1999, a liability for NMR’s aggregate liability for payments related to the D&B Legacy Tax Matters. Currently the parties are in arbitration over one tax related dispute. Nielsen believes it has adequately provided for any remaining liability related to these matters.

World Directories

In November 2004, Nielsen completed the sale of its Directories segment. The sales price is subject to adjustment based on final agreement on working capital and net indebtedness. On August 31, 2006, a notice of disagreement was filed by World Directories Acquisition Corp. (“WDA”) against Nielsen and certain of our subsidiaries pursuant to the Sale and Purchase Agreement (“SPA”) between the parties dated September 26, 2004 under which our World Directories business was sold. The claim arises in connection with certain post-closing matters under the SPA related to the submission of the completion accounts related to the business. WDA asserts a claim for approximately €44 million ($59 million) and we, in opposition to WDA’s claim, have claimed approximately €8 million ($11 million). The matter has been submitted to arbitration pursuant to the SPA.

erinMedia

erinMedia, llc (“erinMedia”) filed a lawsuit in federal district court in Tampa, Florida on June 16, 2005. The suit alleges that Nielsen Media Research Inc., a wholly owned subsidiary of Nielsen, violated Federal and Florida state antitrust laws by attempting to maintain a monopoly in the market for producing national television audience measurement data. The complaint does not specify the amount of damages sought, but does request that the court terminate NMR’s contracts with the four major national broadcast television networks. On November 17, 2005, the court granted NMR’s motion to dismiss in part, and dismissed erinMedia’s affiliated company, ReacTV, and its claims. The case is now in discovery on the remaining claims by erinMedia.

On January 11, 2006, erinMedia filed a related action against NMR alleging violations of federal and state false advertising and unfair competition law. By order dated January 24, 2007, the court dismissed this action, without prejudice, upon stipulation of the parties. Although it is too early to predict the outcome of the original case, Nielsen believes the action is without merit.

Except as described above, there are no other pending actions, suits or proceedings against or affecting Nielsen which, if determined adversely to Nielsen, would in its view, individually or in the aggregate, have a material effect on Nielsen’s business, consolidated financial position, results of operations and prospects.

14. Segments

Nielsen classifies its business interests into three reportable segments: Consumer Services, consisting principally of market research and analysis and marketing and sales advisory services; Media, consisting principally of television ratings, television, radio and internet audience and advertising measurement and research and analysis in various facets of the entertainment and media sectors, and Business Media, consisting principally of business publications, both in print and online, trade shows, events and conferences and information databases and websites. Corporate consists principally of unallocated, corporate items.

Information with respect to the operations of each Nielsen business segment is set forth below based on the nature of the products and services offered and geographic areas of operations. In the following tables “Corporate” includes the elimination of intersegment revenues.

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements—(continued)

Business Segment Information

	Successor	Predecessor
(IN MILLIONS)	March 31, 2007	March 31, 2006
Revenues

Consumer Services (1)	$609	$559
Media	341	316
Business Media	122	129
Corporate	—	(1)

Total	$1,072	$1,003

(1)	Includes retail measurement revenues of $404 million and $375 million for the three months ended March 31, 2007 and 2006, respectively.

	Successor	Predecessor
(IN MILLIONS)	March 31, 2007	March 31, 2006
Depreciation and amortization

Consumer Services	$41	$39
Media	56	29
Business Media	12	8
Corporate	2	3

Total	$111	$79

	Successor	Predecessor
(IN MILLIONS)	March 31, 2007	March 31, 2006
Restructuring costs

Consumer Services	$6	$1
Media	—	—
Business Media	2	—
Corporate	11	1

Total	$19	$2

	Successor	Predecessor
(IN MILLIONS)	March 31, 2007	March 31, 2006
Operating income

Consumer Services	$24	$7
Media	43	55
Business Media	23	29
Corporate	(34)	(58)

Total	$56	$33

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements—(continued)

	Successor	Successor
(IN MILLIONS)	March 31, 2007	December 31, 2006
Total assets

Consumer Services	$7,047	$7,014
Media	6,314	6,327
Business Media	1,651	2,244
Corporate (1)	537	514

Total	$15,549	$16,099

(1)	Includes cash of $181 million and $198 million for March 31, 2007 and December 31, 2006, respectively.

15. Subsequent Events

Nielsen BuzzMetrics

As of March 31, 2007, the Company held approximately 58% of Nielsen BuzzMetrics’ shares outstanding. On April 30, 2007, the Company announced an agreement in principle to acquire the remaining Nielsen BuzzMetrics’ shares subject to the execution of a definitive agreement. On June 4, 2007, the Company completed its acquisition of the remaining outstanding shares of Nielsen BuzzMetrics.

Nielsen//NetRatings

As of March 31, 2007, the Company held approximately 60% of the Nielsen//NetRatings shares outstanding. On June 22, 2007, the Company completed the merger of Nielsen//NetRatings previously announced on February 5, 2007 and acquired the remaining outstanding shares for $21.00 per share in cash, for a total purchase price of $327 million.

Telephia

On June 27, 2007, the Company announced an agreement to acquire Telephia, Inc., a provider of syndicated consumer research in the telecom and mobile media markets, for approximately $440 million. The transaction, which is subject to regulatory approval, is expected to close in the third quarter of 2007.

16. Guarantor Financial Information

The following supplemental financial information sets forth for the Company, its subsidiaries that have issued certain debt securities (the “Issuers”) and its guarantor and non-guarantor subsidiaries, all as defined in the credit agreements, the consolidating balance sheet as of March 31, 2007 and December 31, 2006 and consolidating statements of operations and cash flows for the three months ended March 31, 2007 and 2006. The Senior Notes and the Senior Subordinated Discount Notes are jointly and severally guaranteed on an unconditional basis by Nielsen and, each of the direct and indirect wholly-owned subsidiaries of Nielsen, including VNU Intermediate Holding bv, Nielsen Holding and Finance bv, VNU Holdings bv, VNU International bv, VNU Services bv, ACN Holdings, Inc., The Nielsen Company (US) Inc. and the wholly-owned subsidiaries thereof, including the wholly owned U.S. subsidiaries of ACN Holdings, Inc. and Nielsen, Inc., in each case to the extent that such entities provide a guarantee under the senior secured credit facilities. The issuers are Nielsen Company bv and the subsidiary issuers (Nielsen Finance LLC and Nielsen Finance Co.), both wholly-owned subsidiaries of ACN Holdings, Inc. and subsidiary guarantors of the debt issued by Nielsen.

Nielsen is a holding company and does not have any material assets or operations other than ownership of the capital stock of its direct and indirect subsidiaries. All of Nielsen’s operations are conducted through its subsidiaries, and, therefore, Nielsen is expected to continue to be dependent upon the cash flows of its subsidiaries to meet its obligations.

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements—(continued)

The Nielsen Company bv

Condensed Consolidated Balance Sheet (Successor) (Unaudited)

March 31, 2007

	Parent	Issuers	Guarantor	Non-Guarantor	Elimination	Consolidated
Assets:
Current assets
Cash and cash equivalents	$2	$—	$148	$467	$—	$617
Marketable securities	—	—	—	116	—	116
Trade and other receivables, net	—	—	316	428	—	744
Prepaid expenses and other current assets	1	15	183	73	—	272
Intercompany receivables	323	78	344	275	(1,020)	—

Total current assets	326	93	991	1,359	(1,020)	1,749

Non-current assets
Property, plant and equipment, net	—	—	351	163	—	514
Goodwill	—	—	4,968	1,727	—	6,695
Other intangible assets, net	—	—	4,398	1,354	—	5,752
Deferred tax assets	4	24	41	53	—	122
Other non-current assets	16	113	392	196	—	717
Equity investment in subsidiaries	3,937	—	4,685	—	(8,622)	—
Intercompany loans	698	6,314	545	1,741	(9,298)	—

Total assets	$4,981	$6,544	$16,371	$6,593	$(18,940)	$15,549

Liabilities, minority interests and shareholders’ equity:
Current liabilities
Accounts payable and other current liabilities	$90	$67	$270	$483	—	$910
Deferred revenues	—	—	297	175	—	472
Income tax liabilities	11	—	89	1	—	101
Current portion of long-term debt, capital lease obligations and other short-term borrowings	—	42	84	110	—	236
Intercompany payables	37	141	686	156	(1,020)	—

Total current liabilities	138	250	1,426	925	(1,020)	1,719

Non-current liabilities
Long-term debt and capital lease obligations	991	6,326	169	29	—	7,515
Deferred tax liabilities	—	—	1,872	19	—	1,891
Intercompany loans	—	—	8,711	587	(9,298)	—
Other non-current liabilities	9	10	256	201	—	476

Total liabilities	1,138	6,586	12,434	1,761	(10,318)	11,601

Minority interests	—	—	—	105	—	105

Total shareholders’ equity	3,843	(42)	3,937	4,727	(8,622)	3,843

Total liabilities, minority interests and shareholders’ equity	$4,981	$6,544	$16,371	$6,593	$(18,940)	$15,549

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements—(continued)

The Nielsen Company bv

Condensed Consolidated Balance Sheet (Successor)

December 31, 2006

	Parent	Issuers	Guarantor	Non-Guarantor	Elimination	Consolidated
Assets:
Current assets
Cash and cash equivalents	$4	$—	$211	$416	$—	$631
Marketable securities	—	—	14	137	—	151
Trade and other receivables, net	(3)	—	346	397	—	740
Prepaid expenses and other current assets	—	23	167	57	—	247
Intercompany receivables	318	123	347	334	(1,122)	—
Assets of discontinued operations	—	—	—	545	—	545

Total current assets	319	146	1,085	1,886	(1,122)	2,314

Non-current assets
Property, plant and equipment, net	—	—	361	163	—	524
Goodwill	—	—	4,976	1,688	—	6,664
Other intangible assets, net	—	—	4,419	1,353	—	5,772
Deferred tax assets	4	24	25	53	—	106
Other non-current assets	17	105	438	159	—	719
Equity investment in subsidiaries	3,995	—	4,561	—	(8,556)	—
Intercompany loans	699	6,630	588	1,408	(9,325)	—

Total assets	$5,034	$6,905	$16,453	$6,710	$(19,003)	$16,099

Liabilities, minority interests and shareholders’ equity
Current liabilities
Accounts payable and other current liabilities	$77	$88	$348	$475	$—	$988
Deferred revenues	—	—	249	202	—	451
Income tax liabilities	12	—	176	64	—	252
Current portion of long-term debt, capital lease obligations and other short-term borrowings	—	52	74	86	—	212
Intercompany payables	42	155	707	218	(1,122)	—
Liabilities of discontinued operations	—	—	—	143	—	143

Total current liabilities	131	295	1,554	1,188	(1,122)	2,046

Non-current liabilities
Long-term debt and capital lease obligations	982	6,629	119	31	—	7,761
Deferred tax liabilities	—	—	1,882	19	—	1,901
Intercompany loans	—	—	8,696	629	(9,325)	—
Other non-current liabilities	7	—	207	158	—	372

Total liabilities	1,120	6,924	12,458	2,025	(10,447)	12,080

Minority interests	—	—	—	105	—	105

Total shareholders’ equity	3,914	(19)	3,995	4,580	(8,556)	3,914

Total liabilities, minority interests and shareholders’ equity	$5,034	$6,905	$16,453	$6,710	$(19,003)	$16,099

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements—(continued)

The Nielsen Company bv

Condensed Consolidated Statement of Operations (Successor) (Unaudited)

For the three months ended March 31, 2007

	Parent	Issuers	Guarantor	Non-Guarantor	Elimination	Consolidated
Revenues	$—	$—	$597	$478	$(3)	$1,072

Cost of revenues, exclusive of depreciation and amortization shown separately below	—	—	260	243	(3)	500
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	—	—	206	180	—	386
Depreciation and amortization	—	—	84	27	—	111
Restructuring costs	—	—	17	2	—	19

Operating income	—	—	30	26	—	56

Interest income	12	133	9	19	(165)	8
Interest expense	(18)	(137)	(157)	(9)	165	(156)
Gain on derivative instruments	—	7	2	—	—	9
Foreign currency exchange transaction losses	(3)	(3)	2	—	—	(4)
Equity in net income of affiliates	—	—	(2)	4	—	2
Equity in net loss of subsidiaries	(64)	—	19	—	45	—
Other (expense)/income, net	(4)	—	8	(6)	—	(2)

(Loss)/income from continuing operations before income taxes and minority interests	(77)	—	(89)	34	45	(87)

Benefit/(provision) for income taxes	3	—	25	(15)	—	13
Minority interests	—	—	—	—	—	—

Net (loss)/income	$(74)	$—	$(64)	$19	$45	$(74)

The Nielsen Company bv

Notes to Condensed Consolidated Financial Statements—(continued)

The Nielsen Company bv

Condensed Consolidated Statement of Operations (Predecessor) (Unaudited)

For the three months ended March 31, 2006

	Parent	Issuers	Guarantor	Non-Guarantor	Elimination	Consolidated
Revenues	$—	$—	$577	$429	$(3)	$1,003

Cost of revenues, exclusive of depreciation and amortization shown separately below	—	—	254	229	(3)	480
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	2	—	186	169	—	357
Depreciation and amortization	—	—	51	28	—	79
Transaction costs	45	—	7	—	—	52
Restructuring costs	—	—	2	—	—	2

Operating (loss)/income	(47)	—	77	3	—	33

Interest income	30	—	8	10	(43)	5
Interest expense	(29)	—	(37)	(7)	43	(30)
Loss on derivative instruments	—	—	(7)	—	—	(7)
Foreign currency exchange transaction gains/(losses), net	6	—	(7)	—	—	(1)
Equity in net income of affiliates	—	—	(2)	4	—	2
Equity in net income of subsidiaries	31	—	8	—	(39)	—
Other income, net	4	—	4	2	—	10

(Loss)/income from continuing operations before income taxes and minority interests	(5)	—	44	12	(39)	12

Benefit/(provision) for income taxes	3	—	(13)	(3)	—	(13)
Minority interests	—	—	—	—	—	—

(Loss)/income from continuing operations	(2)	—	31	9	(39)	(1)

Discontinued operations, net of tax	—	—	—	(1)	—	(1)

Net (loss)/income	$(2)	$—	$31	$8	$(39)	$(2)

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The Nielsen Company bv

Condensed Consolidated Statement of Cash Flows (Successor) (Unaudited)

For the three months ended March 31, 2007

	Parent	Issuers	Guarantor	Non-Guarantor	Consolidated
Net cash provided by/(used in) operating activities	$3	$39	$(104)	$(42)	$(104)

Investing activities:
Acquisition of subsidiaries and affiliates, net of cash acquired	—	—	(6)	(4)	(10)
Proceeds from sale of subsidiaries and affiliates, net	—	—	—	392	392
Additions to property, plant and equipment and other assets	—	—	(9)	(10)	(19)
Additions to intangible assets	—	—	(26)	(4)	(30)
Purchases of marketable securities	—	—	—	(31)	(31)
Sales and maturities of marketable securities	—	—	—	37	37
Other investing activities	1	—	(4)	3	—

Net cash provided by/(used in) investing activities	1	—	(45)	383	339

Financing activities:
Proceeds from issuances of debt	—	—	63	—	63
Repayments of debt	—	(339)	(2)	—	(341)
Increase in other short-term borrowings	—	—		21	21
Intercompany and other financing activities	(6)	300	22	(316)	—

Net cash (used in)/provided by financing activities	(6)	(39)	83	(295)	(257)

Effect of exchange-rate changes on cash and cash equivalents	—	—	3	5	8

Net (decrease)/increase in cash and cash equivalents	(2)	—	(63)	51	(14)

Cash and cash equivalents at beginning of period	4	—	211	416	631

Cash and cash equivalents at end of period	$2	$—	$148	$467	$617

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The Nielsen Company bv

Condensed Consolidated Statement of Cash Flows (Predecessor) (Unaudited)

For the three months ended March 31, 2006

	Parent	Issuers	Guarantor	Non-Guarantor	Consolidated
Net cash (used in)/provided by operating activities	$(10)	$—	$39	$26	$55

Investing activities:
Acquisition of subsidiaries and affiliates, net of cash acquired	—	—	(12)	(24)	(36)
Additions to property, plant and equipment and other assets	—	—	(12)	(8)	(20)
Additions to intangible assets	—	—	(10)	(3)	(13)
Purchases of marketable securities	—	—	—	(24)	(24)
Sales and maturities of marketable securities	—	—	—	42	42
Other investing activities	—	—	(1)	10	9

Net cash used in investing activities	—	—	(35)	(7)	(42)

Financing activities:
Stock activity of subsidiaries, net	—	—	—	(9)	(9)
(Decrease)/increase in other short-term borrowings	—	—	(16)	11	(5)
Activity under stock plans	7	—	—	—	7
Intercompany and other financing activities	—	—	49	(51)	(2)

Net cash provided by/(used in) financing activities	7	—	33	(49)	(9)

Effect of exchange-rate changes on cash and cash equivalents	—	—	10	6	16

Net (decrease)/increase in cash and cash equivalents	(3)	—	47	(24)	20

Cash and cash equivalents at beginning of period	6	—	634	379	1,019

Cash and cash equivalents at end of period	$3	$—	$681	$355	$1,039

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders

The Nielsen Company bv

We have audited the accompanying consolidated balance sheet of The Nielsen Company bv as of December 31, 2006 for the Successor and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the period from May 24, 2006 through December 31, 2006 for the Successor and for the period from January 1, 2006 through May 23, 2006 for the Predecessor. Our audits also included the financial statement schedule listed in the Index at Item 21(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Nielsen Company bv at December 31, 2006 for the Successor and the consolidated results of its operations and its cash flows for the period from May 24, 2006 through December 31, 2006 for the Successor and for the period from January 1, 2006 through May 23, 2006 for the Predecessor, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    ERNST & YOUNG LLP

New York, New York

April 4, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders

The Nielsen Company bv

We have audited the accompanying consolidated balance sheet of The Nielsen Company bv (Predecessor) as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index at Item 21(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Nielsen Company bv (Predecessor) at December 31, 2005, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    ERNST & YOUNG ACCOUNTANTS

Amsterdam, The Netherlands

April 4, 2007

The Nielsen Company bv

Consolidated Balance Sheets

	Successor	Predecessor
(IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)	December 31, 2006	December 31, 2005
Assets:
Current assets
Cash and cash equivalents	$631	$1,019
Marketable securities	151	123
Trade and other receivables, net of allowances for doubtful accounts and sales returns of $29 and $36 in 2006 and 2005, respectively.	740	763
Prepaid expenses and other current assets	247	436
Assets of discontinued operations	545	—

Total current assets	2,314	2,341

Non-current assets
Property, plant and equipment, net	524	504
Goodwill	6,664	5,023
Other intangible assets, net	5,772	1,964
Derivative financial instruments	1	260
Deferred tax assets	106	77
Other non-current assets	718	494

Total assets	$16,099	$10,663

Liabilities, minority interests and shareholders’ equity:
Current liabilities
Accounts payable and other current liabilities	$988	$827
Deferred revenues	451	437
Income tax liabilities	252	246
Current portion of long-term debt, capital lease obligations and other short-term borrowings	212	731
Liabilities of discontinued operations	143	—

Total current liabilities	2,046	2,241

Non-current liabilities
Long-term debt and capital lease obligations	7,761	2,000
Deferred tax liabilities	1,901	610
Other non-current liabilities	372	373

Total liabilities	12,080	5,224

Commitments and contingencies (Note 16)

Minority interests	105	104

Shareholders’ equity:

Priority stock, €8.00 par value, canceled as of December 31, 2006, 500 shares authorized, issued and outstanding at December 31, 2005	—	—
7% preferred stock, €8.00 par value, 150,000 shares authorized, issued and outstanding	1	1
Series A preferred stock, €8.00 par value, canceled as of December 31, 2006, 13,750,000 shares authorized, none issued or outstanding at December 31, 2005	—	—
Series B cumulative preferred stock, €0.20 par value, canceled as of December 31, 2006, 25,000,000 shares authorized; 7,200,000 shares issued and outstanding at December 31, 2005	—	2
Common stock, €0.20 par value, 550,000,000 shares authorized; 258,463,857 shares and 257,073,932 shares issued at December 31, 2006 and 2005, respectively	58	58
Additional paid-in capital	4,122	2,819
(Accumulated deficit)/retained earnings	(313)	3,140
Accumulated other comprehensive income/(loss), net of income taxes	46	(685)

Total shareholders’ equity	3,914	5,335

Total liabilities, minority interests and shareholders’ equity	$16,099	$10,663

The accompanying notes are an integral part of these consolidated financial statements.

The Nielsen Company bv

Consolidated Statements of Operations

	Successor	Predecessor
	May 24 – December 31, 2006	January 1 – May 23, 2006	Year ended December 31,
(IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)			2005	2004
Revenues	$2,548	$1,626	$4,059	$3,814

Cost of revenues, exclusive of depreciation and amortization shown separately below	1,202	787	1,904	1,772
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	912	554	1,464	1,321
Depreciation and amortization	257	126	312	297
Goodwill impairment charges	—	—	—	135
Transaction costs	—	95	—	—
Restructuring costs	68	7	6	36

Operating income	109	57	373	253

Interest income	11	8	21	16
Interest expense	(372)	(48)	(130)	(140)
Gain/(loss) on derivative instruments	5	(9)	13	178
(Loss)/gain on early extinguishment of debt	(65)	—	(102)	1
Foreign currency exchange transaction (losses)/gains, net	(71)	(3)	11	(2)
Equity in net income of affiliates	6	6	9	7
Other (expense)/income, net	(7)	14	8	5

(Loss)/income from continuing operations before income taxes and minority interests	(384)	25	203	318
Benefit/(provision) for income taxes	105	(39)	(31)	(45)
Minority interests	—	—	—	5

(Loss)/income from continuing operations	(279)	(14)	172	278

Discontinued operations, net of tax	(17)	—	7	845

Net (loss)/income	$(296)	(14)	179	1,123

Preferred stock dividends	NM	(3)	(7)	(7)

Net (loss)/income available to common shareholders	NM	$(17)	$172	$1,116

Net (loss)/income per common share, basic and diluted
(Loss)/Income from continuing operations	NM	$(0.06)	$0.64	$1.07
Income from discontinued operations	NM	—	0.03	3.35

Net (loss)/income per common share	NM	$(0.06)	$0.67	$4.42

Weighted average common shares outstanding, basic	NM	257,462,508	255,795,495	252,272,732
Weighted average common shares outstanding, diluted	NM	257,462,508	255,902,777	252,273,679

The accompanying notes are an integral part of these consolidated financial statements.

The Nielsen Company bv

Consolidated Statements of Cash Flows

	Successor	Predecessor
	May 24 – December 31, 2006	January 1 – May 23, 2006	Year ended December 31,
(IN MILLIONS)			2005	2004
Operating Activities
Net (loss)/income	$(296)	$(14)	$179	$1,123
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based payments expense	14	20	23	34
Gain on sale of discontinued operations, net of tax	—	(3)	(7)	(756)
(Benefit)/provision for deferred income taxes	(193)	33	48	(76)
Currency exchange rate differences on financial transactions and other losses/(gains)	78	(11)	(19)	(4)
Loss on early extinguishment of debt	65	—	102	1
Gain/(loss) on derivative instruments	(5)	9	(13)	(178)
Equity in net income from affiliates, net of dividends received	(2)	2	2	5
Minority interest in net income/(loss) of consolidated subsidiaries	—	1	1	(5)
Gain on sale of fixed assets, subsidiaries and affiliates	—	—	(18)	(12)
Depreciation and amortization	265	128	318	323
Goodwill impairment charges	—	—	—	135
Changes in operating assets and liabilities, net of effect of businesses acquired and divested:
Trade and other receivables, net	(38)	31	(58)	(70)
Prepaid expenses and other current assets	(3)	2	22	(8)
Accounts payable and other current liabilities and deferred revenues	285	(95)	13	34
Other non-current liabilities	—	(3)	(18)	41
Interest receivable	2	5	15	3
Interest payable	219	(4)	(12)	(20)
Income taxes	41	(22)	(68)	29

Net cash provided by operating activities	432	79	510	599

Investing Activities
Acquisition of subsidiaries and affiliates, net of cash acquired	(43)	(57)	(178)	(103)
Proceeds/(payments) from sale of subsidiaries and affiliates, net	91	(3)	(23)	2,598
Additions to property, plant and equipment and other assets	(110)	(45)	(163)	(184)
Additions to intangible assets	(57)	(24)	(75)	(85)
Purchases of marketable securities	(63)	(56)	(122)	(164)
Sales and maturities of marketable securities	59	71	141	159
Other investing activities	(20)	17	(6)	130

Net cash (used in) / provided by investing activities	(143)	(97)	(426)	2,351

Financing Activities
Payments to Valcon to settle certain borrowings for the Valcon Acquisition	(5,862)	—	—	—
Proceeds from issuances of debt, net of issuance costs of $137 in the Successor period	6,787	—	—	103
Repayments of debt	(1,549)	(466)	(1,805)	(833)
Stock activity of subsidiaries, net	6	(9)	(14)	20
Increase/(decrease) in other short-term borrowings	34	(6)	(673)	97
Repurchase of preference shares	(116)	—	—	—
Cash dividends paid to shareholders	(16)	—	(99)	(79)
Activity under stock plans	(91)	40	7	—
Settlement of derivatives and other financing activities	308	212	70	(17)

Net cash used in financing activities	(499)	(229)	(2,514)	(709)

Effect of exchange-rate changes on cash and cash equivalents	8	61	(189)	265

Net (decrease)/increase in cash and cash equivalents	(202)	(186)	(2,619)	2,506
Cash and cash equivalents at beginning of period	833	1,019	3,638	1,132

Cash and cash equivalents at end of period	$631	$833	$1,019	$3,638

Non-cash Investing and Financing Activities
Valcon transactions pushed-down to Nielsen:
Acquisition of Nielsen by Valcon	$(10,062)	$—	$—	$—
Net borrowings for the Valcon Acquisition, net of issuance costs of $60	5,773	—	—	—
Investment by parent companies	4,289	—	—	—
Supplemental Cash Flow Information
Cash paid for income taxes	$(57)	$(30)	$(60)	$(133)
Cash paid for interest, net of amounts capitalized	(167)	(53)	(144)	(205)

The accompanying notes are an integral part of these consolidated financial statements.

The Nielsen Company bv

Consolidated Statements of Changes in Shareholders’ Equity and Accumulated Other Comprehensive Income

					Accumulated Other Comprehensive Income/(Loss), Net
(IN MILLIONS)	Total Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)/ Retained Earnings	Currency Translation Adjustments	Net Unrealized Gains/ (Losses) on Securities	Net Unrealized Gain on Cash Flow Hedges	Minimum Pension Liability	Total Shareholders’ Equity
Predecessor
Balance, January 1, 2004	$3	$56	$2,581	$2,196	$(41)	$(1)	$—	$(118)	$4,676
Comprehensive income/(loss):
Net income				1,123					1,123
Other comprehensive loss:
Currency translation adjustments					(483)				(483)
Unrealized gain on available-for-sale securities						5			5
Minimum pension liability								(7)	(7)

Total other comprehensive loss									(485)

Total comprehensive income									638
Dividend to preferred shareholders				(7)					(7)
Dividend to common shareholders		1	91	(164)					(72)
Share-based payments expense			34						34
Dilution on stock issuance of subsidiary			(1)						(1)

Balance, December 31, 2004	3	57	2,705	3,148	(524)	4	—	(125)	5,268

Comprehensive income/(loss):
Net income				179					179
Other comprehensive loss:
Currency translation adjustments, net of tax of $89					(63)				(63)
Unrealized gain on available-for-sale securities						6			6
Unrealized gain on cash flow hedges							3		3
Minimum pension liability, net of tax of $5								14	14

Total other comprehensive loss									(40)

Total comprehensive loss									139
Dividend to preferred shareholders				(7)					(7)
Dividend to common shareholders		1	87	(180)					(92)
Activity under stock plans			7						7
Share-based payments expense			23						23
Dilution on stock issuance of subsidiary			(3)						(3)

Balance, December 31, 2005	$3	$58	$2,819	$3,140	$(587)	$10	$3	$(111)	$5,335

The Nielsen Company bv

Consolidated Statements of Changes in Shareholders’ Equity and Accumulated Other Comprehensive Income—(Continued)

					Accumulated Other Comprehensive Income/(Loss), Net
(IN MILLIONS)	Total Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)/ Retained Earnings	Currency Translation Adjustments	Net Unrealized Gains/ (Losses) on Securities	Net Unrealized Gain on Cash Flow Hedges	Minimum Pension Liability	Total Shareholders’ Equity
Balance, December 31, 2005	$3	$58	$2,819	$3,140	$(587)	$10	$3	$(111)	$5,335
Comprehensive income/(loss):
Net income				(14)					(14)
Other comprehensive income:
Currency translation adjustments, net of tax of $7					106				106
Unrealized gain on available-for-sale securities						(4)			(4)
Cash flow hedges							1		1

Total other comprehensive income									103

Total comprehensive income									89
Activity under stock plans			39						39
Share-based payments expense			(63)						(63)
Dilution on stock issuance of subsidiary			(6)						(6)

Balance, May 23, 2006	$3	$58	$2,789	$3,126	$(481)	$6	$4	$(111)	$5,394

Successor
Valcon Equity	$3	$58	$4,228	$—	$—	$—	$—	$—	4,289
Comprehensive income/(loss):
Net loss				(296)					(296)
Other comprehensive income:
Currency translation adjustments					37				37
Unrealized loss on pension liability								(1)	(1)
Unrealized gain on available-for-sale securities						1			1
Cash flow hedges, net of tax of $(1)							9		9

Total other comprehensive loss									46

Total comprehensive loss									(250)
Repurchase of preference shares	(2)		(114)						(116)
Dividend to preferred shareholders, net of tax of $1				(17)					(17)
Share-based payments expense			7						7
Dilution on stock issuance of subsidiary			1						1

Balance, December 31, 2006	$1	$58	$4,122	$(313)	$37	$1	$9	$(1)	$3,914

The accompanying notes are an integral part of these consolidated financial statements.

The Nielsen Company bv

Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation

The Nielsen Company bv (the “Company” or “Nielsen”) (formerly known as VNU Group bv and VNU nv) is a global information and media company with leading market positions and recognized brands. Nielsen is organized into three segments: Nielsen is organized into three segments: Consumer Services (formerly Marketing Information) (e.g., ACNielsen), Media (formerly Media Measurement & Information) (e.g., Nielsen Media Research) and Business Media (e.g., Billboard, The Hollywood Reporter). There were no changes made to the composition of Nielsen’s reporting segments. Nielsen is active in more than 100 countries, with its headquarters located in Haarlem, the Netherlands and New York, USA. Nielsen has approximately 41,000 full-time employees.

On May 24, 2006, Nielsen was acquired through a tender offer to shareholders by Valcon Acquisition bv (“Valcon”), an entity formed by investment funds associated with AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co., and Thomas H. Lee Partners (collectively, the “Sponsors”). Valcon’s cumulative purchases of the outstanding common shares and preferred B shares resulted in a combined 99.44% of Nielsen’s issued and outstanding shares as of December 31, 2006. Valcon intends to acquire the remaining Nielsen shares through a statutory squeeze-out procedure, pursuant to Dutch legal and regulatory requirements, which is expected to be completed in 2007. The common and preferred shares were delisted from the Euronext Amsterdam on July 11, 2006.

Nielsen became a subsidiary of Valcon upon the consummation of the acquisition by Valcon (the “Valcon Acquisition”). Valcon’s cost of acquiring Nielsen has been pushed-down to establish the new accounting basis in Nielsen. Although Nielsen continues as the same legal entity after the Valcon Acquisition, the accompanying consolidated balance sheets, statements of operations, cash flows and statements of changes in shareholders’ equity are presented for two periods: Predecessor and Successor, which relate to the period preceding and succeeding the Valcon Acquisition. These separate periods are presented to reflect the new accounting basis established for Nielsen as of the acquisition date and have been separated by a vertical line on the face of the consolidated financial statements to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting. The Successor portion of the financial statements also reflects the push-down of Valcon’s borrowings under its senior secured bridge facility, which was used to fund a portion of the Valcon Acquisition, and was repaid with funds borrowed by Nielsen and certain of its subsidiaries (see Note 11) and equity contributions from the Sponsors.

The consolidated financial statements of Nielsen have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and all amounts are presented in U.S. Dollars (“$”), except for share data or where expressly stated as being in other currencies, e.g. Euros (“€”).

Consolidation

The consolidated financial statements include the accounts of Nielsen and all subsidiaries and other controlled entities. The equity method of accounting is used for investments in affiliates and joint ventures where Nielsen has significant influence but not control, usually supported by a shareholding of between 20% and 50% of the voting rights. Investments in which Nielsen owns less than 20% are accounted for either as available-for-sale securities if the shares are publicly traded or at cost. Intercompany accounts and transactions between consolidated companies have been eliminated in consolidation. The financial statements of certain subsidiaries outside the United States and Canada are consolidated using their statutory fiscal years ending November 30 to facilitate timely reporting of Nielsen’s financial results. There have been no significant intervening events which materially affect the consolidated financial position and results of operations of Nielsen after November 30, 2006, 2005 and 2004 related to these subsidiaries. The accounting policies followed by Nielsen in the Successor period are consistent with those of the Predecessor period. Certain reclassifications have been made to the prior period amounts to conform to the December 31, 2006 presentation.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Subsidiary Stock Transactions

At December 31, 2006, Nielsen owned approximately 60% of NetRatings, Inc. (“Nielsen//NetRatings”), a public company that provides internet audience measurement services and 49% of Nielsen BuzzMetrics, a private company that measures consumer-generated media, in which the Company has a controlling 51% voting interest. Nielsen’s ownership percentage in Nielsen//NetRatings’ stock is impacted by Nielsen’s purchase of additional subsidiary stock, as well as subsidiary stock transactions, including the subsidiary’s stock repurchase and stock issuance. On February 5, 2007, Nielsen and Nielsen//NetRatings announced that they had entered into a merger agreement, see Note 20. Nielsen records all gains and losses related to subsidiary stock transactions in shareholders’ equity in additional paid-in capital. For details related to Nielsen BuzzMetrics’ and Nielsen//NetRatings’ stock option exercises, see Note 13. In the period May 24, 2006 to December 31, 2006, Nielsen//NetRatings did not repurchase any shares, for the periods January 1, 2006 to May 23, 2006 and for the year ended December 31, 2005, respectively, Nielsen//NetRatings repurchased 0.8 million and 1.1 million shares for an average price of $12.70 and $13.40 per share in cash, respectively.

Foreign Currency Translation

Nielsen has significant investments outside the United States, primarily in the Euro-zone and the United Kingdom. Therefore, changes in the value of foreign currencies affect the consolidated financial statements when translated into U.S. Dollars. The functional currency for substantially all subsidiaries outside the U.S. is the local currency. Financial statements for these subsidiaries are translated into U.S. Dollars at period-end exchange rates as to the assets and liabilities and monthly average exchange rates as to revenues, expenses and cash flows. For these countries, currency translation adjustments are recognized in shareholders’ equity as a component of accumulated other comprehensive income/(loss), whereas transaction gains and losses are recognized in foreign exchange transactions (losses)/gains, net.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Investments

Investments include available-for-sale securities carried at fair value, or cost if not publicly traded, investments in affiliates, and a trading asset portfolio maintained to generate returns to offset changes in certain liabilities related to deferred compensation arrangements. For the available-for-sale securities, any unrealized holding gains and losses, net of deferred income taxes, are excluded from operating results and are recognized in shareholders’ equity as a component of accumulated other comprehensive income/(loss) until realized. Nielsen assesses declines in the value of individual investments to determine whether such decline is other than temporary and thus the investment is impaired by considering available evidence.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and other indefinite-lived intangible assets are stated at historical cost less accumulated impairment losses.

Goodwill and other indefinite-lived intangible assets, consisting of certain trade names and trademarks, are tested for impairment on an annual basis and whenever events or circumstances indicate that the carrying amount

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

of assets may not be recoverable. Nielsen reviews the recoverability of its goodwill by comparing the estimated fair values of reporting units with their respective carrying amounts. The Company established reporting units based on its internal reporting structure. For purposes of testing goodwill for impairment, goodwill has been allocated to reporting units on a pro-rata basis to the fair values of the respective reporting units. The estimates of fair value of a reporting unit, which is generally one level below Nielsen’s operating segments, are determined using a combination of valuation techniques, primarily a discounted cash flow analysis and a market-based approach for the Nielsen Internet reporting unit. A discounted cash flow analysis requires various judgmental assumptions, including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on Nielsen’s budget and business plans. Discount rate assumptions are based on an assessment of the risk inherent in the respective reporting units. In estimating the fair values of its reporting units, Nielsen also uses market comparisons and recent comparable transactions. The impairment test for other indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of trade names and trademarks are determined using a “relief from royalty” discounted cash flow valuation methodology. Significant assumptions inherent in this methodology include estimates of royalty rates and discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Assumptions about royalty rates are based on the rates at which comparable trade names and trademarks are being licensed in the marketplace.

Nielsen recorded a non-cash impairment charge of $135 million in 2004, based on the methodology described above, reducing the carrying value of goodwill in the Entertainment reporting unit within Media. The charge reflects the impact of increased competition and client consolidation in the film sector and deterioration of the music market resulting from increased piracy, including the illegal duplication of compact disks. The tests for 2005 and 2006 confirmed that the fair value of Nielsen’s reporting units and indefinite lived intangible assets exceeded their respective carrying amounts and that no impairment was required. There was no impairment of indefinite-lived intangibles for any of the years presented.

Software and Other Amortized Intangible Assets

Intangible assets with finite lives are stated at historical cost, less accumulated amortization and impairment losses. These intangible assets are amortized on a straight-line basis over the following estimated useful lives, which are reviewed annually:

		Weighted Average
Trade names and trademarks (with finite lives)	20 - 40 years	26
Customer-related intangibles	6 - 25 years	21
Covenants-not-to-compete	2 - 7 years	5
Computer software	3 - 7 years	5
Patents and other	3 - 7 years	6

Nielsen has purchased and internally developed software to facilitate its global information processing, financial reporting and access needs. These costs and related software implementation costs are capitalized in accordance with the American Institute of Certified Public Accountants’ Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, and amortized over the estimated useful life.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Research and development costs

Research and development costs, which were not material for any periods presented, are expensed as incurred.

Property, Plant and Equipment

Property, plant and equipment are carried at historical cost less accumulated depreciation and impairment losses. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of 25 to 50 years for buildings and 3 to 10 years for equipment.

Impairment of Long-Lived Assets

Long-lived assets held and used by Nielsen, including property, plant and equipment and amortized intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Nielsen evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to the future net undiscounted cash flows to be generated by the asset. If such asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Revenue Recognition

General

Nielsen recognizes revenue for the sale of services and products under the provisions of SEC Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”, when persuasive evidence of an arrangement exists, services have been rendered or delivery has occurred, the fee is fixed or determinable, and the collectibility related to the services and products is reasonably assured.

A significant portion of Nielsen’s revenue is generated from its media and marketing services. The Company reviews all contracts to evaluate them pursuant to SAB 104 and recognizes revenue from the sale of its services and products based upon fair value as the services are performed, which is generally ratably over the term of the contract(s). Invoiced amounts are recorded as deferred revenue until earned.

Nielsen’s revenue arrangements may include multiple elements as defined in Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” In these arrangements, the individual deliverables within the contract are separated and recognized upon delivery based upon their fair values relative to the total contract value, to the extent that the fair values are readily determinable and the deliverables have stand-alone value to the customer (the “relative fair value method”).

A discussion of Nielsen’s revenue recognition policies, by segment, follows:

Consumer Services

Revenue, primarily from retail measurement services and consumer panel services, is recognized on a straight-line basis over the period during which the services are performed and information is delivered to the customer. Software sold as part of these arrangements is considered to be incidental to the arrangements and is not recognized as a separate element.

The Company performs customized research projects which are recognized into revenue as value is delivered to the customer. The pattern of revenue recognition for these contracts varies depending on the terms of the individual contracts, and may be recognized proportionally or deferred until the end of the contract term and recognized when the final report has been delivered to the customer.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Media

Revenue is primarily generated from television audience and internet measurement services and is recognized on a straight-line basis over the contract period, as the service is delivered to the customer. Software sold as part of these arrangements is considered to be incidental to the arrangements and is not recognized as a separate element.

Business Media

Single copy revenue for publications, sold via newsstands and/or dealers, is recognized in the month in which the magazine goes on sale. Revenue from printed circulation and advertisements included therein is recognized on the date it is available to the consumer. Revenue from electronic circulation and advertising is recognized over the period during which both are electronically available. The unearned portion of paid magazine subscriptions is deferred and recognized on a straight-line basis with monthly amounts recognized on the magazines’ cover date.

For products, such as magazines and books, sold to customers with the right to return unsold items, revenues are recognized when the products are shipped, based on gross sales less an allowance for future estimated returns. Revenue from trade shows and certain costs are recognized upon completion of the event.

Deferred Costs

Incremental direct costs incurred related to establish an electronic metered sample/panel in a market, are deferred. Deferred metered market assets are amortized over the original contract period, generally five years, beginning when the electronic metered sample/panel is ready for its intended use.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred and are reflected as selling, general and administrative expenses in the Consolidated Statements of Operations. These costs include all brand advertising, telemarketing, direct mail and other sales promotion associated with Nielsen’s publications, exhibitions, and marketing/media research services and products. Advertising and marketing costs totaled $32 million, $22 million, $80 million and $72 million for the periods May 24, 2006 to December 31, 2006 and January 1, 2006 to May 23, 2006 and for the years ended December 31, 2005 and 2004, respectively.

Financial Instruments

Nielsen’s financial instruments include cash and cash equivalents, accounts receivable, investments, accounts payable, accrued liabilities, long-term debt and derivative financial instruments. The carrying value of Nielsen’s financial instruments approximate fair value, except for differences with respect to long-term, fixed-rate debt and certain differences relating to investments accounted for at cost and other financial instruments. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

These financial instruments potentially subject Nielsen to concentrations of credit risk. Cash equivalents, marketable securities and derivative financial instruments (see Note 8) consist primarily of highly liquid securities held with acknowledged financial institutions and have original maturities of three months or less. Accounts receivable are not collateralized. The Consumer Services and Media segments service high quality clients dispersed across many geographic areas, and Business Media’s customer base consists of a large number of diverse customers. Nielsen maintains reserves for estimated credit losses and these losses have generally been within management’s expectations.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Derivative Financial Instruments / Hedge Accounting

Nielsen uses derivative instruments principally to manage the risk associated with movements in foreign currency exchange rates and the risk that changes in interest rates will affect the fair value or cash flows of its debt obligations.

To qualify for hedge accounting, the hedging relationship must meet several conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. As such documentation was not in place during 2004, no derivative instruments outstanding qualified for hedge accounting, and all changes in fair value were recognized immediately in earnings.

At the inception of transactions entered into on or after January 1, 2005, Nielsen documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions as well as the hedge effectiveness assessment, both at the hedge inception and on an ongoing basis.

Nielsen recognizes all derivatives at fair value either as assets or liabilities in the consolidated balance sheets and changes in the fair values of such instruments are recognized currently in earnings unless specific hedge accounting criteria are met. If specific cash flow hedge or net investment hedge accounting criteria are met, Nielsen recognizes the changes in fair value of these instruments in other comprehensive income.

Share-Based Compensation

Nielsen adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment”, effective January 1, 2003, using the modified prospective method described in the statement. This standard requires the cost of all share-based payments, including stock options, to be measured at fair value on the grant date and recognized in the Consolidated Statements of Operations; however, no expense is recognized for options that do not ultimately vest. Nielsen recognizes the expense of its options that cliff vest using the straight-line method. For those that vest over time, an accelerated graded vesting is used. All stock options outstanding under the Predecessor stock option plans were settled or canceled by the Company in connection with the Valcon Acquisition. See Note 13 for a discussion of share-based compensation.

Income Taxes

Nielsen provides for income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in the Consolidated Statements of Operations as an adjustment to income tax expense in the period that includes the enactment date.

Comprehensive Income/(Loss)

Comprehensive income/(loss) is reported in the accompanying Consolidated Statements of Changes in Shareholders’ Equity and consists of net income and other gains and losses affecting shareholders’ equity that are excluded from net income.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

2. Summary of Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. This statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Nielsen is evaluating the potential impact of SFAS No. 155 on its financial results.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48 “Accounting for Uncertainty in Income Taxes” an interpretation of FASB Statement No. 109 “Accounting for Income Taxes”. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a recognition threshold and measurement process for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 will be adopted by the Company on January 1, 2007. The Company is currently evaluating the impact of adopting FIN No. 48 and its impact on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities, including an amendment of FASB Statement No. 115”, which permits companies to choose to measure certain items at fair value and to report unrealized gains and losses on items for which the fair value option is elected in earnings. This statement is effective for fiscal years beginning after November 15, 2007. Nielsen is currently evaluating the impact of adopting SFAS No. 157 and SFAS No. 159 on its financial statements.

In December 2006, the FASB issued FASB Staff Position (“FSP”) No. EITF 00-19-2, “Accounting for Registration Payment Arrangements”. Registration payment arrangements, as defined in the FSP, include most registration rights agreements in security issuances and certain “contingent interest” features in debt instruments. The FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies”. The FSP further clarifies that a financial instrument subject to a registration payment arrangement should be accounted for in accordance with other applicable U.S. generally accepted accounting principles without regard to the contingent obligation to transfer consideration pursuant to the registration payment arrangement. The adoption of this FSP will not have a material impact on Nielsen’s consolidated financial position, results of operations or cash flows as it is generally consistent with the Company’s current policy.

3. Business Acquisitions

Valcon Acquisition

As discussed in Note 1, the Valcon Acquisition was completed on May 24, 2006. The price paid to Nielsen common shareholders was €29.50 ($37.90) per ordinary share and €21.00 ($27.00) per 7% preferred share.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The Valcon Acquisition has been accounted for in accordance with the provisions of SFAS No. 141, “Business Combinations”. The following summarizes the preliminary allocation of purchase price based on estimated fair values of the assets acquired and liabilities assumed as of May 24, 2006. These preliminary fair values were determined using management’s estimates from information currently available and are subject to change.

(IN MILLIONS)	May 24, 2006
Purchase price, net of discount of $6 million	$9,911
Estimated direct acquisition costs of Valcon	151

Aggregate purchase price	$10,062

Customer related intangibles	$3,286
Trade names and trademarks	2,308
Computer software	372
Other intangible assets	52
Property, plant and equipment	506
Current assets	1,938
Other non-current assets	1,065
Debt	(2,489)
Deferred income taxes	(1,963)
Other current liabilities	(1,100)
Other long term liabilities	(398)
Deferred revenue	(380)
Minority interest	(102)
Goodwill	6,967

Total purchase price assigned	$10,062

The following unaudited pro forma financial information presents the consolidated results of operations as if the Valcon Acquisition occurred on January 1, 2005, after including certain pro forma adjustments for interest expense, depreciation and amortization, sponsor fees, pension expense and related income taxes.

(IN MILLIONS)	December 31, 2006	December 31, 2005
Revenues	$4,174	$4,059
Loss from continuing operations	(377)	(231)

The pro forma financial information has been prepared assuming the Valcon Acquisition and the related financing discussed in Note 11 occurred as of January 1, 2005 and is not necessarily indicative of the combined results of operations had the Valcon Acquisition occurred at that date or the results of operations that may be obtained in the future. The pro forma financial information for the year ended December 31, 2006 has been adjusted from reported amounts for certain non-recurring charges of i) transaction costs of $95 million in connection with the Valcon Acquisition which primarily include accounting, investment banking, legal and other costs and include $45 million paid to IMS Health, and ii) the write-off of unamortized debt issuance costs of $60 million related to the Valcon Bridge Loan that was replaced with the Senior Secured Credit Facilities.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Successor

During the period from May 24, 2006 to December 31, 2006, Nielsen completed several acquisitions with an aggregate consideration, net of cash acquired, of $29 million and deferred consideration up to a maximum of $5 million, contingent on future performance. Had these acquisitions occurred as of January 1, 2006 and 2005, the impact on Nielsen’s consolidated results of operations would have been immaterial.

Predecessor

Nielsen completed several acquisitions during the period from January 1, 2006 to May 23, 2006 and the years ended December 31, 2005 and 2004 with an aggregate consideration of $69 million, $170 million, and $96 million, respectively, net of cash acquired. Had these acquisitions occurred at the beginning of the periods, the impact on Nielsen’s (Predecessor) consolidated results of operations would have been immaterial. Acquisitions during the period January 1, 2006 to May 23, 2006, and the years ended December 31, 2005 and 2004 resulted in additional goodwill of $54 million, $40 million, and $88 million, respectively, and additional identifiable intangible assets of $23 million, $8 million, and $13 million, respectively.

4. Business Divestitures

Business Media Europe

In December 2006, the Company reached an agreement in principle to sell substantially all of its Business Media Europe (BME) operations, which is part of Business Media, to 3i Group plc, a private-equity and venture-capital firm. On February 8, 2007, Nielsen announced it had completed the sale. See Note 20 ‘Subsequent Events’. The cash proceeds of the sale approximated the carrying value as of December 31, 2006. The Company’s consolidated financial statements reflect BME’s business as a discontinued operation.

The major asset and liability categories attributable to discontinued operations of BME are as follows:

	Successor	Predecessor
(IN MILLIONS)	December 31, 2006	December 31, 2005
Accounts receivable	$68	$53
Inventories	2	2
Net property, plant and equipment	8	8
Other assets	467	107

Total assets	$545	$170

Accounts payable and other accrued liabilities	$70	$52
Other liabilities	73	56

Total liabilities	$143	$108

Directories

In November 2004, Nielsen completed the sale of its Directories segment (WD) to World Directories Acquisition Corp., a legal entity owned by funds advised by Apax Partners Worldwide LLP and Cinven Limited, for $2,622 million in cash. The sale resulted in a gain of $756 million, net of income taxes, of which $534 million related to currency translation adjustments reclassified from accumulated other comprehensive income; $1,594 million of the proceeds were used to repay debt in 2005 and $38 million of fees related to the disposition

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

were paid in 2005. The sales price is subject to adjustment based on final agreement on working capital and net indebtedness. In 2005, Nielsen recorded an additional gain of $8 million to reflect the continued negotiation of final settlement amounts.

In connection with the sale of WD, Nielsen indemnified the acquirer from any tax obligations relating to years prior to the divestiture (see Note 14).

Summarized results of operations for discontinued operations are as follows:

	Successor	Predecessor
	May 24 – December 31, 2006	January 1 – May 23, 2006			December 31,
					2005				2004
(IN MILLIONS)	BME	BME	Other	Total	BME	WD	Other	Total	BME	WD	Total
Revenues	$189	$106	$—	$106	$287	$—	$—	$287	$279	$505	$784
Operating income	6	1	—	1	12	—	—	12	7	162	169
Income/(loss) before income taxes	(7)	(1)	—	(1)	9	—	—	9	4	101	105
Income tax (provision)/benefit	(10)	(2)	—	(2)	(9)	—	—	(9)	(6)	(35)	(41)
Equity in net income of affiliates	—	—	—	—	—	—	—	—	—	25	25

Income/(loss)	(17)	(3)	—	(3)	—	—	—	—	(2)	91	89
Gain/(loss) on sale, net of tax	—	—	3	3	—	8	(1)	7	—	756	756

Income/(loss) from discontinued operations	$(17)	$(3)	$3	$—	$—	$8	$(1)	$7	$(2)	$847	$845

Nielsen allocated interest to discontinued operations in accordance with EITF Issue No. 87-24, “Allocation of Interest to Discontinued Operations”. The interest charges allocated to discontinued operations were comprised of interest expense on debt that was assumed by the acquirers of Nielsen’s discontinued operations and a portion of the consolidated interest expense of Nielsen, based on the ratio of net assets sold as a proportion of consolidated net assets. For the periods from May 24, 2006 to December 31, 2006 and from January 1, 2006 to May 23, 2006 and for the years ended December 31, 2005 and 2004, interest expense of $13 million, $1 million, $3 million and $3 million, respectively, was allocated to BME.

For the year ended December 31, 2004, Nielsen allocated interest expense of $45 million to WD.

Following are the major categories of cash flows from discontinued operations, as included in Nielsen’s Consolidated Statements of Cash Flows:

	Successor	Predecessor
	May 24 – December 31, 2006	January 1 – May 23, 2006	Year ended December 31,
(IN MILLIONS)			2005	2004
Net cash provided by operating activities	$20	$7	$11	$216
Net cash used in investing activities	(5)	(12)	(5)	(62)
Net cash provided by financing activities	(1)	—	(1)	1

	$14	$(5)	$5	$155

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

In addition to the divestiture of WD, during the year ended December 31, 2004, Nielsen divested several smaller businesses for an aggregate price of $19 million, resulting in a gain of $10 million, which is reflected in the Consolidated Statements of Operations.

5. Marketable Securities

The following is a summary of estimated fair values of investments based on quoted market prices:

	Successor	Predecessor
(IN MILLIONS)	December 31, 2006	December 31, 2005
Current marketable securities:
Auction rate securities	$49	$53
Corporate notes	28	10
Commercial paper	10	2
Euro dollar bonds	13	17
Floating rate bonds	11	2
Government securities	9	32
Mutual funds	31	—
Other	—	7

Total current marketable securities	$151	$123

Long-term investments:
Auction rate securities	$—	$1
Corporate notes	9	17
Euro dollar bonds	5	6
Government securities	1	5
Mutual funds	17	89
Equity securities	24	25

Total long-term investments	$56	$143

All auction rate securities, corporate notes, commercial paper, Euro dollar bonds, floating rate bonds, government securities and other marketable securities are classified as available-for-sale. At December 31, 2006, both the fair market value and cost of these marketable securities totaled $135 million. At December 31, 2005, the fair market value, cost and net unrealized losses of marketable securities totaled $151 million, $152 million and $1 million, respectively.

These investments are stated at fair value with any unrealized holding gains or losses, net of tax, included as a component of accumulated other comprehensive income/(loss) until realized. Nielsen uses the specific identification method to determine realized gains and losses on its available-for-sale securities. For the periods May 24, 2006 to December 31, 2006 and January 1, 2006 to May 23, 2006 and years ended December 31, 2005 and 2004, realized gains and losses were immaterial.

Nielsen’s long-term equity securities are classified as available-for-sale. At December 31, 2006, the cost and net unrealized gains of Nielsen’s long-term equity securities totaled $23 million and $1 million, respectively. At December 31, 2005, the cost and net unrealized gains of Nielsen’s long-term equity securities totaled $14 million and $11 million, respectively.

Nielsen’s investments in mutual funds are intended to fund liabilities arising from its deferred compensation plan. These investments are classified as trading securities, and any gains or losses from changes in fair value are

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

included in other income/(expense). Net gains were $3 million, $2 million, $6 million and $6 million for the periods May 24, 2006 to December 31, 2006 and January 1, 2006 to May 23, 2006 and years ended December 31, 2005 and 2004, respectively.

6. Goodwill and Other Intangible Assets

Goodwill

The table below summarizes the changes in the carrying amount of goodwill by reportable segment for the periods January 1, 2005 to May 23, 2006 and for the period from May 24, 2006 to December 31, 2006.

(IN MILLIONS)	Consumer Services	Media	Business Media	Total
Predecessor
Balance, January 1, 2005	$2,135	$2,174	$871	$5,180
Effect of foreign currency translation	(106)	(10)	(23)	(139)
Additions (a)	25	15	—	40
Divestitures (b)	—	(26)	—	(26)
Other (c)	(4)	(28)	—	(32)

Balance, December 31, 2005	2,050	2,125	848	5,023

Effect of foreign currency translation	33	7	14	54
Additions (a)	22	23	9	54
Other	—	1	—	1

Balance, May 23, 2006	$2,105	$2,156	$871	$5,132

Successor
Valcon Acquisition	$2,945	$2,712	$1,310	$6,967
Effect of foreign currency translation	(11)	—	—	(11)
Additions (a)	9	19	—	28
Assets of discontinued operations	—	—	(320)	(320)

Balance, December 31, 2006	$2,943	$2,731	$990	$6,664

(a)	Refer to Note 3, ‘Business Acquisitions’.

(b)	Refer to Note 15, ‘Investments in Affiliates and Related Party Transactions’.

(c)	For Media, the reversal of liabilities associated with the resolution of certain pre-acquisition contingency matters.

At December 31, 2006, an amount of $694 million is expected to be deductible for income tax purposes.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Other Intangible Assets

	Gross Amounts		Accumulated Amortization
	Successor	Predecessor	Successor	Predecessor
(IN MILLIONS)	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005

Indefinite-lived intangibles:
Trade names and trademarks	$2,123	$673	$—	$—

Amortized intangibles:
Trade names and trademarks	$161	$11	$(2)	$(4)
Customer-related intangibles	3,175	1,265	(106)	(517)
Trade shows and related publications	—	360	—	(96)
Covenants-not-to-compete	28	67	(10)	(51)
Computer software	427	638	(46)	(398)
Patents and other	24	75	(2)	(59)

Total	$3,815	$2,416	$(166)	$(1,125)

The amortization expense for the period from May 24, 2006 to December 31, 2006, for the period from January 1, 2006 to May 23, 2006 and the years ended December 31, 2005 and 2004 was $166 million, $75 million, $190 million and $182 million, respectively.

The trade names associated with Nielsen Media Research and ACNielsen are deemed indefinite-lived intangible assets, as their associated brand awareness and recognition has existed for over 50 years and Nielsen intends to continue to utilize these trade names. There are also no legal, regulatory, contractual, competitive, economic or other factors that may limit their estimated useful lives. Nielsen reconsiders the remaining estimated useful life of indefinite-lived intangible assets each reporting period.

Since the allocation of the Valcon Acquisition purchase price is preliminary and subject to finalization of independent appraisals, the estimated annual amortization expense is also subject to change as the appraisals are finalized.

All other intangible assets are subject to amortization. Future amortization expense is estimated to be as follows:

(IN MILLIONS)
For the year ending December 31:
2007	$263
2008	248
2009	237
2010	224
2011	209
Thereafter	2,468

Total	$3,649

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

7. Property, Plant and Equipment

	Successor	Predecessor
(IN MILLIONS)	December 31, 2006	December 31, 2005
Land and buildings	$268	$395
Information and communication equipment	245	621
Furniture, equipment and other	92	209

Total	605	1,225
Less accumulated depreciation	(81)	(721)

Net book value	$524	$504

Depreciation expense from continuing operations was $71 million, $44 million, $109 million and $107 million for the periods from May 24, 2006 to December 31, 2006 and January 1, 2006 to May 23, 2006 and for the years ended December 31, 2005 and 2004, respectively

Amortization expense on assets under capital leases was $3 million, $2 million, $8 million and $7 million for the periods from May 24, 2006 to December 31, 2006 and January 1, 2006 to May 23, 2006 and for the years ended December 31, 2005 and 2004, respectively. The net book value of capital leases was $120 million and $140 million as of December 31, 2006 and 2005, respectively. Capital leases are comprised primarily of buildings.

Since the allocation of the Valcon Acquisition purchase price is preliminary and subject to finalization of independent appraisals, the carrying amount and future depreciation expense is also subject to change as the appraisals are finalized.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

8. Derivative Financial Instruments

The following table shows the contract or underlying principal amounts and fair values of derivative financial instruments by type of contract at December 31, 2006 and 2005. Contract or underlying principal amounts indicate the volume of transactions outstanding at the balance sheet dates and do not represent amounts at risk. The fair values are determined using market prices and pricing models at December 31, 2006 and 2005.

	Contract or Underlying Principal Amount		Fair Value 2006		Fair Value 2005
	Successor	Predecessor	Successor		Predecessor
(IN MILLIONS)	December 31, 2006	December 31, 2005	Positive Value (Assets)	Negative Value (Liabilities)	Positive Value (Assets)	Negative Value (Liabilities)
Interest-related instruments
Fixed-to-floating interest rate swaps	$—	$690	$—	$—	$21	$—
Floating-to-fixed interest rate swaps	3,131	—	2	1	—	—

Total interest related instruments	3,131	690	2	1	21	—

Currency-related instruments
EUR/USD cross-currency swaps	—	1,813	—	—	393	—
GBP/EUR cross-currency swaps	—	249	—	—	6	—
Forward currency exchange	36	189	—	—	—	1

Total currency related instruments	36	2,251	—	—	399	1

Total derivative financial instruments	$3,167	$2,941	$2	$1	$420	$1

Current derivative financial instruments	$36	$1,352	$—	$—	$160	$1
Non-current derivative financial instruments	3,131	1,589	2	1	260	—

Interest-Related Instruments

Successor

Cash Flow Hedges

Nielsen is exposed to cash flow interest rate risk on the floating-rate U.S. Dollars and Euro Term Loans, and uses floating-to-fixed interest rate swaps to hedge this exposure. As of December 31, 2006, six floating-to-fixed interest rate swaps designated as cash flow hedges with notional amounts aggregating $3,131 million were outstanding.

The hedging strategy of Nielsen is to match, by major currency, the projected future business cash flows with the underlying debt service. When the derivative financial instrument is deemed to be highly effective in offsetting variability in the hedged item, changes in its fair value are recorded in accumulated other comprehensive income and recognized contemporaneously with the earnings effects of the hedged item.

In the period from May 24, 2006 to December 31, 2006, an amount of $9 million relating to derivative financial instruments qualifying as cash flow hedges was recorded as an increase of accumulated other comprehensive income.

In the period from May 24, 2006 to December 31, 2006, an amount of $2 million has been reclassified to earnings as a result of cash flow hedges being terminated or sold.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Other Hedges

In the period from May 24, 2006 to December 31, 2006, an interest rate swap with a notional amount of $316 million and no hedge designation was terminated. In the period from May 24, 2006, to December 31, 2006, Nielsen recorded a net loss of $2 million.

Nothing is expected to be transferred from accumulated other comprehensive income/(loss) to earnings in the next 12 months as the derivative financial instruments and their underlying hedged items expire or mature according to their original terms, along with the earnings effects of the related forecast transactions in the next 12 months. For the period from May 24, 2006 to December 31, 2006, no net gains or losses were recorded in earnings representing the amount of the hedges’ ineffectiveness.

Predecessor

Fair value hedges

Nielsen was exposed to fair value interest rate risk on fixed-rate borrowings and has used fixed-to-floating interest rate swaps to hedge this exposure. As of December 31, 2005, fixed-to-floating interest rate swaps with aggregate notional amounts of $690 million were outstanding and designated as a fair value hedge. In the period from January 1, 2006 to May 23, 2006, Nielsen recorded a net loss of $12 million related to this interest rate swap.

Fair value hedges are hedges that eliminate the risk of changes in the fair values of assets, liabilities and certain types of firm commitments. Changes in fair value of derivative financial instruments designated and effective as fair value hedges are recorded in net earnings in the line item gain/(loss) on derivative instruments and are offset by corresponding changes in the fair value of the hedged item attributable to the risk being hedged. In the period from January 1, 2006 to May 23, 2006, an interest rate swap with a notional amount of $409 million designated as a fair value hedge matured and Nielsen recorded a net loss of $7 million on this interest rate swap.

For the period from January 1, 2006 to May 23, 2006 and for the year ended December 31, 2005, no net gains or losses were recorded in earnings representing the amount of the hedges’ ineffectiveness.

Currency-Related Instruments

Successor

During 2006, the debt service obligations of Nielsen shifted from primarily Euro obligations to primarily U.S. Dollar obligations due to the 2006 financing transactions discussed in Note 11. Additionally, Nielsen transacts business globally and is subject to risks associated with changes in certain currency exchange rates, primarily of the Euro, the Pound Sterling and the Japanese Yen. Consequently, Nielsen enters into various contracts which change in value as the exchange rates of such currencies change, to preserve the value of certain assets, liabilities, commitments and anticipated transactions.

The hedging strategy of the Nielsen is to match, by major currency, the projected future business cash flows with the underlying debt service so as to minimize the Company’s overall currency exposure on its investments

At December 31, 2006, no cross-currency swaps were outstanding. In the period from May 24, 2006 to December 31, 2006, cross-currency swaps with notional amounts aggregating $825 million and $266 million designated as net investment in non-Euro entity hedges and cash flow hedges, respectively, were terminated.

At December 31, 2006 Nielsen had also entered into several forward currency exchange contracts with notional amounts aggregating $36 million, to hedge exposure to fluctuations in various currencies. These contracts

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

expire ratably over the subsequent year. Based on quoted market prices, for contracts with similar terms and maturity dates, Nielsen recorded a net gain of $5 million in the period from May 24, 2006 to December 31, 2006.

In the period from May 24, 2006 to December 31, 2006, Nielsen recorded a net loss of $18 million related to these derivative financial instruments and non-Euro-currency-denominated debt in the cumulative translation adjustment. For the period from May 24, 2006 to December 31, 2006, no net gains or losses were recorded in earnings representing the amount of the hedges’ ineffectiveness.

Predecessor

At December 31, 2005, Nielsen had entered into cross-currency swaps with notional amounts aggregating $2,062 million to hedge its net investments in non-Euro entities. Nielsen entered into forward currency exchange contracts and cross-currency swaps to hedge certain anticipated non-Euro cash flows, revenues and costs and the net investment in certain non-Euro entities.

At December 31, 2005, Nielsen had also entered into several forward currency exchange contracts with notional amounts aggregating $189 million, to hedge exposure to fluctuations in various currencies. These contracts expire ratably over the subsequent year. Based on quoted market prices, for contracts with similar terms and maturity dates, Nielsen recorded net gain of $9 million in the period from January 1, 2006 to May 23, 2006 to adjust forward currency exchange contracts to their fair market value. In 2005, a net gain of $18 million was recorded.

Cash flow hedges

Nielsen used cross-currency swaps to convert certain debt denominated in a non-Euro currency to Euro-denominated debt. As of December 31, 2005, Nielsen had cash flow hedges in place with maturity dates up to 2010.

In the period from January 1, 2006 to May 23, 2006, an amount of $1 million related to derivative financial instruments qualifying as cash flow hedges was recorded as an increase of accumulated other comprehensive income/(loss). For the year ended December 31, 2005, amounts related to derivative financial instruments qualifying as cash flow hedges resulted in an increase of accumulated other comprehensive income/(loss) of $3 million.

In the period from January 1, 2006 to May 23, 2006, an amount of $1 million has been reclassified to earnings as a result of cash flow hedges being terminated or sold. For the year ended December 31, 2005, no amount has been reclassified to earnings as a result of cash flow hedges being terminated or sold.

For the period from January 1, 2006 to May 23, 2006, no net gains or losses were recorded in earnings representing the amount of the hedges’ ineffectiveness.

Net investment hedges

Nielsen used cross-currency swaps and non-Euro-currency-denominated debt to hedge its net investments in non-Euro entities against adverse movements in currency exchange rates. Nielsen measures ineffectiveness based upon the change in spot rates in the case of floating-to-floating cross-currency swaps and forward rates in the case of fixed-to-fixed cross-currency swaps. In the period from January 1, 2006 to May 23, 2006, Nielsen recorded a net gain of $111 million related to these derivative financial instruments and non-Euro-currency-denominated debt in currency translation adjustments within accumulated other comprehensive income. For the year ended December 31, 2005, $197 million of net losses were included in currency translation adjustments within accumulated other comprehensive income. For the period from January 1, 2006 to May 23, 2006, no net gains or losses were recorded in earnings representing the amount of the hedges’ ineffectiveness.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

In the period from January 1, 2006 to May 23, 2006, a cross-currency swap with a notional amount of $613 million designated as a net investment in non-Euro entity hedge matured.

In the period from May 24, 2006 to December 31, 2006 all net investment hedges were settled in connection with the Valcon Acquisition. There were no net investment hedges outstanding as of December 31, 2006.

Counterparty Risk

Nielsen manages exposure to possible defaults on derivative financial instruments by monitoring the concentration of risk that Nielsen has with any individual bank and through the use of minimum credit quality standards for all counterparties. Nielsen does not require collateral or other security in relation to derivative financial instruments. A derivative contract entered into between Nielsen or certain of its subsidiaries and a counterparty that was also a lender under Nielsen’s senior secured credit facilities at the time the derivative contract was entered into is guaranteed under the senior secured credit facilities by Nielsen and certain of its subsidiaries (see Note 11 for more information). Since it is Nielsen’s policy to only enter into derivative contracts with banks of internationally acknowledged standing, Nielsen considers the counterparty risk to be remote.

It is Nielsen’s policy to have an International Swaps and Derivatives Association (“ISDA”) Master Agreement established with every bank with which it has entered into any derivative contract. Under each of these ISDA Master Agreements, Nielsen agrees to settle only the net amount of the combined market values of all derivative contracts outstanding with any one counterparty should that counterparty default. As at December 31, 2006, Nielsen’s maximum economic exposure to loss due to credit risk on derivative financial instruments was $1 million, if all bank counterparties were to default

9. Restructuring Activities

During 2006, 2005 and 2004, Nielsen initiated restructuring plans that primarily resulted in the involuntary termination of certain employees. In connection with all of the restructuring actions discussed, severance benefits were computed pursuant to the terms of local statutory minimum requirements in labor contracts or similar employment agreements. One-time termination benefits that are not subject to contractual arrangements provided to employees who are involuntarily terminated are recorded when management commits to a detailed plan of termination, and actions required to complete the plan indicate that significant changes are not likely. If employees are required to render service until they are terminated in order to earn the termination benefit, the benefits are recognized ratably over the future service period. Costs to consolidate or close facilities and relocate employees are expensed as incurred. Costs to terminate a contract without economic benefit to Nielsen are expensed at the time the contract is terminated.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

A summary of the changes in the accrual balance for restructuring activities and a discussion of each of Nielsen’s restructuring plans is provided below:

(IN MILLIONS)	Transformation Initiative	Corporate Headquarters	Consumer Services Europe	Project Atlas	Directories	Total
Predecessor
Balance as of December 31, 2003	$—	$—	$—	$13	$11	$24
Accruals	—	12	14	10	—	36
Payments	—	—	—	(12)	(10)	(22)
Sale of Directories	—	—	—	—	(3)	(3)
Effect of foreign currency translation	—	—	1	—	2	3

Balance at December 31, 2004	—	12	15	$11	—	38

Accruals	—	—	—	6	—	6
Payments	—	(6)	(9)	(11)	—	(26)
Effect of foreign currency translation	—	(1)	(1)	1	—	(1)

Balance as of December 31, 2005	—	5	5	7	—	17

Accruals	6	—	—	1	—	7
Payments	(5)	(1)	(2)	(2)	—	(10)
Effect of foreign currency translation	—	—	—	—	—	—

Balance at May 23, 2006	$1	$4	$3	$6	$—	$14

Successor
Preliminary purchase price allocation	$1	$4	$3	$6	$—	$14
Accruals	67	—	—	1	—	68
Payments	(12)	(2)	(2)	(4)	—	(20)
Effect of foreign currency translation	1	—	—	—	—	1

Balance at December 31, 2006	$57	$2	$1	$3	$—	$63

Transformation Initiative (Formerly Project Forward)

In November 2005 and in December 2006, Nielsen announced its intention to expand current cost-saving programs to all areas of Nielsen’s operations worldwide. The Company further announced strategic changes as part of a major corporate transformation (“Transformation Initiative”). This Transformation Initiative is designed to make the Company a more successful and efficient enterprise. As such, the Company is in the process of reducing costs by streamlining corporate functions, centralizing certain operational and information technology functions, leveraging global procurement, consolidating real estate, and expanding outsourcing or offshoring of certain other operational and production processes.

These initiatives are expected to be implemented by the end of 2008. Nielsen incurred $67 million in severance and consulting fees during the period from May 24, 2006 to December 31, 2006, and $6 million during the period from January 1, 2006 to May 23, 2006 which have been or will be settled in cash. Charges for severance benefits of $48 million during the period from May 24, 2006 to December 31, 2006 relate to outsourcing of operational and back office activities primarily in Europe and the United States and rationalizing corporate functions, and will result in a headcount reduction of approximately 700 employees. Charges for consulting relate to performance improvement initiatives and are expensed as incurred.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Corporate Headquarters Restructuring

In November 2004, Nielsen initiated a restructuring plan in conjunction with the transfer of a portion of Corporate Headquarters’ responsibilities from Haarlem, the Netherlands to New York. This plan resulted in a headcount reduction of approximately 40 employees in Haarlem. The 2004 charge of $12 million consisted of $11 million for severance benefits and $1 million for lease termination costs. Cash payments are expected to be $2 million in 2007.

Consumer Services Europe Restructuring

In December 2004, Nielsen initiated a restructuring plan within Consumer Services to improve the competitiveness of the European retail measurement business. The 2004 charge of $14 million was entirely for severance benefits associated with headcount reductions of 81 employees in Europe. Cash payments related to this plan are expected to be approximately $1 million in 2007.

Project Atlas

In 2003 Nielsen launched Project Atlas, a multi-year business improvement program in Consumer Services. The initial charge in 2003 of $20 million consisted of $15 million for severance benefits and $5 million for related consulting expenses incurred in 2003. Additional charges of $1 million, $1 million, $6 million and $10 million in the periods from May 24, 2006 to December 31, 2006, January 1, 2006 to May 23, 2006, the years ended December 31, 2005 and 2004 were related to severance benefits. Cash payments related to this program are expected to be $3 million in 2007.

Directories Restructuring

During 2003, Directories launched an operational improvement program. The restructuring was still in progress at the time of the divestiture. The original charge in 2003 was $11 million.

10. Pensions and Other Post-Retirement Benefits

Nielsen sponsors both funded and unfunded defined benefit pension plans for some of its employees in the Netherlands, the United States and other international locations. In the United States, the post-retirement benefit plan relates to healthcare benefits for a limited group of participants who meet the eligibility requirements. In connection with the Valcon Acquisition, Nielsen applied purchase accounting in accordance with SFAS No. 141, and accordingly, its Successor pension liabilities were recorded at fair value.

In connection with the Valcon Acquisition, the benefit accruals of the U.S. defined benefit pension plans were frozen and the net impact of freezing such benefits has been included in the preliminary purchase price allocation.

In September 2006, SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” was issued, which requires recognition of an asset or liability reflecting the over or under funded status of defined benefit pension plans. Nielsen uses a measurement date of December 31 for its primary Netherlands, Canada and United States pension and post-retirement benefit plans and the fiscal year-end for other international plans. Changes in the funded status from May 24, 2006, the date of Nielsen’s adoption of SFAS No. 158, through year-end are recognized in shareholders’ equity as a part of accumulated other comprehensive income.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

A summary of the activity for Nielsen’s defined benefit pension plans and other post-retirement benefit plans follows:

	Successor
	Pension Benefits May 24, 2006 through December 31, 2006
(IN MILLIONS)	The Netherlands	United States	Other	Total
Change in projected benefit obligation
Benefit obligation at beginning of period	$567	$222	$491	$1,280
Service cost	4	3	9	16
Interest cost	15	7	14	36
Plan participants’ contributions	1	—	1	2
Actuarial (gain)/loss	(5)	7	16	18
Benefits paid	(17)	(4)	(11)	(32)
Effect of foreign currency translation	17	—	15	32

Benefit obligation at end of period	582	235	535	1,352

Change in plan assets
Fair value of plan assets at beginning of period	656	168	354	1,178
Actual return on plan assets	18	16	30	64
Employer contributions	1	4	13	18
Plan participants’ contributions	1	—	1	2
Benefits paid	(18)	(4)	(11)	(33)
Effect of foreign currency translation	21	—	10	31

Fair value of plan assets at end of period	679	184	397	1,260

Funded status	$97	$(51)	$(138)	$(92)

Amounts recognized in the Consolidated Balance Sheets
Pension assets under other non-current assets	$97	$—	$1	$98
Current liabilities	—	—	(3)	(3)
Accrued benefit liability (1)	—	(51)	(136)	(187)

Net amount recognized	$97	$(51)	$(138)	$(92)

(1)	Included in other non-current liabilities.

Unrecognized actuarial loss of $1 million is recognized within accumulated other comprehensive income at December 31, 2006.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

	Predecessor
	Pension Benefits Year Ended December 31, 2005
(IN MILLIONS)	The Netherlands	United States	Other	Total
Change in projected benefit obligation
Benefit obligation at beginning of year	$607	$202	$441	$1,250
Service cost	6	13	12	31
Interest cost	25	12	20	57
Plan participants’ contributions	2	—	2	4
Plan amendments	—	—	1	1
Actuarial loss	37	11	27	75
Acquisitions	2	—	—	2
Benefits paid	(27)	(4)	(19)	(50)
Curtailment	(4)	—	—	(4)
Settlements	2	—	(1)	1
Effect of foreign currency translation	(80)	—	(44)	(124)

Benefit obligation at end of year	570	234	439	1,243

Change in plan assets
Fair value of plan assets at beginning of year	658	140	305	1,103
Actual return on plan assets	65	9	46	120
Employer contributions	7	25	25	57
Plan participants’ contributions	2	—	2	4
Acquisitions	2	—	—	2
Benefits paid	(27)	(5)	(19)	(51)
Settlements	2	—	(1)	1
Effect of foreign currency translation	(88)	—	(32)	(120)

Fair value of plan assets at end of year	621	169	326	1,116

Funded status
Funded status at end of year	51	(65)	(113)	(127)
Unrecognized prior service (credit)/cost	(1)	(2)	6	3
Unrecognized net actuarial loss	1	92	144	237

Net amount recognized	$51	$25	$37	$113

Amounts recognized in the Consolidated Balance Sheets
Pension assets under other non-current assets	$43	$—	$20	$63
Prepaid pension assets under other current assets	8	—	5	13
Accrued benefit liability (1)	—	(53)	(69)	(122)
Accumulated other comprehensive income	—	78	81	159

Net amount recognized	$51	$25	$37	$113

(1)	Included in other non-current liabilities.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The total accumulated benefit obligation and minimum liability changes for all defined benefit plans were as follows:

	Successor	Predecessor
	May 24 – December 31, 2006	January 1 – May 23, 2006	Year Ended December 31,
(IN MILLIONS)			2005	2004

Accumulated benefit obligation	$1,274	$1,170	$1,160	$1,169
(Decrease)/increase to other comprehensive income for minimum pension liability:
—before income taxes	—	—	(7)	3
—after income taxes	—	—	(2)	3

	Successor
	Pension Plans with Accumulated Benefit Obligation in Excess of Plan Assets at December 31, 2006
(IN MILLIONS)	The Netherlands	United States	Other	Total
Projected benefit obligation	$—	$235	$444	$679
Accumulated benefit obligation	—	235	400	635
Fair value of plan assets	—	184	315	499

	Successor
	Pension Plans with Projected Benefit Obligation in Excess of Plan Assets at December 31, 2006
(IN MILLIONS)	The Netherlands	United States	Other	Total
Projected benefit obligation	$48	$235	$526	$809
Accumulated benefit obligation	44	235	464	743
Fair value of plan assets	46	184	388	618

	Predecessor
	Pension Plans with Accumulated Benefit Obligation in Excess of Plan Assets at December 31, 2005
(IN MILLIONS)	The Netherlands	United States	Other	Total
Projected benefit obligation	$—	$234	$356	$590
Accumulated benefit obligation	—	220	323	543
Fair value of plan assets	—	169	254	423

	Predecessor
	Pension Plans with Projected Benefit Obligation in Excess of Plan Assets at December 31, 2005
(IN MILLIONS)	The Netherlands	United States	Other	Total
Projected benefit obligation	$47	$234	$432	$713
Accumulated benefit obligation	39	220	382	641
Fair value of plan assets	40	169	318	527

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

	Net Periodic Pension Cost
(IN MILLIONS)	The Netherlands	United States	Other	Total
Successor
May 24, 2006 through December 31, 2006
Service cost	$4	$3	$9	$16
Interest cost	15	7	15	37
Expected return on plan assets	(20)	(7)	(15)	(42)

Net periodic pension cost	$(1)	$3	$9	$11

Predecessor
January 1, 2006 through May 23, 2006
Service cost	$2	$5	$6	$13
Interest cost	10	5	8	23
Expected return on plan assets	(12)	(5)	(8)	(25)
Amortization of net loss	—	2	4	6

Net periodic pension cost	$—	$7	$10	$17

Year ended December 31, 2005
Service cost	$6	$12	$13	$31
Interest cost	25	13	20	58
Expected return on plan assets	(29)	(13)	(22)	(64)
Amortization of net loss	1	6	9	16
Curtailment gain	(4)	—	—	(4)

Net periodic pension cost	$(1)	$18	$20	$37

Year ended December 31, 2004
Service cost	$9	$12	$15	$36
Interest cost	31	11	22	64
Expected return on plan assets	(33)	(12)	(23)	(68)
Amortization of net loss	—	5	5	10

Net periodic pension cost	$7	$16	$19	$42

Estimated amounts that will be amortized from accumulated other comprehensive income over 2007 are not material.

The weighted average assumptions underlying the pension computations were as follows:

	Successor	Predecessor
	May 24, 2006 – December 31, 2006	January 1, 2006 – May 23, 2006	Year ended December 31,
			2005	2004
Pension benefit obligation:
—discount rate	4.9%	5.1%	4.6%	4.9%
—rate of compensation increase	3.2	3.2	3.2	3.2

Net periodic pension costs:
—discount rate	5.1	4.6	4.9	5.4
—rate of compensation increase	3.2	3.2	3.2	3.0
—expected long-term return on plan assets	6.3	5.9	6.1	6.0

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Nielsen’s pension plans’ weighted average asset allocations by asset category are as follows:

	The Netherlands	United States	Other	Total
Successor
At December 31, 2006
Equity securities	26%	67%	63%	44%
Fixed income securities	73	33	35	55
Other	1	—	2	1

Total	100%	100%	100%	100%

Predecessor
At December 31, 2005
Equity securities	25%	70%	62%	43%
Fixed income securities	74	30	36	56
Other	1	—	2	1

Total	100%	100%	100%	100%

No Nielsen shares are held by the pension plans.

The overall target asset allocation among all plans for 2006 was 43% equity securities and 57% long-term interest-earning investments (debt or fixed income securities).

The assumptions for the expected return on plan assets for pension plans were based on a review of the historical returns of the asset classes in which the assets of the pension plans are invested. The historical returns on these asset classes were weighted based on the expected long-term allocation of the assets of the pension plans.

Nielsen’s primary objective with regard to the investment of pension plan assets is to ensure that in each individual plan, sufficient funds are available to satisfy future benefit obligations. For this purpose, asset and liability management studies are made periodically at each pension fund. For each of the pension plans, an appropriate mix is determined on the basis of the outcome of these studies, taking into account the national rules and regulations.

Contributions to the pension plans in 2007 are expected to be approximately $8 million for the Dutch plan and $20 million for other plans. No contributions are expected in 2007 for the U.S. plans.

Estimated future benefits payments are as follows:

(IN MILLIONS)	The Netherlands	United States	Other	Total
For the years ending December 31,
2007	$29	$5	$21	$55
2008	29	7	21	57
2009	30	7	21	58
2010	30	7	22	59
2011	32	8	24	64
2012-2016	169	49	140	358

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Other Post-Retirement Benefits

Prior to December 31, 2005, in the United States and in the Netherlands, Nielsen provided other post-retirement benefits, primarily retiree healthcare benefits. As a result of changes in health care laws in the Netherlands in 2005, Nielsen ceased to provide retiree health care benefits to certain of its Dutch retirees. This plan change was recognized as a negative plan amendment that reduced the December 31, 2005 benefit obligation by $9 million.

The components of other post-retirement benefit cost for the periods May 24, 2006 to December 31, 2006, January 1, 2006 to May 23, 2006 and the year ended December 31, 2005, were as follows:

	Successor
	Other Post-Retirement Benefits May 24, 2006 through December 31, 2006
(IN MILLIONS)	The Netherlands	United States	Total
Change in benefit obligation
Benefit obligation at beginning of period	$1	$14	$15
Interest cost	—	—	—
Actuarial (gain)/loss	—	1	1
Benefits paid	—	—	—

Benefit obligation at end of period	1	15	16

Change in plan assets
Fair value of plan assets at beginning of period	—	—	—
Employer contributions	—	1	1
Benefits paid	—	(1)	(1)

Fair value of plan assets at end of period	—	—	—

Funded status
Funded status and amount recognized at end of period	$(1)	$(15)	$(16)

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

	Predecessor
	Other Post-retirement Benefits Year Ended December 31, 2005
(IN MILLIONS)	The Netherlands	United States	Total
Change in benefit obligation
Benefit obligation at beginning of year	$12	$16	$28
Interest cost	—	2	2
Negative plan amendment	(9)	—	(9)
Benefits paid	(1)	(1)	(2)
Effect of foreign currency translation	(1)	—	(1)

Benefit obligation at end of year	1	17	18

Change in plan assets
Fair value of plan assets at beginning of year	—	—	—
Employer contributions	1	1	2
Benefits paid	(1)	(1)	(2)

Fair value of plan assets at end of year	—	—	—

Funded status
Funded status at end of year	(1)	(17)	(18)
Unrecognized prior service cost	(9)	(2)	(11)
Unrecognized net actuarial loss	2	—	2

Net amount recognized	$(8)	$(19)	$(27)

Estimated amounts that will be amortized from accumulated other comprehensive income over 2007 are not material.

The net periodic benefit cost for other post-retirement benefits were insignificant for the periods May 24, 2006 to December 31, 2006, January 1, 2006 to May 23, 2006 and the years ended December 31, 2005 and 2004.

The weighted average assumptions for post-retirement benefits were as follows:

	Successor	Predecessor
	May 24 – December 31, 2006	January 1 – May 23, 2006	Year ended December 31,
			2005	2004
Discount rate for net periodic other post-retirement benefit costs	6.3%	5.6%	5.3%	5.8%
Discount rate for other post-retirement benefit obligations at December 31	5.9%	6.3%	5.6%	5.3%

Assumed healthcare cost trend rates at December 31:
—healthcare cost trend assumed for next year	9.0%	9.0%	11.0%	7.6%
—rate to which the cost trend is assumed to decline (the ultimate trend rate)	5.0%	5.0%	5.0%	3.8%
—year in which rate reaches the ultimate trend rate	2011	2011	2011	2011

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

A one percentage point change in the assumed healthcare cost trend rates would have the following effects:

(IN MILLIONS)	1% Increase	1% Decrease
Effect on total of service and interest costs	$—	$—
Effect on other post-retirement benefit obligation	1	(1)

Contributions to post-retirement benefit plans are expected to be $1 million annually for the Company’s U.S. plans.

Defined Contribution Plans

Nielsen also offers defined contribution plans to certain participants, primarily in the United States. Nielsen’s expense related to these plans was $15 million, $10 million, $24 million and $22 million for the periods May 24, 2006 to December 31, 2006 and January 1, 2006 to May 23, 2006 and for the years ended December 31, 2005 and 2004, respectively. In the United States, Nielsen contributes cash to each employee’s account in an amount up to 3% of compensation (subject to IRS limitations); this contribution was increased to 4% upon the freeze of the U.S. defined benefit pension plan. No contributions are made in shares of Nielsen.

11. Long-term Debt and Other Financing Arrangements

	Successor				Predecessor
	December 31, 2006				December 31, 2005
(IN MILLIONS)	Weighted Average Interest Rate (1)	Maturities	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior secured credit facilities	7.90%	2007 – 2013	$5,220	$5,263	$—	$—
Debenture loans	10.16%	2007 – 2016	2,447	2,653	1,919	1,989
Convertible debenture loan	—	—	—	—	402	391
Private loan	—	—	—	—	161	166
Other loans	6.44%	2009	7	6	—	—

Long-term debt			7,674	7,922	2,482	2,546
Capital lease obligations			145		155
Short-term debt			20		—
Bank overdrafts			134		94

Total debt and other financing arrangements			7,973		2,731
Less: Current portion of long-term debt, capital lease obligations and other short-term borrowings			212		731

Non-current portion of long-term-debt and capital lease obligations			$7,761		$2,000

Weighted average contractual interest rate on long-term debt (2)			8.52%		5.95%
Weighted average contractual interest rate on current portion of long-term debt			7.76%		2.53%

(1)	Average of effective interest rates at December 31, 2006, weighted by carrying amounts.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

(2)	The average of the contractual interest rates at December 31, 2006 on Nielsen’s long-term debt, weighted by principal amounts was 8.52%. Nielsen has entered into a number of interest rate swap transactions to hedge the interest rate risk on a part of its floating-rated debt. Taking into account the effect of these interest rate swaps, the weighted average of the contractual interest rates at December 31, 2006 on Nielsen’s long-term debt was 8.40%.

The carrying amounts of Nielsen’s long-term debt are denominated in the following currencies:

	Successor	Predecessor
(IN MILLIONS)	December 31, 2006	December 31, 2005
U.S. Dollars	$5,438	$150
Euro	1,709	1,864
British Pound (“GBP”)	492	434
Japanese Yen	35	34

	$7,674	$2,482

Annual maturities of Nielsen’s long-term debt are as follows:

(IN MILLIONS)
For the year ended December 31,
2007	$53
2008	53
2009	60
2010	611
2011	87
Thereafter	6,810

$7,674

See Note 8 for a discussion of Nielsen’s policies with respect to foreign currency exchange risk, interest rate risk, credit risk and liquidity risk.

Senior secured credit facilities

In August 2006, Nielsen entered into senior secured credit facilities, consisting of seven-year $4,175 million and €800 million senior secured term loan facilities and the full amounts under these facilities were borrowed with an aggregate carrying amount of $5,220 million at December 31, 2006. In August 2006, Nielsen also entered into a six-year $688 million senior secured revolving credit facility under which no amounts were outstanding at December 31, 2006. The senior secured revolving credit facility can be used for revolving loans, letters of credit and for swingline loans, and is available in U.S. Dollars, Euros and certain other currencies.

Nielsen is required to repay installments on the borrowings under the senior secured term loan facilities in quarterly principal amounts of 0.25% of their original principal amount commencing December 2006, with the remaining amount payable on the maturity date of the term loan facilities. Borrowings under the senior secured credit facilities bear interest at a rate equal to an applicable margin plus, at Nielsen’s option, various base rates. The applicable margin for borrowings under the senior secured revolving credit facility may be reduced subject to Nielsen attaining certain leverage ratios. Nielsen pays a quarterly commitment fee of 0.5% on unused commitments under the senior secured revolving credit facility. The applicable commitment fee rate may be reduced subject to Nielsen attaining certain leverage ratios.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Nielsen’s senior secured credit facilities are guaranteed by Nielsen, and certain of its existing and subsequently acquired or organized wholly-owned subsidiaries and are secured by substantially all of the existing and future property and assets (other than cash) of Nielsen’s U.S. subsidiaries and by a pledge of the capital stock of the guarantors discussed in Note 21, the capital stock of Nielsen’s U.S. subsidiaries and the guarantors and up to 65% of the capital stock of certain of Nielsen’s non-U.S. subsidiaries. Under a separate security agreement, substantially all of the assets of Nielsen are pledged as collateral for amounts outstanding under the senior secured credit facilities.

The senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, Nielsen and most of its subsidiaries’ ability to incur additional indebtedness or guarantees, incur liens and engage in sale and leaseback transactions, make certain loans and investments, declare dividends, make payments or redeem or repurchase capital stock, engage in certain mergers, acquisitions and other business combinations, prepay, redeem or purchase certain indebtedness, amend or otherwise alter terms of certain indebtedness, sell certain assets, transact with affiliates, enter into agreements limiting subsidiary distributions and alter the business that Nielsen conducts. In addition, after an initial grace period, Nielsen is required, beginning with the twelve month period ending September 30, 2007, to maintain a maximum total leverage ratio and a minimum interest coverage ratio. The senior secured credit facilities also contain certain customary affirmative covenants and events of default.

Debenture loans

In August 2006, Nielsen Finance LLC and Nielsen Finance Co. (together “Nielsen Finance”), wholly-owned subsidiaries of Nielsen, issued $650 million 10% and €150 million 9% senior notes due 2014 (the “Senior Notes”) with carrying values of $650 million and $198 million at December 31, 2006, respectively. Interest is payable semi-annually commencing in February 2007. The Senior Notes are senior unsecured obligations and rank equal in right of payment to all of Nielsen Finance’s existing and future senior indebtedness.

In August 2006, Nielsen Finance also issued $1,070 million 12.5% senior subordinated discount notes due 2016 (“Senior Subordinated Discount Notes”) with a carrying amount of $616 million at December 31, 2006. Interest accretes through 2011 and is payable semi-annually commencing February 2012. The Senior Subordinated Discount Notes are unsecured senior subordinated obligations and are subordinated in right of payment to all Nielsen Finance’s existing and future senior indebtedness, including the Senior Notes and the senior secured credit facilities.

The indentures governing the Senior Notes and Senior Subordinated Discount Notes limit the majority of Nielsen’s subsidiaries’ ability to incur additional indebtedness, pay dividends or make other distributions or repurchase our capital stock, make certain investments, enter into certain types of transactions with affiliates, use assets as security in other transactions and sell certain assets or merge with or into other companies subject to certain exceptions. Upon a change in control, Nielsen Finance is required to make an offer to redeem all of the Senior Notes and Senior Subordinated Discount Notes at a redemption price equal to the 101% of the aggregate accreted principal amount plus accrued and unpaid interest. The Senior Notes and Senior Subordinated Discount Notes are jointly and severally guaranteed by Nielsen (See Note 21 for further description of the related guarantees).

In August 2006, Nielsen issued €343 million 11.125% senior discount notes due 2016 (“Senior Discount Notes”), with a carrying value $277 million at December 31, 2006. Interest accretes through 2011 and is payable semi-annually commencing February 2012. The Senior Discount Notes are senior unsecured obligations and rank equal in right of payment to all of Nielsen’s existing and future senior indebtedness. The notes are effectively subordinated to Nielsen’s existing and future secured indebtedness to the extent of the assets securing such indebtedness and will be structurally subordinated to all obligations of Nielsen’s subsidiaries.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

If Nielsen has not exchanged the Senior Notes, Senior Subordinated Discount Notes and Senior Discount Notes for registered notes with substantially the same terms or a shelf registration statement is not declared effective by the SEC for the exchange by August 18, 2007 the interest rate on each series of the respective notes will increase by 0.25% annually and an additional 0.25% for each subsequent 90-day period the notes are not registered up to a maximum of 1.0% per year.

Nielsen has a Euro Medium Term Note program (“EMTN”) program in place under which debenture loans and private placements can be issued up to the program amount of €2,500 million ($3,308 million) at December 31, 2006, both on a long-term and short-term basis. All debenture loans and most private placements are quoted on the Luxembourg Stock Exchange. At December 31, 2006 and 2005, amounts with a carrying value of $706 million and $854 million, respectively, were outstanding under the EMTN program.

Outstanding under the EMTN program above is a GBP 250 million 5.625% EMTN debenture loan issued in 2003 and due in 2010 or 2017 with a carrying amount of $492 million at December 31, 2006. In 2010, the interest rate on the GBP 250 million debenture loan will be adjusted to 5.50% plus the then applicable Nielsen market credit spread or the debentures will be paid at par under a re-acquisition right exercisable in 2010 and held by two investment banks.

In January 2005, Nielsen settled a nominal amount of €551 million ($721 million) of the €600 million 6.75% EMTN debenture loan due 2008 and paid cash of €625 million ($818 million), excluding accrued interest, resulting in a loss on early extinguishment of debt of $103 million.

In August 2006, Nielsen redeemed at par and canceled other debenture loans due 2006 through 2009 with a combined carrying value of $1,297 million at December 31, 2005, of which $232 million was issued under the EMTN program.

Convertible debenture loan

A nominal amount of €550 million and €267 million of the €1,150 million 1.75% convertible debenture loan due 2006 was repurchased in various open market transactions and subsequently canceled, resulting in a gain of $1 million for each of the years ended December 31, 2005 and 2004. The remaining principal amount of €333 million was settled at maturity in 2006 at par.

Private loan

During the period January 1 to May 23, 2006 Nielsen prepaid a nominal amount of $55 million of the NLG 500 million 5.55% subordinated private placement loan originally due in 2007 and 2008. Following the Valcon Acquisition, Nielsen prepaid the remaining $112 million nominal amount during the period May 24 to December 31, 2006.

Senior secured bridge facility

In connection with the Valcon Acquisition, Valcon entered into a senior secured bridge facility, under which Valcon had borrowed $6,164 million as of August 2006. The debt and related interest expense have been recorded in the accounts of Nielsen in connection with the push-down of the consideration paid by Valcon further discussed in Note 1. The bridge loan was settled in August 2006 with proceeds from the issuance of the Senior Notes, Senior Subordinated Discount Notes, Senior Notes and borrowings under the senior secured credit facilities resulting in a loss on early extinguishment of debt of $60 million related to the write-off of unamortized deferred financing costs of the bridge loan.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Deferred financing costs

Deferred financing costs are $135 million and $4 million at December 31, 2006 and 2005, respectively.

Related party lenders

A portion of the borrowings amounting to $409 million under the senior secured credit facility were sold to certain of the Sponsors as of December 31, 2006 at terms consistent with third party borrowers. Interest expense on amounts held by the Sponsors was $15 million during the period May 24, 2006 to December 31, 2006.

Termination of credit facility

Nielsen’s committed revolving credit facility from a syndicate of banks of €1,000 million was canceled in May 2006 following the Valcon Acquisition.

Capital Lease Obligations

Nielsen leases certain computer equipment, buildings and automobiles under capital leases. These arrangements do not include terms of renewal, purchase options, or escalation clauses.

Assets under capital lease are recorded within property, plant and equipment (Note 7).

Future minimum capital lease payments under non-cancelable capital leases at December 31, 2006 are as follows:

(IN MILLIONS)
2007	$17
2008	16
2009	16
2010	15
2011	14
Thereafter	167

Total	245
Amount representing interest	100

Present value of minimum lease payments	$145

Current portion	$4
Total non-current portion	141

Present value of minimum lease payments	$145

Capital leases have effective interest rates ranging from 4% to 7%. Interest expense recorded related to capital leases during the periods ended May 24, 2006 to December 31, 2006 and January 1, 2006 to May 23, 2006 and for the years ended December 31, 2005 and 2004 was $5 million, $4 million, $9 million and $9 million, respectively.

12. Shareholders’ Equity

Each share of common stock has the right to one vote and a dividend determined at the general meeting of shareholders. Nielsen declared dividends of €0.12 and €0.55 per share of common stock for the years ended December 31, 2005 and 2004, respectively. No dividends were declared or paid on the common stock in 2006.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Common stock activity is as follows:

	Successor	Predecessor
	May 24 – December 31, 2006	January 1 – May 23, 2006	Year ended December 31,
			2005	2004
(Actual number of shares)
Beginning of year or period	258,443,857	257,073,932	253,757,620	250,323,801
Common share dividend	—	—	3,088,567	3,433,819
Conversion priority shares into common shares	20,000	—	—	—
Exercise of management and personnel options	—	1,369,925	227,745	—

End of year or period	258,463,857	258,443,857	257,073,932	253,757,620

In the event of an issuance of common stock, each holder of common stock has the first opportunity to purchase newly issued Nielsen common stock proportionate to the percentage of shares already held by the respective holder (“pre-emptive right”). However, such holder does not have any pre-emptive right to (i) stock issued against contribution other than in cash, and (ii) common stock issued to employees of Nielsen or of a group company of Nielsen.

Each share of 7% preferred stock had the right to 40 votes, non-cumulative dividend of €0.64 per share and a liquidation preference equal to the original issuance price of the 7% preferred stock, any capital contributions of the shareholder and any unpaid dividends, increased annually by 7% through the date of dissolution. Nielsen declared and paid dividends of €0.64 per share on 7% preferred stock for the financial years December 31, 2005 and 2004, respectively. No dividend was declared or paid on the 7% preferred stock for the financial year 2006.

The issued and outstanding common shares and 7% preferred shares of Nielsen were listed on the stock exchange of Euronext Amsterdam until delisting as of July 11, 2006 (See Note 1).

Each share of priority stock had the right to 40 votes, dividends of €0.45 per share and a liquidation preference. Nielsen declared and paid dividends of €0.45 and per share on priority stock for the years ended December 31, 2005 and 2004, respectively. On March 31, 2006 Nielsen acquired the priority shares which were subsequently converted into 20,000 common shares on June 13, 2006.

Each share of series B cumulative preferred stock had the right to one vote, a cumulative dividend of 6.22% calculated at issuance based on various factors, and a liquidation preference. Nielsen declared dividends of €1.76, €0.78 and €0.78 per share on series B preferred stock in the period May 24 to December 31, 2006 and the years ended December 31, 2005 and 2004, respectively. No dividends were declared on series B preferred stock during the period January 1, 2006 to May 23, 2006. As of December 31, 2006 all declared dividends were paid.

On August 9, 2006, Nielsen completed a cash redemption of all outstanding series B preferred stock, priority stock and series A preferred stock, which were owned by Valcon. All shares of series B preferred stock, priority stock and series A preferred stock have subsequently been canceled.

13. Share-Based Compensation

Successor

In connection with the Valcon Acquisition, Valcon Acquisition Holding bv (“Dutch Holdco”), a private company with limited liability incorporated under the laws of the Netherlands and the direct parent of Valcon,

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

implemented an equity-based, management compensation plan (“Equity Participation Plan” or “EPP”) to align compensation for certain key executives with the performance of the Company. Under this plan, certain executives of Dutch Holdco and its subsidiaries may be granted stock options, stock appreciation rights, restricted stock and dividend equivalent rights in the shares of Dutch Holdco or purchase shares of Dutch Holdco.

Dutch Holdco granted 3,500,000 time-based and 3,500,000 performance based stock options to purchase shares in the capital of Dutch Holdco during the period. The time-based awards become exercisable over a five-year vesting period tied to the executives’ continuing employment as follows: 5% as of December 31, 2006 and 19% on the last day of each of the next five calendar years. The performance options are tied to the executives’ continuing employment and become vested and exercisable based on the achievement of certain annual EBITDA targets over a five-year vesting period. If the annual EBITDA targets are achieved on a cumulative basis for any current year and prior years, the options become vested as to a pro-rata portion for any prior year’s installments which were not vested because of failure to achieve the applicable annual EBITDA target. Both option tranches expire ten years from date of grant. Upon a change in control, any then-unvested time options will fully vest and any then-unvested performance options can vest, subject to certain conditions.

Time-based and performance-based options have exercise prices of $10.00 and $20.00 per share, respectively. The fair values of the time-based and performance-based awards were estimated using the Black-Scholes option pricing model with the following assumptions: expected term to exercise of five years, expected volatility of 56.10%, risk-free interest rate of 4.63% and no dividend yield. Expected volatility is based primarily on a combination of the Company’s historical volatility adjusted for its new leverage and estimates of implied volatility of the Company’s peer group.

For the period from May 24, 2006 to December 31, 2006, the Company recorded the Dutch Holdco stock compensation expense on a push down basis of $6 million. The tax benefit related to these charges was $2 million.

At December 31, 2006, there is approximately $29 million of unearned stock-based compensation which the Company expects to record as expense over the next five years. The compensation expense related to the time-based awards is amortized over the term of the award using the graded vesting method. The compensation expense related to the performance-based awards was recorded on a graded vesting method as of December 31, 2006, since the Company believes that the achievement of the financial performance goals is probable.

The weighted-average exercise price of the 7,000,000 options outstanding and 175,000 options exercisable was $11.43 as of December 31, 2006. The weighted-average remaining contractual term for the options outstanding and exercisable as of December 31, 2006 was 9.71 years.

As of December 31, 2006, the weighted-average grant date fair value of the options granted was $4.88, and the aggregate fair value of options vested was $1 million.

There were no option exercises for the period from May 24, 2006 to December 31, 2006.

The aggregate intrinsic value of options outstanding and exercisable was zero.

Predecessor

Concurrent with the Valcon Acquisition, Nielsen canceled all vested and unvested stock options and restricted stock units ("RSUs") and paid to each holder of options cash equal to the excess of the offer price of

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

€29.50 over the exercise price, and paid €29.50 for each RSU outstanding, paying a total of $91 million for the settlement of all outstanding share-based awards and accelerating the recognition of the expense related to the unvested portion of all awards.

During the period from January 1, 2006 to May 23, 2006, Nielsen recognized $20 million of compensation expense related to all outstanding vested and unvested Nielsen share-based compensation plans, of which $2 million related to Nielsen’s subsidiary plans. For the years ended December 31, 2005 and 2004, Nielsen recorded $23 million and $34 million compensation expense. Tax benefits related to the charges were $1 million, $4 million and $7 million for the period from January 1, 2006 to May 23, 2006 and for the years ended December 31, 2005 and 2004, respectively.

For the period from January 1, 2006 to May 23, 2006, and for the years ended December 31, 2005 and 2004, $1 million, $1 million and $5 million of the share-based compensation expense is included in discontinued operations.

Nielsen had other equity incentive plans, whereby restricted shares or options to purchase common stock were granted to executives. For the restricted shares, Nielsen matched the executives’ deferred bonus with an additional RSU. The cost of matching RSUs totaled $1 million, $1 million and $0.4 million for the period ended January 1, 2006 to May 23, 2006, and for the years ended December 31, 2005 and 2004, respectively. During the period January 1, 2006 to May 23, 2006 the Company granted 135,716 RSUs at a weighted-average grant date fair value of €27.07 and paid €29.50 for 252,846 RSUs at the Valcon Acquisition.

For Nielsen’s predecessor share option plans, the activity is summarized below:

	Number of Options	Weighted-Average Exercise Price
Predecessor
Outstanding at January 1, 2004	12,141,542	€35.11
Granted	4,284,976	22.47
Exercised	—	—
Expired	(736,197)	36.61
Forfeited	(570,600)	31.29

Outstanding at December 31, 2004	15,119,721	31.62

Granted	3,903,842	22.12
Exercised	(227,745)	24.99
Expired	(934,506)	62.04
Forfeited	(1,698,275)	32.48

Outstanding at December 31, 2005	16,163,037	27.57

Granted	—	—
Exercised	(1,369,925)	23.78
Expired	(1,673,350)	39.08
Forfeited	(14,722)	27.36
Canceled	(3,061,600)	37.18
Paid at Valcon Acquisition	(10,043,440)	23.18

Outstanding at May 23, 2006	—	—

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Subsidiary Share-Based Compensation

Nielsen//NetRatings

Nielsen//NetRatings, a consolidated subsidiary of Nielsen with publicly traded shares, has share based awards that provide for the grant of stock options exercisable into Nielsen//NetRatings’ common stock or provide for the grant of restricted shares to eligible employees and non-employee directors of Nielsen//NetRatings. Under the Nielsen//NetRatings’ plans, options generally vest over a four-year period and have a maximum term of ten years, whereas the restricted shares vest ratably in equal annual installments over two years for members of the Board of Directors and over three years for non-executive employees.

Nielsen recorded share-based payment expense for Nielsen//NetRatings’ compensation arrangements of $3 million for the period from May 24, 2006 to December 31, 2006 and $2 million for the period from January 1, 2006 to May 23, 2006, $3 million in 2005, and $2 million in 2004. There is no book tax benefit related to the compensation expense as Nielsen//NetRatings has a full tax valuation allowance due to accumulated losses.

As of December 31, 2006, there was $6 million of total unrecognized compensation cost related to equity compensation awards granted under the Nielsen//NetRatings’ stock plan and employee stock purchase plan. The total expense is expected to be recognized over a period of two years. Nielsen estimated the fair value of Nielsen//NetRatings’ option grants using the Black-Scholes option pricing model with the following valuation assumptions:

	Predecessor
	Year ended December 31, 2005	Year ended December 31, 2004
Expected life (years)	2.38	2.32
Expected volatility	60.00%	60.00%
Expected dividend yield	0.00%	0.00%
Risk-free interest rate	3.38%	2.77%

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Information with respect to Nielsen//NetRatings’ plan activity is summarized as follows:

		Restricted Stock Outstanding		Stock Options Outstanding
	Available for Grant	Number of Restricted Shares	Weighted Average Grant Date Fair Value	Number of Stock Options	Weighted Average Exercise Price
Predecessor
Outstanding at January 1, 2004	1,398,000	—	—	5,033,000	$10.00
Granted	(1,208,000)	—	—	1,208,000	11.29
Exercised/released	—	—	—	(1,649,000)	9.63
Restricted stock withheld for taxes (1)	—	—	—	—	—
Canceled	481,000	—	—	(481,000)	10.81

Outstanding at December 31, 2004	671,000	—	—	4,111,000	10.43

Granted	(647,000)	545,000	$14.96	102,000	18.25
Exercised/released	—	—	—	(581,000)	8.73
Released from restriction	—	(7,000)	15.01	—	—
Canceled	575,000	(53,000)	15.02	(522,000)	12.66

Outstanding at December 31, 2005	599,000	485,000	14.96	3,110,000	10.64

Granted	(478,000)	478,000	12.63	—	—
Exercised/released	—	(143,000)	14.96	(298,000)	9.05
Restricted stock withheld for taxes (1)	30,000	—	—	—	—
Canceled	250,000	(57,000)	14.84	(193,000)	12.59

Outstanding at May 23, 2006	401,000	763,000	13.51	2,619,000	10.67

Successor
Granted	(70,000)	70,000	15.95	—	—
Exercised/released	—	(23,000)	14.39	(346,000)	9.68
Restricted stock withheld for taxes (1)	4,000	—	—	—	—
Canceled	84,000	(36,000)	12.02	(48,000)	13.93

Outstanding at December 31, 2006	419,000	774,000	13.77	2,225,000	10.76
Exercisable at December 31, 2006				1,971,000	10.83

(1)	Upon the release of certain shares of restricted stock, the Company withheld shares to satisfy certain tax obligations of the holder based on the market value of the shares on the date the shares of restricted stock were released.

During the period from May 24, 2006 to December 31, 2006 and from January 1, 2006 to May 23, 2006 and for the years ended December 31, 2005 and 2004, the aggregate intrinsic value for options exercised was $2 million, $1 million, $3 million and $11 million, respectively.

Cash received from option exercises for the periods May 24, 2006 to December 31, 2006 and January 1, 2006 to May 23, 2006 and the years ended December 31, 2005 and 2004 was $3 million, $3 million, $6 million, and $17 million, respectively.

The tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements totaled $0.1 million, $0.1 million, $2 million and $3 million for the periods from May 24, 2006 to December 31, 2006, from January 1 2006 to May 23, 2006 and for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2006, the weighted-average remaining contractual life of options outstanding was 5.66 years and 5.40 years for options exercisable.

The aggregate fair value of options vested for the year ended December 31, 2006 was $6 million.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Nielsen BuzzMetrics

The 2004 Stock Option and Restricted Stock Incentive Plan of Nielsen BuzzMetrics provides for share-based awards exercisable into shares of Nielsen BuzzMetrics common stock, which are not publicly traded. Nielsen BuzzMetrics options generally vest over a two to four year-period and have a stated exercise period of ten years. Each restricted stock award represents the right to a certain amount of Nielsen BuzzMetrics common stock which is determined by the Board of Directors. However, as of December 31, 2006, no restricted stock awards have been issued. Nielsen BuzzMetrics has reserved 2,032,478 shares of its common stock for issuance at December 31, 2006.

All Nielsen BuzzMetrics’ equity awards were modified to liability awards in accordance with SFAS No. 123(R) due to the existence of a put feature on the underlying shares which permits the option holders to avoid the risk and rewards normally associated with equity ownership. On November 30, 2006, it became probable that the put right would become operable when Nielsen committed to acquiring an additional interest in Nielsen BuzzMetrics in 2007. The modification of awards resulted in an additional expense of $4 million based on the fair value of the vested portion of the respective awards on November 30, 2006. The unvested portion of the options will be adjusted to fair value at each balance sheet date thereafter until the awards are settled with the adjustment recognized in the Consolidated Statements of Operations.

For purposes of Nielsen’s consolidated financial statements, Nielsen recorded share-based payment expense from Nielsen BuzzMetrics’ options of $5 million (including the modification charge of $4 million) for the period from May 24, 2006 to December 31, 2006 and $0.2 million for the period from February 14, 2006 to May 23, 2006. As of December 31, 2006, there was $1 million of total unrecognized compensation cost which will vest over a period of four years.

The Black-Scholes option pricing model was used to determine the fair value. The weighted average assumptions used were a peer group volatility of 50.04%, expected term of 5.63 years, and a market risk-free interest rate of 4.44%.

A summary of Nielsen BuzzMetrics’ option activity is as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Predecessor
Outstanding at February 14, 2006 (1)	1,459,581	$1.69
Granted	848,600	3.36
Exercised	(132,546)	0.11
Forfeited	(36,440)	2.57

Outstanding at May 23, 2006	2,139,195	2.44

Successor
Granted	79,000	4.91
Exercised	(149,415)	0.32
Forfeited	(117,916)	2.99

Outstanding at December 31, 2006	1,950,864	2.67	8.30
Exercisable at December 31, 2006	747,403	1.73	7.28

(1)	Nielsen consolidated Nielsen BuzzMetrics starting on February 14, 2006 upon obtaining control.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The weighted-average grant date fair value of options granted during the periods from May 24, 2006 to December 31, 2006 and from February 14, 2006 to May 23, 2006 was $2.68 and $1.81, respectively.

The aggregate intrinsic value of options outstanding as December 31, 2006 was $5 million.

The aggregate fair value of options vested for the periods from May 24, 2006 to December 31, 2006 was $1 million and from February 14, 2006 to May 23, 2006 was $2 million.

14. Income Taxes

The components of income/(loss) from continuing operations before income taxes, equity in net income of affiliates and minority interests, were:

	Successor	Predecessor
	May 24 – December 31, 2006	January 1 – May 23, 2006	Year ended December 31,
(IN MILLIONS)			2005	2004
Income/(loss) from continuing operations before income taxes and minority interests	$(384)	$25	$203	$318
Less: Equity in net income of affiliates	6	6	9	7

Income/(loss) from continuing operations before income taxes, equity in net income of affiliates and minority interests	$(390)	$19	$194	$311

Dutch	$(72)	$(84)	$(101)	$162
Non-Dutch	(318)	103	295	149

Total	$(390)	$19	$194	$311

The above amounts for Dutch and non-Dutch activities were determined based on the location of the taxing authorities.

The provision/(benefit) for income taxes attributable to income/(loss) from continuing operations before income taxes, equity in net income of affiliates and minority interests consisted of:

	Successor	Predecessor
	May 24 – December 31 2006	January 1 – May 23 2006	Year ended December 31,
(IN MILLIONS)			2005	2004
Current:
Dutch	$20	$(8)	$(77)	$41
Non-Dutch	68	14	60	80

	88	6	(17)	121

Deferred:
Dutch	(3)	1	0	(65)
Non-Dutch	(190)	32	48	(11)

	(193)	33	48	(76)

Total	$(105)	$39	$31	$45

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The Company’s provision for income taxes for the periods May 24 to December 31, 2006 and January 1 to May 23, 2006 and years ended December 31, 2005 and 2004 was different from the amount computed by applying the statutory Dutch federal income tax rates to income/(loss) from continuing operations before income taxes, equity in net income of affiliates and minority interests as a result of the following:

	% of Earnings Before Income Taxes
	Successor	Predecessor
	May 24 – December 31, 2006	January 1 – May 23, 2006	Year ended December 31,
(IN MILLIONS)			2005	2004
Income/(loss) from continuing operations before income taxes, equity in net income of affiliates and minority interests	$(390)	$19	$194	$311

Dutch statutory tax rate	29.6%	29.6%	31.5%	34.5%

Provision/(benefit) for income taxes at the Dutch statutory rate	$(115)	$6	$61	$107
Effect of subpart F income	17	—	5	14
Effect of operations in non-Dutch jurisdictions	(34)	5	9	(6)
U.S. state and local taxation	(9)	7	17	19
Effect of Dutch inter-company finance activities	(22)	16	15	(52)
Change of estimates for contingent tax matters	26	(3)	(81)	(4)
Change of estimates for other tax positions	—	(6)	(27)	—
Change for valuation allowances	—	13	22	(32)
Non-deductible interest expense	28	—	—	—
Other, net	4	1	10	(1)

Total provision/(benefit) for income taxes	$(105)	$39	$31	$45

Effective tax rate	(26.9)%	205.3%	16.0%	14.5%

In the Netherlands, the Company is taxed under a favorable tax regime which results in certain current earnings being taxed at an effective rate of approximately 10%. Future changes to the Company’s operations and financing activities, including those related to the Valcon Acquisition, may result in changes to the favorable Dutch tax regime arrangements.

The total effective tax rate for the period from May 24, 2006 to December 31, 2006 was lower than the Dutch statutory rate primarily due to the lack of income tax benefit on the one-time interest expense related to the Valcon senior secured bridge facility. The rate in the 2006 Successor period was also influenced by changes in estimates related to global tax contingencies.

The total effective tax rate for the period from January 1, 2006 to May 23, 2006 was higher than the Dutch statutory tax rate primarily due to the low tax benefit under the favorable tax regime in the Netherlands on certain of the transaction costs related to the Valcon Acquisition and payments to IMS Health (see Note 16). The effective tax rate in the period from January 1, 2006 to May 23, 2006 and in the years ended December 31, 2005 and 2004 is also influenced by losses in jurisdictions where no tax benefit was recognized due to increases in valuation allowances.

The 2005 total effective tax rate was impacted by the release of provisions for certain income tax exposures as a result of the completion of a tax audit in the Netherlands resulting in a settlement of certain items affecting the years 2000 through 2006. These issues were primarily related to the Dutch taxation of the Company’s

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

financing activities. Furthermore, the Company reduced the provision for other income tax exposures related to transfer-pricing issues based on the expiration of various jurisdictional statutes of limitation and the successful defense of the inter-company charges in tax audits in several jurisdictions. The effective tax rate was also influenced by releases of valuation allowances on deferred tax assets, as several jurisdictions were able to demonstrate the ability to realize these assets, and by other favorable adjustments related to the finalization of the Dutch income tax returns. Finally, the 2005 rate was adversely impacted by the lower tax benefit related to the favorable Dutch tax regime on the loss on the repurchase of debt in 2005.

The lower total effective tax rate in 2004 is primarily due to a change in the mix of Dutch vs. non-Dutch earnings and to reversals of certain valuation allowances that were no longer required.

The components of current and non-current deferred income tax assets/(liabilities) were:

	Successor	Predecessor
(IN MILLIONS)	December 31, 2006	December 31, 2005
Deferred tax assets (on balance):
Net operating loss carryforwards	$331	$192
Interest expense limitation	17	73
Deferred compensation	33	30
Deferred revenues / costs	36	41
Fixed asset depreciation	—	12
Employee benefits	71	60
Tax credit carryforwards	38	24
Other assets	60	28

	586	460
Valuation allowances	(179)	(215)

Deferred tax assets, net of valuation allowances	407	245

Deferred tax liabilities (on balance):
Intangible assets	(2,108)	(635)
Computer software	(75)	(71)

	(2,183)	(706)

Net deferred tax liability	$(1,776)	$(461)

Recognized as:
Deferred income taxes, current	$19	$72
Deferred income taxes, non-current	(1,795)	(533)

Total	$(1,776)	$(461)

Deferred tax assets—current and non-current	$125	$151
Deferred tax liabilities—current and non-current	(1,901)	(612)

Net deferred tax liability	$(1,776)	$(461)

In connection with the purchase accounting for the Valcon Acquisition, the acquired assets, including identifiable intangible assets, and liabilities were recorded at fair market value. Differences between the fair market values and income tax basis for certain of the acquired assets, primarily identifiable intangible assets, resulted in an increase in the Company’s deferred income tax liability balance.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

At December 31, 2006 and 2005, the Company had net operating loss carryforwards of approximately $928 million and $868 million, respectively, that will begin to expire in 2009, of which approximately $660 million relates to the U.S. In addition, the Company had tax credit carryforwards of approximately $39 million and $24 million at December 31, 2006 and 2005, respectively, which will begin to expire in 2014. Due to the uncertainty of achieving sufficient profits to utilize certain of these operating loss carryforwards and tax credit carryforwards, the Company currently believes it is more likely than not that a portion of these losses will not be realized. Therefore, the Company has recorded a valuation allowance of approximately $172 million and $134 million at December 31, 2006 and 2005, respectively, related to these net operating loss carryforwards and tax credit carryforwards. In addition, the Company has established valuation allowances of $7 million and $82 million, at December 31, 2006 and 2005, respectively, on deferred tax assets related to other temporary differences, which the Company currently believes will not be realized.

As of December 31, 2006, the portion of the valuation allowance relating to deferred tax assets and net operating losses, for which subsequently recognized tax benefits will generally be allocated to reduce goodwill is $82 million.

As of December 31, 2005, the Company had approximately, $716 million of undistributed earnings of the foreign subsidiaries of certain of the Company’s U.S. operations. Income taxes were not provided for the effect of distributing these earnings, as the Company had invested or expected to invest these undistributed earnings indefinitely. As a result of the Valcon Acquisition, as of December 31, 2006, Nielsen management’s intent is to repatriate all undistributed earnings in excess of the reasonable working capital needs of these non-U.S. subsidiaries, if practicable and within the limitations that may be imposed under the local laws that govern the subsidiaries. As of December 31, 2006, the Company determined, based on the above principles, that approximately $466 million of the accumulated earnings of these subsidiaries is not deemed to be permanently reinvested abroad. Accordingly, the Company has provided approximately $20 million in withholding taxes that would be imposed on the repatriation of these earnings. No additional U.S. income taxes would be due based on currently available net operating loss and tax credit carryforwards. As discussed in Note 3, the allocation of the purchase price in connection with the Valcon Acquisition is preliminary, and, accordingly, any changes thereto may result in changes to current and deferred income taxes.

Under its existing accounting policies, the Company establishes liabilities for possible assessments by taxing authorities resulting from known income tax exposures including, but not limited to, inter-company transfer pricing, and various other income tax matters. Such amounts represent a reasonable provision for income taxes ultimately expected to be paid. The amounts recognized for these income tax uncertainties may be adjusted as more information becomes available in future periods.

15. Investments in Affiliates and Related Party Transactions

On October 13, 2006, Nielsen completed the sale of its 34.3% interest in Solucient LLC to the Thomson Corporation. Proceeds from the sale were comprised of $77 million in cash and $11 million payable over the eighteen month period from closing, at the rate of one-third every six months, plus interest. No gain or loss was recognized on the sale because the sale price approximated the carrying value of the investment.

As of December 31, 2006 and 2005, Nielsen had investments in affiliates of $177 million and $181 million, respectively.

Nielsen’s significant investments in affiliates and its percentage of ownership as of December 31, 2006 and 2005 were comprised of the 51% non-controlling ownership interest in Scarborough Research (“Scarborough”), a 50% ownership interest in VNU Exhibitions Europe bv and a 50% ownership interest in AGB Nielsen Media Research bv.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

AGB Nielsen Media Research bv was formed in March 2005 by merging Nielsen’s wholly owned international television audience measurement business with the Kantar Media Research owned AGB Group operations. Nielsen’s investment comprised of $67 million of cash and an in kind contribution of Nielsen’s international television audience measurement companies, with a carrying value of approximately $34 million. As of March 1, 2005, Nielsen deconsolidated its international television audience measurement companies, and began accounting for its investment in this joint venture under the equity method.

During 2004, Nielsen divested its interest in World Directories. Income from these investments are recorded as a component of discontinued operations in 2005 and 2004. Investments in affiliates held by World Directories as of January 1, 2004 in Portugal, South Africa and Puerto Rico were divested in 2004.

Related Party Transactions with Affiliates

Nielsen and Scarborough enter into various related party transactions in the ordinary course of business, including Nielsen’s providing certain general and administrative services to Scarborough. Nielsen pays royalties to Scarborough for the right to include Scarborough data in Nielsen products sold directly to Nielsen customers. Additionally, Nielsen sells various Scarborough products directly to its clients, for which it receives a commission from Scarborough. As a result of these transactions Scarborough made payments to Nielsen of $12 million, $9 million, $11 million and $14 million for the periods ended May 24, 2006 to December 31, 2006 and January 1, 2006 to May 23, 2006 and for the years ended December 31, 2005 and 2004, respectively. Obligations between Nielsen and Scarborough are settled in cash, on a monthly basis in the ordinary course of business and amounts outstanding were not material at December 31, 2006 or 2005.

Nielsen and its subsidiaries have entered into various related party transactions with AGB Nielsen Media Research, covering services to and from AGB Nielsen Media Research, including the licensing of the Nielsen trademark, software and databases, and certain administrative services. These related party transactions resulted in a net receivable of $12 million and $5 million at December 31, 2006 and 2005, respectively.

Other Related Party Transactions

In March 2002, with the relocation to the United States of the former Chairman of the Executive Board and his family, the former Chairman of the Executive Board received a home mortgage loan from Nielsen in the amount of $4 million. The loan, which is denominated in U.S. Dollars, accrues interest at the rate of 6.0% per year and is collateralized by the home. Interest is due at the time that the loan is repaid, which can be no later than July 1, 2007. If at that time the value of the home is not sufficient to cover the amount of this loan plus accrued interest, Nielsen will absorb the difference plus any required income taxes that would be payable by the former Chairman. The carrying value of the loan receivable and accrued interest is $5 million, included in other current assets, and $5 million, included in non-current assets, at December 31, 2006 and 2005, respectively.

Transactions with Sponsors

In connection with the Valcon Acquisition and related debt financing, Valcon paid the Sponsors $131 million in fees and expenses for financial and structuring advice and analysis as well as assistance with due diligence investigations and debt financing negotiations. These costs were allocated as debt issuance costs or included in the overall purchase price of the Valcon Acquisition based on the specific nature of the services performed.

In connection with the Valcon Acquisition, two of Nielsen’s subsidiaries and the Sponsors entered into Advisory Agreements, which provide for an annual management fee, in connection with planning, strategy, oversight and support to management, and are payable quarterly and in advance to each Sponsor, on a pro rata

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

basis, for the eight year duration of the agreements, as well as reimbursements for each Sponsor’s respective out-of-pocket expenses in connection with the management services provided under the agreement. Annual management fees are $10 million in the first year starting on the effective date of the Valcon Acquisition, and increases by 5% annually thereafter.

The Advisory Agreements provide that upon the consummation of a change in control transaction or an initial public offering in excess of $200 million, each of the Sponsors will receive, in lieu of quarterly payments of the annual management fee, a fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the agreements (assuming an eight year term of the agreements), calculated using the treasury rate having a final maturity date that is closest to the eighth anniversary of the date of the agreements.

The Advisory Agreements also provide that Nielsen will indemnify the Sponsors against all losses, claims, damages and liabilities arising in connection with the management services provided by the Sponsors under the fee agreement.

For the period from May 24, 2006 to December 31, 2006, the Company recorded $6 million in selling, general and administrative expenses related to these management fees and $1 million related to Sponsor travel and consulting.

Short-term debt includes a $20 million loan payable to Valcon Acquisition Holding bv, the direct parent of Valcon.

16. Commitments and Contingencies

Leases and Other Contractual Arrangements

Nielsen has entered into operating leases and other contractual obligations to secure real estate facilities, agreements to purchase data processing services and leases of computers and other equipment used in the ordinary course of business and various outsourcing contracts. These agreements are not unilaterally cancelable by Nielsen, are legally enforceable and specify fixed or minimum amounts or quantities of goods or services at fixed or minimum prices.

At December 31, 2006, the minimum annual payments under these agreements that have initial or remaining non-cancelable terms in excess of one year are listed in the following table:

	For the Years Ending December 31,
(IN MILLIONS)	2007	2008	2009	2010	2011	Thereafter	Total
Operating leases	$122	$100	$88	$76	$67	$194	$647
Other contractual obligations	151	88	55	43	13	3	353

Total	$273	$188	$143	$119	$80	$197	$1,000

The amounts presented above represent the minimum future annual services covered by purchase obligations including data processing, building maintenance, equipment purchasing, photocopiers, land and mobile telephone service, computer software and hardware maintenance, and outsourcing.

Total expenses incurred under operating leases were $81 million, $51 million, $140 million and $141 million for the periods from May 24, 2006 to December 31, 2006 and January 1, 2006 to May 23, 2006 and for the years ended December 31, 2005 and 2004, respectively. Nielsen recognized rental income received under

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

subleases of $8 million, $5 million, $14 million and $14 million for the periods from May 24, 2006 to December 31, 2006 and January 1, 2006 to May 23, 2006 and for the years ended December 31, 2005 and 2004, respectively. At December 31, 2006, Nielsen had aggregate future minimum rental income to be received under non-cancelable subleases of $95 million.

Nielsen also had minimum commitments under non-cancelable capital leases (see Note 11).

Guarantees and Other Contingent Commitments

At December 31, 2006, Nielsen was committed under the following guarantee arrangements:

Sub-lease guarantees

Nielsen provides sub-lease guarantees in accordance with certain agreements pursuant to which Nielsen guarantees all rental payments upon default of rental payment by the sub-lessee. To date, the Company has not been required to perform under such arrangements, does not anticipate making any significant payments related to such guarantees and, accordingly, no amounts have been recorded.

Letters of credit

Letters of credit issued and outstanding amount to $3 million.

Indemnification agreements

In connection with the sale of Directories in 2004, Nielsen has an exposure under a tax indemnity guarantee with the acquirer, pursuant to which Nielsen has agreed to pay any tax obligations relating to periods prior to the sale. Nielsen has accrued $32 million relating to this indemnity at December 31, 2006.

Contingent consideration

Nielsen is obligated to provide additional consideration in a business combination to the seller if contractually specified conditions related to the acquired entity are achieved. At December 31, 2006, Nielsen had total maximum exposure for future estimated payments of $24 million, of which $4 million is based on continued employment and being expensed over the respective periods. An amount of $1 million was recognized as selling, general and administrative expenses in the period from May 24, 2006 to December 31, 2006.

Nielsen has no material liabilities for other guarantees arising in the normal course of business at December 31, 2006.

Termination Agreement Nielsen—IMS Health

On November 17, 2005, Nielsen and IMS Health Inc. (“IMS Health”) announced their agreement to terminate the planned merger of the two companies. Under the terms of the termination agreement, among other things, Nielsen agreed to pay an amount of $45 million to IMS Health should Nielsen be acquired pursuant to any agreement entered into within the 12 months following the termination. For its part, IMS Health agreed to pay Nielsen $15 million should IMS Health be acquired pursuant to any agreement entered into within the 12 months following the termination. On May 24, 2006, due to the consummation of the Valcon Acquisition, Nielsen made the $45 million payment to IMS Health.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Legal Proceedings and Contingencies

Nielsen is subject to litigation and other claims in the ordinary course of business.

D&B Legacy Tax Matters

In November 1996, D&B, then known as The Dun & Bradstreet Corporation (“Old D&B”) separated into three public companies by spinning off the ACNielsen Corporation (“ACNielsen”) and Cognizant Corporation (“Cognizant”) (the “1996 Spin-Off”).

In June 1998, Old D&B changed its name to R.H. Donnelley Corporation (“Donnelley”) and spun-off The Dun & Bradstreet Corporation (“New D&B”) (the “D&B Spin”), and Cognizant changed its name to Nielsen Media Research, Inc. (“NMR”), now part of Nielsen, and spun-off IMS Health (the “Cognizant Spin”). In September 2000, New D&B changed its name to Moody’s Corporation (“Moody’s”) and spun-off a company now called The Dun & Bradstreet Corporation (“Current D&B”) (the “Moody’s spin”). In November 1999, Nielsen acquired NMR and in 2001 Nielsen acquired ACNielsen.

Pursuant to the agreements affecting the 1996 Spin-Off, among other things, certain liabilities, including certain contingent liabilities and tax liabilities arising out of certain prior business transactions (the “D&B Legacy Tax Matters”), were allocated among Old D&B, ACNielsen and Cognizant. The agreements provide that any disputes regarding these matters are subject to resolution by arbitration.

As a result of the Cognizant Spin, IMS Health and NMR agreed they would share equally Cognizant’s share of liability arising out of the D&B Legacy Tax Matters after IMS Health paid the first $0.1 million of such liability.

In connection with the acquisition of NMR, Nielsen recorded in 1999, a liability for NMR’s aggregate liability for payments related to the D&B Legacy Tax Matters. Currently the parties are in arbitration over one tax related dispute. Nielsen believes it has adequately provided for any remaining liability related to these matters.

Effective February 16, 2006, Nielsen entered into a settlement agreement of the 1996 antitrust litigation brought by Information Resources, Inc. The settlement resulted in a complete dismissal of all claims against the Company. Under the settlement agreement, Nielsen agreed to a payment of $55 million which, after tax, resulted in a $35 million charge to 2005 earnings, since this settlement provided evidence of conditions that existed at the 2005 balance sheet date.

erinMedia

erinMedia, llc (“erinMedia”) filed a lawsuit in federal district court in Tampa, Florida on June 16, 2005. The suit alleges that Nielsen Media Research Inc., a wholly owned subsidiary of Nielsen, violated Federal and Florida state antitrust laws by attempting to maintain a monopoly in the market for producing national television audience measurement data. The complaint does not specify the amount of damages sought, but does request that the court terminate NMR’s contracts with the four major national broadcast television networks. On November 17, 2005, the court granted NMR’s motion to dismiss in part, and dismissed erinMedia’s affiliated company, ReacTV, and its claims. The case is now in discovery on the remaining claims by erinMedia.

On January 11, 2006, erinMedia filed a related action against NMR alleging violations of federal and state false advertising and unfair competition law. By order dated January 24, 2007, the court dismissed this action, without prejudice, upon stipulation of the parties. Although it is too early to predict the outcome of the original case, Nielsen believes the action is without merit.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Except as described above, there are no other pending actions, suits or proceedings against or affecting Nielsen which, if determined adversely to Nielsen, would in its view, individually or in the aggregate, have a material effect on Nielsen’s business, consolidated financial position, results of operations and prospects.

17. Segments

Nielsen classifies its business interests into three reportable segments: Consumer Services, consisting principally of market research and analysis and marketing and sales advisory services; Media, consisting principally of television ratings, television, radio and internet audience and advertising measurement and research and analysis in various facets of the entertainment and media sectors, and Business Media, consisting principally of business publications, both in print and online, trade shows, events and conferences and information databases and websites. Corporate consists principally of unallocated, corporate items. Prior to its sale, Nielsen considered Directories a reportable segment.

Information with respect to the operations of each Nielsen business segment is set forth below based on the nature of the products and services offered and geographic areas of operations. The accounting policies of the business segments are the same as those described in Note 1. In the following tables “Corporate” includes the elimination of intersegment revenues.

Business Segment Information

	Successor	Predecessor
(IN MILLIONS)	May 24 – December 31, 2006	January 1 – May 23, 2006	Year ended December 31,
			2005	2004
Revenues

Consumer Services(1)	$1,465	$905	$2,359	$2,224
Media	819	507	1,213	1,112
Business Media	266	216	490	479
Corporate	(2)	(2)	(3)	(1)

Total	$2,548	$1,626	$4,059	$3,814

(1)	Includes retail measurement revenues of $1,004 million, $604 million, $1,544 million and $1,474 million for the periods from May 24, 2006 to December 31, 2006 and January 1, 2006 to May 23, 2006 and for the years ended December 31, 2005 and 2004, respectively.

	Successor	Predecessor
(IN MILLIONS)	May 24 – December 31, 2006	January 1 – May 23, 2006	Year ended December 31,
			2005	2004
Depreciation and amortization

Consumer Services	$121	$61	$160	$150
Media	102	47	106	99
Business Media	25	12	30	31
Corporate	9	6	16	17

Total	$257	$126	$312	$297

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

	Successor	Predecessor
	May 24 – December 31, 2006	January 1 – May 23, 2006	Year ended December 31,
(IN MILLIONS)			2005	2004
Restructuring costs

Consumer Services	$43	$1	$6	$25
Media	—	—	—	—
Business Media	6	—	—	—
Corporate	19	6	—	11

Total	$68	$7	$6	$36

	Successor	Predecessor
(IN MILLIONS)	May 24 – December 31, 2006	January 1 – May 23, 2006	Year ended December 31,
			2005	2004
Operating income

Consumer Services	$46	$28	$182	$155
Media (1)	145	95	228	45
Business Media	26	51	89	76
Corporate	(108)	(117)	(126)	(23)

Total	$109	$57	$373	$253

(1)	Includes goodwill impairment of $135 million in the Entertainment reporting unit in 2004. See Note 1.

	Successor	Predecessor
(IN MILLIONS)	May 24 – December 31, 2006	January 1 – May 23, 2006	Year Ended December 31,
			2005	2004
Interest income

Consumer Services	$5	$4	$8	$8
Media	5	2	5	4
Business Media	—	—	1	—
Corporate	1	2	7	4

Total	$11	$8	$21	$16

	Successor	Predecessor
(IN MILLIONS)	May 24 – December 31, 2006	January 1 – May 23, 2006	Year Ended December 31,
			2005	2004
Interest expense

Consumer Services	$6	$1	$4	$4
Media	8	8	18	16
Business Media	—	—	—	—
Corporate	358	39	108	120

Total	$372	$48	$130	$140

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

	Successor	Predecessor
	May 24 – December 31, 2006	January 1 – May 23, 2006	Year ended December 31,
(IN MILLIONS)			2005	2004
Equity in net income of affiliates

Consumer Services	$—	$—	$(3)	$(5)
Media	6	2	8	10
Business Media	—	4	4	2
Corporate	—	—	—	—

Total	$6	$6	$9	$7

	Successor	Predecessor
(IN MILLIONS)	December 31, 2006	December 31, 2005
Total assets

Consumer Services	$7,014	$4,121
Media	6,327	3,827
Business Media	2,244	1,383
Corporate (1)	514	1,332

Total	$16,099	$10,663

(1)	Includes cash of $198 million and $642 million and derivative instruments of $1 million and $421 million for 2006 and 2005, respectively.

	Successor	Predecessor
(IN MILLIONS)	December 31, 2006	December 31, 2005
Total liabilities

Consumer Services	$1,881	$1,387
Media	990	792
Business Media	358	305
Corporate (1)	8,851	2,740

Total	$12,080	$5,224

(1)	Includes debt of $7,684 million and $2,331 million for 2006 and 2005, respectively.

	Successor	Predecessor
	May 24 – December 31, 2006	January 1 – May 23, 2006	Year ended December 31,
(IN MILLIONS)			2005	2004
Capital expenditures

Consumer Services	$79	$32	$109	$101
Media	78	32	118	145
Business Media	4	2	4	4
Corporate and other	6	3	7	19

Total	$167	$69	$238	$269

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

Geographic Segment Information

Successor

(IN MILLIONS)	Revenues (1)	Operating Income/(Loss)	Long-lived Assets (2)
May 24, 2006 through December 31, 2006
United States	$1,468	$11	$9,679
Other Americas	237	43	957
The Netherlands	22	33	10
Other Europe, Middle East & Africa	580	(13)	2,056
Asia Pacific	241	35	258

Total	$2,548	$109	$12,960

Predecessor

(IN MILLIONS)	Revenues (1)	Operating Income/(Loss)	Long-lived Assets (2)
January 1, 2006 through May 23, 2006
United States	$962	$105	$5,508
Other Americas	145	31	427
The Netherlands	12	(97)	107
Other Europe, Middle East & Africa	364	11	1,179
Asia Pacific	143	7	368

Total	$1,626	$57	$7,589

(IN MILLIONS)	Revenues (1)	Operating Income/(Loss)	Long-lived Assets (2)
2005
United States	$2,343	$278	$5,514
Other Americas	329	71	419
The Netherlands	33	(46)	93
Other Europe, Middle East & Africa	978	38	1,093
Asia Pacific	376	32	372

Total	$4,059	$373	$7,491

(IN MILLIONS)	Revenues (1)	Operating Income/(Loss)	Long-lived Assets (2)
2004
United States	$2,190	$178	$5,667
Other Americas	278	48	373
The Netherlands	63	(46)	117
Other Europe, Middle East & Africa	921	51	1,225
Asia Pacific	362	22	403

Total	$3,814	$253	$7,785

(1)	Revenues are attributed to geographic areas based on the location of customers.
(2)	Long-lived assets include property, plant and equipment, goodwill and other intangible assets.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

18. Additional Financial Information

Other non-current assets

	Successor	Predecessor
(IN MILLIONS)	December 31, 2006	December 31, 2005
Deferred financing fees	$116	$4
Other deferred costs	228	66
Equity securities	24	25
Mutual funds	17	89
Equity method investments	177	181
Other	156	129

Total other non-current assets	$718	$494

Accounts payable and other current liabilities

	Successor	Predecessor
(IN MILLIONS)	December 31, 2006	December 31, 2005
Trade payables	$107	$119
Personnel costs	342	285
Outside services	102	96
Cooperation payments	58	47
Payroll taxes and social benefits	78	76
Interest payable	113	43
Other current liabilities	188	161

Total accounts payable and other current liabilities	$988	$827

Other non-current liabilities

	Successor	Predecessor
	December 31, 2006	December 31, 2005

(IN MILLIONS)
Pension and other benefit obligations	$204	$148
Deferred compensation	49	103
Other	119	122

Total other non-current liabilities	$372	$373

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

19. Net (Loss)/Income Per Common Share

Basic and diluted net (loss)/income per common share were calculated using the following common share data:

	Predecessor
	January 1- May 23, 2006	Year ended December 31,
(IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)		2005	2004
(Loss)/income from continuing operations	$(14)	$172	$278
Less: Preferred stock dividend, net of tax	(3)	(7)	(7)

(Loss)/income available to common shareholders from continuing operations, basic and diluted	(17)	165	271
Income from discontinued operations, net of tax	(3)	—	89
Gain on sale discontinued operations, net of tax	3	7	756

Net (loss)/income available to common shareholders, basic and diluted	$(17)	$172	$1,116

Weighted average number of common shares outstanding, basic	257,462,508	255,795,495	252,272,732
Dilutive effect of stock options outstanding	—	107,282	947

Weighted average number of common shares outstanding, diluted	257,462,508	255,902,777	252,273,679

Net (loss)/income per common share, basic and diluted:
(Loss)/income from continuing operations	$(0.06)	$0.64	$1.07
Income from discontinued operations	—	0.03	3.35

Net (loss)/income per common share	$(0.06)	$0.67	$4.42

For the Successor period Mary 24, 2006 to December 31, 2006, no publicly traded common shares were outstanding.

In the computation of diluted net loss per common share from both continuing operations and on a net income basis for the period January 1, 2006 to May 23, 2006, the assumed conversion of the EUR 1,150 million, 1.75% convertible debenture loan due 2006 (Note 11) and all stock options (Note 13) were excluded since they were anti-dilutive.

In the computation of diluted net income per common share from both continuing operations and on a net income basis for the year ended December 31, 2005, the assumed conversion of the EUR 1,150 million, 1.75% convertible debenture loan due 2006 (Note 11) and 15,815,653 stock options (Note 13) were excluded since they were anti-dilutive.

In the computation of diluted net income per common share from both continuing operations and on a net income basis for the year ended December 31, 2004, the assumed conversion of the EUR 265 million, 1.75% subordinated convertible debenture loan due 2004, EUR 1,150 million, 1.75% convertible debenture loan due 2006 (Note 11) and 15,093,295 stock options (Note 13) were excluded since they were anti-dilutive.

20. Subsequent Events

Nielsen//NetRatings Merger Agreement

On February 5, 2007, Nielsen and Nielsen//NetRatings announced they had entered into a merger agreement by which Nielsen, which already owns approximately 60% of Nielsen//NetRatings, would acquire the Nielsen//

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

NetRatings shares it does not currently own at a price of $21.00 per share in cash, for a total purchase price of approximately $327 million. The merger is expected to be completed in the second quarter of 2007, and is subject to customary conditions and approvals. The transaction is subject to the approval of the Nielsen//NetRatings shareholders, but Nielsen has agreed to vote all its shares in favor of the merger, thereby assuring shareholder approval of the merger.

Sale of Business Media Europe and Mandatory Debt Repayment

On February 8, 2007, Nielsen announced it had completed the sale of its Business Media Europe (BME) unit for $414 million. The Company’s stake in VNU Exhibitions Europe bv, a joint venture that produces trade shows mainly in the Netherlands and China, was not included in the sale.

On February 9, 2007, Nielsen applied $328 million of the proceeds from the sale of BME towards a mandatory pre-payment on the Euro senior secured term loan facility. By making this pre-payment, Nielsen will no longer be required to pay the scheduled quarterly installments for the remainder of the term of the Euro senior secured term loan facility.

Senior Secured Term Loan Facilities

Effective January 22, 2007, Nielsen has agreed a 50 and 25 basis point reduction of the applicable margin on its U.S. Dollar and Euro senior secured term loan facilities, respectively.

Event (Unaudited) Subsequent to the Date of the Reports of Independent Registered Public Accounting Firms

On April 30, 2007, the Company announced an agreement in principle to acquire the remaining BuzzMetrics’ shares subject to the execution of a definitive agreement.

21. Guarantor Financial Information

The following supplemental financial information sets forth on for the Company, its subsidiaries that have issued certain debt securities (the “Issuers”) and its guarantor and non-guarantor subsidiaries, all as defined in the credit agreements, the consolidating balance sheet as of December 31, 2006 and consolidating statements of operations and cash flows for the period May 24, 2006 to December 31, 2006 and the consolidating balance sheet as of December 31, 2005 and consolidating statements of operations and cash flows for the period January 1, 2006 to May 23, 2006 and for the years ended December 31, 2005 and 2004. This supplemental guarantor financial information included herein complies with Rule 10-01 of Regulation S-X concerning the form and content of the consolidating financial statements. The Senior Notes and the Senior Subordinated Discount Notes are jointly and severally guaranteed on an unconditional basis by Nielsen and, each of the direct and indirect wholly-owned subsidiaries of Nielsen, including VNU Intermediate Holding bv, VNU Holding and Finance bv, VNU Holdings bv, VNU International bv, VNU Services bv, ACN Holdings, Inc., The Nielsen Company (US) Inc. and the wholly-owned subsidiaries thereof, including the wholly owned U.S. subsidiaries of ACN Holdings, Inc. and Nielsen, Inc., in each case to the extent that such entities provide a guarantee under the senior secured credit facilities. The issuers are Nielsen Company bv and the subsidiary issuers (Nielsen Finance LLC and Nielsen Finance Co.), both wholly-owned subsidiaries of ACN Holdings, Inc. and subsidiary guarantors of the debt issued by Nielsen.

Nielsen is a holding company and does not have any material assets or operations other than ownership of the capital stock of its direct and indirect subsidiaries. All of Nielsen’s operations are conducted through its subsidiaries, and, therefore, Nielsen is expected to continue to be dependent upon the cash flows of its subsidiaries to meet its obligations.

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The Nielsen Company bv

Consolidated Balance Sheet (Successor)

December 31, 2006

	Parent	Issuers	Guarantor	Non-Guarantor	Elimination	Consolidated
Assets:
Current assets
Cash and cash equivalents	$4	$—	$211	$416	$—	$631
Marketable securities	—	—	14	137	—	151
Trade and other receivables, net	(3)	—	346	397	—	740
Prepaid expenses and other current assets	—	23	167	57	—	247
Intercompany receivables	318	123	347	334	(1,122)	—
Assets of discontinued operations	—	—	—	545	—	545

Total current assets	319	146	1,085	1,886	(1,122)	2,314

Non-current assets
Property, plant and equipment, net	—	—	361	163	—	524
Goodwill	—	—	4,976	1,688	—	6,664
Other intangible assets, net	—	—	4,419	1,353	—	5,772
Derivative financial instruments	—	1	—	—	—	1
Deferred tax assets	4	24	25	53	—	106
Other non-current assets	17	104	438	159	—	718
Equity investment in subsidiaries	3,995	—	4,561	—	(8,556)	—
Intercompany loans	699	6,630	588	1,408	(9,325)	—

Total assets	$5,034	$6,905	$16,453	$6,710	$(19,003)	$16,099

Liabilities, minority interests and shareholders’ equity
Current liabilities
Accounts payable and other current liabilities	$77	$88	$348	$475	$—	$988
Deferred revenues	—	—	249	202	—	451
Income tax liabilities	12	—	176	64	—	252
Current portion of long-term debt, capital lease obligations and other short-term borrowings	—	52	74	86	—	212
Intercompany payables	42	155	707	218	(1,122)	—
Liabilities of discontinued operations	—	—	—	143	—	143

Total current liabilities	131	295	1,554	1,188	(1,122)	2,046

Non-current liabilities
Long-term debt and capital lease obligations	982	6,629	119	31	—	7,761
Deferred tax liabilities	—	—	1,882	19	—	1,901
Intercompany loans	—	—	8,696	629	(9,325)	—
Other non-current liabilities	7	—	207	158	—	372

Total liabilities	1,120	6,924	12,458	2,025	(10,447)	12,080

Minority interests	—	—	—	105	—	105

Total shareholders’ equity	3,914	(19)	3,995	4,580	(8,556)	3,914

Total liabilities, minority interests and shareholders’ equity	$5,034	$6,905	$16,453	$6,710	$(19,003)	$16,099

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The Nielsen Company bv

Consolidated Balance Sheet (Predecessor)

December 31, 2005

	Parent	Issuers	Guarantor	Non-Guarantor	Elimination	Consolidated
Assets:
Current assets
Cash and cash equivalents	$6	$—	$634	$379	$—	$1,019
Marketable securities	—	—	—	123	—	123
Trade and other receivables, net	—	—	333	430	—	763
Prepaid expenses and other current assets	1	—	365	70	—	436
Intercompany receivables	41	—	146	248	(435)	—

Total current assets	48	—	1,478	1,250	(435)	2,341

Non-current assets
Property, plant and equipment, net	1	—	339	164	—	504
Goodwill	—	—	3,590	1,433	—	5,023
Other intangible assets, net	—	—	1,452	512	—	1,964
Derivative financial instruments	—	—	260	—	—	260
Deferred tax assets	7	—	23	47	—	77
Other non-current assets	107	—	230	157	—	494
Equity investment in subsidiaries	5,269	—	2,946	—	(8,215)	—
Intercompany loans	2,342	—	546	1,176	(4,064)	—

Total assets	$7,774	$—	$10,864	$4,739	$(12,714)	$10,663

Liabilities, minority interests and shareholders’ equity:
Current liabilities
Accounts payable and other current liabilities	$51	$—	$323	$453	$—	$827
Deferred revenues	—	—	266	171	—	437
Income tax liabilities	55	—	113	78	—	246
Current portion of long-term debt, capital lease obligations and other short-term borrowings	631	—	37	63	—	731
Intercompany payables	1	—	239	195	(435)	—

Total current liabilities	738	—	978	960	(435)	2,241

Non-current liabilities
Long-term debt and capital lease obligations	1,701	—	273	26	—	2,000
Deferred tax liabilities	—	—	586	24	—	610
Intercompany loans	—	—	3,485	579	(4,064)	—
Other non-current liabilities	—	—	273	100	—	373

Total liabilities	2,439	—	5,595	1,689	(4,499)	5,224

Minority interests	—	—	—	104	—	104

Total shareholders’ equity	5,335	—	5,269	2,946	(8,215)	5,335

Total liabilities, minority interests and shareholders’ equity	$7,774	$—	$10,864	$4,739	$(12,714)	$10,663

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The Nielsen Company bv

Consolidated Statement of Operations (Successor)

For the period from May 24 to December 31, 2006

	Parent	Issuers	Guarantor	Non-Guarantor	Elimination	Consolidated
Revenues	$—	$—	$1,417	$1,142	$(11)	$2,548

Cost of revenues, exclusive of depreciation and amortization shown separately below	—	—	634	579	(11)	1,202
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	23	—	511	378	—	912
Depreciation and amortization	—	—	184	73	—	257
Restructuring costs	—	—	31	37	—	68

Operating (loss)/income	(23)	—	57	75	—	109

Interest income	47	226	21	36	(319)	11
Interest expense	(131)	(230)	(306)	(24)	319	(372)
Gain on derivative instruments	—	—	5	—	—	5
Loss on early extinguishment of debt	(63)	—	(2)	—	—	(65)
Foreign currency exchange transaction losses	(1)	(36)	(32)	(2)	—	(71)
Equity in net income of affiliates	—	—	6	—	—	6
Equity in net loss of subsidiaries	(152)	—	(24)	—	176	—
Other (expense)/income, net	(4)	—	30	(33)	—	(7)

(Loss)/income from continuing operations before income taxes and minority interests	(327)	(40)	(245)	52	176	(384)

Benefit/(provision) for income taxes	31	16	93	(35)	—	105
Minority interests	—	—	—	—	—	—

(Loss)/income from continuing operations	(296)	(24)	(152)	17	176	(279)

Discontinued operations, net of tax	—	—	—	(17)	—	(17)

Net (loss)/income	$(296)	$(24)	$(152)	$—	$176	$(296)

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The Nielsen Company bv

Consolidated Statement of Operations (Predecessor)

For the period from January 1 to May 23, 2006

	Parent	Issuers	Guarantor	Non-Guarantor	Elimination	Consolidated
Revenues	$—	$—	$932	$699	$(5)	$1,626

Cost of revenues, exclusive of depreciation and amortization shown separately below	—	—	410	382	(5)	787
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	2	—	295	257	—	554
Depreciation and amortization	—	—	82	44	—	126
Transaction costs	82	—	13	—	—	95
Restructuring costs	—	—	7	—	—	7

Operating (loss)/income	(84)	—	125	16	—	57

Interest income	47	—	12	19	(70)	8
Interest expense	(49)	—	(55)	(14)	70	(48)
Loss on derivative instruments	—	—	(9)	—	—	(9)
Foreign currency exchange transaction gains/(losses), net	5	—	(8)	—	—	(3)
Equity in net income of affiliates	—	—	1	5	—	6
Equity in net income of subsidiaries	64	—	—	—	(64)	—
Other (expense)/income, net	(5)	—	24	(5)	—	14

(Loss)/income from continuing operations before income taxes and minority interests	(22)	—	90	21	(64)	25

Benefit/(provision) for income taxes	8	—	(26)	(21)	—	(39)
Minority interests	—	—	—	—	—	—

(Loss)/income from continuing operations	(14)	—	64	—	(64)	(14)

Discontinued operations, net of tax	—	—	—	—	—	—

Net (loss)/income	$(14)	$—	$64	$—	$(64)	$(14)

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The Nielsen Company bv

Consolidated Statement of Operations (Predecessor)

For the year ended December 31, 2005

	Parent	Issuers	Guarantor	Non-Guarantor	Elimination	Consolidated
Revenues	$—	$—	$2,284	$1,788	$(13)	$4,059

Cost of revenues, exclusive of depreciation and amortization shown separately below	—	—	1,003	914	(13)	1,904
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	30	—	758	676	—	1,464
Depreciation and amortization	1	—	192	119	—	312
Restructuring costs	—	—	6	—	—	6

Operating (loss)/income	(31)	—	325	79	—	373

Interest income	221	—	11	63	(274)	21
Interest expense	(141)	—	(223)	(40)	274	(130)
Gain on derivative instruments	13	—	—	—	—	13
Loss on early extinguishment of debt	(102)	—	—	—	—	(102)
Foreign currency exchange transaction (losses)/gains, net	(7)	—	18	—	—	11
Equity in net income of affiliates	—	—	5	4	—	9
Equity in net income of subsidiaries	251	—	35	—	(286)	—
Other (expense)/income, net	(33)	—	32	9	—	8

Income from continuing operations before income taxes and minority interests	171	—	203	115	(286)	203

Benefit/(provision) for income taxes	8	—	40	(79)	—	(31)
Minority interests	—	—	—	—	—	—

Income from continuing operations	179	—	243	36	(286)	172

Discontinued operations, net of tax	—	—	8	(1)	—	7

Net income	$179	$—	$251	$35	$(286)	$179

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The Nielsen Company bv

Consolidated Statement of Operations (Predecessor)

For the year ended December 31, 2004

	Parent	Issuers	Guarantor	Non-Guarantor	Elimination	Consolidated
Revenues	$—	$—	$2,110	$1,716	$(12)	$3,814

Cost of revenues, exclusive of depreciation and amortization shown separately below	—	—	935	849	(12)	1,772
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	(1)	—	676	646	—	1,321
Depreciation and amortization	1	—	176	120	—	297
Goodwill impairment charges	—	—	135	—	—	135
Restructuring costs	11	—	13	12	—	36

Operating (loss)/income	(11)	—	175	89	—	253

Interest income	189	—	124	339	(636)	16
Interest expense	(126)	—	(353)	(297)	636	(140)
Gain on derivative instruments	178	—	—	—	—	178
Gain on early extinguishment of debt	1	—	—	—	—	1
Foreign currency exchange transaction (losses)/gains, net	(3)	—	1	—	—	(2)
Equity in net income of affiliates	—	—	2	5	—	7
Equity in net income of subsidiaries	869	—	111	—	(980)	—
Other income/(expense), net	3	—	58	(56)	—	5

Income from continuing operations before income taxes and minority interests	1,100	—	118	80	(980)	318

Benefit/(provision) for income taxes	23	—	(5)	(63)	—	(45)
Minority interests	—	—	—	5	—	5

Income from continuing operations	1,123	—	113	22	(980)	278

Discontinued operations, net of tax	—	—	756	89	—	845

Net income	$1,123	$—	$869	$111	$(980)	$1,123

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The Nielsen Company bv

Consolidated Statement of Cash Flows (Successor)

For the period from May 24 to December 31, 2006

	Parent	Issuers	Guarantor	Non-Guarantor	Consolidated
Net cash provided by operating activities	$23	$12	$159	$238	$432

Investing activities:
Acquisition of subsidiaries and affiliates, net of cash acquired	—	—	(37)	(6)	(43)
Proceeds from sale of subsidiaries and affiliates, net	—	—	91	—	91
Additions to property, plant and equipment and other assets	—	—	(75)	(35)	(110)
Additions to intangible assets	—	—	(38)	(19)	(57)
Purchases of marketable securities	—	—	—	(63)	(63)
Sales and maturities of marketable securities	—	—	—	59	59
Other investing activities	(10)	—	(10)	—	(20)

Net cash used in investing activities	(10)	—	(69)	(64)	(143)

Financing activities:
Payments to Valcon to settle certain borrowings for the Valcon Acquisition	(5,862)	—	—	—	(5,862)
Proceeds from issuances of debt, net of issuance cost	274	6,493	20	—	6,787
Repayments of debt	(1,381)	(13)	(155)	—	(1,549)
Stock activity of subsidiaries, net	—	—	(2)	8	6
Increase in other short-term borrowings	—	—	17	17	34
Repurchase of preference shares	(116)	—	—	—	(116)
Cash dividends paid to shareholders	(16)	—	—	—	(16)
Activity under stock plans	(86)	—	(5)	—	(91)
Settlement of derivatives, intercompany and other financing activities	7,151	(6,492)	(295)	(56)	308

Net cash used in financing activities	(36)	(12)	(420)	(31)	(499)

Effect of exchange-rate changes on cash and cash equivalents	—	—	6	2	8

Net (decrease)/increase in cash and cash equivalents	(23)	—	(324)	145	(202)

Cash and cash equivalents at beginning of period	27	—	535	271	833

Cash and cash equivalents at end of period	$4	$—	$211	$416	$631

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The Nielsen Company bv

Consolidated Statement of Cash Flows (Predecessor)

For the period from January 1 to May 23, 2006

	Parent	Issuers	Guarantor	Non-Guarantor	Consolidated
Net cash (used in)/provided by operating activities	$(81)	$—	$127	$33	$79

Investing activities:
Acquisition of subsidiaries and affiliates, net of cash acquired	—	—	(12)	(45)	(57)
Payments from sale of subsidiaries and affiliates, net	—	—	—	(3)	(3)
Additions to property, plant and equipment and other assets	—	—	(29)	(16)	(45)
Additions to intangible assets	—	—	(19)	(5)	(24)
Purchases of marketable securities	—	—	—	(56)	(56)
Sales and maturities of marketable securities	—	—	—	71	71
Other investing activities	—	—	—	17	17

Net cash used in investing activities	—	—	(60)	(37)	(97)

Financing activities:
Repayments of debt	(466)	—	—	—	(466)
Stock activity of subsidiaries, net	—	—	—	(9)	(9)
(Decrease)/increase in other short-term borrowings	—	—	(13)	7	(6)
Activity under stock plans	40	—	—	—	40
Settlement of derivatives, intercompany and other financing activities	527	—	(202)	(113)	212

Net cash provided by/(used in) financing activities	101	—	(215)	(115)	(229)

Effect of exchange-rate changes on cash and cash equivalents	1	—	49	11	61

Net increase/(decrease) in cash and cash equivalents	21	—	(99)	(108)	(186)

Cash and cash equivalents at beginning of period	6	—	634	379	1,019

Cash and cash equivalents at end of period	$27	$—	$535	$271	$833

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The Nielsen Company bv

Consolidated Statement of Cash Flows (Predecessor)

For the year ended December 31, 2005

	Parent	Issuers	Guarantor	Non-Guarantor	Consolidated
Net cash provided by operating activities	$26	$—	$286	$198	$510

Investing activities:
Acquisition of subsidiaries and affiliates, net of cash acquired	—	—	(148)	(30)	(178)
Proceeds/(payments) from sale of subsidiaries and affiliates, net	—	—	15	(38)	(23)
Additions to property, plant and equipment and other assets	—	—	(96)	(67)	(163)
Additions to intangible assets	—	—	(57)	(18)	(75)
Purchases of marketable securities	—	—	—	(122)	(122)
Sales and maturities of marketable securities	—	—	—	141	141
Other investing activities	5	—	(2)	(9)	(6)

Net cash provided by/(used in) investing activities	5	—	(288)	(143)	(426)

Financing activities:
Repayments of debt	(1,805)	—	—	—	(1,805)
Stock activity of subsidiaries, net	—	—	—	(14)	(14)
(Decrease)/increase in other short-term borrowings	(718)	—	63	(18)	(673)
Cash dividends paid to shareholders	(99)	—	—	—	(99)
Activity under stock plans	7	—	—	—	7
Settlement of derivatives, intercompany and other financing activities	193	—	472	(595)	70

Net cash (used in)/provided by financing activities	(2,422)	—	535	(627)	(2,514)

Effect of exchange-rate changes on cash and cash equivalents	(65)	—	(54)	(70)	(189)

Net (decrease)/increase in cash and cash equivalents	(2,456)	—	479	(642)	(2,619)

Cash and cash equivalents at beginning of year	2,462	—	155	1,021	3,638

Cash and cash equivalents at end of year	$6	$—	$634	$379	$1,019

The Nielsen Company bv

Notes to Consolidated Financial Statements—(continued)

The Nielsen Company bv

Consolidated Statement of Cash Flows (Predecessor)

For the year ended December 31, 2004

	Parent	Issuers	Guarantor	Non-Guarantor	Consolidated
Net cash provided by operating activities	$41	$—	$257	$301	$599

Investing activities:
Acquisition of subsidiaries and affiliates, net of cash acquired	—	—	(82)	(21)	(103)
Proceeds from sale of subsidiaries and affiliates, net	5	—	2,579	14	2,598
Additions to property, plant and equipment and other assets	—	—	(100)	(84)	(184)
Additions to intangible assets	—	—	(55)	(30)	(85)
Purchases of marketable securities	—	—	—	(164)	(164)
Sales and maturities of marketable securities	—	—	—	159	159
Other investing activities	148	—	(24)	6	130

Net cash provided by/(used in) investing activities	153	—	2,318	(120)	2,351

Financing activities:
Proceeds from issuance of debt, net of issuance costs	103	—	—	—	103
Repayments of debt	(833)	—	—	—	(833)
Stock activity of subsidiaries, net	—	—	2	18	20
Increase/(decrease) in other short-term borrowings	101	—	(1)	(3)	97
Cash dividends paid to shareholders	(79)	—	—	—	(79)
Intercompany and other financing activities	2,755	—	(2,592)	(180)	(17)

Net cash provided by/(used in) financing activities	2,047	—	(2,591)	(165)	(709)

Effect of exchange-rate changes on cash and cash equivalents	185	—	11	69	265

Net increase/(decrease) in cash and cash equivalents	2,426	—	(5)	85	2,506

Cash and cash equivalents at beginning of year	36	—	160	936	1,132

Cash and cash equivalents at end of year	$2,462	$—	$155	$1,021	$3,638